Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on December 14, 2018. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Oportun Financial Corporation

(Exact name of Registrant as specified in its charter)

Delaware	6199	45-3361983
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2 Circle Star Way

San Carlos, California 94070

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Raul Vazquez

Chief Executive Officer

Oportun Financial Corporation

2 Circle Star Way

San Carlos, California 94070

(650) 810-9019

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Robert W. Phillips Calise Y. Cheng Cooley LLP 3175 Hanover Street Palo Alto, California 94304 Telephone: (650) 843-5000 Facsimile: (650) 849-7400	Joan Aristei Kathleen I. Layton Oportun Financial Corporation 2 Circle Star Way San Carlos, California 94070 (650) 810-9019	Richard A. Kline An-Yen E. Hu Goodwin Procter LLP 601 Marshall Street Redwood City, California 94063 Telephone: (650) 752-3100 Facsimile: (650) 853-1038

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.0001 par value per share

(1)	Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of shares the underwriters have the option to purchase to cover over-allotments, if any.
(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                 , 2018

            Shares

Oportun Financial Corporation

Common Stock

Oportun Financial Corporation is offering                shares of its common stock. This is our initial public offering, and no public market currently exists for shares of our common stock. We anticipate that the initial public offering price will be between $                and $                per share.

We intend to apply to list our shares of common stock on the NASDAQ Global Market under the symbol “OPRT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 20.

PRICE $                    A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Oportun
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional                shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and any state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                , 2018.

Morgan Stanley	Credit Suisse	Jefferies

UBS Investment Bank

JMP Securities		William Blair

                    , 2018

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Served 1.2 million customers* Originated 2.6 million loans* Disbursed $5.4 billion* Saved customers an estimated $1.2 billion in aggregate interest and fees*++ Helped 600,000 customers begin establishing a credit history* *In the last 12 years. ++Source: “Oportun: The True Cost of a Loan,” a study we commissioned and conducted by the Center for Financial Services Innovation, January 2017. Updated on a quarterly basis. Last updated as of June 30, 2018.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor any of the underwriters have authorized anyone to provide any information or make any representations other than those contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations, and prospects may have changed since such date.

Through and including                , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

Oportun Financial Corporation and our logo are our trademarks and are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus appear without the ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

i

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors,” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Oportun,” “the company,” “we,” “us” and “our” refer to Oportun Financial Corporation and its consolidated subsidiaries.

OPORTUN FINANCIAL CORPORATION

Our Mission

We provide inclusive, affordable financial services that empower our customers to build a better future.

Company Overview

We are a high-growth, technology-powered provider of inclusive, affordable financial services. Our proprietary lending platform and application of machine learning to our unique alternative data set enable us to provide loans at a fraction of the price of other providers to customers who do not have a credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that traditional credit scores do not properly reflect their credit worthiness. We estimate that there are 100 million credit invisibles or mis-scored consumers in the United States. In 12 years of serving our customers, we have originated more than 2.8 million loans, representing over $6.0 billion of credit extended, to more than 1.3 million unique customers. A study commissioned by us and conducted by the Center for Financial Services Innovation, or CFSI, estimated that our customers have saved more than $1.3 billion in aggregate interest and fees compared to alternative products available to them. We have been profitable on a pre-tax basis and have generated significant free cash flow for the past three years.

We pioneered the research and use of alternative data sources and application of innovative advanced data analytics and next-generation technology in the lending space to develop our proprietary, centralized platform. Our lending platform has the following key attributes:

•

Unique, large and growing data set—We leverage over one petabyte of data derived from our research and development of alternative data sources and our proprietary data accumulated from more than 6.2 million customer applications, 2.8 million loans and 54.8 million customer payments.

•

Serves customers that others cannot—Our use of alternative data allows us to score 100% of the applicants who come to us, enabling us to serve credit invisibles and mis-scored consumers that others cannot.

•

Virtuous cycle of risk model improvement—For more than a decade as our data set has grown, we have created over time a virtuous cycle of consistent enhancements to our proprietary risk models that has allowed us to increase both the number of customers for whom we can approve loans and the amount of credit we can responsibly lend as our risk models derive new insights from our growing customer base.

•

Scalable and rapidly evolving—Powered by machine learning, our automated model development workflows enable us to evaluate over 10,000 data variables and develop and deploy a new credit risk model in as little as 25 days. We use this platform to rapidly build and test strategies across the customer lifecycle, including through direct mail and digital marketing targeting, underwriting, pricing, fraud and customer management.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•

100% centralized and automated decision making—Fully automated and centralized decision making that does not allow any manual intervention enables us to achieve highly predictable credit performance and rapid, efficient scaling of our business.

•

Supports omni-channel network—Our digital loan application allows our customers to transact with us seamlessly through their preferred method: in person at over 300 retail locations, over the phone through contact centers, via our end-to-end mobile origination solution or online.

By applying our next-generation technology and advanced data analytics, we can offer our customers a superior value proposition through:

•

Designing products for customer success—Our core offering is a simple-to-understand, unsecured installment loan ranging in size from $300 to $9,000, which is fully amortizing with fixed payments that are tailored to match each customer’s cash flow. As part of our responsible lending philosophy, we underwrite loans based on our determination of each customer’s ability to pay the loan in full and on schedule by the stated maturity, leading to better outcomes compared to alternative credit products available to our customers.

•

Simple application process with fast funding—Our centralized, model-driven and automated underwriting approach provides customers with a pre-approval in seconds once they have submitted an application. Our customers can receive their funds the same day, once the customer documentation is verified and the application is approved.

•

Significant savings compared to alternatives—A study commissioned by us and conducted by CFSI determined that alternative credit products that are readily available to our customers are on average more than four times the cost of our core product, with some options ranging up to seven times the cost of our core product, translating into an estimated average savings of approximately $1,000 per customer on their first loan with us. This estimate is based on average interest and fees paid on our loans by customers since 2008 compared to the average cost of alternative products available to them, as calculated by the model developed by CFSI in the commissioned study, which was last updated as of September 30, 2018.

•

Rewarding customers when they demonstrate successful repayment behavior—We help customers establish a credit history by reporting their loans to nationwide credit bureaus, and we reward customers who continue to demonstrate successful repayment behavior when they return by generally providing them with access to more capital at a lower cost.

Our superior customer value proposition leads to exceptional customer satisfaction and loyalty, as evidenced by our strong Net Promoter Score, or NPS, averaging over 80 since 2016, which ranks among the top consumer companies and is exceptional compared to other financial services companies. This high customer satisfaction and loyalty leads to a high dollar-based net retention rate, with a weighted average of 146% for customer cohorts acquired from 2012 through 2016, comparing favorably to companies with best-in-class recurring revenue models. To obtain our dollar-based net retention rate, we measure (i) net interest and fees billed for customers in the year of acquisition of such customers, or the Base Net Interest and Fees, and (ii) net interest and fees billed for those same customers in the next year, or the Subsequent Year Net Interest and Fees. We calculate dollar-based net retention rate as the Subsequent Year Net Interest and Fees divided by the Base Net Interest and Fees. Our net interest and fees billed includes interest billed and origination and other fees billed on our “core” managed loans, less net charge-offs on such loans, including loans sold, but excluding our “access” loans. Our “access” loan program is for borrowers who do not qualify for credit under our standard “core” loan program, and we sell 100% of the loans originated under this “access” loan program. In 2017, 82% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. Given our high customer satisfaction, we believe our dollar-based net retention rate will increase as we plan to expand beyond our core offering of unsecured installment

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

loans into other financial services that a significant portion of our customers already use and have asked us to provide, such as credit cards and auto loans.

Our recurring revenue model has allowed us to achieve high revenue growth at scale, high operating margins and significant free cash flow. We generate revenue primarily through interest income which we receive when our customers make amortizing payments on their loans, which range from six to 46 months in term. In 2017, we originated $1.4 billion in loans and generated total revenue of $361.0 million, representing increases of 28% and 36% on a compounded annual growth rate, or CAGR, basis from 2015, respectively. We have been profitable on a pre-tax basis for the past three years: $9.5 million, $16.1 million and $2.1 million for 2015, 2016 and 2017, respectively. Our net income (loss) was $8.4 million, $50.9 million and $(10.2) million in 2015, 2016 and 2017, respectively. We had Adjusted EBITDA of $29.5 million, $48.6 million and $47.5 million for 2015, 2016 and 2017, respectively, representing a 27% CAGR from 2015 to 2017. Free Cash Flow was $64.3 million, $99.7 million and $127.1 million for 2015, 2016 and 2017, respectively, representing a 41% CAGR relative to 2015. For more information about the non-GAAP financial measures discussed above, including Adjusted EBITDA and Free Cash Flow and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

We have elected the fair value option to account for all loans held for investment that were originated on or after January 1, 2018, or the Fair Value Loans, and for all asset-backed notes issued on or after January 1, 2018, or the Fair Value Notes. As compared to the loans held for investment that were originated prior to January 1, 2018, or Loans Receivable at Amortized Cost, we believe the fair value option results in net income that more closely approximates the cash flow generation of our business and better reflects the value of our assets and liabilities, and therefore, provides a more accurate view of our financial position and profitability. For a detailed discussion of the impacts of this election, as well as a discussion of the GAAP and non-GAAP financial measures mentioned above for the nine months ended September 30, 2018, see “—Summary Consolidated Financial Data—Election of Fair Value Option.”

Our Market Opportunity

Our market is large, growing rapidly and not well served by other financial service providers. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by CFSI to be $188 billion, up from an estimate of $141 billion in 2016. People with low-to-moderate incomes generally lack significant savings and need access to affordable credit; the sources of credit they can access are often far more expensive and may not help them build a credit history. Since our inception, we have served more than 1.3 million customers, and in recognition of our mission to support capital access for low-to-moderate income communities, we have been certified as a Community Development Financial Institution, or CDFI, by the U.S. Department of the Treasury since 2009.

Our goal is to serve the approximately 100 million low-to-moderate income consumers in the United States who are not well served by other financial service providers: the credit invisibles and mis-scored consumers. According to a December 2016 study by the Bureau of Consumer Financial Protection, or the BCFP, 45 million people in the United States are unable to access affordable credit options because they do not have credit scores. We estimate there are another 55 million people in the United States who are “mis-scored,” primarily because they have a limited credit history.

Our typical customers, many of whom are raising families, have average annual incomes of approximately $38,000, limited savings and live in low-to-moderate income communities. Approximately 50% of our new loan customers are “credit invisibles” by virtue of not having a FICO score when we first approve them for a loan.

When our customers need access to capital to meet both unexpected and planned expenses, the sources of credit they can easily access are often limited or very expensive because they do not have a credit score or are

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

mis-scored. Banks typically rely on credit records maintained by nationwide credit bureaus and credit scores such as FICO when making credit decisions. Online marketplace lenders, which have emerged as alternatives to banks, often are focused on customers with credit scores and robust credit histories and generally require minimum FICO scores of 640 and up to 36 months of credit history. Online marketplace lenders that serve those without credit scores also may primarily target customers that have the potential for higher income in the future, rather than the low-to-moderate income customers we serve. Non-bank finance companies, including national and regional branch-based installment loan businesses, which may serve those with damaged credit, also place significant emphasis on credit scores and credit history. These lenders may also sell products such as credit insurance, which we believe may be ill-suited to meet the needs of our target customers.

Based on our research, lenders that do not rely on a credit report or a credit score from a nationwide credit bureau to underwrite loans typically charge much more for their products than we do for our products. These lenders include high-cost installment, auto title, payday and pawn lenders. According to the CFSI study that we commissioned, those products are on average more than four times, with some options ranging up to seven times, the cost of our offerings. These products may also be less transparent and structured with balloon repayments or carry fees that make the loan costly and difficult for the borrower to repay without rolling over into a subsequent loan. These lenders typically do not perform any ability-to-pay analysis to make sure that the borrower can repay the loan and often do not report the loans to the nationwide credit bureaus to help the customer establish credit. These lenders may be either online or retail-based, but typically do not offer the convenience of an omni-channel network.

We believe our opportunity for future growth is substantial as we estimate our market share in 2017 to be less than one percent. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by CFSI to be $188 billion, as compared to our total revenue of $361.0 million for that year. To date, we have served only 1.3 million of the estimated 100 million credit invisibles and mis-scored consumers in the United States.

Our Solution

Consistent with our mission, we design our financial services to serve credit invisibles and mis-scored consumers. We offer simple-to-understand, affordable, unsecured, fully amortizing installment loans with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments and range in size from $300 to $9,000 with terms ranging from six to 46 months. As part of our commitment to be a responsible lender, we verify income for 100% of our customers, and we only make loans to customers that our ability-to-pay model indicates should be able to afford a loan after meeting their other regular obligations and living expenses. Additionally, we utilize data from third parties, including credit reporting agencies, as well as self-reported application data in our proprietary risk models to measure the customer’s ability and willingness to repay the loan. We determine the loan size and term based on our assessment of a customer’s ability to pay. To make sure a customer is comfortable with his or her repayment terms, the customer has the option to choose a lower loan amount or alternative repayment terms prior to the execution of the loan documents. We serve our customers through an omni-channel network, whereby customers may apply for a loan at one of our retail locations, over the phone, via our end-to-end mobile origination solution or online.

Our application of advanced data analytics has enabled us to successfully underwrite loans to credit invisibles and mis-scored consumers, while growing rapidly and maintaining consistent credit quality since 2009. We have built a proprietary lending platform that processes large amounts of alternative data along with traditional credit bureau data and leverages machine learning to assess creditworthiness.

For over the last decade, our risk model development has benefited from a virtuous cycle whereby we: (1) research and incorporate new alternative data sources and gather more performance data from our growing customer base, (2) apply advanced analytical techniques, such as machine learning, to derive new insights from

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

our growing data set and improve our risk models, (3) continue to grow and successfully originate more loans based upon improvements in our risk models, and (4) generate more customer data and fund further research into new alternative data sources, starting the cycle all over again.

Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development and implementation of alternative data sources and our proprietary data accumulated from more than 6.2 million customer applications, 2.8 million loans and 54.8 million customer payments. Our platform is built for flexibility and rapid integration of third-party data sources, which allows us to quickly test new data sources and credit strategies. Examples of the types of alternative data sources we use include public records, alternative financial services usage data, utility information, transactional data and bank account information. By regularly researching and incorporating new data sources into our scoring and decisioning platform, we are able to continuously improve our risk models and deliver instantaneous risk decisions for our customers based on this information.

We built our platform with automated workflows to enable us to (1) evaluate over 10,000 data variables and run thousands of simulations to identify the most predictive variables, (2) produce final models and the supporting documentation needed for compliance approval, and then (3) instantly deploy the models into our production, scoring and decisioning platform. We can now develop and deploy a new credit model in approximately 25 days. Our flexible decisioning platform allows our centralized risk team to adjust score cutoffs and assigned loan amounts in a matter of minutes. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and decisioning platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions.

Superior Customer Value Proposition

In keeping with our mission, we design our products and processes for customer success and aim to help our customers achieve their financial goals. We believe the following aspects of our business provide a differentiated customer value proposition:

•

Access to capital for credit invisibles and mis-scored consumers—Our innovative, alternative data-based credit models power our ability to successfully approve borrowers that other lenders, relying on traditional credit bureau-based underwriting, decline due to lack of a credit score or insufficient credit history to be accurately scored.

•

Lower cost alternative—We save our customers, who earn on average approximately $38,000 per year, an estimated average of approximately $1,000 on their first loan with us, according to a study commissioned by us and conducted by CFSI, which determined that typically available alternative credit products are on average more than four times the cost of our loans, and some options range up to more than seven times the cost of our loans.

•

Serve our customers how, where and when they want to be served—Our omni-channel network provides our customers with flexibility to apply for a loan at any of our retail locations, over the phone, via our end-to-end mobile origination solution or online.

•

Simple application process with fast funding—Our centralized, model-driven automated underwriting approach provides customers with a pre-approval in seconds once they have submitted an application. Our customers can receive their funds the same day once the application is approved.

•

Responsibly structured, fully amortizing products—To provide manageable payments for our customers, our loan size and length of loan term are generally correlated. We only offer fixed rate, fixed payment loans which makes it easy for our customers to understand the cost of credit and their payment obligations. Payments are scheduled based upon the customer’s pay period, generally either bi-weekly or semi-monthly, to align debt service to the customer’s cash flow.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Reward our customers for success

•

Larger, lower cost loans for returning customers—We generally are able to offer customers who repay their loan and return to us for a subsequent loan with a loan that is on average approximately $1,300 larger than their prior loan with us. After a full re-underwriting, we typically also offer returning customers a lower rate, with an average rate reduction between a customer’s first and second loan of approximately five percentage points.

•

Development of credit history—We report payment history on every loan we make to nationwide credit bureaus, helping our customers develop a credit history. Since inception, we have helped over 650,000 customers who came to us without a FICO score begin establishing a credit history.

•

Enhance customer experience through value-add services—We offer credit education at the time of loan disbursement to ensure customers, many of whom are new to credit, understand the terms and payment obligations of their loans and how timely and complete payment will help them build positive credit. We also offer customers access to free financial coaching by phone with a nonprofit partner and referrals to a variety of financial health resources.

Our customer value proposition drives high satisfaction as evidenced by our NPS averaging over 80 since 2016. This high rate of customer satisfaction drives significant customer life-time value, as demonstrated by our high dollar-based net retention rate. We believe our dollar-based net retention rate will increase as we expand beyond our core installment loan into other products such as credit cards and auto loans that our data have shown a significant portion of our customers use and that our customers have asked us to provide.

Our Business Model

Efficient customer acquisition—Our superior customer value proposition, which enhances the effectiveness of our marketing, combined with our centralized and automated lending platform, allows us to acquire customers at an efficient cost. We have automated the approval, loan size and pricing decisions, and no employee has discretion over underwriting decisions or loan terms. This automation and centralization also enables us to provide consistent service, apply best practices across geographies and channels and, importantly, achieve a lower customer acquisition cost to drive attractive unit economics. Our omni-channel network enabled us to have a customer acquisition cost of $112 in 2017, which we believe compares favorably to other lenders. For customers acquired during 2017, the average payback period, which refers to the number of months it takes for our net revenue to exceed our customer acquisition costs, was approximately four months.

Attractive recurring revenue streams—In 2017, 82% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. We have increased net revenue by customer cohort through the careful evolution of our credit models which enables us to increase the average loan amount we can responsibly offer our customers. Our returning customers who generally qualify for larger loans also experience a lower default rate. We believe we can identify customers who can access larger loans without increasing defaults because we apply our credit algorithms to our large and expanding data set. This continuous evolution and rapid deployment of our credit models creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably. This has resulted in higher net interest and fees billed per customer in year two for each subsequent cohort. Our weighted average dollar-based net retention rate was 146% for customer cohorts acquired from 2012 through 2016, comparing favorably to companies with best-in-class recurring revenue models.

Low-cost term funding—Our consistent and strong credit performance has enabled us to build a large, scalable and low-cost debt funding program to support the growth of our loan originations. To fund our growth at a low and efficient cost of funds, we have built a diversified and well-established capital markets funding program which allows us to partially hedge our exposure to rising interest rates by locking in our interest expense

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

for up to three years. Over the past five years, we have executed thirteen bond offerings in the asset-backed securities market, the last ten of which include tranches that have been rated investment grade. We also have a committed three-year, $400.0 million secured line of credit, which funds our loan portfolio growth. Additionally, we sell up to 15% of our “core” loan originations to institutional investors under a two-year forward commitment at a fixed price to demonstrate the value of our loans, increase our liquidity and further diversify our sources of funding. For the year ended December 31, 2017 and the nine months ended September 30, 2018, our interest expense as a percentage of average daily debt balance was 4.8% and 4.4%, respectively, the latter of which takes into account the impact of the election of the fair value option, in particular, the reduction in interest expense due to the financing expenses associated with the relevant notes being expensed as incurred in operating expenses, rather than being capitalized and amortized as interest expense. For information regarding our election of the fair value option, see “—Summary Consolidated Financial Data—Election of Fair Value Option.” As of September 30, 2018, over 80% of our debt was at a fixed cost of funds.

Improving operating efficiency—To build our business, we have made, and will continue to make, significant investments in data science, our proprietary platform, technology infrastructure, compliance and controls. We believe those investments will continue to enhance our operating efficiency and will improve our profit margins as we grow. We have achieved pre-tax profitability in each of 2015, 2016, 2017 and the nine months ended September 30, 2018. We have produced significant Free Cash Flow of $64.3 million, $99.7 million, $127.1 million and $90.7 million in 2015, 2016, 2017 and the nine months ended September 30, 2018, respectively. For more information about the non-GAAP financial measures discussed above, and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Strengths and Competitive Advantages

Proprietary decisioning platform drives customer access and superior credit quality

For 12 years, we have used advanced data analytics to develop and consistently improve our credit underwriting models, enabling us to expand access to affordable credit for credit invisibles and mis-scored consumers while achieving superior credit quality. We are able to score 100% of the customers who come to us through the innovative application of alternative data in our platform; approximately 50% of our new loan customers do not have a valid FICO score when we first approve them for a loan. Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development, the implementation of alternative data sources and the accumulation of proprietary data from more than 6.2 million customer applications, 2.8 million loans and 54.8 million customer payments. Our automated machine learning workflows enable us to evaluate over 10,000 data variables and develop and deploy a new model in only 25 days. Our flexible decisioning platform allows our risk team to manage our business and make changes in our models in a matter of minutes. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and underwriting platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions. We have successfully maintained consistent credit quality since 2009 while rapidly growing our loan originations. Over the past eleven quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 3.7% and the annualized net charge-off rate for the quarters has ranged between 6.4% and 8.4%. Our 30+ day delinquency rate was 3.5% and 3.5% as of September 30, 2017 and 2018, respectively. The annualized net charge-off rate was 7.9% and 7.1% for the nine months ended September 30, 2017 and 2018, respectively.

Our purpose-built technology enables rapid evolution of our business across our omni-channel network

By combining our unique technology platform and our risk model development capabilities, we can quickly react to changes in consumer behavior or economic condition. We developed our proprietary, integrated platform

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

with purpose-built technology to centralize our loan origination and servicing functions across our omni-channel network. This centralization enables us to provide consistent service, apply best practices across geographies and channels and achieve a lower customer acquisition cost to drive attractive unit economics. We use our advanced analytics and data science capabilities to enhance our direct mail and digital marketing targeting, approve/decline decisions, and loan amount, pricing, affordability and fraud detection models. We also implement agile product development and continuously deliver new features to meet our customers’ needs. In 2017, we delivered, on average, more than one new release per week, which seamlessly integrated into our platform. This allows us to add new retail locations, expand our contact centers and further develop our mobile origination solution quickly and effectively.

Superior customer value proposition drives high customer adoption, loyalty and satisfaction

We design our products to attract new customers and encourage existing customers to return for subsequent loans when they have additional financial needs. Our loans are structured with fixed payments scheduled to coincide with customers’ paychecks, no prepayment penalties or balloon payments, and no hidden fees. We report loan performance for our customers to nationwide credit bureaus, now having helped over 650,000 people who came to us without a FICO score begin establishing a credit history. We reward customers who continue to demonstrate successful repayment behavior with increased access to capital and generally lower rates on subsequent loans. We typically offer returning customers a loan that is on average approximately $1,300 larger and has a lower rate than their prior loan with us. As a result of our product design and customer service, our NPS has averaged over 80 since 2016, a level well above the customer satisfaction ratings of traditional financial service firms. Further demonstrating satisfaction in our products and services, 38% of new customer acquisition in the 12 months ended September 30, 2018 was through word-of-mouth referrals. Due to our superior value proposition and customer service, customers choose to return to us for their additional credit needs, even when additional sources of credit may have become available to them. As a result, our weighted average dollar-based net retention rate was 146% for customer cohorts acquired from 2012 through 2016, comparing favorably to companies with best-in-class recurring revenue models.

Ability to disrupt a large and growing market that is not well served by others

We are disrupting a market made up of traditional lenders who have not served our customers well for decades. Banks and online lenders generally require a credit score which many of our customers do not have. In contrast, other lenders who do make loans to those without credit scores or with limited credit histories lend at a much higher cost to the consumer as compared to our rates. A study we commissioned that was conducted by CFSI determined that alternative credit products are on average more than four times the cost of our loans, and some options range up to seven times more, translating into an estimated average savings of approximately $1,000 per customer on their first loan with us. We believe that the market size for our products is 100 million credit invisibles and mis-scored consumers, of whom we have served only 1.3 million to date. In addition, in 2017, CFSI estimated that the U.S. market for consumers underserved by mainstream financial services was $188 billion, up from an estimate of $141 billion in 2016, as compared to our total revenue of $361.0 million in 2017. Given our 12 years of experience serving this market, we believe we are well positioned to become a market leader and continue to scale our business to serve more customers.

Mission drives customer focus, talent acquisition, and positive perception by influencers

Our mission—to provide inclusive, affordable financial services that empower our customers to build a better future—is at the core of our product offerings, business practices and brand. We believe that our business model and the responsible construction of our loan product is well received by regulators, advocates and legislators. In recognition of our mission to support low-to-moderate income communities, we have been certified as a CDFI by the U.S. Department of the Treasury since 2009. The consistency in our beliefs and actions, and the demonstrated value we have provided our customers, enables us to differentiate our employer

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

brand from other financial technology companies to attract top performing talent who have a desire to contribute their skills to make a positive social impact in low-to-moderate income communities.

Experienced management team with depth and breadth of expertise across products and industries

Our management team has a mix of financial services and technology industry experience, as well as expertise in delivering omni-channel customer service. On average, our senior executives have over 20 years of experience at world-class organizations, including those that provide consumer lending, credit cards and auto lending products. By utilizing their diverse expertise, our management team has built a large, scalable organization with highly repeatable business processes, allowing us to seamlessly enter new markets. Under their leadership, we have grown total revenue at a 36% CAGR from 2015 to 2017 and been profitable on a pre-tax basis since 2015.

Our Strategy for Growth

We believe our opportunity for future growth is substantial as we estimate our market share in 2017 to be less than one percent. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by CFSI to be $188 billion, as compared to our total revenue of $361.0 million for that year. To date, we have served only 1.3 million of the estimated 100 million credit invisibles and mis-scored consumers in the United States.

Expand nationwide

We intend to expand our presence in existing states and enter new states. Entering new markets is now a scalable and repeatable business process for us. We currently operate in twelve states: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. We entered nine of these twelve states in just the last three years.

Increase brand awareness and expand our marketing channels

We believe we can drive additional customer growth through effective brand building campaigns and direct marketing. Our exceptional NPS and success with customer referrals, which have been responsible for 38% of loan application volume from new customers in the 12 months ended September 30, 2018, should help accelerate our brand recognition. Through the application of our data science capabilities and advanced analytics, we aim to increase our brand awareness, penetrate a greater percentage of our serviceable market and acquire customers at low cost.

Continue to evolve our credit underwriting models

We expect to continue to invest significantly in our credit data and analytics capabilities. The evolution of our proprietary risk model will enable us to underwrite more customers and make more credit available to new and returning customers, while maintaining consistent credit quality. Improvements in our credit models enabled us to increase our average original principal balance from $2,405 as of December 31, 2015 to $3,474 as of September 30, 2018 without a material change in loss rates. The continuous evolution and rapid deployment of our credit models using machine learning creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably.

Further improve strong customer loyalty

We seek to increase the percentage of returning customers as loans to these customers have attractive economics for us. Our strategy is to reward our returning customers by giving them a larger loan with a lower

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

rate and longer term, since returning customers experience a lower default rate, are less expensive to service and have lower acquisition costs. We plan to invest in technology to further simplify the loan process for returning customers. We also expect that adding new products and services in the future will further improve customer loyalty and extend customer lifetime.

Expand product and service offerings to meet our customers’ needs

We plan to develop other credit products and financial services to offer to our customers. Our data indicates that approximately 50% of our customers who come to us initially without a credit score eventually take out a revolving credit card and approximately 30% take out an auto loan. To meet this demand, we are developing additional consumer financial services, including credit cards and auto loans. Over time, we expect to continue to evaluate opportunities both organically and through acquisition to provide a broader suite of products and services that address our customers’ financial needs in a cost effective and transparent manner, leveraging the efficiency of our existing business model.

Risks Related to Our Business

Our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the consumer lending industry. Any of the factors set forth under the heading “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our common stock. Some of the principal risks relating to our business and our ability to execute our business strategy include:

•

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects.

•	Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

•	We have incurred net losses in the past and may incur net losses in the future.

•	Our quarterly results are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.

•	Our business may be adversely affected by disruptions in the credit markets, including reduced access to credit.

•	Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread could adversely affect our results of operations.

•	Our risk management efforts may not be effective, which may expose us to market risks that harm our results of operations.

•	We rely extensively on models in managing many aspects of our business. If our models contain errors or are otherwise ineffective, our business could be adversely affected.

•

We have elected the fair value option effective as of January 1, 2018, and we use estimates in determining the fair value of our loans and our asset-backed notes. If our estimates prove incorrect, we may be required to write down the value of these assets or write up the value of these liabilities, which could adversely affect our results of operations. Further, our election of the fair value option as of January 1, 2018 will impact our financial statements, including a significant impact to our net revenue for the year ending December 31, 2018. For more information, see “—Summary Consolidated Financial Data—Election of Fair Value Option” below.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	If net charge-off rates are in excess of expected loss rates, our business and results of operations may be harmed.

•	Negative publicity or public perception of our industry or our company could adversely affect our reputation, business and results of operations.

•

We have incurred substantial debt and may issue debt securities or otherwise incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

•	Security breaches of customers’ confidential information that we store may harm our reputation, adversely affect our results of operations, and expose us to liability.

•	The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Corporate Information

We were founded as Progress Financial Corporation in August 2005, doing business as Progreso Financiero, and we incorporated Progreso Financiero Holdings, Inc. in August 2011 as the parent company for Progress Financial Corporation. In January 2015, we changed our name from Progreso Financiero Holdings, Inc. to Oportun Financial Corporation, and we changed the name of our operational subsidiary from Progress Financial Corporation to Oportun, Inc. Both Oportun Financial Corporation and Oportun, Inc. are incorporated in Delaware. We have also formed a number of consolidated wholly owned subsidiaries to facilitate our financing transactions, support our call center operations and for other administrative purposes. Our headquarters is located at 2 Circle Star Way, San Carlos, California 94070. Our telephone number is (650) 810-9019. Our corporate website is at www.oportun.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Common stock offered by us	shares

Underwriters’ over-allotment option	shares

Common stock to be outstanding immediately after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds	We intend to use substantially all of the net proceeds from this offering for general corporate purposes, including working capital, data, analytics and technology enhancements, sales and marketing activities, capital expenditures, targeted expansion, development of new products and services and to fund a portion of the loans made to our customers. We may also use a portion of the net proceeds to invest in or acquire complementary technologies, solutions or businesses; however, we currently have no agreements or commitments for any such investments or acquisitions. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Dividend policy	We do not currently anticipate paying any dividends on our common stock immediately following this offering or in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on various factors. See “Dividend Policy.”

Proposed NASDAQ Global Market symbol	“OPRT”

The number of shares of our common stock reflected in the discussion and tables above is based on 221,680,242 shares of our common stock outstanding (on an as-converted basis) as of September 30, 2018, and excludes:

•	48,657,036 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2018, having a weighted-average exercise price of $1.45 per share;

•	shares of common stock issuable upon the exercise of outstanding options granted after September 30, 2018, having a weighted-average exercise price of $ per share;

•

274,563 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock (on an as-converted basis) outstanding as of September 30, 2018, at a weighted-average exercise price of $0.97 per share;

•	5,035,037 shares of common stock subject to outstanding RSUs as of September 30, 2018;

•	shares of common stock subject to RSUs granted after September 30, 2018;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•

             shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•

             shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our preferred stock into an aggregate of 189,219,953 shares of our common stock immediately prior to the closing of this offering;

•	the conversion of warrants to purchase shares of our Series F-1 and Series G preferred stock into warrants to purchase shares of our common stock immediately prior to the closing of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the period ended on, the dates indicated. You should read this data together with our audited financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2017 and 2018 and the consolidated balance sheet data as of September 30, 2018, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Other than as noted in “—Election of Fair Value Option” below for the nine months ended September 30, 2018, we have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and the results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period.

Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock. See Note 2 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Interest income	$182,650	$254,151	$327,935	$237,399	$323,956
Non-interest income	12,579	23,374	33,019	22,140	34,611

Total revenue	195,229	277,525	360,954	259,539	358,567

Interest expense	(24,029)	(28,774)	(36,399)	(26,297)	(33,622)
Provision for loan losses	(46,743)	(70,363)	(98,315)	(68,598)	(19,597)
Net change in fair value	—	—	—	—	34,047

Net revenue	124,457	178,388	226,240	164,644	339,395

Operating Expenses:
Technology and facilities(1)	33,703	51,891	70,896	51,147	60,410
Sales and marketing(1)	25,042	39,845	58,060	39,798	54,084
Personnel(1)	27,460	38,180	47,186	33,501	45,997
Outsourcing and professional fees(1)	18,953	21,967	31,171	20,911	35,920
General, administrative and other	9,780	10,449	16,858	7,037	7,703

Total operating expenses	114,938	162,332	224,171	152,394	204,114

Net income before taxes	9,519	16,056	2,069	12,250	135,281

Income tax provision (benefit)	1,124	(34,802)	12,275	4,501	37,160

Net income (loss)	$8,395	$50,858	$(10,206)	$7,749	$98,121

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(in thousands, except share and per share data)

Net income (loss) attributable to common stockholders	$—	$4,419	$(10,206)	$—	$12,843
Net income (loss) per common share:
Basic	$0.00	$0.17	(0.38)	$0.00	$0.47
Diluted	$0.00	$0.12	(0.38)	$0.00	$0.31
Pro forma (unaudited):
Basic			$(0.05)		$0.44
Diluted			$(0.05)		$0.42
Weighted average shares of common stock used in computing net income per common share:
Basic	24,439,271	26,538,388	26,617,916	27,023,311	27,156,714
Diluted	24,439,271	37,997,937	26,617,916	27,023,311	41,258,465
Pro forma (unaudited):
Basic			219,880,883		220,726,697
Diluted			219,880,883		234,828,448
(1) Stock-based compensation expense is included in our results of operations as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(in thousands)
Technology and facilities	$301	$710	$1,088	$781	$937
Sales and marketing	49	52	116	79	86
Personnel	2,193	3,741	4,501	3,198	4,013
Outsourcing and professional fees	57	—	—	—	—

Total stock-based compensation expense	$2,600	$4,503	$5,705	$4,058	$5,036

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(in thousands)

Non-GAAP Financial Measures(1):
Adjusted EBITDA	$29,456	$48,629	$47,497	$38,568	$55,196
Free Cash Flow	$64,276	$99,704	$127,097	$91,105	$90,658

(1)	See “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for a definition and discussion of Adjusted EBITDA and Free Cash Flow.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of September 30, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,163
Restricted cash	52,095
Loans receivable at fair value	923,511
Loans receivable at amortized cost, net	435,979
Total assets	1,522,706
Total liabilities	1,201,939
Total stockholders’ equity	320,767

(1)

The pro forma column reflects (i) the conversion of all outstanding shares of our preferred stock into an aggregate of 189,219,953 shares of our common stock immediately prior to the closing of this offering, (ii) the conversion of warrants to purchase shares of our Series F-1 preferred stock and Series G preferred stock into warrants to purchase 274,563 shares of our common stock immediately prior to the closing of this offering, and (iii) the filing and effectiveness of our amended and restated certificate of incorporation.

(2)

The pro forma as adjusted column reflects the items described in footnote (1) above, as well as the estimated net proceeds of $                million from our sale of                shares of common stock at the assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting fees and commissions and estimated offering expenses payable by us.

Key Financial and Operating Metrics

We monitor and evaluate the following key metrics in order to measure our current performance, develop and refine our growth strategies, and make strategic decisions.

	As of or for the Year Ended December 31,			As of or for the Nine Months Ended September 30,
	2015	2016	2017	2017	2018
Aggregate originations (in thousands)	$838,540	$1,100,817	$1,368,598	$923,370	$1,228,675
Active customers	403,816	492,031	582,948	535,557	642,521
Customer acquisition cost	$61	$85	$112	$112	$121
Average daily principal balance (in thousands)	$498,158	$724,749	$956,830	$920,573	$1,232,546
Owned principal balance at end of period (in thousands)	$638,901	$882,815	$1,136,174	$1,012,229	$1,365,058
Managed principal balance at end of period (in thousands)	$709,861	$1,027,011	$1,344,927	$1,193,109	$1,617,463
30+ day delinquency rate	3.9%	3.7%	3.6%	3.5%	3.5%
Annualized net charge-off rate	6.9%	7.0%	8.0%	7.9%	7.1%

Election of Fair Value Option

We have elected the fair value option to account for all loans receivable held for investment that were originated on or after January 1, 2018, or the Fair Value Loans, and for all asset-backed notes issued on or after January 1, 2018, or the Fair Value Notes. As compared to the loans held for investment that were originated prior

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

to January 1, 2018, or Loans Receivable at Amortized Cost, we believe the fair value option results in net income that more closely approximates the cash flow generation of our business and better reflects the value of our assets and liabilities, and therefore, provides a more accurate view of our financial position and profitability. Loans Receivable at Amortized Cost and asset-backed notes issued prior to January 1, 2018 will continue to be accounted for in our 2018 and subsequent financial statements at amortized cost, net. Loans that we designate for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans receivable are sold. We estimate the fair value of the Fair Value Loans using a discounted cash flow model, which considers various factors such as the price that we could sell our loans to a third party in a non-public market, credit risk, net charge-offs, customer payment rates and market conditions such as interest rates. We estimate the fair value of our Fair Value Notes based upon the prices at which our or similar asset-backed notes trade. We reevaluate the fair value of our Fair Value Loans and our Fair Value Notes at the close of each measurement period.

The following summarizes the principal changes in our consolidated statements of operations, as of and for the nine months ended September 30, 2018, as the result of our election of the fair value option, or the Fair Value Changes:

•

Fair Value Loans and Fair Value Notes are valued at the close of each measurement period using the models described above. Increases (decreases) in the fair value of loans increase (decrease) the net change in fair value and net revenue and increases (decreases) in the fair value of asset-backed notes decrease (increase) the net change in fair value and net revenue.

•

For our Loans Receivable at Amortized Cost, an allowance for loan losses is established to reserve for loan losses anticipated over the next twelve-month period; loan losses are charged to the allowance for loan losses and a provision for loan losses in the amount of the incurred loan losses is taken as an expense to replenish the allowance for loan losses. On the other hand, for our Fair Value Loans, lifetime loan losses are incorporated in the measurement of the fair value for the Fair Value Loans and net charge-offs incurred during a reporting period decrease the net change in fair value. No provision is established with respect to the Fair Value Loans because the expected impact of lifetime loan losses is already reflected in the net change in fair value.

•

For Fair Value Loans, interest income includes (i) billed interest and late fees, plus (ii) origination fees recognized at loan disbursement, less (iii) charged-off interest and late fees, less (iv) provision for uncollectable interest and late fees. Additionally, direct loan origination expenses are recognized in operating expenses as incurred. In comparison, for Loans Receivable at Amortized Cost, interest income includes: (a) billed interest and late fees, less (b) charged-off interest and late fees, less (c) provision for uncollectable interest and late fees, plus (d) amortized origination fees recognized over the life of the loan, less (e) amortized cost of direct loan origination expenses recognized over the life of the loan.

•

Financing expenses for Fair Value Notes are recognized in operating expenses when incurred (as compared to accounting for the asset-backed notes at amortized cost in which such expenses are capitalized and recognized in interest expense over the life of the applicable asset-backed notes).

Fair Value Pro Forma

In order to facilitate comparisons to periods prior to January 1, 2018, we have provided below unaudited financial information for the nine months ended September 30, 2017 and 2018 on a pro forma basis, or the fair value pro forma, as if we had elected the fair value option since our inception for all loans originated and held for investment and all asset-backed notes issued. In order to calculate the fair value pro forma, the Fair Value Changes as described above were applied to all loans originated and held for investment and all asset-backed notes issued since inception.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2018
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
	(in thousands, except share and per share data)
Revenue:
Interest income	$237,399	$3,259	$240,658	$323,956	$(8,942)	$315,014
Non-interest income	22,140	—	22,140	34,611	—	34,611

Total revenue	259,539	3,259	262,798	358,567	(8,942)	349,625

Interest expense	(26,297)	2,950	(23,347)	(33,622)	2,441	(31,181)
Provision for loan losses	(68,598)	68,598	—	(19,597)	19,597	—
Net change in fair value	—	(52,265)	(52,265)	34,047	(109,870)	(75,823)

Net revenue	164,644	22,542	187,186	339,395	(96,774)	242,621

Operating expenses:
Technology and facilities	51,147	—	51,147	60,410	—	60,410
Sales and marketing	39,798	2,688	42,486	54,084	—	54,084
Personnel	33,501	—	33,501	45,997	—	45,997
Outsourcing and professional fees	20,911	2,518	23,429	35,920	—	35,920
General, administrative and other	7,037	—	7,037	7,703	—	7,703

Total operating expenses	152,394	5,206	157,600	204,114	—	204,114

Net income before taxes	12,250	17,336	29,586	135,281	(96,774)	38,507
Income tax provision	4,501	7,631	12,132 *	37,160	(26,571)	10,589

Net income	$7,749	$9,705	$17,454	$98,121	$(70,203)	$27,918

*	Income tax provision for FV Pro Forma for nine months ended September 30, 2017 is based upon the statutory rate of 41%.

As a result of the election of the fair value option, our operating results for the nine months ended September 30, 2018 reflect the fair value of the Fair Value Loans, but such fair value was not offset by declines in fair value for loans made in prior periods resulting from credit losses and other factors, as would have occurred if we had elected the fair value option at inception. Over time, as the Fair Value Loans age and a higher percentage of our loan portfolio become Fair Value Loans, to the extent our loan portfolio continues to grow, we expect to record negative net changes in fair value of our Fair Value Loans, which we expect will reduce our net revenue, as the impact of credit losses reflected in the fair value of our Fair Value Loans is expected to offset any change in fair value that may occur due to interest rate changes or other market conditions. We expect that by the end of 2019 substantially all of our loans will be Fair Value Loans and the impact of our election of the fair value option will be minimal.

Accordingly, for the nine months ended September 30, 2018 (see table above for fair value pro forma amounts and adjustments made to the as reported GAAP results):

•	We had aggregate originations of $1.2 billion, representing an increase of 33% over the prior year period.

•	We reported $358.6 million of total revenue.

•	On a fair value pro forma basis, total revenue was $349.6 million, an increase of 33% over $262.8 million for the prior year period.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	We reported $135.3 million of income on a pre-tax basis.

•	On a fair value pro forma basis, income on a pre-tax basis was $38.5 million, an increase of 30% over $29.6 million for the prior year period.

•	We reported $98.1 million of net income.

•	On a fair value pro forma basis, net income was $27.9 million, an increase of 60% over $17.5 million for the prior year period.

•	We reported $55.2 million of Adjusted EBITDA.

•	On a fair value pro forma basis, Adjusted EBITDA was $61.0 million, an increase of 54% over $39.7 million for the prior year period.

•	We reported $90.7 million of Free Cash Flow, remaining relatively flat compared to the prior year period.

For more information about the non-GAAP financial measures discussed above, and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure (including the non-GAAP financial measures presented on a fair value pro forma basis), see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. Any of the following risks could have an adverse effect on our business, results of operations and financial condition. The following risks could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. You should carefully consider these risks, all of the other information in this prospectus and general economic and business risks before making a decision to invest in our common stock.

Risks Relating to Our Business

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects.

We have experienced recent, rapid growth and have a limited operating history at our current scale. Assessing our business and future prospects may be difficult because of the risks and difficulties we face. These risks and difficulties include our ability to:

•	effectively manage the growth of our business;

•	increase the volume of loans originated through retail locations, direct mail marketing, contact centers and online, which includes our mobile origination solution;

•	efficiently manage and finance the expansion of our retail footprint;

•	increase the effectiveness of our direct mail marketing, radio and television advertising, digital advertising and other marketing strategies;

•	expand our capabilities for mobile and online loan origination;

•	expand our footprint and activities in states in which we operate, as well as expand into new states;

•	successfully build our brand and protect our reputation from negative publicity;

•	manage our net charge-off rates;

•	maintain the terms on which we lend to our customers;

•	continue to serve the borrowing needs of our existing customers;

•	enter into new markets and introduce new products;

•	continue to expand our customer demographic focus from our original customer base of Spanish-speaking customers;

•	successfully maintain our diversified funding strategy, including loan warehouse facilities, whole loan sales and future securitization transactions;

•	successfully manage our interest rate spread against our cost of capital, including through potential interest rate hedging;

•	continue to improve our proprietary credit risk model;

•	successfully adjust our proprietary credit risk model and products in response to changing macroeconomic conditions and fluctuations in the credit market;

•	effectively manage and expand the capabilities of our contact centers, our business process outsourcing relationships and our other business operations abroad;

•	effectively maintain and scale our financial, risk and compliance management controls and procedures;

•	effectively secure and maintain the confidentiality of the information provided and utilized across our systems;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•

successfully compete with companies that are currently in, or may in the future enter, the business of providing consumer loans to low-to-moderate income customers underserved by traditional, mainstream financial institutions;

•	attract, integrate and retain qualified employees; and

•	successfully adapt to complex and evolving regulatory environments.

If we are not able to timely and effectively address these risks and difficulties, our business and results of operations may be harmed.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our total revenue grew from $195.2 million in 2015 to $277.5 million in 2016 to $361.0 million in 2017. During the same periods, our aggregate originations were $838.5 million, $1.1 billion and $1.4 billion, respectively. Our total revenue for the nine months ended September 30, 2018 was $358.6 million, and our aggregate originations was $1.2 billion. We expect that, in the future, even if our revenue continues to increase, our revenue and aggregate origination growth rates may decline.

In addition, we expect to continue to expend substantial financial and other resources on:

•	personnel, including potential significant increases to total compensation as we grow our employee headcount;

•	sales and marketing, including expenses relating to increased local, mobile, online, radio, television and direct mail marketing efforts;

•	product development, including the continued development of our proprietary credit risk model and our mobile and online channels;

•	development of potential new products, including credit cards, automobile installment loans or other financial services such as OportunPath, through internal development or acquisition;

•	diversification of funding sources, including bank lines of credit, loan warehouse facilities, whole loan sales and future securitization transactions;

•	brand development;

•	retail space, as we expand our retail footprint;

•	office space, as we increase our growing employee base;

•	technology, including upgrades to our technology infrastructure, cybersecurity investments, new feature development on our current platforms, as well as new IT software systems;

•	expansion into new geographic regions, product markets and customer segments; and

•

general administration, including legal, compliance, risk management, accounting, internal audit, compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other expenses related to being a publicly traded company, as well as complying with the requirements of the changing regulatory landscape and our diverse funding sources.

In addition, our historical rapid growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. We will need to improve our operational, financial and management controls and our reporting systems and procedures as we continue to grow our business and add more personnel. If we cannot manage our growth effectively, our results of operations will suffer.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We have incurred net losses in the past and may incur net losses in the future.

For the years ended December 31, 2015 and 2016, we achieved net income of $8.4 million and $50.9 million, respectively. However, for the year ended December 31, 2017, we experienced a net loss of $10.2 million, and we have experienced a net loss in years prior to 2015. As of December 31, 2017, our accumulated deficit was $70.7 million. We will need to generate and sustain increased revenue and net income levels in future periods in order to increase profitability, and, even if we do, we may not be able to maintain or increase our level of profitability over the long term. We intend to continue to expend significant funds to grow our business, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve or sustain profitability, our business would suffer, and the market price of our common stock may decrease.

Our quarterly results are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our total revenue, interest expense, provision for loan losses, and non-interest expenses, net income and other key metrics, are likely to vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful, especially as a result of our election of the fair value option as of January 1, 2018. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Our quarterly financial results may fluctuate due to a variety of factors, some of which are outside of our control and, as a result, may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

•	loan volumes, loan mix and the channels through which our loans are originated;

•	the effectiveness of our direct marketing and other marketing channels;

•	the timing and success of new loan products and origination channels;

•	the amount and timing of operating expenses related to acquiring customers and the maintenance and expansion of our business, operations and infrastructure;

•	net charge-off rates;

•	adjustments to the fair value of our Fair Value Loans and Fair Value Notes;

•	our cost of borrowing money and access to the capital markets; and

•	general economic, industry and market conditions.

In addition, we experience significant seasonality in demand for our loans, which is generally lower in the first quarter. The seasonal slowdown is primarily attributable to high loan demand around the holidays in the fourth quarter and the general increase in our customers’ available cash flows in the first quarter, including cash received from tax refunds, which temporarily reduces their borrowing needs. While our growth has obscured this seasonality from our overall financial results, we expect our results of operations to continue to be affected by such seasonality in the future. Such seasonality and other fluctuations in our quarterly results may also adversely affect the price of our common stock.

Our business may be adversely affected by disruptions in the credit markets, including reduced access to credit.

We depend on securitization transactions, warehouse facilities and other forms of debt financing, as well as whole loan sales, in order to finance the principal amount of most of the loans we make to our customers. However, we cannot guarantee that these financing sources will continue to be available beyond the current

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

maturity dates of our existing securitizations and debt facilities, on reasonable terms or on any terms at all. Our ability to continue to grow our business and increase the volume of loans that we make to customers will depend on our ability to obtain additional financing through additional securitization transactions, the expansion of our existing debt or loan sale facilities and/or the addition of new sources of capital.

The availability of debt financing and other sources of capital depends on many factors, some of which are outside of our control. The risk of volatility surrounding the global economic system and uncertainty surrounding the future of regulatory reforms such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, continue to create uncertainty around access to the capital markets. Events of default or breaches of financial, performance or other covenants, as a result of the underperformance of certain pools of loans underpinning our securitizations or other debt facilities, could reduce or terminate our access to funding from institutional investors, including investment banks, traditional and alternative asset managers and other entities. Such events could also result in default rates at a higher interest rate and therefore increase our cost of capital. In addition, our ability to access future capital may be impaired because our interests in our financed pools of loans are “first loss” interests and so these interests will only be realized to the extent all amounts owed to investors or lenders and service providers under our securitizations and debt facilities are paid in full.

We have closed thirteen securitization transactions over the past five years. We established a whole loan sale program in 2014 that has been renewed annually and extended to two years recently, and in July 2017, we established an additional whole loan sale program to sell 100% of our loans originated under our “access” loan program, which is intended to make credit available to select borrowers who do not qualify for credit under our “core” program, which is our standard loan origination program. However, we can provide no assurance that investors will continue to purchase our asset-backed securities, that we will be able to successfully access the securitization markets or sell whole loans in the future. Furthermore, there is no assurance that these sources of capital will continue to be available in the future on terms favorable to us or at all. In the event of a sudden or unexpected shortage or restriction on the availability of funds, we cannot be sure that we will be able to maintain the necessary levels of funding to retain current levels of originations without incurring higher funding costs, a reduction in the term of funding instruments or increasing the rate of whole loan sales or be able to access funding at all. In the past, we have been forced to reduce new loan originations due to lack of capital. If we are unable to arrange new or alternative methods of financing on favorable terms, we would have to curtail our origination of loans, which could have an adverse effect on our business, results of operations and financial condition.

We have entered into a variable funding note warehouse facility, or a VFN Facility, which, like our securitization transactions, is backed by a pool of loans. This VFN Facility consists of a single class of revolving floating-rate notes pursuant to which we may make periodic draws subject to a formula borrowing base calculation and a borrowing limit of $400.0 million. We would be unable to make such periodic draws during any period of default under the VFN Facility. The revolving period terminates in October 2021. If we fail to renew this warehouse facility or replace it with other short- or long-term capital facilities, we may have to curtail our origination of loans and our ability to expand our business would be negatively affected.

Our risk management efforts may not be effective, which may expose us to market risks that harm our results of operations.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk, including risks that are unidentified or unanticipated. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures and techniques, including our risk

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

management model, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

As our loan mix changes and as the markets in which we operate evolve, our risk management strategies may not always adapt to such changes. Some of our methods of managing risk are based upon our use of observed historical market behavior and management’s judgment. Other of our methods for managing risk depend on the evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures or available information indicate. In addition, management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events, which may not be fully effective. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the timing of such outcomes. If our risk management efforts are ineffective, we could suffer losses that could harm our business, financial condition or results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators.

We rely extensively on models in managing many aspects of our business. If our models contain errors or are otherwise ineffective, our business could be adversely affected.

Our ability to attract customers and to build trust in our loan products is significantly dependent on our ability to effectively evaluate a customer’s creditworthiness and likelihood of default. In deciding whether to extend credit to prospective customers, we rely heavily on our proprietary credit risk model, which is comprised of a suite of statistical models built using third-party alternative data, credit bureau data, customer application data and our credit experience gained through monitoring the performance of our customers over time. If our proprietary credit risk model fails to adequately predict the creditworthiness of our customers or their ability to repay their loans due to programming or other errors, or if any portion of the information pertaining to the prospective customer is incorrect, incomplete or becomes stale (whether by fraud, negligence or otherwise), and our systems do not detect such errors, inaccuracies or incompleteness, or any of the other components of the credit decision process described herein fails, we may experience higher than forecasted loan losses. Also, if we are unable to access certain third-party data used in our credit risk model, or access to such data is limited, our ability to accurately evaluate potential customers may be compromised. Credit and other information that we receive from third parties about a customer may also be inaccurate or may not accurately reflect the customer’s creditworthiness, which may adversely affect our loan pricing and approval process, resulting in mispriced loans, incorrect approvals or denials of loans, which would adversely affect our business.

Our reliance on our credit risk model and other models to manage many aspects of our business, including valuation, pricing, collections management, marketing targeting models, fraud prevention, liquidity and capital planning, direct mail and telesales, may prove in practice to be less predictive than we expect for a variety of reasons, including as a result of errors in constructing, interpreting or using the models or the use of inaccurate assumptions (including failures to update assumptions appropriately in a timely manner). Our assumptions may be inaccurate, and our models may not be as predictive as expected for many reasons, in particular because they often involve matters that are inherently difficult to predict and beyond our control, such as macroeconomic conditions, credit market volatility and interest rate environment, and they often involve complex interactions between a number of dependent and independent variables and factors. In particular, even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. The errors or inaccuracies in our models may be material and could lead us to make wrong or sub-optimal decisions in managing our business, and this could harm our business, results of operations and financial condition.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Additionally, if we make errors in the development, validation or implementation of any of the models or tools we use to underwrite the loans that we then securitize or sell to investors, those investors may experience higher delinquencies and losses. We may also be subject to liability to those investors if we misrepresented the characteristics of the loans sold because of those errors. Moreover, future performance of our customers’ loans could differ from past experience because of macroeconomic factors, policy actions by regulators, lending by other institutions or reliability of data used in the underwriting process. To the extent that past experience has influenced the development of our underwriting procedures and proves to be inconsistent with future events, delinquency rates and losses on loans could increase. Errors in our models or tools and an inability to effectively forecast loss rates could also inhibit our ability to sell loans to investors or draw down on borrowings under our warehouse and other debt facilities, which could limit originations of new loans and could hinder our growth and harm our financial performance.

We have elected the fair value option effective as of January 1, 2018, and we use estimates in determining the fair value of our loans and our asset-backed notes. If our estimates prove incorrect, we may be required to write down the value of these assets or write up the value of these liabilities, which could adversely affect our results of operations. Further, our election of the fair value option as of January 1, 2018 will impact our financial statements, including a significant impact to our net revenue for the year ending December 31, 2018.

Our ability to measure and report our financial position and results of operations is influenced by the need to estimate the impact or outcome of future events on the basis of information available at the time of the issuance of the financial statements. An accounting estimate is considered critical if it requires that management make assumptions about matters that were highly uncertain at the time the accounting estimate was made. If actual results differ from our judgments and assumptions, then it may have an adverse impact on the results of operations and cash flows. Management has processes in place to monitor these judgments and assumptions, including review by our internal valuation and loan loss allowance committee, but these processes may not ensure that our judgments and assumptions are correct.

We have elected the fair value option to account for our Fair Value Loans and Fair Value Notes effective as of January 1, 2018, and we use estimates in determining the fair value. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of our valuation methodologies. In addition, a variety of factors such as changes in the interest rate environment and the credit markets, unexpected changes in customer prepayment speeds, higher than anticipated delinquency and default levels or financial market illiquidity, may ultimately affect the fair values of our loans receivable and asset-backed notes. Material differences in these ultimate values from those determined based on management’s estimates and assumptions may require us to adjust the value of certain assets and liabilities, which could adversely affect our results of operations.

As a result of the election of the fair value option, our operating results for the nine months ended September 30, 2018 reflect the fair value of the Fair Value Loans, but such fair value was not offset by declines in fair value for loans made in prior periods resulting from credit losses and other factors, as would have occurred if we had elected the fair value option at inception. Over time, as the Fair Value Loans age and a higher percentage of our loan portfolio become Fair Value Loans, to the extent our loan portfolio continues to grow, we expect to record negative net changes in fair value of our Fair Value Loans, which we expect will reduce our net revenue, as the impact of credit losses reflected in the fair value of our Fair Value Loans is expected to offset changes in fair value that may occur due to interest rate changes or other market conditions. We expect that by the end of 2019 substantially all of our loans will be Fair Value Loans and the impact of our election of the fair value option will be minimal.

For more information about the impact of our election of the fair value option on our results of operations, see “Selected Consolidated Financial Information—Election of Fair Value Option” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Fair Value of Loans Held for Investment.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

If net charge-off rates are in excess of expected loss rates, our business and results of operations may be harmed.

Loans to our customers are not secured by any collateral, not guaranteed or insured by any third party and not backed by any governmental authority in any way. We are therefore limited in our ability to collect on the loans if a customer is unwilling or unable to repay them. A customer’s ability to repay us can be negatively impacted by increases in his or her payment obligations to other lenders under mortgage, credit card and other loans, including car loans and other short-term loan products. These changes can result from increases in base lending rates or structured increases in payment obligations and could reduce the ability of our customer to meet their payment obligations to other lenders and to us. If a customer defaults on a loan, we may be unsuccessful in our efforts to collect the amount of the loan. Because our net charge-off rate depends on the collectability of the loans, if we experience an unexpected significant increase in the number of customers who fail to repay their loans or an increase in the principal amount of the loans that are not repaid, our revenue and results of operations could be adversely affected. Furthermore, because our loans are unsecured loans, they are dischargeable in bankruptcy. If we experience an unexpected, significant increase in the number of customers who successfully discharge their loans in a bankruptcy action, our revenue and results of operations could be adversely affected.

We maintain an allowance for loan losses for our loans held for investment and originated prior to January 1, 2018, or the Loans Receivable at Amortized Cost. We incorporate our estimate of lifetime loan losses in our measurement of fair value for our Fair Value Loans. To estimate the appropriate level of allowance for loan losses, we consider known and relevant internal and external factors that affect loan receivable collectability, including the total amount of loans receivable outstanding, historical loan losses, our current collection patterns and economic trends. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses and fair value are also dependent on our subjective assessment based upon our experience and judgment. Our methodology for establishing our allowance for loan losses and fair value is based on the guidance in Accounting Standards Codification 450, 820 and 825, and, in part, on our historic loss experience. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate and general economic uncertainty may affect our allowance for loan losses, (i) our provision may be inadequate for our Loans Receivable at Amortized Cost, and (ii) the fair value may be reduced for our Fair Value Loans, which will decrease our net change in fair value, both of which will decrease net revenue. Our allowance for loan losses and our calculation of fair value are estimates, and if these estimates are inaccurate, our results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for losses or our calculation of fair value, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses or our calculation of fair value. In addition, because our debt financings include delinquency triggers as predictors of losses, increased delinquencies or losses may reduce or terminate the availability of debt financings to us. Additional information regarding our allowance for loan receivable losses is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Allowance for Loan Losses.” For more information about our election of the fair value option, see “Selected Consolidated Financial Information—Election of Fair Value Option” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Fair Value of Loans Held for Investment.”

Our results of operations and financial condition and our customers’ willingness to borrow money from us and ability to make payments on their loans have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult operating environment for our business and other companies in our industry. Many factors, including factors that are beyond our control, may impact our results of operations or financial condition, our customers’ willingness to incur loan obligations and/or affect our customers’ willingness or capacity to make payments on their loans. These factors include:

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

unemployment levels, housing markets, immigration policies, gas prices, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics. In addition, major medical expenses, divorce, death or other issues that affect our customers could affect our customers’ willingness or ability to make payments on their loans. Further, our business currently is heavily concentrated on consumer lending and, as a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit than a company with a more diversified lending portfolio. We are also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted towards consumer credit. If the United States experiences an economic downturn, or if we become affected by other events beyond our control, we may experience a significant reduction in revenue, earnings and cash flows and a deterioration in the value of our investments. We may also become exposed to increased credit risk from our customers and third parties who have obligations to us.

A substantial majority of our customers have limited or no credit history. Accordingly, such customers have historically been, and may in the future become, affected by adverse macroeconomic conditions. If our customers default under a loan receivable held directly by us, we will experience loss of principal and anticipated interest payments, which could adversely affect our cash flow from operations. The cost to service our loans may also increase without a corresponding increase in our interest on loans.

If aspects of our business, including the quality of our loan portfolio or our customers’ ability to pay, are significantly affected by economic changes or any other conditions in the future, we cannot be certain that our policies and procedures for underwriting, processing and servicing loans will adequately adapt to such changes. If we fail to adapt to changing economic conditions or other factors, or if such changes affect our customers’ willingness or ability to repay their loans, our results of operations, financial condition and liquidity would be adversely affected.

Negative publicity or public perception of our industry or our company could adversely affect our reputation, business and results of operations.

Negative publicity about our industry or our company, including the terms of our loans, effectiveness of our proprietary credit risk model, privacy and security practices, collection practices, litigation, regulatory compliance and the experience of customers, even if inaccurate, could adversely affect our reputation and the confidence in our products and business model. Our reputation is very important to attracting new customers and retaining existing customers. While we believe that we have a good reputation and that we provide customers with a superior experience, there can be no assurance that we will continue to maintain a good relationship with customers or avoid negative publicity.

Consumer advocacy groups, politicians and certain government and media reports have, in the past, advocated governmental action to prohibit or severely restrict the dollar amount, interest rate, or other terms of consumer loans, particularly “small dollar” loans and those with short terms. The consumer groups and media reports typically focus on the cost to a consumer for this type of loan, which may be higher than the interest typically charged by issuers to consumers with more historical creditworthiness; for example, some groups are critical of loans with APRs greater than 36%. The consumer groups, politicians and government and media reports frequently characterize these short-term consumer loans as predatory or abusive toward consumers. Additionally, on August 13, 2018, the California Supreme Court ruled in an opinion entitled De La Torre v. CashCall, Inc. that the annual interest rate on a consumer loan of $2,500 or more could violate the California Financing Law, or CFL, if it is so high to be unconscionable even though the CFL has no restriction on pricing the interest rate for loans of $2,500 and above. Although our interest rates in California are much lower than those at issue in the De La Torre case, the court did not identify any particular interest rate or term that would render a loan unconscionable. If this negative characterization of short-term consumer loans becomes associated with our business model and loan terms, even if inaccurate, demand for our consumer loans could significantly decrease, and it could be less likely that investors purchase our loans or our asset-backed securities, or our lenders extend or renew lines of credit to us, which could adversely affect our results of operations and financial condition.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Negative perception of our consumer loans or other activities may also result in us being subject to more restrictive laws and regulations and potential investigations and enforcement actions. In addition, we may become subject to lawsuits, including class action lawsuits, against us for loans we make or have made, or loans we service or have serviced. If there are changes in the laws affecting any of our consumer loans, or our marketing and servicing of such loans, or if we become subject to such lawsuits, our financial condition and results of operations would be adversely affected.

Harm to our reputation can also arise from many other sources, including employee or former employee misconduct, misconduct by outsourced service providers or other counterparties, failure by us or our partners to meet minimum standards of service and quality, and inadequate protection of customer information and compliance failures and claims. Our reputation may also be harmed if we fail to maintain our certification as a Community Development Financial Institution, or CDFI. If we are unable to protect our reputation, our business may be adversely affected.

If we do not compete effectively in our target markets, our results of operations could be harmed.

The consumer lending market is highly competitive and increasingly dynamic as emerging technologies continue to enter into the marketplace. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. We primarily compete with other consumer finance companies, credit card issuers, financial technology companies and financial institutions, as well as payday lenders and pawn shops focused on low-to-moderate income customers. Many of our competitors operate with different business models, such as lending as a service or point-of-sale lending, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, economic, technological and other developments, including utilizing new data sources or credit scoring models. We may also face competition from companies that have not previously entered the consumer lending market for customers with little or no credit history. Many of our current or potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. We face competition in areas such as compliance capabilities, financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service, brand and reputation. Our competitors may also have longer operating histories, lower financing costs or costs of capital, more extensive customer bases, more diversified products and customer bases, operational efficiencies, more versatile technology platforms, greater brand recognition and brand loyalty and broader customer and partner relationships than we have. Current or potential competitors may also acquire one of our existing competitors or form strategic alliances with one of our competitors. Our competitors may be better at developing new products, responding more quickly to new technologies and undertaking more extensive marketing campaigns. Furthermore, our existing and potential competitors may decide to modify their pricing and business models to compete more directly with our model. If we are unable to compete with such companies or fail to meet the need for innovation in our industry, the demand for our loan products could stagnate or substantially decline, or our loan products could fail to maintain or achieve more widespread market acceptance, which could harm our business, results of operations and financial condition.

Our success and future growth depends on our Oportun brand and our successful marketing efforts across channels, and if we are unable to attract or retain customers, our business and financial results may be harmed.

We intend to continue to dedicate significant resources to our marketing efforts, particularly as we develop our brand, as well as expand our loan origination channels, introduce new loan products and enter into new states. Our ability to attract qualified customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products. In the past, our product was marketed primarily through word of mouth at our retail locations and direct mail, and more recently, through radio and digital advertising, such as paid and unpaid search, e-mail marketing and paid display advertisements. We expect

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

our future marketing programs to include direct mail, radio, television, print, online display, video, digital advertising, search engine optimization, search engine marketing, social media, events and other grassroots activities, and partnerships with other companies or organizations that also serve our potential customers. The goal of this marketing and advertising is to increase the strength, recognition and trust in our brand and ultimately increase the number of loans made to our customers. The marketing channels that we employ may become more crowded and saturated by other lenders, which may decrease the effectiveness of our marketing campaigns and increase our customer acquisition costs, which may in turn adversely affect our results of operations. Also, the methodologies, policies and regulations applicable to marketing channels may change. For example, Internet search engines could revise their methodologies, which could adversely affect our customer volume from organic ranking and paid search. Search engines may also implement policies that restrict the ability of companies such as us to advertise their services and products, which could prevent us from appearing in a favorable location or any location in the organic rankings or paid search results when certain search terms are used by the consumer.

Our business model relies on our ability to scale rapidly, and if our marketing efforts are not successful or if we are unsuccessful in developing our brand marketing campaigns, it could have an adverse effect on our ability to attract customers. If we fail to successfully promote and maintain our brand or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may lose existing customers to our competitors or be unable to attract new customers, which in turn would harm our business, results of operations and financial condition. Even if our marketing efforts result in increased revenue, we may be unable to recover our marketing costs through increases in loan volume. Any incremental increases in customer acquisition cost could have an adverse effect on our business, results of operations and financial condition. Furthermore, increases in marketing and other customer acquisition costs may not result in increased loan originations at the levels we anticipate or at all, which could result in a higher customer acquisition cost per account.

Our current and future business growth strategy involves expanding into new markets with new retail location openings, and our failure to integrate or manage new retail locations we open or acquire may adversely affect our business, prospects, results of operations and financial condition.

Opening new retail locations and increasing originations at existing retail locations are important elements of our growth strategy. We opened 54, 55 and 42 retail locations in 2015, 2016 and 2017, respectively, and 33 retail locations during the nine months ended September 30, 2018. New retail location openings may impose significant costs on us and subject us to numerous risks, including:

•	identification of new locations and negotiation of acceptable lease terms; and

•	incurrence of additional indebtedness (if necessary to finance new retail locations).

Our continued growth is dependent upon a number of factors, including the availability of adequate financing and suitable retail locations, the ability to obtain any required government permits and licenses, zoning and occupancy requirements, hiring qualified management and customer service personnel, and other factors, some of which are beyond our control. If we fail to anticipate customers’ needs or market dynamics related to the region or neighborhood of a new retail location, such retail location may not deliver the expected financial results. A recent trend among some municipalities has been to enact zoning restrictions in certain markets. These zoning restrictions may limit the number of non-bank lenders that can operate in an area or require certain distance requirements between competitors, residential areas or highways. Depending on the way a zoning restriction may be drafted, such restriction may restrict our ability to operate within those zoned areas. We may not be able to continue to expand our business successfully through new retail location openings in the future. Our failure to expand, manage or complete the integration of any new retail locations could have an adverse effect on our business, prospects, results of operations and financial condition.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We could experience a decline in repeat customers, which could harm our future operating results.

In order for us to maintain or improve our operating results, it is important that we continue to extend loans to returning customers who have successfully repaid their previous loans. Our repeat loan rates may decline or fluctuate as a result of our expansion into new markets, and new customers we acquire in the future may not be as loyal as our current core customer base. If our repeat loan rates decline, we may not realize consistent or improved operating results from our existing customer base.

If we are not successful in effectively developing our mobile origination channel, our business results could suffer.

We have incurred expenses and expended resources to develop and expand our mobile origination channel. We introduced our mobile platform in California and Texas in 2014 and now offer it in all of the states in which we operate. Since April 2017, we have entered into Idaho, Missouri, New Mexico, Wisconsin and New Jersey on a “mobile-first” basis, which is to initially originate and serve our customers in a state without any retail locations, and we anticipate expanding into other states on a “mobile-first” basis. We have limited operating experience in states where we operate only on a “mobile-first” basis without retail locations and cannot predict with certainty how loans originated in such states will perform over time as compared to those originated in states where we have retail locations. Our mobile origination channel must achieve high levels of market acceptance in order for us to recoup our development investment. We face the risks that our new channels could be unprofitable, increase costs, decrease operating margins or take longer than anticipated to achieve our target margins due to:

•	difficulties with user interface or disappointment with the user experience;

•	defects, errors or failures in our mobile and online service;

•	negative publicity about our loan products or our mobile or online service’s performance or effectiveness;

•	delays in releasing to the market new loan products or mobile or online service enhancements;

•	uncertainty in applicable consumer protection laws and regulations to a mobile loan environment; and

•	potentially increased fraudulent activity associated with our mobile and online channels.

Should we fail to expand and evolve our business in this manner or should our new origination channels not achieve adequate acceptance in the market, our competitive position, revenue and results of operations would be harmed.

We are, and intend in the future to continue, developing new loan products, and our failure to accurately predict demand or growth related to these new loan products could have an adverse effect on our business.

We are, and intend in the future to continue, developing new potential loan products, such as credit cards and automobile installment loans. Also, we are using or testing additional marketing strategies and programs, including radio and television advertising, digital advertising and out-of-home advertising, as well as retail and digital sources of leads, including lead aggregators.

We can provide no assurance that we will be able to develop, commercially market and achieve acceptance of our planned new products and services. In addition, our investment of resources to develop new loan products and services may either be insufficient or result in expenses that are excessive in light of loans actually originated from these new loan products and services. The borrower profile of customers using our new loan products and services may not be as attractive as the customers that we currently serve, which may lead to higher levels of delinquencies or defaults than we have historically experienced. Failure to accurately predict demand or growth with respect to our new loan products and services could have an adverse impact on our business, and there is always risk that these new products and services will be unprofitable, will increase our costs or will decrease operating margins or take longer than anticipated to achieve target margins.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We are, and intend in the future to continue, expanding into new geographic regions, and our failure to comply with applicable laws or regulations, or accurately predict demand or growth, related to these geographic regions could have an adverse effect on our business.

We intend to continue expanding into new geographic regions. We can provide no assurance that we will achieve similar levels of success, if any, in the new geographic regions where we do not currently operate. In addition, each of the new states where we do not currently operate may have different laws and regulations that apply to our loan products and services. As such, we expect to be subject to significant additional legal and regulatory requirements, including various federal and state consumer lending laws. We have limited experience in managing these risks and the compliance requirements attendant to these additional legal and regulatory requirements. The costs of compliance and any failure by us to comply with such regulatory requirements could harm our business.

Our proprietary credit risk model relies in part on the use of third-party data to assess and predict the creditworthiness of our customers, and if we lose the ability to license or use such third-party data, or if such third-party data contain inaccuracies, it may harm our results of operations.

We rely on our proprietary credit risk model, which is a suite of statistical models built using third-party alternative data, credit bureau data, customer application data and our credit experience gained through monitoring the payment performance of our customers over time. If we are unable to access certain third-party data used in our proprietary credit risk model, or our access to such data is limited, our ability to accurately evaluate potential customers will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations. Third-party data sources include the national credit bureaus and other alternative data sources. Providers of the third-party data used in our proprietary scoring model are generally consumer reporting agencies regulated by the Bureau of Consumer Financial Protection, or BCFP. Such data is electronically obtained from third parties and is aggregated by our risk engine to be used in our proprietary credit model to score applicants and make credit decisions and in our verification processes to confirm customer reported information. Data from consumer reporting agencies and other information that we receive from third parties about a customer may be inaccurate or may not accurately reflect the customer’s creditworthiness, which may cause us to provide loans to higher risk customers than we intend through our underwriting process and/or inaccurately price the loans we make. We use numerous third-party data sources and multiple credit factors within our proprietary credit risk model, which helps mitigate, but does not eliminate, the risk of an inaccurate individual report.

For example, there is a risk that following the date of the third-party data used in our credit risk model, a customer may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, or sustained other adverse financial events, in which case the information we received would not accurately reflect such customer’s risk level and creditworthiness. In addition, if the costs of our access to third-party data is increased or our terms with such third-party data providers worsen, this could have an adverse effect on our financial condition.

If the information and documents provided by customers to us are incorrect or fraudulent, we may misjudge a customer’s loan qualifications, which could cause us to inappropriately make or price loans and suffer an increase in our loan losses that in turn may have a negative effect on our results of operations.

Our lending decisions are based partly on information and documents provided to us by loan applicants, including identity, income, employment, other debt obligations and other relevant information. To the extent that these applicants provide incorrect or fraudulent information or documents to us, our credit risk assessment may not accurately reflect the associated risk. Inaccurate analysis of credit data that could result from false loan application information or documents could result in us providing loans to higher risk customers and/or inaccurately pricing loans, which in turn could harm our reputation, business, results of operations and financial condition.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We follow procedures to verify each customer’s identity, income, and address, which are designed to minimize fraud. These procedures may include visual inspection of customer identification documents to ensure authenticity, review of paystubs or bank statements for proof of income and employment, and review of analysis of information from credit bureaus, fraud detection databases and other alternative data sources for verification of employment and other debt obligations. If any of the information that is considered in the loan review process is inaccurate, whether intentional or not, and such inaccuracy is not detected prior to loan funding, the loan may have a greater risk of default than expected. If any of our procedures are not followed, or if these procedures fail, fraud may occur. We may not be able to recover amounts disbursed on loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our results of operations may be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our results of operations, brand and reputation and require us to take additional steps to reduce fraud risk, which could increase our costs.

If we are unable to collect payment on and service the loans we make to our customers, our business would be harmed.

Our ability to adequately service our loans is dependent upon our ability to grow and appropriately train our customer service and collections staff, and our ability to expand existing and open new contact centers as our loans receivable increase. Additionally, our customer service and collections staff are dependent upon our maintaining adequate information technology, telephony and internet connectivity such that they can perform their job functions. If we fail to adequately service and collect amounts owed in respect of our loans, then payments to us may be delayed or reduced, increasing our rate of delinquencies and loan losses, and our total revenue and results of operations will be harmed.

Because we receive a significant amount of cash in our retail locations through customer loan repayments, we may be subject to theft and cash shortages due to employee errors.

Since our business requires us to receive a significant amount of cash in each of our retail locations, we are subject to the risk of theft (including by employees) and cash shortages due to employee errors. Although we have implemented various procedures and programs to reduce these risks, maintain insurance coverage for theft and provide security measures for our facilities, we cannot make assurances that theft and employee error will not occur. We have experienced theft and attempted theft in the past. Material occurrences of theft and employee error could lead to cash losses and could adversely affect our results of operations.

We are exposed to geographic concentration risk.

The geographic concentration of our loan originations may expose us to an increased risk of loss due to risks associated with certain regions. Certain regions of the United States from time to time will experience weaker economic conditions and higher unemployment and, consequently, will experience higher rates of delinquency and loss than on similar loans nationally. In addition, natural, man-made or environmental disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. A significant portion of our outstanding loan receivables is originated in certain states, and within the states where we operate, originations are generally more concentrated in and around metropolitan areas and other population centers. Therefore, economic conditions, natural, environmental or man-made disasters or other factors affecting these states or areas in particular could adversely impact the delinquency and default experience of the receivables and could adversely affect our business. Further, the concentration of our outstanding receivables in one or more states would have a disproportionate effect on us if governmental authorities in any of those states take action against us or take action affecting how we conduct our business.

As of September 30, 2018, 66%, 24% and 5% of our owned principal balance related to customers from California, Texas and Illinois, respectively. If any of the events noted in these risk factors were to occur in or have a disproportionate impact in regions where we operate, it may negatively affect our business in many ways,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

including increased delinquencies and losses on our loans or a decrease in future originations. Any one or more of these developments may significantly reduce our revenue and cash flow and may adversely affect our results of operations.

Changes in immigration patterns, policy or enforcement could affect some of our customers, including those who may be undocumented immigrants, and consequently impact the performance of our loans, our business and results of operations.

Some of our customers are immigrants and some may not be U.S. citizens or permanent resident aliens. We follow appropriate customer identification procedures as mandated by law, including accepting government issued picture identification that may be issued by non-U.S. governments, as permitted by the USA PATRIOT Act, but we do not verify the immigration status of our customers, which we believe is consistent with industry best practices and is not required by law. While our credit models look to approve customers who have stability of residency and employment, it is possible that a significant change in immigration patterns, policy or enforcement could cause some customers to emigrate from the United States, either voluntarily or involuntarily, or slow the flow of new immigrants to the United States. Such emigration or reduction in immigration, as well as changes in U.S. immigration laws or more vigorous enforcement of such laws by regulatory agencies, or changes in laws that make it more difficult or less desirable for immigrants to work in the United States, could result in increased delinquencies and losses on our loans or a decrease in future originations due to more difficulty for potential customers to earn income. In addition, if we or our competitors receive negative publicity around making loans to undocumented immigrants, it may draw additional attention from regulatory bodies or consumer advocacy groups, all of which may harm our brand and business. There is no assurance that a significant change in U.S. immigration patterns, policy, laws or enforcement will not occur. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action. Any such change could adversely affect our business, financial condition, results of operations and cash flow.

Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread could adversely affect our results of operations.

We earn a substantial majority of our revenue from interest payments on the loans we make to our customers. Financial institutions and other funding sources provide us with the capital to fund a substantial portion of the principal amount of our loans to customers and charge us interest on funds that we borrow. In the event that the spread between the interest rate at which we lend to our customers and the rate at which we borrow from our lenders decreases, our net revenue will decrease, and our financial results and operating performance will be harmed. The interest rates we charge to our customers and pay to our lenders could each be affected by a variety of factors. These include our ability to access capital markets based on our business performance, the volume of loans we make to our customers, loan mix, competition and regulatory limitations, including regulations of certain states on the maximum rates customers can be charged for certain loan sizes.

Market interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Interest rate changes may require us to make adjustments to the fair value of our Fair Value Loans or Fair Value Notes, which may in turn adversely affect our results of operations. We do not currently hedge our interest rate exposure associated with our debt financing. Any reduction in our interest rate spread could have an adverse effect on our business, results of operations and financial condition.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

In connection with our securitizations, lines of credit, and whole loan sales, we make representations and warranties concerning these loans. If those representations and warranties are not correct, we could be required to repurchase the loans. Any significant required repurchases could have an adverse effect on our ability to operate and fund our business.

In our asset-backed securitizations, our asset-backed revolving debt facility and our whole loan sales, we make numerous representations and warranties concerning the characteristics of the loans we transfer and sell, including representations and warranties that the loans meet the eligibility requirements of those facilities and investors. If those representations and warranties are incorrect, we may be required to repurchase the loans. Failure to repurchase so-called ineligible loans when required would constitute an event of default under our securitizations, our asset-backed facility and our whole loan sales and a termination event under the applicable agreement. We can provide no assurance, however, that we would have adequate cash or other qualifying assets available to make such repurchases. Such repurchases could be limited in scope, relating to small pools of loans, or larger in scope, across multiple pools of loans. If we were required to make such repurchases and if we do not have adequate liquidity to fund such repurchases, it could have an adverse effect on our business, results of operations and financial condition.

Fraudulent activity could negatively impact our business, operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity associated with customers and third parties handling customer information. Also, we continue to develop and expand our mobile origination channel, which involves the use of internet and telecommunications technologies (including mobile devices) to conduct our service to our customers. These new mobile technologies may be more susceptible to the fraudulent activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The level of our fraud losses could increase and our results of operations could be harmed if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact our brand and reputation, which could impact our business. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our business.

Security breaches of customers’ confidential information that we store may harm our reputation, adversely affect our results of operations, and expose us to liability.

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we collect, process, transmit and store large amounts of sensitive information, including the personal information, credit information and other sensitive data of our customers and potential customers. It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such sensitive information. We also have arrangements in place with certain of our third-party vendors that require us to share consumer information. We have also outsourced elements of our operations (including elements of our information technology infrastructure) to third parties, and as a result, we manage a number of third-party vendors who may have access to our computer networks or our confidential information. In addition, many of those third parties may in turn subcontract or outsource some of their responsibilities to third parties. As a result, our information technology systems, including the functions of third parties that are involved or have access to those systems, is very large and complex. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the size, complexity, accessibility and distributed nature of our information technology systems, and the large amounts of sensitive information stored on those systems, make such systems potentially vulnerable to unintentional or malicious, internal and external attacks on our technology environment. Potential vulnerabilities can be exploited from inadvertent or intentional actions of our employees, third-party vendors, business partners, or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information and systems. In addition, the prevalent use of mobile devices increases the risk of data security incidents. Significant disruptions of our, our third-party vendors’ and/or business partners’ information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation, or unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many governments have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation and we could lose customers.

We also face indirect technology, cybersecurity and operational risks relating to the customers, clients and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including vendors, payment processors, and other parties who have access to confidential information due to our agreements with them. In addition, any security compromise in our industry, whether actual or perceived, or information technology system disruptions, whether from attacks on our technology environment or from computer malware, natural disasters, terrorism, war and telecommunication and electrical failures, could interrupt our business or operations, harm our reputation, erode customer confidence, negatively affect our ability to attract new customers, or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our business and results of operations.

Our retail locations also process physical customer loan documentation that contain confidential information about our customers, including financial and personally identifiable information. We retain physical records in various storage locations outside of our retail locations. The loss or theft of customer information and data from our retail locations or other storage locations could subject us to additional regulatory scrutiny, possible civil litigation and possible financial liability, which could have an adverse effect on our results of operations, financial condition, liquidity and ability to collect on the loans for such customers.

We regularly monitor data flow inside and outside the company, but attackers have become very sophisticated in the way they conceal access to systems, and many companies that have been attacked are not aware that they have been attacked. Any event that leads to unauthorized access, use or disclosure of personal information, including but not limited to personal information regarding our customers, loan applicants or employees, could disrupt our business, harm our reputation, compel us to comply with applicable federal and/or state breach notification laws and foreign law equivalents, subject us to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require us to verify the correctness of database contents, or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us, and result in significant legal and financial exposure and/or reputational harm. In addition, any failure or perceived failure by us or our vendors to comply with our privacy, confidentiality or data security-related legal or other obligations to third parties, or any security incidents or other inappropriate access events that result in the unauthorized access, release or transfer of sensitive information, which could include personally identifiable information, may result in governmental investigations, enforcement actions, regulatory fines,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

litigation, or public statements against us by advocacy groups or others, and could cause third parties, to lose trust in us or we could be subject to claims by third parties that we have breached our privacy- or confidentiality-related obligations, which could harm our business and prospects. Moreover, data security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or security incidents.

We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will continue to be available on economically reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

Our ability to collect payment on loans and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions.

The automated nature of our risk model may make it an attractive target for hacking and potentially vulnerable to computer malware, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan.

In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan that we make involves our proprietary automated underwriting process and depends on the efficient and uninterrupted operation of our computer systems, and all of our loans are underwritten using an automated underwriting process that does not require manual review, any failure of our computer systems involving our automated underwriting process and any technical or other errors contained in the software pertaining to our automated underwriting process could compromise our ability to accurately evaluate potential customers, which would negatively impact our results of operations. Our computer systems may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyber-attacks or other events, and any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we make to our customers. Additionally, if a hacker were able to access our secure systems, he or she might be able to gain access to the personal information of our customers. While we have taken steps to prevent such activity from affecting our systems, if we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a loss of customers, all of which may negatively affect our business.

Any significant disruption in our computer systems, including events beyond our control, could prevent us from processing or posting payments on loans, reduce the effectiveness of our risk model and result in a loss of customers.

In the event of a system outage and physical data loss, our ability to service our loans, process applications or make loans available would be adversely affected. The satisfactory performance, reliability and availability of our technology and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to attract new customers and retain existing customers. Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our customers and our reputation. Additionally, in the

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on the loans, damage our brand and reputation, divert our employees’ attention, reduce our revenue, subject us to liability and cause customers to abandon our business, any of which could adversely affect our business, results of operations and financial condition.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

Our ability to lend to our customers depends, in part, upon our proprietary technology. We may be unable to protect our proprietary technology effectively which would allow competitors to duplicate our products and adversely affect our ability to compete with them. We rely on a combination of copyright, trade secret, trademark and other rights, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property and do not have patent protection. However, the steps we take to protect our intellectual property rights may be inadequate. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.

Our proprietary technology, including our credit risk model, may infringe upon claims of third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. If we are unsuccessful, such claim or litigation could result in a requirement that we pay significant damages or licensing fees, which would negatively impact our financial performance. We may also be obligated to indemnify parties or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to modify applications or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations. For example, in January 2018, we received a complaint by a third party alleging various claims for trademark infringement, unfair competition, trademark dilution and misappropriation against us. The complaint calls for injunctive relief requiring us to cease using our marks, but does not ask for monetary damages. See “Business—Legal Proceedings” for more information regarding these proceedings.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Furthermore, our technology may become obsolete or inadequate, and there is no guarantee that we will be able to successfully develop, obtain or use new technologies to adapt our model and systems to compete with other technologies as they develop. If we cannot protect our proprietary technology from intellectual property challenges, or if our technology becomes obsolete or inadequate, our ability to maintain our model and systems, make loans or perform our servicing obligations on the loans could be adversely affected.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our proprietary credit risk model and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our proprietary credit risk model and internal systems rely on internally-developed software that is highly technical and complex. In addition, our model and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors, bugs or other defects. Some errors may only be discovered after the code has been released for external or internal use. Errors, bugs or other defects within the software on which we rely may result in a negative experience for our customers, result in errors or compromise our ability to protect customer data or our intellectual property. Specifically, any defect in our credit risk model could result in the approval of unacceptably risky loans. Such defects could also result in harm to our reputation, loss of customers, loss of revenue, adjustments to the fair value of our Fair Value Loans or Fair Value Notes, challenges in raising debt or equity, or liability for damages, any of which could adversely affect our business and results of operations.

Some aspects of our business processes include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We incorporate open source software into processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of our systems and negatively affects our business operations.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary risk model are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our model or change our business activities, any of which could negatively affect our business operations and potentially our intellectual property rights. If we were required to publicly disclose any portion of our proprietary risk model, it is possible we could lose the benefit of trade secret protection for our model.

In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

We may not be able to make technological improvements as quickly as demanded by our customers, which could harm our ability to attract customers and adversely affect our results of operations, financial condition and liquidity.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology, such as mobile and online services, to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to attract customers and adversely affect our results of operations, financial condition and liquidity.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The financial condition of counterparties, including financial institutions, could adversely affect our results of operations, financial condition and liquidity.

We have entered into, and may in the future enter into, financing and derivative transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other financial institutions. Furthermore, the operations of U.S. and global financial services institutions are interconnected, and a decline in the financial condition of one or more financial services institutions, or the perceived lack of creditworthiness of such financial institutions, may expose us to credit losses or defaults, limit access to liquidity or otherwise disrupt the operations of our business. As such, our financing and derivative transactions expose us to credit risk in the event of a default by the counterparty, which can be exacerbated during periods of market illiquidity.

Our ability to continue to offer our services in the manner we currently offer them depends, in part, on our ability to contract with third-party vendors on commercially reasonable terms.

We currently contract with and obtain certain key services from a number of third-party vendors. If these vendors’ services are interrupted or terminated, we may experience a disruption in our services. If these or other vendor agreements are terminated, or we are unable to renegotiate acceptable arrangements with these vendors or cannot find alternative sources of such services, we may experience a disruption in our services and our business may be harmed.

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our loan servicing and other activities, including, credit ratings and reporting, cloud-based data storage and other solutions, and payment processing. The BCFP issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract. Accordingly, we could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered.

In some cases, third-party vendors are the sole source, or one of a limited number of sources, of the services they provide to us. Most of our vendor agreements are terminable on little or no notice, and if our current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner on acceptable terms or at all. If any third-party vendor fails to provide the services we require, fails to meet contractual requirements, including compliance with applicable laws and regulations, fails to maintain adequate data privacy and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to regulatory enforcement actions and suffer economic and reputational harm that could harm our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense and we may not be able to replace, attract and retain key personnel. The loss of the service of members of our senior management or key team members, and the process to replace any of them, or the inability to attract additional qualified personnel as needed, all of which would involve significant time and expense, could harm our business. We do not maintain key-man insurance for every member of our senior management team, and the unavailability of insurance payments for the loss of service of these members may harm our business.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Competition for our highly skilled employees is intense, and we may not be able to attract and retain the employees we need to support the growth of our business.

Competition for highly skilled personnel, including engineering and data analytics personnel, is extremely intense, particularly in the San Francisco Bay Area where our headquarters is located. We have experienced and expect to continue to face difficulty identifying and hiring qualified personnel in many areas, especially as we pursue our growth strategy. We may not be able to hire or retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in an adverse effect on our business.

We are dependent on hiring an adequate number of hourly bilingual employees to run our business and are subject to government regulations concerning these and our other employees, including minimum wage laws.

Our workforce is comprised primarily of bilingual employees who work on an hourly basis. In certain areas where we operate, there is significant competition for hourly bilingual employees and the lack of availability of an adequate number of hourly bilingual employees could adversely affect our operations. In addition, we are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment and sales taxes, overtime and working conditions and immigration status. Accordingly, legislated increases in minimum wage, as well as increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines would increase our labor costs, which could have an adverse effect on our business.

We use employee incentive compensation based in part on the volume of sales or the amounts collected by our retail location and contact center employees and agents. Our performance could be negatively impacted if we are unable to hire, retain and motivate these employees and agents for any reason, including if we are unable to motivate them with our incentive compensation programs effectively.

Our continued ability to compete in the business of providing consumer loans and to manage our business effectively depends on our ability to attract new employees and agents and to retain and motivate our existing employees and agents. If we are unable to continue to attract and retain the most highly qualified service providers for any reason, including through the use of effective incentive compensation programs, our performance, including our competitive position and our results of operations could be negatively impacted. We currently provide incentive bonuses and commissions to certain employees and agents to attract, motivate and retain qualified employees and agents, but it is possible that we may not adequately design our incentive programs to properly attract, motivate and retain them. We often compete in the market for talent with other entities for these employees and agents. Our failure to design these programs may cause us to not be able to hire or retain such personnel, which may adversely impact our business results.

Our mission to provide inclusive, affordable financial services that empower our customers to build a better future may conflict with the short-term interests of our stockholders.

Our mission is to provide inclusive, affordable financial services that empower our customers to build a better future. Therefore, we have made in the past, and may make in the future, decisions that we believe will

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

benefit our customers and therefore provide long-term benefits for our business, even if our decision negatively impacts our short-term results of operations. For example, we constrain the maximum interest rates we charge in order to further our goal of making our loans affordable for our target customers. Our decisions may negatively impact our short-term financial results or not provide the long-term benefits that we expect and may decrease the spread between the interest rate at which we lend to our customers and the rate at which we borrow from our lenders, in which case the success of our business and results of operations could be harmed.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus on the mission that contribute to our business.

We believe that a critical component of our success is our corporate culture and our deep commitment to our mission. We believe this mission-based culture fosters innovation, encourages teamwork and cultivates creativity. Our mission defines our business philosophy as well as the emphasis that we place on our customers, our people and our culture and is consistently reinforced to and by our employees. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture and our long-term mission. Any failure to preserve our culture, including a failure due to the growth from becoming a public company, could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork, and effectively focus on and pursue our mission and corporate objectives.

Misconduct by our employees could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny and reputational harm.

Our reputation is critical to maintaining and developing relationships with our existing and potential customers and third parties with whom we do business. There is a risk that our employees could engage in misconduct that adversely affects our business, including fraud, theft, the redirection, misappropriation or otherwise improper execution of loan transactions, disclosure of personal and business information and the failure to follow protocol when interacting with customers for any purpose, including servicing and collections, and whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. For example, if an employee were to engage, or be accused of engaging, in illegal or suspicious activities including fraud or theft, we could suffer direct losses from the activity, and in addition we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships, and ability to attract future customers. Employee misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect and deter violations of such rules. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could harm our reputation and our business.

Some of our operational activities are based in Mexico, and thus our business is subject to the risks related to the location of such operations due to potential changes in the geopolitical climate, foreign exchange rates, legal structures, regulations and the pool of qualified labor, which are beyond our control.

As of September 30, 2018, we had 1,337 employees in three contact centers in Mexico. These employees provide English/Spanish bilingual support related to certain customer facing contact center and back-office support functions, such as collections, telesales, customer service, application processing and other back-office services. These activities are subject to several inherent risks that are beyond our control, including currency fluctuations, the legal structures, employment and other requirements that are different than those in the United States and the ability to recruit and retain sufficient bilingual contact center employees. These risks could have a negative effect on our results of operations. Additionally, we converted certain independent contractors in Mexico into full-time employees in August 2017. If we do not successfully manage and integrate employees and operations in Mexico or navigate local labor, taxation and other regulatory requirements, we may not realize the full benefits expected by us, which could harm our results of operations. In addition, the overall integration of

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

employees in Mexico may result in unanticipated problems, expenses and liabilities. We have engaged third parties, including local counsel, to help us navigate unfamiliar aspects of the legal structures and regulatory environments in Mexico. If such third parties fail to provide us with valid legal and regulatory advice, or otherwise fail to help us manage important local business issues and avoid legal, regulatory and other pitfalls, our operations could be damaged and our business, reputation, results of operations or financial condition could suffer.

In addition, we will be subject to general geopolitical risks associated with having operations based in Mexico, such as the potential for political and economic instability, security risks and changes in diplomatic and trade relationships between the United States and Mexico, which could limit our ability in Mexico to staff our operational functions and cause our results to fluctuate and decline. Furthermore, a general limit by U.S. state and federal legislators and regulators in offshoring business operational functions to Mexico could also adversely impact our business. Moreover, U.S. state and federal legislators and regulators could assert that we require additional licenses, registrations or permits in Mexico. Such additional requirements could have a negative effect on our results of operations.

We have engaged contact center outsourcing partners in Colombia and may engage similar partners in other countries and thus our business is subject to the risks related to the location of such operations due to potential changes in the geopolitical climate, legal structures and regulations, which are beyond our control.

We engage with outsourcing partners in Colombia and may engage similar partners in other countries. Currently, these outsourcing partners provide us, on an exclusive basis, with approximately 512 contact center agents, supervisors and support personnel in two fully outsourced contact centers in Colombia. These outsourced personnel provide support related to certain customer facing contact center and back-office support functions, such as collections, telesales, customer service, application processing and other back-office services. These activities in Colombia or other future locations are subject to several inherent risks that are beyond our control, including the risk associated with our lack of direct involvement in the hiring and retaining of relevant personnel, and these risks could have a negative effect on our results of operations.

In addition, we will be subject to general geopolitical risks associated with outsourcing certain business functions in Colombia or other future locations, such as the potential for political and economic instability and changes in diplomatic and trade relationships with the United States, which could limit the ability of our outsourcing partners in Colombia or other future locations to staff our operational functions and cause our results to fluctuate and decline. Furthermore, a general limit by U.S. state and federal legislators and regulators in offshoring business operational functions could also adversely impact our business. Moreover, U.S. state and federal legislators and regulators could assert that our outsourcing partners require additional licenses, registrations or permits to perform services on our behalf. Such additional requirements could have a negative effect on our results of operations.

Misconduct by our outsourcing partners in Colombia and their employees purportedly acting on our behalf could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny and reputational harm.

There is a risk that our outsourcing partners in Colombia and their employees acting on our behalf could engage in misconduct that adversely affects our business, including fraud, theft, the redirection, misappropriation or otherwise improper execution of loan transactions, disclosure of personal and business information and the failure to follow protocol when interacting with customers for any purpose, including servicing and collections, and whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. For example, if an employee of one of our outsourcing partners were to engage, or be accused of engaging, in illegal or suspicious activities including fraud or theft, we could suffer direct losses from the activity, and in addition we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships, and ability to attract future customers. We may also open additional

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

contact centers and engage outsourcing partners in Colombia or other countries. Misconduct by an employee of one of our outsourcing partners could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform outsourcing partners of applicable rules or to detect and deter violations of such rules. Misconduct by our outsourcing partners and their employees, or even unsubstantiated allegations of misconduct, could result in an adverse effect on our reputation and our business.

If we discover a material weakness in our internal control over financial reporting that we are unable to remedy or otherwise fail to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to report our financial results on a timely and accurate basis and the market price of our common stock may be adversely affected.

The Sarbanes-Oxley Act requires, among other things, that, as a public company, we maintain effective internal control over financial reporting and disclosure controls and procedures. Although we did not discover any material weaknesses in internal control over financial reporting at December 31, 2017, subsequent testing by us or our independent registered public accounting firm, which has not performed an audit of our internal control over financial reporting, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. In 2017, we began implementing a company-wide integrated financial reporting and human capital management system, which resulted in delays in closing the accounting records for 2017 and the first quarter of 2018 and required significant remediation efforts in 2017 and 2018. In the past, certain significant deficiencies have been identified in our internal financial and accounting controls and procedures. If our remediation measures are not fully successful, we may identify errors related to prior periods that could require a restatement of our financial statements and which may result in delays in filing our periodic reports.

To comply with Section 404A of the Sarbanes-Oxley Act, we may incur substantial cost, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404A in a timely manner or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which would require additional financial and management resources. Further, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis.

Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have an adverse effect on our ability to accurately report our financial information on a timely basis, result in material misstatements in our consolidated financial statements, harm our business and results of operations, and cause a decline in the price of our common stock. In addition, any such failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have an adverse effect on our ability to access credit and obtain financing through additional securitization transactions or debt and loan sale facilities or the sale of additional equity.

Changes or modifications in financial accounting standards may harm our results of operations.

From time to time, the Financial Accounting Standards Board, or FASB, promulgates new accounting principles that could have an adverse impact on our results of operations. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates.”

Recently passed comprehensive tax reform in the United States could adversely affect our business and financial condition.

On December 22, 2017, new legislation, commonly referred to as the Tax Cut and Jobs Act, or the Tax Reform Act, was enacted that significantly revised the United States Internal Revenue Code of 1986, as amended, or the Code. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of accumulated offshore earnings at reduced rates regardless of whether they are repatriated, generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries, requiring a current inclusion in the U.S. federal taxable income of certain earnings of controlled foreign corporations, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. The primary impact of the new legislation on our provision for income taxes were a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. The impact of the Tax Reform Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. Provisional accounting impacts may change in future reporting periods until the accounting analysis is finalized, which will occur no later than one year from the date the Tax Reform Act was enacted. We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

We may evaluate, and potentially consummate, acquisitions, which could require significant management attention, consume our financial resources, disrupt our business, and adversely affect our financial results.

Our success will depend, in part, on our ability to grow our business. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. We also have never acquired a business before and therefore lack experience in integrating new technology and personnel. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	utilization of our financial resources for acquisitions or investments that may fail to realize the anticipated benefits;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	coordination of technology, product development and sales and marketing functions;

•	transition of the acquired company’s customers to our systems;

•	retention of employees from the acquired company;

•

regulatory risks, including maintaining good standing with existing regulatory bodies or receiving any necessary approvals, as well as being subject to new regulators with oversight over an acquired business;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	attractive financing;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	potential write-offs of loans or intangibles or other assets acquired in such transactions that may have an adverse effect on our results of operations in a given period;

•

liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property or increase our risk for liability;

•	potential disruptions to our ongoing businesses; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize.

Our business is subject to the risks of earthquakes, fire, power outages, hurricanes, floods and other catastrophic events, and to interruption by man-made problems such as strikes, crime and terrorism.

A significant natural disaster, such as an earthquake, fire, power outage, hurricanes, flood or other catastrophic event, or interruptions by strikes, crime, terrorism, cyber-attacks or other man-made problems, could have an adverse effect on our business, results of operations and financial condition. Our headquarters is located in the San Francisco Bay Area, and our systems are hosted in multiple data centers across Northern California, a region known for seismic activity. Additionally, our contact centers in Mexico and multiple retail locations across the United States are located in areas prone to natural disasters, and certain of our retail locations and our contact centers may be located in areas with high levels of criminal activities.

Our IT systems are backed up regularly to highly available, alternate data centers in a different region, and we have conducted disaster recovery testing of our mission critical systems. Despite any precautions we may take, however, the occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our services. In addition, acts of war, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data.

In addition, a large number of customers make payments and apply for loans at our retail locations. If one or more of our retail locations becomes unavailable for any reason, including as a result of localized weather events or natural, man-made or environmental disasters, our ability to conduct business and collect payments from customers may be adversely affected, which could result in lower loan originations, higher delinquencies and increased losses.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

All of the aforementioned risks may be further increased if our business continuity plans prove to be inadequate and there can be no assurance that both personnel and non-mission critical applications can be fully operational after a declared disaster within a defined recovery time. If our personnel or primary data center facilities are impacted, there could be a period of time when our loan products or services may remain inaccessible to our users. In addition, to the extent these events impact the ability of our customers to timely repay their loans, our business could be negatively affected.

We may not maintain sufficient business interruption or property insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to provide our loan products and services.

Unfavorable outcomes in legal proceedings may harm our business and results of operations.

We are, and may in the future become, subject to litigation, claims, investigations, legal and administrative cases and proceedings, whether civil or criminal, or lawsuits by governmental agencies or private parties, which may affect our results of operations. For example, in June 2015, one of our minority stockholders filed a lawsuit against certain of our directors, officers, former directors and officers, and certain of our stockholders, alleging that the defendants breached their fiduciary duties to our common stockholders in their capacities as officers, directors and/or controlling stockholders by approving certain of our preferred stock financing rounds that diluted the ownership of our common stockholders and that certain defendants allegedly aided and abetted such breaches. The complaint was brought as a class action on behalf of all holders of our common stock and sought unspecified monetary damages and other relief. In June 2017, certain plaintiffs that were previously part of the class action in the lawsuit described above, filed suit alleging the same claims, but covering a more limited series of financings. See “Business—Legal Proceedings” for more information regarding these and other proceedings.

If the results of any pending or future legal proceedings are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or fulfill our indemnification obligations or we may be subject to fines, penalties, injunctions or other censure that could have an adverse effect on our business, results of operations and financial condition. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, results of operations and financial condition.

Risks Related to our Industry and Regulation

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Further changes in laws or regulations, or the regulatory application or interpretation of the laws and regulations applicable to us, could adversely affect our ability to operate in the manner in which we currently conduct business. Such changes in, and in the interpretation and enforcement of, laws and regulations may also make it more difficult or costly for us to originate additional loans, or for us to collect payments on our loans to customers or otherwise operate our business by subjecting us to additional licensing, registration and other regulatory requirements in the future. A failure to comply with any applicable laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, any of which could have an adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents. It could also result in a default or early amortization event under our debt facilities and reduce or terminate availability of debt financing to us to fund originations.

A proceeding relating to one or more allegations or findings of our violation of law could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

to acquire additional loans. It could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. It could also result in a default or early amortization event under certain of our debt facilities and reduce or terminate availability of debt financing to us to fund originations. To the extent it is determined that the loans we make to our customers were not originated in accordance with all applicable laws as we are required to represent under our securitization and other debt facilities and in loan sales to investors, we could be obligated to repurchase for cash, or swap for qualifying assets, any such loan determined not to have been originated in compliance with legal requirements. We may not have adequate liquidity and resources to make such cash repurchases or swap for qualifying assets. We cannot assure you that such claims will not be asserted against us in the future.

Financial regulatory reform relating to asset-backed securities has not been fully implemented and could have a significant impact on our ability to access the asset-backed securities market.

We rely upon asset-backed financing for a significant portion of our funds with which to carry on our business. Asset-backed securities and the securitization markets were heavily affected by the Dodd-Frank Act and have also been a focus of increased regulation by the SEC. However, some of the regulations to be implemented under the Dodd-Frank Act have not yet been finalized and other asset-backed regulations that have been adopted by the SEC have delayed effective dates. For example, the Dodd-Frank Act mandates the implementation of rules requiring securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. In October 2014, the SEC adopted final rules in relation to such risk retention, but such rules did not become effective with respect to our transactions until late 2016. In addition, the SEC previously proposed separate rules which would affect the disclosure requirements for registered as well as unregistered issuances of asset-backed securities. The SEC has recently adopted final rules which affect the disclosure requirements for registered issuances of asset-backed securities backed by residential mortgages, commercial mortgages, auto loans, auto leases and debt securities. However, final rules that would affect the disclosure requirements for registered issuances of asset-backed securities backed by other types of collateral or for unregistered issuances of asset-backed securities have not been adopted. Additionally, there is general uncertainty regarding what changes, if any, may be implemented with regard to the Dodd-Frank Act. Any new rules or changes to the Dodd-Frank Act (or the current rules thereunder) could adversely affect our ability and our cost to access the asset-backed securities market.

Our failure to comply with the regulations in the jurisdictions in which we conduct our business could harm our results of operations.

Our business is subject to numerous federal, state and local laws and regulations. These laws and regulations generally: provide for state licensing of lenders; impose limits on the term of a finance receivable and the amounts, interest rates and charges on the finance receivables; regulate whether and under what circumstances other ancillary products may be offered to consumers in connection with a lending transaction; regulate the manner in which we use personal data; restrict our ability to open retail locations in certain jurisdictions and provide for other consumer protections. All of our operations are subject to regular examination by state regulators and, in the future, may be subject to regular examination by federal regulators. These examinations may result in requirements to change our policies or practices, and in some cases, we may be required to pay monetary fines or make reimbursements to customers.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local regulations, but we may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have an adverse effect on our operations. There is also a chance that a regulator will believe that we or our service providers should obtain additional licenses above and beyond those currently held by us or our service providers, if any. In addition, changes in laws or regulations applicable to us could subject us or our service providers to additional licensing, registration and other regulatory requirements in the future or could adversely affect our ability to operate or the manner in which we conduct business, including restrictions on our ability to open retail locations in certain counties, municipalities or other geographic locations.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

A failure to comply with applicable laws and regulations could result in additional compliance requirements, fines, an inability to continue operations, regulatory actions, loss of our license to transact business in a particular location or state, lawsuits, potential impairment, voiding, or voidability of loans, and damage to our reputation, which could have an adverse effect on our results of operations, financial condition and liquidity.

For more information with respect to the regulatory framework affecting our businesses, see “Business—Regulations and Licensing” included elsewhere in this prospectus.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

In the ordinary course of business, we have been named as a defendant in various legal actions, including class actions and other litigation. Generally, this litigation arises from the dissatisfaction of a consumer with our products or services; some of this litigation, however, has arisen from other matters, including claims of violation of do-not-call, credit reporting and collection laws and practices. Certain of those actions include claims for indeterminate amounts of damages. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. We have in the past chosen to settle (and may in the future choose to settle) certain matters in order to avoid the time and expense of litigating them. Although none of the settlements has been material to our business, there is no assurance that, in the future, such settlements will not have a material adverse effect on our business.

In addition, a number of participants in the consumer finance industry have been the subject of putative class action lawsuits, state attorney general actions and other state regulatory actions, federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state licensing and lending laws, including state usury laws, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the BCFP may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

We contest our liability and the amount of damages, as appropriate, in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows, and could materially adversely affect our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and could generate litigation or regulatory investigations that subject us to additional risk.

We are subject to regulatory examinations and investigations and may incur fines, penalties and increased costs that could negatively impact our business.

Federal and state agencies have broad enforcement powers over us, including powers to investigate our business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which we conduct our business and increase the costs of defending and settling any such matters, which could negatively impact our business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. We have in the past chosen to settle certain matters in order to avoid the time and expense of contesting them. There is no assurance that any future settlements will not have a material adverse effect on our business.

In addition, the laws and regulations applicable to us are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which we are subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with such laws or regulations.

We are subject to a variety of federal and state laws including those related to consumer protection.

We must comply with regulatory regimes, including those applicable to consumer credit transactions. Certain state laws generally regulate interest rates and other charges and require certain disclosures. In addition, other federal and state laws may apply to the origination and servicing of loans originated through our channels. In particular, the laws we are subject to include:

•

state laws and regulations that impose requirements related to loan disclosures and terms, fees and interest rates, credit discrimination, credit reporting, debt collection and unfair or deceptive business practices;

•

the Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to customers regarding the terms and conditions of their loans and credit transactions and which limit the ability of a creditor to impose certain loan terms;

•

the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and similar state fair lending laws, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act;

•

the Fair Credit Reporting Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies and which imposes certain obligations on users of consumer reports and those that furnish information to consumer reporting agencies;

•

Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;

•

the Fair Debt Collection Practices Act and similar state debt collection laws, which provide guidelines and limitations on the conduct of third-party debt collectors (and some limitation on creditors collecting their own debts) in connection with the collection of consumer debts;

•

the Gramm-Leach-Bliley Act, which includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

•

the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations, and which requires creditors to reduce the interest rate to 6% on loans to military members under certain circumstances, so that the military member can devote his or her full attention to military duties;

•

the Federal CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing Sales Rule, and analogous state laws, to the extent that we market our loans or other products and services by use of email or telephone marketing;

•	the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

•

the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures and which require creditors and loan servicers to obtain a consumer’s consent to electronically receive disclosures required under federal and state laws and regulations;

•	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures; and

•

the Military Lending Act, which requires those who lend to “covered borrowers”, including members of the military and their dependents, to only offer APRs under 36% and prohibits arbitration clauses in loan agreements, among other requirements. The remedy for failure to comply with the MLA includes voiding of the loan agreement;

•	other state specific regulations; and

•	state and federal securities laws.

We may not always have been, and may not always be, in compliance with these and other applicable laws. Compliance with these laws is also costly, time-consuming and limits our operational flexibility. Additionally, Congress, the states and regulatory agencies, as well as local municipalities, could further regulate the consumer credit industry in ways that make it more difficult or costly for us to originate or otherwise acquire additional loans or to collect payments on the loans. These laws also are often subject to changes that could severally limit the operations of our business model. For instance, bills have been introduced in the U.S. House of Representatives and the U.S. Senate in recent years that would create a national usury cap of 36% and may also otherwise greatly restrict the default rates and fees that we could charge customers for late and returned payments. Although there is no evidence that such bills would ever be enacted into law, if such a bill were to be enacted, it would greatly restrict profitability for us. Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions also could impact the manner in which we conduct our business. The regulatory environment in which financial institutions operate has become increasingly complex, and following the financial crisis that began in 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense.

For instance, there has been an increase in legislation at the state level that proposes to set APR caps at 36% or lower which would affect our loans. For instance, in 2016, South Dakota set, via a voter referendum, a 36% APR cap. Legislation was introduced in several other states in recent legislative sessions, had similar or more restrictive cap proposals. Although only the South Dakota cap was put into effect, if such bills were to be propagated, they could greatly reduce our profitability.

Additionally, there have been recent court rulings that have created uncertainty regarding what constitutes an automated telephone dialing system, or ATDS, under the Telephone Consumer Protection Act, or the TCPA.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

In Marks v. Crunch San Diego, —F.3d—, No. 14-56834, 2018 WL 4495553 (9th Cir. Sept. 20, 2018), the Ninth Circuit Court of Appeals interpreted the statutory definition of ATDS broadly to include devices with the capacity to store numbers and to dial stored numbers automatically. In ACA Int’l v. FCC, 885 F.3d 687 (D.C. Cir. 2018), the D.C. Circuit Court of Appeals held that the TCPA unambiguously foreclosed on any interpretation that would appear to subject ordinary calls from any conventional smartphone to the TCPA’s coverage. On October 3, 2018, the Federal Communications Commission, or the FCC, issued a notice requesting public comments on how the FCC should interpret the meaning of ATDS under the TCPA in light of these rulings. Clarity on this threshold question as to the scope of the TCPA’s restrictions must now await further rulemaking from the FCC or resolution by the U.S. Supreme Court.

Although we believe that the system that we utilize would not constitute an ATDS, even under the definition adopted in the Marks case, due to the uncertainty and evolving scope in interpretation of the TCPA’s restrictions, our business and results of operations may be adversely affected by regulators, including the FCC, or the courts interpreting the TCPA restrictions differently than we do, by actual or perceived violations of the TCPA, as well as by lawsuits or other claims against us relating to violations of the TCPA.

Failure to comply with these laws and regulatory requirements applicable to our business may, among other things, limit our ability to collect all or part of the principal of or interest on loans. In addition, non-compliance could subject us to damages, revocation of required licenses, class action lawsuits, administrative enforcement actions, rescission rights held by investors in securities offerings and civil and criminal liability, which would harm our business.

Where applicable, we seek to comply with state small loan, finance lender, servicing, collection and similar statutes. Nevertheless, if we are found to not comply with applicable laws, we could lose one or more of our licenses or authorizations, become subject to greater scrutiny by other state regulatory agencies, face other sanctions or be required to obtain a license in such jurisdiction, which may have an adverse effect on our ability to continue to facilitate loans, perform our servicing obligations or make our loans available to customers in particular states, which may harm our business.

Internet-based loan origination processes may give rise to greater risks than paper-based processes.

We use the internet and internet-enabled mobile phones to obtain application information, distribute certain legally required notices to applicants for, and borrowers of, the loans, and to obtain electronically signed loan documents in lieu of paper documents with tangible borrower signatures. These processes may entail greater risks than would paper-based loan origination processes, including risks regarding the sufficiency of notice for compliance with consumer protection laws, risks that borrowers may challenge the authenticity of loan documents, risks that a court of law may not enforce electronically signed loan documents and risks that, despite controls, unauthorized changes are made to the electronic loan documents. If any of those factors were to cause any loans, or any of the terms of the loans, to be unenforceable against the borrowers, or impair our ability to service loans, the performance of the underlying promissory notes could be adversely affected.

The BCFP is a relatively new agency and has recently undertaken a rule-making effort targeting certain loan products, creating uncertainty as to how the agency’s actions or the actions of any other new agency could impact our business.

The BCFP, which commenced operations in July 2011, has broad authority to write regulations under federal consumer financial protection laws and regulations, such as the Truth in Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Electronic Funds Transfer Act and Regulation E, among other regulations, and to enforce compliance with those laws. The BCFP is charged with supervision of certain participants in the consumer financial services market, including short-term, small dollar lenders, and larger participants in other areas of financial services. The BCFP is also authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. To

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

assist in its enforcement, the BCFP maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including our loan products and the prepaid debit card program which we manage. This system could inform future BCFP decisions with respect to its regulatory, enforcement or examination focus. The BCFP may also request reports concerning our organization, business conduct, markets and activities and conduct on-site examinations of our business on a periodic basis if the BCFP were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty about the future of the BCFP and as to how the BCFP’s strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Actions by the BCFP could result in requirements to alter or cease offering affected loan products and services, making them less attractive and restricting our ability to offer them.

Future actions by the BCFP (or other regulators) against us or our competitors that discourage the use of our or their services could result in reputational harm and adversely affect our business. If the BCFP changes regulations that were adopted in the past by other regulators and transferred to the BCFP by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business.

Although we have committed resources to enhancing our compliance programs, actions by the BCFP or other regulators against us or our competitors could result in reputational harm and a loss of customers or investors. Our compliance and operational costs and litigation exposure could increase if and when the BCFP finalizes the regulations discussed above or if the BCFP or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

As a prepaid debit card provider, we are subject to extensive and complex federal and state regulations, and new regulations, as well as changes to or inadvertent noncompliance with existing regulations, that could adversely affect our business.

We offer our customers a reloadable debit card marketed under the trade name “Ventiva” in six states in which we operate. Since March 2012, we are registered with the Financial Crimes Enforcement Network as a Money Services Business, or MSB, in relation to our reloadable debit card. Although we do not currently allow the Ventiva card to be reloaded with cash at our retail locations, in connection with our role as program manager for the issuer of our reloadable debit cards, we are required to be compliant with a variety of federal, and in certain cases, state, statutes and regulations which impact the manner in which we conduct our reloadable debit card business. These include, but are not limited to state money transmitter laws, the USA PATRIOT Act, the Office of Foreign Asset Control, the Bank Secrecy Act, Anti-Money Laundering laws, and Know-Your-Customer requirements, collectively referred to as AML Law, indirect regulation and direct audit and examination by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, and the Federal Deposit Insurance Corporation. Although we have committed resources to our AML Law compliance program to ensure compliance with these various requirements, there could be heightened liability for us, our officers and our board members if a regulatory agency were to deem our compliance program to be deficient or there were to be a break-down in compliance controls related to these regulations or heightened enforcement in this area.

Additionally, each state in which we offer a prepaid debit card has regulations governing money transmitters which could apply to the Ventiva card activities we conduct, or previously conducted, in that particular state. These regulations could require us to obtain a money transmitter license in a particular state. Although we

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

believe that our activities in our other states of operation do not require such licensing, the laws applicable to our debit card business or the interpretation thereof change frequently, are often unclear and may differ or conflict between jurisdictions. As a result, ensuring compliance has become more difficult and costly. It is difficult to predict how such regulations will affect us or our industry. Any failure, or perceived failure, by us to comply with all applicable statutes and regulations could result in fines, penalties, regulatory enforcement actions, civil liability, criminal liability, and/or limitations on our ability to operate our business, each of which could significantly harm our reputation and have an adverse impact on our business, results of operations and financial condition.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy and security of personal information that is collected, processed and transmitted. For example, in June 2018, California enacted the California Consumer Privacy Act, which takes effect on January 1, 2020, and will broadly define personal information, give California residents expanded privacy rights and protections and provide for civil penalties for violations and a private right of action for data breaches. Compliance with current and future customer privacy data protection and information security laws and regulations could result in higher compliance, technical or operating costs. Further, any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

We may have to constrain our business activities to avoid being deemed an investment company under the Investment Company Act.

The Investment Company Act of 1940, as amended, or the Investment Company Act, contains substantive legal requirements that regulate the manner in which “investment companies” are permitted to conduct their business activities. We believe we have conducted, and we intend to continue to conduct, our business in a manner that does not result in our company being characterized as an investment company. To avoid being deemed an investment company, we may not be able to broaden our offerings, which could require us to forego attractive opportunities. If we are deemed to be an investment company, we may attempt to seek exemptive relief from the SEC, which could impose significant costs and delays on our business. We may not receive such relief on a timely basis, if at all, and such relief may require us to modify or curtail our operations. If we are deemed to be an investment company, we may also be required to institute burdensome compliance requirements and our activities may be restricted, which would adversely affect our business, financial condition and results of operations.

Our efforts to pursue a bank charter or bank partnership may not be successful or may lead to increased regulatory burden.

We are undertaking an effort to evaluate different options to offer standard, uniform credit and other financial services products on a nationwide basis. These efforts include possibly partnering with a bank on a bank partnership or Bank Identification Number arrangement (in the case of a credit card product), or possibly obtaining a state or national bank charter. Regulatory agencies have broad discretion in their interpretation of laws and their interpretation of requirements related to safety and soundness, capital adequacy, compliance and governance. Additionally, regulators may elect to alter standards or the interpretation of the standards used to measure these factors. Therefore, our efforts to enter into a bank partnership or to acquire a bank charter may not ultimately be successful. Furthermore, federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards may limit our ability under these structures and control the method by

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

which we can conduct business. In addition, regulation by a federal banking regulator may subject us to increased compliance, legal and operational costs, and could subject our business model to scrutiny that could have a material adverse effect on us.

The contours of the Dodd-Frank UDAAP standard are still uncertain and there is a risk that certain features of our loans could be deemed to violate the UDAAP standard.

The Dodd-Frank Act prohibits “Unfair, Deceptive, or Abusive Acts or Practices,” or UDAAP, and authorizes the BCFP to enforce that prohibition. The BCFP has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the BCFP could determine that certain features of our loans are unfair, deceptive or abusive.

In recent years, federal regulators and the United States DOJ have increased their focus on enforcing the SCRA against servicers. Similarly, state legislatures have taken steps to strengthen their own state-specific versions of the SCRA.

The United States Department of Justice, or the DOJ, and federal regulators have entered into significant settlements with a number of loan servicers alleging violations of the Servicemembers Civil Relief Act, or the SCRA. Some of the settlements have alleged that the servicers did not correctly apply the SCRA’s 6% interest rate cap, while other settlements have alleged, without limitation, that servicers did not comply with the SCRA’s default judgment protections when seeking to collect payment of a debt. Recent settlements indicate that the DOJ and federal regulators broadly interpret the scope of the substantive protections under the SCRA and are moving aggressively to identify instances in which loan servicers have not complied with the SCRA. Recent SCRA-related settlements continue to make this a significant area of scrutiny for both regulatory examinations and public enforcement actions.

In addition, most state legislatures have their own versions of the SCRA. In most instances, these laws extend some or all of the substantive benefits of the federal SCRA to members of the state National Guard who are in state service, but certain states also provide greater substantive protections to National Guard members or individuals who are in federal military service. In recent years, certain states have revised their laws to increase the potential benefits to individuals, and these changes pose additional compliance burdens on us as we seek to comply with both the federal and relevant state versions of the SCRA.

No assurance can be given that our efforts to comply with the SCRA will be effective, and our failure to comply could subject us to liability, damages and reputational harm, all of which could have an adverse effect on our business.

Anti-money laundering, anti-terrorism financing and economic sanctions laws could have adverse consequences for us.

We maintain a compliance program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the USA PATRIOT Act and U.S. economic sanctions laws administered by the Office of Foreign Assets Control. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing and engaging in transactions involving sanctioned countries persons and entities. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. No assurance is given that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations, and our failure to comply with these laws and regulations could subject us to significant sanctions, fines, penalties and reputational harm, all of which could harm our business.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We are subject to governmental export and import controls that could subject us to liability, impair our ability to compete in international markets and adversely affect our business.

Although our business does not involve the commercial sale or distribution of hardware, software or technology, in the normal course of our business activities we may from time to time ship general commercial equipment outside the United States to our subsidiaries or affiliates for their internal use. In addition, we may export, transfer or provide access to software and technology to non-U.S. persons such as employees and contractors, as well as third-party vendors and consultants engaged to support our business activities. In all cases, the sharing of software and/or technology is solely for the internal use of the company or for the use by business partners to provide services to us, including software development. However, such shipments and transfers may be subject to U.S. and foreign regulations governing the export and import of goods, software and technology. Although we take precautions to prevent violations of applicable export control and import laws and regulations, our compliance efforts and controls may not be effective. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to significant sanctions, fines, penalties and reputational harm, all of which could harm our business. Further, any change in applicable export, import or economic sanctions regulations or related legislation, shift in approach to the enforcement or scope of existing regulations or change in the countries, persons or technologies targeted by these regulations could adversely affect our business operations and financial results.

Risks Related to our Indebtedness

We have incurred substantial debt and may issue debt securities or otherwise incur substantial debt in the future, which may adversely affect our financial condition and negatively impact our operations.

We have in the past incurred, and expect to continue to incur, substantial debt to fund our loan activities. We depend on securitization transactions, warehouse facilities, whole loan sales and other forms of debt financing in order to finance the growth of our business and the origination of most of the loans we make to our customers. The incurrence of debt could have a variety of negative effects, including:

•	default and foreclosure on our and our subsidiaries’ assets if asset performance and our operating revenue are insufficient to repay debt obligations;

•

mandatory repurchase obligations for any loans conveyed or sold into a debt financing or under a whole loan purchase facility if the representations and warranties we made with respect to those loans were not correct when made;

•

acceleration of obligations to repay the indebtedness (or other outstanding indebtedness to the extent of cross default triggers), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios with respect to us or the loan portfolio securing our indebtedness or the maintenance of certain reserves or tangible net worth and do not obtain a waiver for such breach or renegotiate our covenant;

•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•

our inability to obtain necessary additional financing if changes in the characteristics of our loans or our collection and other loan servicing activities change and cease to meet conditions precedent for continued or additional availability under our debt financings;

•

diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•	creating limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•

defaults based on loan portfolio performance or default in our collection and loan servicing obligations could result in our being replaced by a third-party or back-up servicer and notification to our customers to redirect payments; and

•	monitoring, administration and reporting costs and expenses, including legal, accounting and other monitoring reporting costs and expenses, required under our debt financings.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could harm our operations.

The primary funding sources available to support the maintenance and growth of our business include, among others, asset-backed securitization, revolving debt facilities (including the VFN Facility) and whole loan sale facilities. Our liquidity would be adversely affected by our inability to comply with various conditions precedent to availability under these facilities (including the eligibility of our loans), covenants and other specified requirements set forth in our agreements with our lenders which could result in the early amortization, default and/or acceleration of our existing facilities. Such covenants and requirements include financial covenants, portfolio performance covenants and other events. Moreover, we currently act as servicer with respect to the unsecured consumer loans held by our subsidiaries. If we default in our servicing obligations or fail to meet certain financial covenants, an early amortization event or event of default could occur, and/or we could be replaced by our backup servicer or another replacement servicer. If we are replaced as servicer to these loans, there is no guarantee that the backup services will be adequate. Any disruptions in services may cause the inability to collect and process repayments, which could have an adverse effect on our operations or financial condition. For a description of these covenants, requirements and events, see “Description of Indebtedness—Covenants and Events of Default for Debt Facilities.”

During an early amortization period or if an event of default exists, principal and interest collections from the loans in our asset-backed facilities would be applied to repay principal under such facilities and principal collections would no longer be available on a revolving basis to fund purchases of newly originated loans. If an event of default exists under our revolving debt or loan sale facilities, the applicable lenders’ or purchasers’ commitments to extend further credit or purchase additional loans under the related facility would terminate. If loan collections were insufficient to repay the amounts due under our securitizations and our revolving debt facility, the applicable lenders, trustees and noteholders could seek remedies, including against the collateral pledged under such facilities.

An early amortization event or event of default would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, and we may be replaced by our backup servicer or another replacement servicer, which could have an adverse effect on our business, financial condition, results of operations and cash flow, which in turn could have an adverse effect on our ability to meet our obligations under our facilities.

Our lack of a corporate debt rating could adversely affect our ability to raise capital in the debt markets at attractive rates, which could negatively affect our results of operations, financial condition and liquidity.

We currently do not have a corporate debt rating, though we may be rated in the future. Furthermore, the first three of our asset-backed securitizations were not rated, while our subsequent asset-backed securitizations received investment-grade ratings by a rating agency. Corporate debt ratings reflect the rating agencies’ opinions of a company’s financial strength, operating performance, strategic position and ability to meet our obligations.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Structured finance ratings reflect the rating agencies’ opinions of our receivables performance and ability of the receivables cash flows to pay interest on a timely basis and repay the principal of such asset-backed securitizations, as well as our ability to service the receivables.

Our lack of corporate debt rating will likely increase the interest rate that we would have to pay to raise money in the capital markets, making it more expensive for us to borrow money and adversely impacting our access to capital. As a result, our lack of rating could negatively impact our results of operations, financial condition and liquidity.

Our securitizations and whole loan sales may expose us to certain risks, and we can provide no assurance that we will be able to access the securitization or whole loan sales market in the future, which may require us to seek more costly financing.

We have securitized, and may in the future securitize, certain of our loans to generate cash to originate new loans or pay our outstanding indebtedness. In each such transaction and in connection with our warehouse facilities, we sell and convey a pool of loans to a special purpose entity, or SPE. Concurrently, each SPE issues notes or certificates pursuant to the terms of an indenture. The securities issued by the SPE are secured by the pool of loans owned by the SPE. In exchange for the sale of a portion of the pool of loans to the SPE, we receive cash, which are the proceeds from the sale of the securities. We also contribute a portion of the pool of loans in consideration for the equity interests in the SPE. Subject to certain conditions in the indenture governing the notes issued by the SPE (or the agreement governing the SPE’s revolving loan), the SPE is permitted to purchase additional loans from us or distribute to us residual amounts received by it from the loan pool, which residual amounts are the cash amounts remaining after all amounts payable to service providers and the noteholders have been satisfied. We also have the ability to swap pools of loans with the SPE. Our equity interest in the SPE is a residual interest in that it entitles us as the equity owner of the SPE to residual cash flows, if any, from the loans and to any assets remaining in the SPE once the notes are satisfied and paid in full (or in the case of a revolving loan, paid in full and all commitments terminated). As a result of challenging credit and liquidity conditions, the value of the subordinated securities we retain in our securitizations might be reduced or, in some cases, eliminated.

During the financial crisis that began in 2008, the securitization market was constrained, and we can give no assurances that we will be able to complete additional securitizations in the future. Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act and the Investment Company Act, may affect the type of securitizations that we are able to complete.

If it is not possible or economical for us to securitize our loans in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may not be available on commercially reasonable terms, or at all. If the cost of such alternative financing were to be higher than our securitizations, we would likely reduce the fair value of our Fair Value Loans, which would negatively impact our results of operations. If we are unable to access such financing, our ability to originate loans and our results of operations, financial condition and liquidity would be materially adversely affected.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The gain on sale generated by our whole loan sales also represents a significant source of our earnings. We cannot assure you that our loan purchasers will continue to purchase our loans or that they will continue to purchase our loans at the same premiums that we have historically obtained. Factors that may affect loan purchaser demand for our loans include:

•

competition among loan originators that can sell either larger pools of loans than we are able to sell or pools of loans that have characteristics that are more desirable to certain loan purchasers than our loan pools have; and

•	the inability of our loan purchasers to access securitization markets on terms they find acceptable.

Our results of operations are affected by our ability to sell our loans for a premium over their net book value. Potential loan purchasers might reduce the premiums they are willing to pay for the loans that they purchase during periods of economic slowdown or recession to compensate for any increased risks. A reduction in the sale price of the loans we sell under our whole loan sale program would likely result in a reduction in the fair value of our Fair Value Loans, which would negatively impact our results of operations. Any sustained decline in demand for our loans or increase in delinquencies, defaults or foreclosures may reduce the price we receive on future loan sales below our cost of loan origination. If we are unable to originate our loans at a cost lower than the cash proceeds that we realize from our loan sales, our business, results of operations and financial condition would be adversely affected.

Risks Related to this Offering and Ownership of Our Common Stock

New investors will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of $        per share, assuming an initial public offering price of $        per share, which is the midpoint of the range listed on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses. This dilution is the difference between the price per share you pay for our common stock and the pro forma net tangible book value per share as of                    , 2018, after giving effect to the issuance of shares of our common stock in this offering, and is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans or if we otherwise issue additional shares of our common stock. See “Dilution” for more information.

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

After this offering and the use of proceeds to us therefrom, we will have an aggregate of                 shares of common stock authorized but unissued, and our amended and restated certificate of incorporation will authorize us to issue these shares of common stock and rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved                shares for issuance under our 2018 Equity Incentive Plan, subject to adjustment in certain events. See “Executive Compensation—Equity Compensation Plan Information—2018 Equity Incentive Plan.” Any common stock that we issue, including under our 2018 Equity Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering.

Sales of substantial amounts of our common stock in the public markets, or the perception that these sales might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of                , 2018, upon completion of this offering, we will have                shares of common stock outstanding, assuming no exercise of our outstanding options.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933 as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriters,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co, LLC, or the underwriter representatives, for a period of 180 days from the date of this prospectus. In addition, the underwriter representatives may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of                , 2018, upon completion of this offering, holders of up to approximately                shares, or    %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

No public market for our common stock currently exists, and an active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. Although we intend to apply to list our common stock on the NASDAQ Global Market, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile, and you could lose all or part of your investment.

The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. The trading price of our common stock following this offering may fluctuate substantially and will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock, because you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	failure to meet quarterly guidance with regard to revenue, margins, earnings or other key financial or operational metrics;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of similar companies;

•

failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	public reaction to our press releases, other public announcements and filings with the SEC;

•	any major change in our management;

•	sales of shares of our common stock by us or our stockholders;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	changes in prevailing interest rates;

•	quarterly fluctuations in demand for our loans;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	compliance with government policies or regulations;

•	the issuance of any cease-and-desist orders from regulatory agencies that we are subject to;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	general economic conditions and slow or negative growth of our markets; and

•	other general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigation has often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If financial or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

estimates. In the event we fail to obtain industry or financial analyst coverage, or if any of the analysts who cover us issue an adverse or misleading opinion regarding our stock price, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our directors, officers and principal stockholders will continue to have substantial control over our company after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our 5% stockholders and their affiliates, in the aggregate, will beneficially own approximately    % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of                    , 2018 and after giving effect to the exercise of options. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The net proceeds from the sale of shares by us in the offering may be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or other assets. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds to us from this offering may be invested with a view towards long-term benefits for our stockholders, and this may not increase our results of operations or the market value of our common stock. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

We may need to raise additional funds in the future, including through equity, debt or convertible debt financings, to support business growth and those funds may not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new loan products, enhance our risk management model, improve our operating infrastructure, expand to new retail locations or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or convertible debt financings to secure additional funds. If we raise additional funds by issuing equity securities or securities convertible into equity securities, our stockholders may experience dilution. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our stockholders.

If we are unable to obtain adequate financing or on terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities and our ability to continue to support our business growth and to respond to business challenges could be impaired and our business may be harmed.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends for the foreseeable future.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage, incur substantially higher costs to obtain coverage or only obtain coverage with a significant deductible. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our board of directors, particularly to serve on our audit and risk committee and compensation and leadership committee.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

Certain of our market opportunity estimates, growth forecasts, and key metrics included in this prospectus could prove to be inaccurate, and any real or perceived inaccuracies may harm our reputation and negatively affect our business.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market may prove to be inaccurate. It is impossible to offer every loan product, term or feature that every customer wants, and our competitors may develop and offer loan products, terms or features that we do not offer. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of the individuals covered by our market opportunity estimates will generate any particular level of revenues for us. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all, for a variety of reasons outside of our control, including competition in our industry. Furthermore, in order for us to successfully address this broader market opportunity, we will need to successfully expand into new geographic regions where we do not currently operate. If any of these risks materialize, it could adversely affect our results of operations. We regularly review and may adjust our processes for calculating our key metrics to improve their accuracy. Our key metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If investors or analysts do not

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

perceive our metrics to be accurate representations of our business, or if we discover material inaccuracies in our metrics, our reputation, business, results of operations, and financial condition would be adversely affected.

Certain provisions in our charter documents and under Delaware law could limit attempts by our stockholders to replace or remove our board of directors, delay or prevent an acquisition of our company, and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering may have the effect of delaying or preventing a change of control or changes in our board of directors. These provisions include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•

our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman or lead director of the board, the chief executive officer or the president;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Such provisions could allow our board of directors to prevent or delay an acquisition of our company.

Certain of our executive officers may be entitled, pursuant to the terms of their employment arrangements, to accelerated vesting of their stock options following a change of control of our company under certain conditions. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a potential acquisition could limit the opportunity for our stockholders to receive a premium for their shares of our common stock in connection with such acquisition, and could also affect the price that some investors are willing to pay for our common stock.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will provide that the Court of Chancery of the State of Delaware or the U.S. federal district courts will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, any action asserting a claim against us arising pursuant to any provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Some companies that adopted a similar federal district court forum selection provision are currently subject to a suit in the Chancery Court of Delaware by stockholders who assert that the provision is not enforceable. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements about our ability to:

•	effectively manage the growth of our business;

•	increase the volume of loans we make;

•	manage our net charge-off rates;

•	successfully build our brand and protect our reputation from negative publicity;

•	expand our capabilities for mobile loan and online origination and increase the volume of loans originated through our mobile and online channels;

•	increase the effectiveness of our marketing efforts;

•	expand our presence and activities in states in which we operate, as well as expand into new states;

•	maintain the terms on which we lend to our customers;

•	continue to serve the borrowing needs of our existing customers;

•	enter into new markets and introduce new products;

•	continue to expand our demographic focus;

•	successfully maintain our diversified funding strategy, including future securitization transactions and whole loan sales;

•	successfully manage our interest rate spread against our cost of capital, including through interest rate hedging;

•	continue to improve our proprietary credit risk model;

•	successfully adjust our proprietary credit risk model and products in response to changing macroeconomic conditions and fluctuations in the credit market;

•	efficiently manage our customer acquisition costs;

•	increase our dollar-based net retention rate;

•	effectively maintain and scale our financial, risk and compliance management controls and procedures;

•	effectively estimate the fair value of our Fair Value Loans and Fair Value Notes;

•	effectively secure and maintain the confidentiality of the information provided and utilized across our systems;

•

successfully compete with companies that are currently in, or may in the future enter, the business of providing consumer loans to low-to-moderate income customers underserved by traditional, mainstream financial institutions;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	attract, integrate and retain qualified employees;

•	effectively manage our third-party contact centers; and

•	successfully adapt to complex and evolving regulatory environments.

Forward-looking statements are based on our management’s current expectations, estimates, forecasts, and projections about our business and the industry in which we operate and on our management’s beliefs and assumptions. Forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. We also operate in a rapidly changing environment and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, that we have filed with the SEC with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, statistical data and other information concerning our industry and the market in which we operate, including market opportunity and market size, that is based on information on various publicly available sources, including government and industry publications and census data. This industry and market information involves a number of assumptions and limitations.

Certain information in the text of this prospectus is contained in third-party industry publications. The source of these third party-industry publications is as follows:

•	The CFPB Office of Research, Who are the Credit Invisible?, December 2016.

•	Center for Financial Services Innovation, 2017 Financially Underserved Market Size Study, December 2017.

•	Center for Financial Services Innovation, Oportun: The True Cost of a Loan, January 2017, a study we commissioned.

Industry data and other third-party information have been obtained from sources believed to be reliable, but we have not independently verified any third-party information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds from this initial public offering of                shares of common stock will be approximately $        million, or $        million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds from this offering by approximately $        million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The number of shares we are offering may increase or decrease. Each increase (decrease) of one million shares in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the aforementioned initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use substantially all of the net proceeds from this offering for general corporate purposes, including working capital, data, analytics and technology enhancements, sales and marketing activities, capital expenditures, targeted expansion, development of new products and services and to fund a portion of the loans made to our customers. We may also use a portion of the net proceeds to invest in or acquire complementary technologies, solutions or businesses; however, we have no agreements or commitments for any such investments or acquisitions.

Our management will have broad discretion over the use of the net proceeds from this offering. Pending the use of the proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit or government securities, or maintain the net proceeds in our deposit accounts.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock may also be limited by the terms of any future debt or preferred securities or future credit facility.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2018:

•	on an actual basis;

•	on a pro forma basis to give effect to:

•

(i) the conversion of all outstanding shares of our preferred stock into an aggregate of 189,219,953 shares of our common stock immediately prior to the closing of this offering, and (ii) the conversion of warrants to purchase shares of our Series F-1 and Series G preferred stock into warrants to purchase 274,563 shares of our common stock immediately prior to the closing of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses.

You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$42,163	$42,163	$

Total debt	$1,135,686	$1,135,686	$
Stockholders’ equity:
Convertible preferred stock, $0.0001 par value—182,060,000 shares authorized, 154,484,881 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	16	—		—
Convertible preferred stock, additional paid-in capital	257,887	—		—
Preferred stock, $0.0001 par value—no shares authorized, issued or outstanding, actual; no shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—		—
Common stock, $0.0001 par value—310,000,000 shares authorized, 34,981,429 shares issued and 32,460,289 shares outstanding, actual; shares authorized, 221,680,242 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding pro forma as adjusted	3	22
Common stock, additional paid-in capital	40,699	298,583
Convertible preferred stock warrants	130	130		—
Accumulated other comprehensive loss	(135)	(135)
Retained earnings	27,389	27,389
Treasury stock	(5,222)	(5,222)

Total capitalization	$1,456,453	$1,456,453	$

(1)

Each $1.00 increase (decrease) in the assumed initial price to the public of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of common stock, additional paid-in capital, stockholders’ equity and total capitalization by approximately

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

$ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of common stock, additional paid-in capital, stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial price to the public and other terms of this offering determined at pricing.

The number of shares of our common stock reflected in the discussion and tables above is based on 221,680,242 shares of our common stock outstanding (on an as-converted basis) as of September 30, 2018, and excludes:

•	48,657,036 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2018, having a weighted-average exercise price of $1.45 per share;

•	shares of common stock issuable upon the exercise of outstanding options granted after September 30, 2018, having a weighted-average exercise price of $ per share;

•

274,563 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock (on an as-converted basis) outstanding as of September 30, 2018, at a weighted-average exercise price of $0.97 per share;

•	5,035,037 shares of common stock subject to outstanding RSUs as of September 30, 2018;

•	shares of common stock subject to RSUs granted after September 30, 2018;

•

             shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•

             shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Historical net tangible book value per share represents our total tangible assets less our liabilities and preferred stock that is not included in equity divided by the total number of shares outstanding. As of September 30, 2018, our historical net tangible book value was approximately $         million, or $         per share. Our pro forma net tangible book value as of September 30, 2018, was approximately $         million, or $         per share after giving effect to the conversion of all of our outstanding preferred stock into shares of common stock upon the consummation of this offering.

After giving further effect to receipt of the net proceeds from our sale of              shares of common stock at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2018, would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of September 30, 2018	$
Pro forma increase in net tangible book value per share attributable to the conversion of our preferred stock

Pro forma net tangible book value per share as of September 30, 2018
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $         per share, and the dilution to new investors participating in this offering would be $         per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $         per share and the dilution per share to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, and decrease (increase) the pro forma dilution per share to investors in this offering by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The table below summarizes, as of September 30, 2018, on the pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration, and the average price per share (1) paid to us by our existing stockholders and (2) to be paid by new investors participating in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to     % of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         million assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $         million, assuming that the assumed initial price to the public remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock reflected in the discussion and tables above is based on 221,680,242 shares of our common stock outstanding (on an as-converted basis) as of September 30, 2018, and excludes:

•	48,657,036 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2018, having a weighted average exercise price of $1.45 per share;

•	shares of common stock issuable upon the exercise of outstanding options granted after September 30, 2018, having a weighted-average exercise price of $ per share;

•

274,563 shares of common stock issuable upon the exercise of warrants to purchase our preferred stock (on an as-converted basis) outstanding as of September 30, 2018, at a weighted average exercise price of $0.97 per share;

•	5,035,037 shares of common stock subject to outstanding RSUs as of September 30, 2018;

•	shares of common stock subject to RSUs granted after September 30, 2018;

•

             shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan, which will become effective upon the execution of the underwriting agreement related to this offering; and

•

             shares of common stock reserved for future issuance under our 2018 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

If all (i) 48,657,036 shares of common stock issuable in respect of outstanding options as of September 30, 2018 were exercised in full, (ii)              shares of common stock issuable in respect of outstanding options after September 30, 2018, were exercised in full, (iii) 274,563 shares of common stock issuable in respect of preferred stock warrants outstanding as of September 30, 2018 were exercised in full, (iv) 5,035,037 shares of common stock subject to outstanding restricted stock units as of September 30, 2018, and (v)              shares of common stock subject to restricted stock units granted after September 30, 2018 were settled, the dilution to new investors participating in this offering would be $             per share.

In addition, to the extent that new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial data together with our audited and unaudited financial statements, the related notes thereto appearing at the end of this prospectus and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2013 and 2014 are derived from our consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2017 and 2018 and the consolidated balance sheet data as of September 30, 2018 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Other than as noted in “—Election of Fair Value Option” below for the nine months ended September 30, 2018, we have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our future results and the results for the nine months ended September 30, 2018 are not necessarily indicative of results to be expected for the full year ending December 31, 2018, or any other period.

Pro forma basic and diluted net income per share have been calculated assuming the conversion of all outstanding shares of preferred stock into shares of common stock. See Note 2 to our consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical and pro forma basic and diluted net loss per common share.

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Interest income	$69,909	$116,168	$182,650	$254,151	$327,935	$237,399	$323,956
Non-interest income	4,747	5,411	12,579	23,374	33,019	22,140	34,611

Total revenue	74,656	121,579	195,229	277,525	360,954	259,539	358,567

Interest expense	(26,141)	(20,562)	(24,029)	(28,774)	(36,399)	(26,297)	(33,622)
Provision for loan losses	(19,588)	(30,568)	(46,743)	(70,363)	(98,315)	(68,598)	(19,597)
Net change in fair value	—	—	—	—	—	—	34,047

Net revenue	28,927	70,449	124,457	178,388	226,240	164,644	339,395

Operating expenses:
Technology and facilities(1)	12,039	21,720	33,703	51,891	70,896	51,147	60,410
Sales and marketing(1)	8,493	13,805	25,042	39,845	58,060	39,798	54,084
Personnel(1)	11,387	17,536	27,460	38,180	47,186	33,501	45,997
Outsourcing and professional fees(1)	7,067	11,036	18,953	21,967	31,171	20,911	35,920
General, administrative and other	9,182	7,245	9,780	10,449	16,858	7,037	7,703

Total operating expenses	48,168	71,342	114,938	162,332	224,171	152,394	204,114

Net income (loss) before taxes	(19,241)	(893)	9,519	16,056	2,069	12,250	135,281
Income tax provision (benefit)	—	196	1,124	(34,802)	12,275	4,501	37,160

Net income (loss)	$(19,241)	$(1,089)	$8,395	$50,858	$(10,206)	$7,749	$98,121

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands, except share and per share data)
Net income (loss) attributable to common stockholders	$(19,241)	$(1,089)	$—	$4,419	$(10,206)	$—	$12,843
Net income (loss) per common share
Basic	$(1.08)	$(0.05)	$0.00	$0.17	$(0.38)	$0.00	$0.47
Diluted	$(1.08)	$(0.05)	$0.00	$0.12	$(0.38)	$0.00	$0.31
Pro forma (unaudited):
Basic					$(0.05)		$0.44
Diluted					$(0.05)		$0.42
Weighted average shares of common stock used in computing net income per common share:
Basic	17,872,335	21,366,472	24,439,271	26,538,388	26,617,916	27,023,311	27,156,714
Diluted	17,872,335	21,366,472	24,439,271	37,997,937	26,617,916	27,023,311	41,258,465
Pro forma (unaudited):
Basic					219,880,883		220,726,697
Diluted					219,880,883		234,828,448

(1)	Stock-based compensation expense is included in our results of operations as follows:

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Technology and facilities	$79	$113	$301	$710	$1,088	$781	$937
Sales and marketing	11	20	49	52	116	79	86
Personnel	944	1,230	2,193	3,741	4,501	3,198	4,013
Outsourcing and professional fees	—	—	57	—	—	—	—

Total stock-based compensation expense	$1,034	$1,383	$2,600	$4,503	$5,705	$4,058	$5,036

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Non-GAAP Financial Measures(1):
Adjusted EBITDA	$(10,466)	$12,751	$29,456	$48,629	$47,497	$38,568	$55,196
Free Cash Flow	$12,058	$37,051	$64,276	$99,704	$127,097	$91,105	$90,658

(1)	See “—Non-GAAP Financial Measures” for a definition and discussion of Adjusted EBITDA and Free Cash Flow.

	As of December 31,					As of September 30,
	2013	2014	2015	2016	2017	2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,603	$14,030	$24,465	$35,581	$48,349	$42,163
Restricted cash	4,610	7,886	17,261	32,156	45,806	52,095
Loans receivable at fair value	—	—	—	—	—	923,511
Loans receivable at amortized cost, net	231,121	391,512	589,133	810,996	1,041,404	435,979
Total assets	259,487	430,945	657,869	954,595	1,215,041	1,522,706
Total liabilities	195,917	365,662	488,759	731,031	998,314	1,201,939
Total stockholders’ equity	63,570	65,283	169,110	223,564	216,727	320,767

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Election of Fair Value Option

We have elected the fair value option to account for all loans held for investment that were originated on or after January 1, 2018, or the Fair Value Loans, and for all asset-backed notes issued on or after January 1, 2018, or the Fair Value Notes. As compared to the loans held for investment that were originated prior to January 1, 2018, or Loans Receivable at Amortized Cost, we believe the fair value option results in net income that more closely approximates the cash flow generation of our business and better reflects the value of our assets and liabilities, and therefore, provides a more accurate view of our financial position and profitability. Loans Receivable at Amortized Cost and asset-backed notes issued prior to January 1, 2018 will continue to be accounted for in our 2018 and subsequent financial statements at amortized cost, net. Loans that we designate for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans are sold. We estimate the fair value of the Fair Value Loans using a discounted cash flow model, which considers various factors such as the price that we could sell our loans to a third party in a non-public market, credit risk, net charge-offs, customer payment rates and market conditions such as interest rates. We estimate the fair value of our Fair Value Notes based upon the prices at which our or similar asset-backed notes trade. We reevaluate the fair value of our Fair Value Loans and our Fair Value Notes at the close of each measurement period.

The following summarizes the principal changes in our consolidated statements of operations, as of and for the nine months ended September 30, 2018, as the result of our election of the fair value option, or the Fair Value Changes:

•

Fair Value Loans and Fair Value Notes are valued at the close of each measurement period using the models described above. Increases (decreases) in the fair value of loans increase (decrease) the net change in fair value and net revenue and increases (decreases) in the fair value of asset-backed notes decrease (increase) the net change in fair value and net revenue.

•

For our Loans Receivable at Amortized Cost, an allowance for loan losses is established to reserve for loan losses anticipated over the next twelve-month period; loan losses are charged to the allowance for loan losses and a provision for loan losses in the amount of the incurred loan losses is taken as an expense to replenish the allowance for loan losses. On the other hand, for our Fair Value Loans, lifetime loan losses are incorporated in the measurement of the fair value for the Fair Value Loans and net charge-offs incurred during a reporting period decrease the net change in fair value. No provision is established with respect to the Fair Value Loans because the expected impact of lifetime loan losses is already reflected in the net change in fair value.

•

For Fair Value Loans, interest income includes (i) billed interest and late fees, plus (ii) origination fees recognized at loan disbursement, less (iii) charged-off interest and late fees, less (iv) provision for uncollectable interest and late fees. Additionally, direct loan origination expenses are recognized in operating expenses as incurred. In comparison, for Loans Receivable at Amortized Cost, interest income includes: (a) billed interest and late fees, less (b) charged-off interest and late fees, less (c) provision for uncollectable interest and late fees, plus (d) amortized origination fees recognized over the life of the loan, less (e) amortized cost of direct loan origination expenses recognized over the life of the loan.

•

Financing expenses for Fair Value Notes are recognized in operating expenses when incurred (as compared to accounting for the asset-backed notes at amortized cost in which such expenses are capitalized and recognized in interest expense over the life of the applicable asset-backed notes).

Fair Value Pro Forma

In order to facilitate comparisons to periods prior to January 1, 2018, we have provided below unaudited financial information for the nine months ended September 30, 2017 and 2018 on a pro forma basis, or the fair value pro forma, as if we had elected the fair value option since our inception for all loans originated and held for investment and all asset-backed notes issued. In order to calculate the fair value pro forma, the Fair Value

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Changes as described above were applied to all loans originated and held for investment and all asset-backed notes issued since inception.

	Nine Months Ended September 30, 2017			Nine Months Ended September 30, 2018
	As Reported	FV Adjustments	FV Pro Forma	As Reported	FV Adjustments	FV Pro Forma
	(in thousands, except share and per share data)
Revenue:
Interest income	$237,399	$3,259	$240,658	$323,956	$(8,942)	$315,014
Non-interest income	22,140	—	22,140	34,611	—	34,611

Total revenue	259,539	3,259	262,798	358,567	(8,942)	349,625

Interest expense	(26,297)	2,950	(23,347)	(33,622)	2,441	(31,181)
Provision for loan losses	(68,598)	68,598	—	(19,597)	19,597	—
Net change in fair value	—	(52,265)	(52,265)	34,047	(109,870)	(75,823)

Net revenue	164,644	22,542	187,186	339,395	(96,774)	242,621

Operating expenses:
Technology and facilities	51,147	—	51,147	60,410	—	60,410
Sales and marketing	39,798	2,688	42,486	54,084	—	54,084
Personnel	33,501	—	33,501	45,997	—	45,997
Outsourcing and professional fees	20,911	2,518	23,429	35,920	—	35,920
General, administrative and other	7,037	—	7,037	7,703	—	7,703

Total operating expenses	152,394	5,206	157,600	204,114	—	204,114

Net income before taxes	12,250	17,336	29,586	135,281	(96,744)	38,507
Income tax provision	4,501	7,631	12,132 *	37,160	(26,571)	10,589

Net income	$7,749	$9,705	$17,454	$98,121	$(70,203)	$27,918

*	Income tax provision for FV Pro Forma for nine months ended September 30, 2017 is based upon the statutory rate of 41%.

As a result of our election of the fair value option, our operating results for the nine months ended September 30, 2018 reflect the fair value of the Fair Value Loans, but such fair value was not offset by declines in fair value for loans made in prior periods resulting from credit losses and other factors, as would have occurred if we had elected the fair value option at inception. Over time, as the Fair Value Loans age and a higher percentage of our loan portfolio become Fair Value Loans, to the extent our loan portfolio continues to grow, we expect to record negative net changes in fair value of our Fair Value Loans, which we expect will reduce our net revenue, as the impact of credit losses reflected in the fair value of our Fair Value Loans is expected to offset any change in fair value that may occur due to interest rate changes or other market conditions. We expect that by the end of 2019 substantially all of our loans will be Fair Value Loans and the impact of our election of the fair value option will be minimal.

Non-GAAP Financial Measures

We believe that the provision of non-GAAP financial measures in this prospectus, including Adjusted EBITDA and Free Cash Flow, can provide useful measures for period-to-period comparisons of our core business and useful information to investors and others in understanding and evaluating our operating results. However, non-GAAP financial measures are not calculated in accordance with United States generally accepted

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

accounting principles, or GAAP, and should not be considered as an alternative to any measures of financial performance calculated and presented in accordance with GAAP. There are limitations related to the use of these non-GAAP financial measures versus their most directly comparable GAAP measures, which include the following:

•	Other companies, including companies in our industry, may calculate these measures differently, which may reduce their usefulness as a comparative measure.

•	These measures do not consider the potentially dilutive impact of stock-based compensation.

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.

•

Although excess provision represents the portion of provision for loan losses not attributable to net principal charge-offs occurring in the current period, it is expected that net principal charge-offs in the amount of the excess provision will occur in future periods.

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure defined as our net income (loss), adjusted to eliminate the effect of certain items as described below. We believe that Adjusted EBITDA is an important measure because it allows management, investors and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making the adjustments described below. In addition, it provides a useful measure for period-to-period comparisons of our business, as it removes the effect of taxes, certain non-cash items, variable charges and timing differences.

•

We believe it is useful to exclude the impact of our income tax provision because historically our income tax provision has not matched our payment of cash taxes. In addition, due to our election of the fair value option, we expect our current income tax provision will significantly exceed the payment of cash taxes for fiscal year 2018.

•	We believe it is useful to exclude the impact of depreciation and amortization and stock-based compensation expense because they are non-cash charges.

•

We exclude the impact of the litigation reserve (as described in Note 16 to our consolidated financial statements included elsewhere in this prospectus) because we do not believe that this item reflects our ongoing business operations.

•

We also reverse origination fees for Fair Value Loans, net. As a result of our election of the fair value option for our Fair Value Loans, we recognize the full amount of any origination fees as revenue at the time of loan disbursement in advance of our collection of origination fees through principal payments. As a result, we believe it is beneficial to exclude the uncollected portion of such origination fees, because such amounts do not represent cash that we received.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	We reverse the fair value mark-to-market adjustment because it reflects a non-cash impact. The fair value mark-to-market adjustment comprises mark-to-market adjustments on fair value loans and debt.

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Components of Fair Value Mark-to-Market Adjustment
Fair value mark-to-market adjustment on loans	—	—	—	—	—	—	$40,438
Fair value mark-to-market adjustment on asset-backed notes	—	—	—	—	—	—	1,440

Fair value mark-to-market adjustment	$—	$—	$—	$—	$—	$—	$41,878

	Nine Months Ended September 30,
	2017	2018
	(in thousands)
Components of Fair Value Mark-to-Market Adjustment – Fair Value Pro Forma
Fair value mark-to-market adjustment on loans	$5,307	$(18,611)
Fair value mark-to-market adjustment on asset-backed notes	(3,430)	8,125

Fair value mark-to-market adjustment	$1,877	$(10,486)

•

We exclude the impact of excess provision, which we define as the portion of the provision for loan losses in excess of net principal charge-offs for our Loans Receivable at Amortized Cost for the respective periods. We believe it is beneficial to exclude this impact because the requirement to reserve in advance for future period loan losses is a significant non-cash charge to earnings for a company such as ours that is growing at a high rate. We believe this helps compare our operating results to other companies that grow at much slower rates. The following table presents the components of excess provision:

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Components of Excess Provision
Provision for loan losses	$19,588	$30,569	$46,743	$70,363	$98,315	$68,598	$19,597
Charge-offs, net of recoveries on Loans Receivable at Amortized Cost	(13,713)	(21,523)	(34,609)	(50,671)	(76,681)	(54,142)	(57,506)

Excess provision	$5,875	$9,046	$12,134	$19,692	$21,634	$14,456	$(37,909)

•

In addition, in the future, we may have debt that is not secured by our loans receivable, for which we would reverse the interest expense related to such debt from our Adjusted EBITDA measure. We believe that excluding this expense from our Adjusted EBITDA measure would be useful to investors because such incremental interest expense would not represent our consistent cash outflow.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

In order to facilitate prior period comparisons, the following tables present a reconciliation of net income (loss) to Adjusted EBITDA for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 on an actual, as reported basis, and the nine months ended September 30, 2017 and 2018 on an actual, as reported basis and on a fair value pro forma basis as if the fair value option had been in place since inception for all loans held for investment and all asset-backed notes:

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Adjusted EBITDA
Net income (loss)	$(19,241)	$(1,089)	$8,395	$50,858	$(10,206)	$7,749	$98,121
Adjustments:
Income tax provision (benefit)	—	196	1,124	(34,802)	12,275	4,501	37,160
Depreciation and amortization	1,866	3,215	5,203	8,378	10,589	7,804	8,698
Stock-based compensation expense	1,034	1,383	2,600	4,503	5,705	4,058	5,036
Litigation reserve	—	—	—	—	7,500	—	—
Origination fees for Fair Value Loans, net	—	—	—	—	—	—	(14,032)
Excess provision	5,875	9,046	12,134	19,692	21,634	14,456	(37,909)
Fair value mark-to-market adjustment	—	—	—	—	—	—	(41,878)

Adjusted EBITDA	$(10,466)	$12,751	$29,456	$48,629	$47,497	$38,568	$55,196

	Nine Months Ended September 30,
	2017	2018
	(in thousands)
Fair Value Pro Forma Adjusted EBITDA
Fair value pro forma net income	$17,454	$27,918

Adjustments:
Income tax provision	12,132	10,589
Depreciation and amortization	7,804	8,698
Stock-based compensation expense	4,058	5,036
Origination fees for Fair Value Loans, net	108	(1,725)
Fair value mark-to-market adjustment	(1,877)	10,486

Fair Value Pro Forma Adjusted EBITDA	$39,679	$61,002

Free Cash Flow

We define Free Cash Flow as cash flow from operating activities less purchase of fixed assets and capitalization of system development costs. We believe it is an important measure of our operating results and reflects the strength of our business model. Increasing Free Cash Flow allows us to self-finance a greater percentage of our loans. We have seen a 41% CAGR in Free Cash Flow from 2015 through 2017. Our Free Cash Flow for the nine months ended September 30, 2018 was $90.7 million, remaining relatively flat compared to the prior year period. As part of our election of the fair value option for our Fair Value Loans and Fair Value Notes, direct loan origination expenses and financing expenses are both recognized in operating expenses as incurred and as such now reduce our cash provided by operating activities. For this reason, our Free Cash Flow for the nine months ended September 30, 2018 is lower than it would have been had we not elected the fair value option.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table presents a reconciliation of cash provided by operating activities to Free Cash Flow for each of the periods indicated:

	Year Ended December 31,					Nine Months Ended September 30,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Free Cash Flow
Cash provided by operating activities	$15,806	$43,254	$75,648	$113,902	$139,118	$100,424	$100,434
Less:
Purchase of fixed assets	2,108	3,603	8,342	10,656	8,548	6,710	7,631
Capitalization of system development costs	1,640	2,600	3,030	3,542	3,473	2,609	2,145

Free Cash Flow	$12,058	$37,051	$64,276	$99,704	$127,097	$91,105	$90,658

Cash used in investing activities	$(104,934)	$(204,069)	$(259,248)	$(309,759)	$(343,388)	$(194,928)	$(301,312)
Cash provided by financing activities	$98,456	$161,242	$203,365	$221,913	$230,688	$101,407	$200,981

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a high-growth, technology-powered and mission-driven provider of inclusive, affordable financial services. We pioneered the research and use of alternative data sources and application of innovative advanced data analytics and next-generation technology in the lending space to develop our proprietary, centralized lending platform. Our platform and application of machine learning to our unique alternative data set enable us to provide loans at a fraction of the price of other providers to customers who either do not have a credit history or credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that traditional credit scores do not properly reflect their credit worthiness. We estimate that there are 100 million credit invisibles or mis-scored consumers in the United States. In 12 years of serving our customers, we have originated more than 2.8 million loans, representing over $6.0 billion of credit extended, to more than 1.3 million unique customers. A study commissioned by us and conducted by the Center for Financial Services Innovation, or CFSI, estimated that our customers have saved more than $1.3 billion in aggregate interest and fees compared to alternative products available to them. We have been profitable on a pre-tax basis and have generated significant free cash flow for the past three years.

We offer simple-to-understand, affordable, unsecured, fully amortizing installment loans with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments and range in size from $300 to $9,000 with terms ranging from six to 46 months. Our sales and marketing strategy is executed through a variety of acquisition channels including our retail locations, direct mail, radio, television and digital marketing, as well as other channels. We also benefit significantly from word-of-mouth referrals, as 38% of new customers in the last twelve months tell us they heard about Oportun from a friend or family member. Our omni-channel network provides our customers with flexibility to apply for a loan at one of over 300 retail locations, over the phone, using our mobile origination solution or online. We currently operate in the following twelve states: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. Our centralized, model-driven automated underwriting approach provides customers with a pre-approval in seconds once they have submitted an application that takes on average only five to eight minutes to complete. As part of our commitment to be a responsible lender, we verify income for 100% of our customers and only make loans to customers that our ability-to-pay model indicates should be able to afford a loan after meeting their other regular obligations and living expenses. In addition to accepting payments via ACH, our customers can make their loan payments in cash at our retail locations or through our third-party payment services in more than 60,000 locations across the nation.

Our business model is characterized by substantial recurring revenues, high operating margins and significant free cash flow. We generate revenues primarily through interest income on our loans. We also generate revenues from gains on loan sales, servicing fees, and debit card income. In 2017, 82% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. Since 2014, we have sold 10% to 15% of our loan originations to institutional investors under a forward commitment at a fixed price to demonstrate the value of our loans, increase our liquidity and further diversify our sources of funding; since 2017, we have sold additional loans originated under our “access” loan program, intended to make credit available to select borrowers who do

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

not qualify for credit under our “core” loan origination program. We recognize a net gain on the sale of such loans and also earn a fee for servicing the loans on behalf of the buyers.

For over 12 years, we have used advanced data analytics and innovative technology to develop and consistently improve our credit underwriting platform, enabling us to expand access to affordable credit for credit invisibles and mis-scored consumers while achieving superior credit quality in our loan portfolio. Over the past eleven quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 3.7% and the annualized net charge-off rate for the quarters has ranged between 6.4% and 8.4%, while growing our loans receivable by a 32% CAGR over the same time period. Our 30+ day delinquency rate was 3.5% and 3.5% as of September 30, 2017 and 2018, respectively. The annualized net charge-off rate was 7.9% and 7.1% for the nine months ended September 30, 2017 and 2018, respectively.

To fund our growth at a low and efficient cost, we have built a diversified and well-established capital markets funding program, which allows us to partially hedge our exposure to rising interest rates by locking in our interest expense for up to three years. Over the past five years, we have executed thirteen bond offerings in the asset-backed securities market, the last ten of which include tranches that have been rated investment grade. We now consistently issue bonds in this market two to three times per year. We issued two- and three-year fixed rate bonds which has provided us committed capital to fund future loan originations at a fixed cost of funds. We also have a committed three-year, $400.0 million secured line of credit, which also helps to fund our loan portfolio growth.

In order to achieve our profit goals, we closely manage our operating expenses, which consist of technology and facilities, sales and marketing, personnel, outsourcing and professional fees and general, administrative and other expenses, with the goal of increasing our investment in our technology platform and development of new credit models.

In 2017, we originated $1.4 billion in loans and generated total revenue of $361.0 million, representing increases of 28% and 36% on a compounded annual growth rate, or CAGR, basis from 2015, respectively. We have been profitable on a pre-tax basis for the past three years: $9.5 million, $16.1 million and $2.1 million for 2015, 2016 and 2017, respectively. Our net income (loss) was $8.4 million, $50.9 million and $(10.2) million in 2015, 2016 and 2017, respectively. We had Adjusted EBITDA of $29.5 million, $48.6 million and $47.5 million for 2015, 2016 and 2017, respectively, representing a 27% CAGR relative to 2015. Free Cash Flow was $64.3 million, $99.7 million and $127.1 million for 2015, 2016 and 2017, respectively, representing a 41% CAGR relative to 2015. For more information about the non-GAAP financial measures discussed above, including Adjusted EBITDA and Free Cash Flow, and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

We have elected the fair value option to account for all loans held for investment that were originated on or after January 1, 2018, or the Fair Value Loans, and for all asset-backed notes issued on or after January 1, 2018, or the Fair Value Notes. As compared to the loans held for investment that were originated prior to January 1, 2018, or Loans Receivable at Amortized Cost, we believe the fair value option results in net income that more closely approximates the cash flow generation of our business and better reflects the value of our assets and liabilities, and therefore, provides a more accurate view of our financial position and profitability. Loans Receivable at Amortized Cost and asset-backed notes issued prior to January 1, 2018 will continue to be accounted for in our 2018 and subsequent financial statements at amortized cost, net of reserves. Loans that we designate for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans are sold. We estimate the fair value of the Fair Value Loans using a discounted cash flow model, which considers various factors such as the price that we could sell our loans to a third party in a non-public market, credit risk, net charge-offs, customer payment rates and market conditions such as interest rates. We estimate the fair value of our Fair Value Notes based upon the prices at which our or similar asset-backed notes trade. We reevaluate the fair value of our Fair Value Loans and our Fair Value Notes at the close of each measurement period.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

For the nine months ended September 30, 2018:

•	We had aggregate originations of $1.2 billion, representing an increase of 33% over the prior year period.

•	We reported $358.6 million of total revenue.

•	On a fair value pro forma basis, total revenue was $349.6 million, an increase of 33% over $262.8 million for the prior year period.

•	We reported $135.3 million of income on a pre-tax basis.

•	On a fair value pro forma basis, income on a pre-tax basis was $38.5 million, an increase of 30% over $29.6 million for the prior year period.

•	We reported $98.1 million of net income.

•	On a fair value pro forma basis, net income was $27.9 million, an increase of 60% over $17.5 million for the prior year period.

•	We reported $55.2 million of Adjusted EBITDA.

•	On a fair value pro forma basis, Adjusted EBITDA was $61.0 million, an increase of 54% over $39.7 million for the prior year period.

•	We reported $90.7 million of Free Cash Flow, remaining relatively flat compared to the prior year period.

For more information about fair value accounting and our fair value pro forma financials, see “Selected Consolidated Financial Data—Election of Fair Value Option.” For more information about the non-GAAP financial measures discussed above, and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure (including the non-GAAP financial measures presented on a fair value pro forma basis), see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Milestones and Total Cumulative Originations

Understanding an Oportun loan

Our product is a simple-to-understand, affordable, unsecured, fully amortizing installment loan with fixed payments and fixed interest rates through the life of the loan. Our loans do not have prepayment penalties or balloon payments, and range in size from $300 to $9,000 with terms ranging from six and 46 months. Loan payments are generally structured on a bi-weekly or semi-monthly basis to coincide with our customers’ receipt of their wages. We believe these product features create a more transparent and easy-to-budget solution than many competing alternatives.

Below are key characteristics of a typical loan in our portfolio. The numbers in the table below are simple averages based on the original principal balance for loans outstanding as of the end of the periods noted, with the exception of term and interest rate, each of which is a principal weighted average based on original principal balance for loans outstanding as of the end of the same period.

	As of December 31,			As of September 30,
	2015	2016	2017	2017	2018
Original principal balance	$2,405	$2,859	$3,292	$3,131	$3,474
Origination fee	$66	$68	$68	$66	$65
Term	23 months	26 months	28 months	27 months	30 months
Payment amount (bi-weekly/semi-monthly)	$81	$88	$95	$95	$99
Interest rate	32.6%	33.1%	32.3%	32.5%	32.5%

We fully re-underwrite all loans to returning customers, and require all customers to have successfully repaid their previous loan before disbursing their new loan, with the exception of our “Good Customer Program.” Under our Good Customer Program, for certain of our best performing, low-risk customers, we will extend a new loan prior to receiving full repayment of their existing loan. In accordance with our policy to allow a customer to have only one loan outstanding, the new loan proceeds are used to pay off the prior loan and the excess amount is

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

distributed to the customer. Customers qualify for the Good Customer Program if they have made substantial progress in repaying their current loan, meaning they have repaid at least 50% of the original principal balance of the loan, are current on their loan and have made timely payments throughout the term of the loan. In recognition of good payment behavior, we typically grant returning customers, whether under the Good Customer Program or not, a lower rate on subsequent loans. These subsequent loans are on average approximately $1,300 larger than the customer’s prior loan, and have a lower rate, with an average rate reduction of approximately five percentage points between their first and second loan. As of December 31, 2015, December 31, 2016, December 31, 2017 and September 30, 2018, returning customers comprised 75%, 76%, 78% and 79%, respectively of our owned principal balance outstanding at the end of the period.

For both loans to new customers and to returning customers, the origination fee is generally capitalized as part of the principal balance and a fixed payment is calculated based on the preferred payment frequency over the term of the loan.

We do not have default interest rates. Our loans have grace periods of seven to 15 days before a late fee is charged, and our collections team works closely with delinquent customers to help them return to current status on their loans. Many of our customers experience monthly fluctuations in their income due to changes in hours worked or other factors beyond their control, so we believe this customer-focused approach to delinquency management not only helps us manage losses but also results in strong customer satisfaction and word-of-mouth referrals. We also generate income from late fees, which we categorize as fees on loans; however, we do not manage these late fees as a profit center. Late fees represented less than 5% of our total revenue for each of the periods presented.

Key Financial and Operating Metrics

We monitor and evaluate the following key metrics in order to measure our current performance, develop and refine our growth strategies, and make strategic decisions.

	As of or for the Year Ended December 31,			As of or for the Nine Months Ended September 30,
	2015	2016	2017	2017	2018
Aggregate originations (in thousands)	$838,540	$1,100,817	$1,368,598	$923,370	$1,228,675
Active customers	403,816	492,031	582,948	535,557	642,521
Customer acquisition cost	$61	$85	$112	$112	$121
Average daily principal balance (in thousands)	$498,158	$724,749	$956,830	$920,573	$1,232,546
Owned principal balance at end of period (in thousands)	$638,901	$882,815	$1,136,174	$1,012,229	$1,365,058
Managed principal balance at end of period (in thousands)	$709,861	$1,027,011	$1,344,927	$1,193,109	$1,617,463
30+ day delinquency rate	3.9%	3.7%	3.6%	3.5%	3.5%
Annualized net charge-off rate	6.9%	7.0%	8.0%	7.9%	7.1%

Operating Metrics

Aggregate originations

Aggregate originations represents the aggregate amount disbursed to borrowers during a specific period. Aggregate originations excludes any fees capitalized in the loan balance in connection with the origination of a loan. For certain of our best performing, low-risk customers, we will extend a new loan under our Good Customer Program prior to receiving full repayment of an existing loan. Proceeds from such Good Customer Program loans are used to first repay the remaining outstanding balance of the existing loan. The amount

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

refinanced under the Good Customer Program is included in aggregate originations. We have seen substantial growth in originations in the last three years, growing aggregate originations from $838.5 million in 2015 to $1.4 billion in 2017, representing a CAGR of 28%, as a result of growth in number of loans and increasing loan amounts to customers. Aggregate originations increased by 33% from $923.3 million for the nine months ended September 30, 2017 to $1.2 billion for the nine months ended September 30, 2018.

We originated 412,811, 469,332 and 520,711 loans for the years ended December 31, 2015, 2016 and 2017, respectively, representing a 12% CAGR since 2015. We originated 353,923 and 445,776 loans for the nine months ended September 30, 2017 and 2018, respectively, a 26% increase.

Active customers

Active customers represents the number of customers with an outstanding loan serviced by us at the end of a period. Active customers includes customers whose loans are owned by us and loans that have been sold that we continue to service. Customers with charged-off accounts are excluded from active customers. Since we only permit a customer to have one loan outstanding with us at a time, active customers also represents the number of loans outstanding in our managed portfolio. From 2015 to 2017, active customers increased by a CAGR of 20%, an indication of our ability to attract new customers and retain existing customers. From September 30, 2017 to September 30, 2018, active customers increased by 20%.

Customer acquisition cost

The cost to acquire a customer is represented by our sales and marketing expenses, which includes the costs associated with various paid marketing channels including direct mail, digital marketing and brand marketing and the costs associated with our telesales and retail operations during a period. We evaluate the efficiency of our costs of acquisition by looking at the customer acquisition cost for a period divided by the number of new and returning customer loans originated in the same period. In 2015, 2016 and 2017, our customer acquisition cost was $61, $85 and $112, respectively. For the nine months ended September 30, 2017 and 2018, our customer acquisition cost was $112 and $121, respectively, the latter of which takes into account the sales and marketing expense impact as a result of the fair value option on our Fair Value Loans. We have seen an increase in customer acquisition cost as we have expanded our presence into new states, hired more retail and telesales staff and tested new marketing channels like radio, television and digital advertising and as we expanded our direct mail program. In addition, our election of the fair value option on our Fair Value Loans resulted in an increase of $2.3 million of direct loan origination expenses which are no longer deferred. As we seek to optimize customer lifetime value, our customer acquisition costs may continue to increase. For customers acquired during 2017, the average payback period, which refers to the number of months it takes for our net revenue to exceed our customer acquisition cost, was approximately four months.

Average daily principal balance

Average daily principal balance for the period represents the average of outstanding principal balance of owned loans at the end of each calendar day during the period and as such is a key driver of future revenue. Average daily principal balance has increased from $498.2 million in 2015 to $956.8 million in 2017, a 39% CAGR. Average daily principal balance increased by 34% from $920.6 million for the nine months ended September 30, 2017 to $1.2 billion for the nine months ended September 30, 2018. These increases reflected an increase in the number of loans originated, which has grown at a 12% CAGR from 2015 to 2017 and has grown 26% from the nine months ended September 30, 2017 to the same period in 2018, as well as an increase in loan amounts per customer.

Owned principal balance at end of period

Owned principal balance at end of period represents the total amount of outstanding principal balance for all loans, excluding loans sold, at the end of the period.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Managed principal balance at end of period

Managed principal balance at end of period represents the total amount of outstanding principal balance for all loans, including loans sold, which we continue to service, at the end of the period.

30+ day delinquency rate

30+ day delinquency rate represents the unpaid principal balance for our loans that are 30 or more calendar days contractually past due as of the end of the period divided by owned principal balance as of such date. 30+ day delinquency rate is a leading indicator of credit performance since loans that are charged off generally become delinquent before being charged off. 30+ day delinquency rate has been relatively stable between 2015 and 2017, due to improvements in our risk models and collection practices, even as we have rapidly grown our loans receivable. Over the past eleven quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and 3.7%. Our 30+ day delinquency rate was 3.5% and 3.5% as of September 30, 2017 and 2018, respectively.

Annualized net charge-off rate

Annualized net charge-off rate represents the annualized loan principal losses (net of recoveries) divided by the average daily principal balance for the period. Annualized net charge-off rate is the main indicator of the credit performance of our loans receivable, and while our full-year annualized net charge-off rate has largely been stable in the last three years ranging between 6.9% and 8.0%, we did see an increase in 2017 primarily due to the impact of Hurricane Harvey, delayed tax refunds and a slower loans receivable growth rate. Over the past eleven quarters, our annualized net charge-off rate has ranged between 6.4% and 8.4%. Annualized net charge-off rate for the nine months ended September 30, 2017 and 2018 was 7.9% and 7.1%, respectively.

Key Factors Affecting Our Performance

Investment in long-term growth

While growing our active customer base by a 20% CAGR and our loans receivable by a 33% CAGR from 2015 to 2017, we actively and effectively managed our risk and underwriting platform in order to maintain our full-year annualized net charge-off rate between 6.9% and 8.0%. We believe this experience indicates the strength of our value proposition for our target customers and the efficacy and scalability of our business model. We believe we have significant further opportunity to grow our customer base, as the 1.3 million plus customers we have served as of September 30, 2018 represent only one percent of the estimated total addressable market of approximately 100 million credit invisibles and mis-scored consumers in the United States. In the next three years, our growth plans include strong emphases on:

•

Expanding our geographic presence. We intend to expand our presence in existing states and enter new states. We are also evaluating alternatives for offering uniform products nationwide, either through a bank partnership model or a nationwide charter, which would allow us to accelerate our nationwide expansion.

•

Increasing brand awareness and expanding our marketing channels. We expect to continue to invest in our sales and marketing efforts, including by expanding our use of proprietary data and machine learning to evolve our marketing programs. We also plan to continue to invest in our brand awareness activities, including brand building campaigns and direct marketing.

•

Continuing to evolve our credit underwriting models. We expect to continue to invest significantly in our credit data and analytics capabilities. Investment in these capabilities will be necessary in order to enable us to underwrite more customers, make more credit available to new and returning customers, and support future product expansion, including credit cards and auto loans.

•	Expanding our product and service offerings. To meet our customer’s needs, we are developing additional consumer finance product offerings, including credit cards and auto loans. Over time, we

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

expect to continue to evaluate opportunities both organically and through acquisition to provide a broader suite of products and services that address our customers’ financial needs in a cost-effective and transparent manner, leveraging the efficiency of our existing business model.

Seasonality

Our quarterly results of operations may not necessarily be indicative of the results for the full year or the results for any future periods. Historically, we have experienced a seasonal slowdown in growth in the first quarter of each year. The seasonal slowdown is primarily attributable to high loan demand around the holidays in the fourth quarter and the general increase in our customers’ available cash flow in the first quarter, including from cash received from tax refunds, which temporarily reduces their borrowing needs.

Economic conditions

Changes in the overall economy may impact our business in several ways:

•

Demand for our products. Because our customers have low-to-moderate incomes, demand for our loans generally remains strong across economic cycles. In a strong economic climate, as unemployment decreases, more potential customers may meet our underwriting requirements to qualify for a loan whereas in a weak economic climate fewer potential customers may qualify. We have developed our credit risk model with the benefit of 12 years of recession-tested loan performance data, and this model has driven our consistent loan loss rates and financial results throughout strong and weak economic climates.

•

Product pricing. In a strengthening economy, interest rates may rise, and we may need to increase the interest rate we charge our customers in order to maintain our margins. Because of the small balance and short terms of our loans, we estimate that a one percentage point increase in the interest rate we charge our customers on a typical loan will lead to only a one or two dollar increase in the customer’s periodic payment amount and can be absorbed by our customers without decrease in demand or impact on credit performance. While our loans are fixed rate, their short duration means that interest rate changes we make on new loans will shift our overall portfolio yield relatively quickly. Our term securitization bonds are issued at fixed rates and thus partially insulate our margins from increases in interest rates in the short term. As of September 30, 2018, over 80% of our funding was fixed rate. In a weakening economy, interest rates may fall, which could reduce our funding costs, but if consumer credit is worsening, credit spreads may widen, and we may not get the full benefit of lower benchmark rates on our margins.

•

Interest rate changes. In a strong economic climate, interest rates may rise, and the fair value of our Fair Value Loans will decrease, which reduces the net change in fair value. Rising interest rates will also decrease the fair value of our Fair Value Notes, which increases the net change in fair value. Conversely, in a weak economic climate, interest rates may fall, which will increase the fair value of our Fair Value Loans and results in an increase in the net change in fair value and net revenue. Declining interest rates will also increase the fair value of our Fair Value Notes, which decreases the net change in fair value and net revenue. Because the duration of our loans receivable is shorter than the duration of our asset-backed notes, the respective changes in fair value may only partially offset each other. Changes in interest rates will not impact the amortized cost of our Loans Receivable at Amortized Cost as these loans are reported at their recorded investment, which is the outstanding principal balance, net of unamortized deferred origination fees and costs and the allowance for loan losses, so there will be no impact to net revenue related to these loans. Over time, as Fair Value Loans increase as a portion of our loan portfolio, we expect interest rate changes to have a greater impact.

•

Credit spread changes. In a strong economic climate, credit spreads may narrow which will increase the fair value of our Fair Value Loans, which increases the net change in fair value. A narrowing credit spread will also increase the fair value of our Fair Value Notes, which decreases the net change in fair

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

value. Conversely, in a weak economic climate, credit spreads may widen which will decrease the fair value of our Fair Value Loans and result in a decrease in the net change in fair value. Widening credit spreads will also decrease the fair value of our Fair Value Notes, which increases the net change in fair value and net revenue. Because the duration of our loans receivable is shorter than the duration of our asset-backed notes, the respective changes in fair value may only partially offset each other. Changes in credit spreads will not impact the amortized cost of our Loans Receivable at Amortized Cost, so there will be no impact to net revenue related to these loans. Over time, as Fair Value Loans increase as a portion of our loan portfolio, we expect credit spread changes to have a greater impact.

•

Credit performance of our customers. In a strong economic climate, our customers may experience improved cash flow and liquidity, which may result in lower loan losses. In a weakening economic climate or recession, loan losses may increase as customers face cash flow and liquidity challenges. We factor economic conditions into our loan underwriting analysis and provision for loan losses for our Loans Receivable at Amortized Cost, but changes in economic conditions, particularly sudden changes, may affect our actual loan losses. For our Fair Value Loans, increases in delinquencies and charge-off rates will reduce future cash flows, which will reduce the fair value of the loans. These effects may be partially mitigated by the short-term nature of our loans, which enables us to react more quickly than if the terms of our loans were longer, and by our ability to rapidly modify our credit criteria within our centralized and automated risk engine.

Historical Credit Performance

While growing our portfolio rapidly, we have been able to maintain stable credit performance over the last three years.

	As of or for the Year Ended December 31,			As of or for the Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(dollars in thousands)
30+ day delinquent principal balance at end of period	$24,616	$32,362	$40,455	$35,465	$47,702
Owned principal balance at end of period	$638,901	$882,815	$1,136,174	1,012,229	1,365,058
30+ day delinquency rate	3.9%	3.7%	3.6%	3.5%	3.5%

Charge-offs, net of recoveries	$34,609	$50,671	$76,681	54,142	65,337
Average daily principal balance	$498,158	$724,749	$956,830	920,573	1,232,546
Annualized net charge-off rate	6.9%	7.0%	8.0%	7.9%	7.1%

We also monitor the performance of our loans by the period in which the loan was disbursed, generally years or quarters, which we refer to as a vintage. We calculate net lifetime loan loss rate by vintage as a percentage of original principal balance. Net lifetime loan loss rates equal the net lifetime loan losses for a given year through September 30, 2018 divided by the total origination loan volume for that year. Loans are charged off no later than after becoming 120 days contractually delinquent.

The below table shows our net lifetime loan loss rate for each annual vintage since we began lending in 2006. We have managed to stable cumulative net lifetime loan losses since the financial crisis that started in 2008. Our proprietary, centralized credit scoring model and continually evolving data analytics have enabled us to maintain consistent net lifetime loan loss rates ranging between 5.5% and 7.2% since 2009. We even achieved a net lifetime loan loss rate of 5.5% during the peak of the recession in 2009. The evolution of our credit models has allowed us to increase our average loan size and commensurately extend our average loan terms. We have seen increases in cumulative net lifetime loan losses for 2015 and 2016 vintages due to the delay in tax refunds, the impact of natural disasters such as Hurricane Harvey, and the longer duration of the loans. Our net lifetime

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

loan loss rate has historically fallen within our 7.0% to 8.0% targeted range. The chart below includes all “core” loan originations by vintage.

	Year of Origination
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016		2017
Net lifetime loan losses as of September 30, 2018 as a percentage of original principal balance	7.7%	8.9%	5.5%	6.4%	6.2%	5.6%	5.6%	6.1%	7.2%	7.1	%*	3.3	%*
Outstanding principal balance as of September 30, 2018 as % of original amount disbursed	0%	0%	0%	0%	0%	0%	0%	0.1%	0.2%	8.7%		57.3%
Dollar weighted average original term for vintage in months	9.3	9.9	10.2	11.7	12.3	14.5	16.4	19.1	22.3	24.2		26.3

*	Vintage is not yet fully mature from a loss perspective.

Components of Our Results of Operations

Revenue

•

Interest income. Interest income includes interest on loans and fees on loans. Generally, our loans require semi-monthly or biweekly customer payments of interest and principal. Fees on loans include billed late fees offset by charged-off fees and provision for uncollectible fees. We charge customers a late fee if a scheduled installment payment becomes delinquent. Depending on the loan, late fees are assessed when the loan is eight to 16 days delinquent. Late fees are recognized when they are billed. When a loan is charged off, uncollected late fees are also written off. For Fair Value Loans, interest income includes (i) billed interest and late fees, plus (ii) origination fees recognized at loan disbursement, less (iii) charged-off interest and late fees, less (iv) provision for uncollectable interest and late fees. Additionally, direct loan origination expenses are recognized in operating expenses as incurred. In comparison, for Loans Receivable at Amortized Cost, interest income includes: (a) billed interest and late fees, less (b) charged-off interest and late fees, less (c) provision for uncollectable interest and late fees, plus (d) amortized origination fees recognized over the life of the loan, less (e) amortized cost of direct loan origination expenses recognized over the life of the loan.

•

Non-interest income. Non-interest income includes gain on loan sales, servicing fees and other income. In November 2014, we began selling loans to a third-party financial institution pursuant to a whole loan sale agreement that has been renewed annually until the most recent renewal which was for a two-year term. We recognize a net gain on the sale from the difference between the proceeds received from the purchaser and the carrying value of the loans on our books. Loans are sold within four days of origination; therefore, we do not record any provision for loan losses on loans designated for sale. We sell a certain percentage of new loans twice weekly. Servicing fees comprise the 5% per annum

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

servicing fee based upon the daily average principal balance of loans sold that we earn for servicing loans sold to a third-party financial institution. Other income comprises the revenue from interchange fees when customers use our reloadable debit card for purchases, card user fees and marketing incentives paid directly to us by the merchant clearing company based on transaction volumes and rental income from subleasing a portion of our headquarters.

Interest expense

Interest expense includes interest paid or accrued on existing debt facilities, amortization of deferred financing costs, unused line fees and amortization of debt discount costs. For asset-backed notes issued prior to January 1, 2018, financing expenses are amortized over the term of the note using the effective interest rate method. Financing expenses related to Fair Value Notes are recognized in operating expenses as incurred.

Provision for loan losses

Provision for loan losses represents a provision to maintain an allowance for loan losses adequate to provide for losses over the next twelve months for our Loans Receivable at Amortized Cost. Our allowance for loan losses represents our estimate of the credit losses inherent in our loans and is based on a variety of factors, including current economic conditions, our historical loan loss experience, recent trends in delinquencies and loan seasoning. There is no provision for loan losses for the Fair Value Loans because lifetime loan losses are incorporated in the measurement of fair value for loans receivable. We expect the provision for loan losses for Loans Receivable at Amortized Cost will decrease as these loans run off, assuming losses remain constant.

Net change in fair value

Net change in fair value reflects changes in fair value of Fair Value Loans and Fair Value Notes on an aggregate basis and is based on a number of factors, including benchmark interest rates, credit spreads, net charge-offs and customer payment rates. Increases (decreases) in the fair value of loans will increase (decrease) the net change in fair value and increases (decreases) in the fair value of asset-backed notes will decrease (increase) the net change in fair value. Net change in fair value is applicable only for periods after December 31, 2017.

Net revenue

Net revenue is calculated by subtracting interest expense and provision for loan losses from total revenue and for periods after December 31, 2017, adding the net change in fair value, which may be a positive or a negative amount.

Operating expenses

Operating expenses consist of technology and facilities, sales and marketing, personnel, outsourcing and professional fees and general, administrative and other expenses. For Fair Value Loans, we no longer capitalize direct loan origination expenses, instead expensing them in operating expenses as incurred. For Fair Value Notes, we no longer capitalize financing expenses, instead including them within operating expenses as incurred.

•

Technology and facilities. Technology and facilities expenses are the largest component of our operating expenses, representing the costs required to build our omni-channel network, and consist of three components. The first component is comprised of costs associated with our technology, engineering, information security, cyber security, platform development, maintenance, and end user services, including fees for software licenses, consulting, legal and other services as a result of our efforts to grow our business, as well as personnel expenses. The second includes rent for retail and corporate locations, utilities, insurance, telephony costs, property taxes, equipment rental expenses, licenses and fees and depreciation and amortization. Lastly, this category also includes all software

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

licenses, subscriptions, and technology service costs to support our corporate operations, excluding sales and marketing.

•

Sales and marketing. Sales and marketing expenses consist of two components and represents the costs to acquire our customers. The first component is comprised of the expense to acquire a customer through various paid marketing channels including direct mail, radio, television, digital marketing and brand marketing. The second component is the costs associated with our telesales, lead generation and retail operations, including personnel expenses, but excluding costs associated with retail locations. For Fair Value Loans, sales and marketing related direct origination expenses are expensed when incurred.

•

Personnel. Personnel expenses represent compensation and benefits that we provide to our employees, and include salaries, wages, bonuses, commissions, related employer taxes, medical and other benefits provided and stock-based compensation expense for all of our staff with the exception of our telesales, lead generation, retail operations and technology which are included in sales and marketing expenses and technology and facilities, respectively.

•

Outsourcing and professional fees. Outsourcing and professional fees consist of costs for various third-party service providers and contact center operations, primarily for the sales, customer service, collections and store operation functions. Our contact centers located in Mexico and our third-party contact centers located in Colombia provide support for the business including application processing, verification, customer service and collections. We utilize third parties to operate the contact centers in Colombia and include the costs in outsourcing and other professional fees. Professional fees also include the cost of legal and audit services, credit reports, recruiting, cash transportation collection services and fees and consultant expenses. For Fair Value Loans, direct loan origination expenses related to application processing are expensed when incurred. In addition, outsourcing and professional fees include any financing expenses, including legal and underwriting fees, related to our Fair Value Notes.

•

General, administrative and other. General, administrative and other expenses include non-compensation expenses for employees, who are not a part of the technology and sales and marketing organization, which include travel, lodging, meal expenses, office supplies, printing and shipping. Also included are franchise taxes, bank fees, foreign currency gains and losses, transaction gains and losses, debit card expenses and litigation reserve.

Income taxes

Income taxes consist of U.S. federal, state and foreign income taxes, if any. For the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2018, we recognized tax expense attributable to U.S. federal, state and Mexico income taxes.

During 2017, we utilized our remaining federal and California net operating loss carryforwards. At December 31, 2017, we had California state research and development tax credit carryforwards of approximately $1.7 million, which carryforward indefinitely.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Results of Operations

The following table sets forth our consolidated statements of operations for each of the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(in thousands)
Revenue:
Interest income	$182,650	$254,151	$327,935	$237,399	$323,956
Non-interest income	12,579	23,374	33,019	22,140	34,611

Total revenue	195,229	277,525	360,954	259,539	358,567

Interest expense	(24,029)	(28,774)	(36,399)	(26,297)	(33,622)
Provision for loan losses	(46,743)	(70,363)	(98,315)	(68,598)	(19,597)
Net change in fair value	—	—	—	—	34,047

Net revenue	124,457	178,388	226,240	164,644	339,395

Operating expenses:
Technology and facilities	33,703	51,891	70,896	51,147	60,410
Sales and marketing	25,042	39,845	58,060	39,798	54,084
Personnel	27,460	38,180	47,186	33,501	45,997
Outsourcing and professional fees	18,953	21,967	31,171	20,911	35,920
General, administrative and other	9,780	10,449	16,858	7,037	7,703

Total operating expenses	114,938	162,332	224,171	152,394	204,114

Net income before income taxes	9,519	16,056	2,069	12,250	135,281
Income tax expense (benefit)	1,124	(34,802)	12,275	4,501	37,160

Net income (loss)	$8,395	$50,858	$(10,206)	$7,749	$98,121

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth our consolidated statements of operations as a percentage of total revenue for each of the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
Revenue:
Interest income	93.6%	91.6%	90.9%	91.5%	90.3%
Non-interest income	6.4	8.4	9.1	8.5	9.7

Total revenue	100.0	100.0	100.0	100.0	100.0

Interest expense	(12.3)	(10.4)	(10.1)	(10.1)	(9.4)
Provision for loan losses	(23.9)	(25.4)	(27.2)	(26.4)	(5.5)
Net change in fair value	—	—	—	—	9.5

Net revenue	63.7	64.3	62.7	63.5	94.6

Operating expenses:
Technology and facilities	17.3	18.7	19.6	19.7	16.8
Sales and marketing	12.8	14.4	16.1	15.3	15.1
Personnel	14.1	13.8	13.1	12.9	12.8
Outsourcing and professional fees	9.7	7.9	8.6	8.1	10.0
General, administrative and other	5.0	3.8	4.7	2.7	2.1

Total operating expenses	58.9	58.5	62.1	58.7	56.8

Net income before income taxes	4.9	5.8	0.6	4.8	37.8

Income taxes	0.6	(12.5)	3.4	1.7	10.4

Net income (loss)	4.3	18.3	(2.8)	3.1	27.4

Nine Months Ended September 30, 2017 and 2018

Total revenue

	Nine Months Ended September 30,		Period-to-Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Revenue:
Interest income	$237,399	$323,956	$86,557	36%
Non-interest income	22,140	34,611	12,471	56

Total revenue	$259,539	$358,567	$99,028	38

Percentage of total revenue:
Interest income	91.5%	90.3%
Non-interest income	8.5	9.7

Total revenue	100.0%	100.0%

Total revenue increased by $99.0 million, or 38%, from $259.5 million for the nine months ended September 30, 2017 to $358.6 million for the nine months ended September 30, 2018. Total interest income increased by $86.6 million, or 36%, from $237.4 million for the nine months ended September 30, 2017 to $324.0 million for the nine months ended September 30, 2018. This growth was primarily attributable to higher average daily principal balance, which grew from $920.6 million for the nine months ended September 30, 2017 to $1.2 billion for the nine months ended September 30, 2018, an increase of 34%, due to serving more new

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

customers through entry into new states, the expansion of our retail network and continued growth of our marketing efforts, as well as an increase in term and loan amounts for returning customers. Interest income also increased by $16.0 million in origination fees, due to our election of the fair value option for loans held for investment originating on or after January 1, 2018 due to the origination fees being recognized when the loan is disbursed to customers.

Total non-interest income increased by $12.5 million, or 56%, from $22.1 million for the nine months ended September 30, 2017 to $34.6 million for the nine months ended September 30, 2018. Under our whole loan sale programs, gain on loans sold increased by $8.8 million, or 61%, due to an increase in the percentage of loan originations and the price at which we sell, and commencement of the “access” loan program in July 2017. Servicing fees increased by $2.6 million, or 45%, reflecting the growth of the outstanding portfolio of sold loans.

Interest expense

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Interest expense	$26,297	$33,622	$7,325	28%
Percentage of total revenue	10.1%	9.4%

Interest expense increased by $7.3 million, or 28%, from $26.3 million for the nine months ended September 30, 2017, to $33.6 million for the nine months ended September 30, 2018. We financed approximately 83% of our loans receivable through debt for the nine months ended September 30, 2018, as compared to 79% for the nine months ended September 30, 2017, and our average debt balance increased from $725.9 million as of September 30, 2017 to $1.0 billion as of September 30, 2018, an increase of 40%. While interest expense has increased in aggregate as we have grown our loans receivable portfolio, we have seen a decrease in our cost of debt, defined as interest expense divided by average debt balance, as we have become a more established issuer and have been able to refinance and increase the size of our securitizations. Our securitization in the first quarter and third quarter of 2018 had a 90% advance rate similar to our last securitization of 2017 which increased our leverage.

Cost of debt decreased from 4.8% for the nine months ended September 30, 2017 to 4.4% for the nine months ended September 30, 2018, due to the reduction in interest expense caused by $4.2 million in financing expenses associated with the Fair Value Notes being expensed as incurred in operating expenses, rather than being capitalized and amortized as interest expense. If we had capitalized and amortized the financing costs for the nine months ended September 30, 2018, interest expense would have included $0.5 million of deferred financing expenses and the cost of debt would have been 4.5%.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Provision for loan losses

	Nine Months Ended September 30,		Period-to-Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Charge-offs, net of recoveries on loans receivable at amortized cost	$54,142	$57,506	$3,364	6%
Excess provision on loans receivable at amortized cost	14,456	(37,909)	(52,365)	*

Provision for loan losses	$68,598	$19,597	$(49,001)	(71)

Allowance for loan losses rate	7.35%	9.06%
Percentage of total revenue:
Charge-offs, net of recoveries	20.8%	16.1%
Excess provision	5.6%	(10.6)%

Provision for loan losses	26.4%	5.5%

*	Not meaningful

Provision for loan losses decreased by $49.0 million, or 71%, from $68.6 million for the nine months ended September 30, 2017 to $19.6 million for the nine months ended September 30, 2018. We elected to use the fair value option for all new loans held for investment that were originated on or after January 1, 2018. For Fair Value Loans, the expected lifetime loan losses are included as part of the fair value estimate at each reporting date. Therefore, there will be no allowance and provision for loan losses for our Fair Value Loans. The provision for loan losses for the nine months ended September 30, 2018 is only for our Loans Receivable at Amortized Cost.

Charge-offs, net of recoveries increased by $3.4 million, or 6%, from $54.1 million for the nine months ended September 30, 2017 to $57.5 million for the nine months ended September 30, 2018 due to higher loans receivable balance. Excess provision decreased by $52.4 million as the Loans Receivable at Amortized Cost were paid down significantly during the nine months ended September 30, 2018. Further, the peak charge-off rate occurred during the nine months ended September 30, 2018 for a large portion of the Loans Receivable at Amortized Cost.

Net change in fair value

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Fair Value Mark-to-Market Adjustment:
Fair value mark-to-market adjustment on fair value loans	$—	$40,438	*	*
Fair value mark-to-market adjustment on asset-backed notes	—	1,440	*	*

Total fair value mark-to-market adjustment	—	41,878	*	*
Charge-offs, net of recoveries on loans receivable at fair value	—	(7,831)	*	*

Total net change in fair value	$—	$34,047

Percentage of total revenue:
Fair value mark-to-market adjustment	—	11.7%
Charge-offs, net of recoveries on loans receivable at fair value	—	(2.2)

Net change in fair value	—	9.5%

*

Period-to-period comparison is not meaningful because the fair value option was elected for new loans held for investment originated on or after January 1, 2018 and asset-backed notes issued on or after such date.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We elected the fair value option for all new loans held for investment that were originated on or after January 1, 2018 and asset-backed notes issued on or after the same date. The net change in fair value for the nine months ended September 30, 2018 was $34.0 million, representing $41.9 million, which consists of a $40.4 million write-up of newly originated loans to their fair value as of September 30, 2018, a $1.4 million mark-down of asset-backed notes to its fair value as of September 30, 2018, offset by $7.8 million of charge-offs, net of recoveries on Fair Value Loans. The $40.4 million write-up consists of the initial mark-up to fair value on newly issued loans due to future expected cash flows, change in market rates and future expected charge-offs.

Operating expenses

Technology and facilities

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Technology and facilities	$51,147	$60,410	$9,263	18%
Percentage of total revenue	19.7%	16.8%

Technology and facilities expense increased by $9.3 million, or 18%, from $51.1 million for the nine months ended September 30, 2017 to $60.4 million for the nine months ended September 30, 2018. As we have continued to build our omni-channel network, we have increased the number of retail locations from 250 at September 30, 2017 to 295 at September 30, 2018, which resulted in an increase of $6.3 million comprised of rent, utilities, insurance, other facilities-related costs, and depreciation expense associated with our capitalized assets. We have also increased headcount to support this growth, resulting in $1.3 million in additional personnel-related costs. Software expenses increased by $0.9 million as we migrated to a new enterprise resource planning system, purchased licenses for new hires and acquired other new software to invest in our growth.

Sales and marketing

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$39,798	$54,084	$14,286	36%
Percentage of total revenue	15.3%	15.1%

Sales and marketing expenses to acquire our customers increased by $14.3 million, or 36%, from $39.8 million for the nine months ended September 30, 2017 to $54.1 million for the nine months ended September 30, 2018. As we expanded our omni-channel network, we added headcount in our retail locations and in telesales, leading to increased personnel-related and outsourcing and professional fees expenses, which totaled $9.5 million, including $2.4 million of sales and marketing related direct loan origination expenses, which are no longer deferred due to our election of the fair value option. To grow our loan originations, we increased marketing spend by $3.8 million, building our capabilities in various marketing channels, including direct mail, radio, television, digital advertising channels and brand marketing.

Personnel

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Personnel	$33,501	$45,997	$12,496	37%
Percentage of total revenue	12.9%	12.8%

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Personnel expense increased by $12.5 million, or 37%, from $33.5 million for the nine months ended September 30, 2017 to $46.0 million for the nine months ended September 30, 2018, primarily reflecting increased hiring of loan processing and customer service staff to support the growth of loan originations and increasing active customer growth. This increase also reflected the conversion of certain independent contractors in Mexico, responsible for loan processing, collections and customer service, to full-time employees in August 2017.

Outsourcing and professional fees

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Outsourcing and professional fees	$20,911	$35,920	$15,009	72%
Percentage of total revenue	8.1%	10.0%

Outsourcing and professional fees increased by $15.0 million, or 72%, from $20.9 million for the nine months ended September 30, 2017 to $35.9 million for the nine months ended September 30, 2018. This increase resulted primarily from higher services costs for the nine months ended September 30, 2018 of $11.0 million primarily related to legal, finance, audit and human resources providers, including $4.2 million in financing expenses and $0.6 million of direct loan origination expenses, which are no longer deferred due to our election of the fair value option. These expenses also include initial investments made to accelerate our development of an auto loan product. Furthermore, we incurred increased outsourcing costs of $1.7 million in connection with the addition of a third-party contact center in Colombia to support our growing customer base and increased payment processing and security costs of $1.4 million as a result of increased retail locations and loan applications. Additionally, we increased spending on data acquisition by $0.8 million to continue investment in our platform.

General, administrative and other

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
General, administrative and other	$7,037	$7,703	$666	9%
Percentage of total revenue	2.7%	2.1%

General, administrative and other expense increased by $0.7 million, or 9%, from $7.0 million for the nine months ended September 30, 2017 to $7.7 million for the nine months ended September 30, 2018, driven primarily by an increase in printing and shipping costs, offset by lower travel expenses.

Income Taxes

	Nine Months Ended September 30,		Period-to- Period Change
	2017	2018	$ Change	% Change
	(dollars in thousands)
Income tax expense	$4,501	$37,160	$32,659	*
Percentage of total revenue	1.7%	10.4%

*	Not meaningful

Income tax expense increased by $32.7 million, from $4.5 million for the nine months ended September 30, 2017 to $37.2 million for the nine months ended September 30, 2018, primarily as a result of the additional tax provision required due to higher net revenue as we elected the fair value option for Fair Value Loans and Fair Value Notes.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Years Ended December 31, 2015, 2016 and 2017

Total revenue

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Revenue:
Interest income	$182,650	$254,151	$327,935	$71,501	39%	$73,784	29%
Non-interest income	12,579	23,374	33,019	10,795	86	9,645	41

Total revenue	$195,229	$277,525	$360,954	$82,296	42	$83,429	30

Percentage of total revenue:
Interest income	93.6%	91.6%	90.9%
Non-interest income	6.4	8.4	9.1

Total revenue	100.0%	100.0%	100.0%

2017 compared to 2016. Total revenue increased by $83.4 million, or 30%, from $277.5 million for 2016 to $361.0 million for 2017. Total interest income increased by $73.8 million, or 29%, from $254.2 million for 2016 to $327.9 million for 2017. This growth was primarily attributable to higher average daily principal balance, which grew from $724.7 million for 2016 to $956.8 million for 2017, an increase of 32%, due to serving more new customers through entry into new states, the expansion of our retail network and continued growth of our marketing efforts, as well as an increase in term and loan amounts for returning customers. The increase in interest income driven by the growth in average daily principal balance was partially offset by a decrease in portfolio yield from 35.1% in 2016 to 34.3% in 2017, due to our rewarding returning customers with lower rates and larger loans. We also experienced an increase of $0.6 million, or 10%, in fees on loans for 2017 as compared to 2016, due to higher late fees attributable to our loan portfolio growth.

Total non-interest income increased by $9.6 million, or 41%, from $23.4 million for 2016 to $33.0 million for 2017. Under our whole loan sale programs, gain on loans sold increased by $6.5 million, or 41.2%, due to an increase in the percentage of loan originations and the price at which we sell, and commencement of the “access” loan program in July 2017. Servicing fees increased by $3.3 million, or 65%, reflecting the growth of the outstanding portfolio of sold loans.

2016 compared to 2015. Total revenue increased by $82.3 million, or 42%, from $195.2 million for 2015 to $277.5 million for 2016. Total interest income increased by $71.5 million, or 39%, from $182.7 million for 2015 to $254.2 million for 2016. This growth was primarily attributable to higher average daily principal balance, which grew from $498.2 million for 2015 to $724.7 million for 2016, an increase of 45%, due to serving more new customers through entry into new states, the expansion of our retail network and continued investment in our marketing efforts, as well as an increase in term and loan amounts for returning customers. The increase in interest income driven by the growth in average daily principal balance was partially offset by a decrease in portfolio yield from 36.7% in 2015 to 35.1% in 2016, due to our rewarding returning customers with lower rates and larger loans. We also experienced an increase of $0.3 million, or 4%, in fees on loans for 2016 as compared to 2015, due to more late fees in connection with our loan portfolio growth.

Total non-interest income increased by $10.8 million, or 86%, from $12.6 million for 2015 to $23.4 million for 2016. Under our whole loan sale programs, gain on loans sold increased by $7.9 million, or 100%, reflecting an increase in the percentage of loan originations sold from 10% to a range between 13% to 15% of our new loan portfolio, and an increase in premium at which we sell. Servicing fees increased by $3.1 million, or 160%, reflecting the growth of the outstanding portfolio of sold loans.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Interest expense

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Interest expense	$24,029	$28,774	$36,399	$4,745	20%	$7,625	26%
Percentage of total revenue	12.3%	10.4%	10.1%

2017 compared to 2016. Interest expense increased by $7.6 million, or 26%, from $28.8 million for 2016 to $36.4 million for 2017. We financed approximately 80% of our loans receivable through debt in 2017, as compared to 76% in 2016, and our average debt balance increased from $550.4 million in 2016 to $760.5 million in 2017, an increase of 38%. While interest expense has increased in aggregate as we have grown loans receivable, we have seen a decrease in our cost of debt, defined as interest expense divided by average debt balance, as we have become a more established issuer and have been able to refinance and increase the size of our securitizations. Cost of debt decreased from 5.2% in 2016 to 4.8% in 2017. In our last securitization of 2017, we increased our advance rate from 85% to 90% which increased our leverage and cost of debt.

2016 compared to 2015. Interest expense increased by $4.7 million, or 20%, from $24.0 million for 2015 to $28.8 million for 2016. We financed approximately 76% of our loans receivable through debt in 2016, as compared to 75% in 2015, and our average debt balance grew from $375.2 million in 2015 to $550.4 million in 2016, an increase of 47%. Our leverage increased as we more fully deployed the $86.2 million of net proceeds raised through the issuance of our Series H convertible preferred stock in February 2015. While interest expense has increased in aggregate as we have grown loans receivable, we have seen a decrease in our cost of debt, as we have become a more established issuer and have been able to refinance and increase the size of our securitizations. Cost of debt decreased from 6.4% in 2015 to 5.2% in 2016.

Provision for loan losses

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Charge-offs, net of recoveries	$34,609	$50,671	$76,681	$16,062	46%	$26,010	51%
Excess provision	12,134	19,692	21,634	7,558	62	1,942	10

Provision for loan losses	$46,743	$70,363	$98,315	$23,620	51	$27,952	40

Allowance for loan losses rate	6.30%	6.79%	7.18%
Percentage of total revenue:
Charge-offs, net of recoveries	17.7%	18.3%	21.2%
Excess provision	6.2%	7.1%	6.0%

Provision for loan losses	23.9%	25.4%	27.2%

2017 compared to 2016. Provision for loan losses increased by $28.0 million, or 40%, from $70.4 million in 2016 to $98.3 million in 2017. Charge-offs, net of recoveries increased by $26.0 million, or 51%, from $50.7 million in 2016 to $76.7 million in 2017, due to average daily principal balance growing by 32% and annualized net charge-off rate increasing from 7.0% to 8.0%. Delayed tax refunds in the first quarter of 2017, the impact of Hurricane Harvey in August 2017, and a slower loans receivable growth rate resulted in a slightly elevated charge-off rate. Excess provision increased by $1.9 million, or 10%, due to growth in loans receivable and the allowance for loan loss rate increasing from 6.79% as of December 31, 2016 to 7.18% as of December 31, 2017. The allowance rate increased due to the growth in loans to new customers and increasing average loan terms.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

2016 compared to 2015. Provision for loan losses increased by $23.6 million, or 51%, from $46.7 million in 2015 to $70.4 million in 2016. Charge-offs, net of recoveries increased by $16.1 million, or 46%, from $34.6 million in 2015 to $50.7 million in 2017, due to average daily principal balance growing by 46%, while the annualized net charge-off rate increased from 6.9% to 7.0%. Excess provision increased by $7.6 million, or 62%, due to growth in loan receivables and the allowance rate increasing from 6.30% as of December 31, 2015 to 6.79% as of December 31, 2016. The allowance rate increased due to slightly higher charge-off expectations for returning customers and increasing average loan terms.

Operating expenses

Technology and facilities

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Technology and facilities	$33,703	$51,891	$70,896	$18,188	54%	$19,005	37%
Percentage of total revenue	17.3%	18.7%	19.6%

2017 compared to 2016. Technology and facilities expense increased by $19.0 million, or 37%, from $51.9 million for 2016 to $70.9 million for 2017. As we have continued to build our omni-channel network, we have increased the number of retail locations from 228 at December 31, 2016 to 264 at December 31, 2017, which resulted in an increase of $6.9 million comprised of rent, utilities, insurance, other facilities-related costs, and depreciation expense associated with our capitalized assets. We have also increased headcount to support this growth, resulting in $5.8 million in additional personnel-related costs. Software expenses increased by $3.7 million as we migrated to a new enterprise resource planning system, purchased licenses for new hires and acquired other new software to invest in our growth. As we grow and maintain our financial services, technology service costs have increased by $2.6 million.

2016 compared to 2015. Technology and facilities expense increased by $18.2 million, or 54%, from $33.7 million for 2015 to $51.9 million for 2016. We have increased the number of retail locations from 179 at December 31, 2015 to 228 at December 31, 2016, which resulted in an increase of $6.3 million comprised of rent, utilities, insurance, other facilities-related costs, and depreciation expense associated with our capitalized assets. Increases in headcount to support our growth resulted in $6.0 million in additional personnel-related costs. Software expenses increased by $2.9 million due to purchased licenses for new hires and acquisition of other new software. Technology service costs have increased by $3.1 million during the period as a result of our efforts to grow our business.

Sales and marketing

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$25,042	$39,845	$58,060	$14,803	59%	$18,215	46%
Percentage of total revenue	12.8%	14.4%	16.1%

2017 compared to 2016. Sales and marketing expenses to acquire our customers increased by $18.2 million, or 46%, from $39.8 million for 2016 to $58.1 million for 2017. As we expanded our omni-channel network, we added headcount in our retail locations and in telesales, leading to increased personnel-related and outsourced services expenses of $10.3 million. To grow our loan originations, we increased marketing spend by $7.9 million, building our capabilities in various marketing channels, including direct mail, radio, television, digital advertising channels and brand marketing.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

2016 compared to 2015. Sales and marketing expense increased by $14.8 million, or 59%, from $25.0 million for 2015 to $39.8 million for 2016. As we continued to expand our omni-channel network, we added headcount in our retail locations and in telesales, leading to increased personnel-related and outsourced services expenses of $8.6 million. To grow our loan originations, we increased marketing spend by $6.1 million during the period, building our capabilities in various marketing channels, including direct mail, radio, television, digital advertising channels and brand marketing.

Personnel

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Personnel	$27,460	$38,180	$47,186	$10,720	39%	$9,006	24%
Percentage of total revenue	14.1%	13.8%	13.1%

2017 compared to 2016. Personnel expense increased by $9.0 million, or 24%, from $38.2 million for 2016 to $47.2 million for 2017, primarily reflecting increased hiring of data scientists and analysts to continue the evolution of our lending platform, finance staff to support public company readiness, and loan processing and customer service staff to support the growth of loan originations and increasing active customers. In August 2017, we converted certain independent contractors in Mexico who were responsible for loan processing, collections and customer service to full-time employees, increasing personnel expense.

2016 compared to 2015. Personnel expense increased by $10.7 million, or 39%, from $27.5 million for 2015 to $38.2 million for 2016, primarily reflecting increased hiring of data scientists and analysts to continue the evolution of our lending platform and loan processing and customer service staff to support the growth of loan originations and increasing active customers.

Outsourcing and professional fees

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Outsourcing and professional fees	$18,953	$21,967	$31,171	$3,014	16%	$9,204	42%
Percentage of total revenue	9.7%	7.9%	8.6%

2017 compared to 2016. Outsourcing and professional fees increased by $9.2 million, or 42%, from $22.0 million in 2016 to $31.2 million in 2017. This increase resulted primarily from higher services costs in 2017 of $5.6 million primarily related to legal, audit and human resources providers. Furthermore, we incurred increased outsourcing costs of $2.2 million in connection with the addition of a third-party contact center in Colombia to support our growing customer base, offset by our conversion to full-time employees of certain independent contractors in Mexico who were responsible for loan processing and customer service. Additionally, we increased spending on data acquisition by $1.4 million to continue investment in our platform.

2016 compared to 2015. Outsourcing and professional fees increased by $3.0 million, or 16%, from $19.0 million in 2015 to $22.0 million in 2016. This increase resulted primarily from higher services costs in 2016 of $1.5 million primarily related to legal, audit and human resources providers. Expenses related to servicing, payments, and collection activities increased by $1.2 million, as a result of the growing portfolio. Additionally, we increased spending on data acquisition by $0.3 million to continue investment in our platform.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

General, administrative and other

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
General, administrative and other	$9,780	$10,449	$16,858	$669	7%	$6,409	61%
Percentage of total revenue	5.0%	3.8%	4.7%

2017 compared to 2016. General, administrative and other expense increased by $6.4 million, or 61%, from $10.5 million for 2016 to $16.9 million for 2017, primarily as a result of establishing a $7.5 million reserve related to litigation.

2016 compared to 2015. General, administrative and other expense increased by $0.7 million, or 7%, from $9.8 million for 2015 to $10.5 million for 2016, primarily as a result of establishing a $0.7 million reserve related to litigation.

Income Taxes

	Year Ended December 31,			2016 vs. 2015		2017 vs. 2016
	2015	2016	2017	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$1,124	$(34,802)	$12,275	$(35,926)	*	$47,077	(135)%
Percentage of total revenue	0.6%	(12.5)%	3.4%

*	Not meaningful

2017 compared to 2016. Income tax expense increased by $47.1 million, from an income tax benefit of $34.8 million for 2016 to an income tax expense of $12.3 million for 2017, primarily as a result of the release of the $41.0 million valuation allowance recorded against our deferred tax assets offset by current tax provision in 2016 and increased expenses in 2017 of $11.2 million related to the write-down of our net deferred tax assets due to the reduction in the federal corporate tax rate in addition to current tax provision.

2016 compared to 2015. Income tax expense was $1.1 million for 2015 as compared to income tax benefit of $34.8 million for 2016, primarily as a result of the release of the $41.0 million valuation allowance recorded against our deferred tax assets offset by current tax provision in 2016. In 2015, we recorded income tax expense for federal and state alternative minimum tax and foreign income tax.

Quarterly Results of Operations

The following tables show our unaudited consolidated quarterly statement of operations data for each of our eleven most recently completed quarters, as well as the percentage of total revenue for each line item shown. This information has been derived from our unaudited consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements, other than the changes below for the first three quarters of 2018, and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year. This

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2016	2016	2016	2016	2017	2017	2017	2017	2018*	2018*	2018*
			(dollars in thousands)
Revenue:
Interest income	$57,070	$58,028	$65,706	$73,347	$76,701	$77,044	$83,654	$90,536	$102,191	$105,902	115,863
Non-interest income	3,894	5,585	6,322	7,573	6,378	7,483	8,279	10,879	10,656	11,334	12,621

Total revenue	60,964	63,613	72,028	80,920	83,079	84,527	91,933	101,415	112,847	117,236	128,484

Interest expense	(6,141)	(6,650)	(7,457)	(8,526)	(8,699)	(8,678)	(8,920)	(10,102)	(10,766)	(10,924)	(11,932)
Provision for loan losses	(13,494)	(15,364)	(18,654)	(22,851)	(19,627)	(22,444)	(26,527)	(29,717)	(8,135)	(4,396)	(7,066)
Net change in fair value	—	—	—	—	—	—	—	—	24,102	16,814	(6,869)

Net revenue	41,329	41,599	45,917	49,543	54,753	53,405	56,486	61,596	118,048	118,730	102,617

Operating expenses:
Technology and facilities	10,911	12,598	13,535	14,847	15,944	16,643	18,560	19,749	19,869	19,662	20,879
Sales and marketing	7,534	9,006	10,228	13,077	11,108	12,374	16,316	18,262	15,438	17,791	20,855
Personnel	9,375	9,349	9,778	9,678	10,387	10,333	12,781	13,685	14,806	15,186	16,005
Outsourcing and professional fees	4,776	6,002	5,060	6,129	7,083	6,960	6,868	10,260	12,858	10,160	12,902
General, administrative and other	2,281	2,429	2,470	3,269	2,529	2,208	2,300	9,821	2,667	2,141	2,895

Total operating expenses	34,877	39,384	41,071	47,000	47,051	48,518	56,825	71,777	65,638	64,940	73,536

Income before taxes	6,452	2,215	4,846	2,543	7,702	4,887	(339)	(10,181)	52,410	53,790	29,081
Income tax expense (benefit)	1,049	(36,487)	(1,047)	1,683	3,305	2,085	(889)	7,774	14,041	14,877	8,242

Net income (loss)	$5,403	$38,702	$5,893	$860	$4,397	$2,802	$550	$(17,955)	$38,369	$38,913	20,839

*

The information for the first three quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes. For a detailed discussion of the impacts of this election, please see “Selected Consolidated Financial Data—Election of Fair Value Option.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

	Three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2016	2016	2016	2016	2017	2017	2017	2017	2018*	2018*	2018*
Revenue:
Interest income	93.6%	91.2%	91.2%	90.6%	92.3%	91.1%	91.0%	89.3%	90.6%	90.3%	90.2%
Non-interest income	6.4	8.8	8.8	9.4	7.7	8.9	9.0	10.7	9.4	9.7	9.8

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Interest expense	(10.1)	(10.5)	(10.4)	(10.5)	(10.5)	(10.3)	(9.7)	(10.0)	(9.5)	(9.3)	(9.3)
Provision for loan losses	(22.1)	(24.2)	(25.9)	(28.2)	(23.6)	(26.6)	(28.9)	(29.3)	(7.2)	(3.8)	(5.5)
Net change in fair value	—	—	—	—	—	—	—	—	21.4	14.3	(5.3)

Net revenue	67.8	65.4	63.7	61.2	65.9	63.2	61.4	60.7	104.6	101.3	79.9

Operating expenses:
Technology and facilities	17.9	19.8	18.8	18.3	19.2	19.7	20.2	19.5	17.6	16.8	16.3
Sales and marketing	12.4	14.2	14.2	16.2	13.4	14.6	17.7	18.0	13.7	15.2	16.2
Personnel	15.4	14.7	13.6	12.0	12.5	12.2	13.9	13.5	13.1	13.0	12.5
Outsourcing and professional fees	7.8	9.4	7.0	7.6	8.5	8.2	7.5	10.1	11.4	8.7	10.0
General, administrative and other	3.7	3.8	3.4	4.0	3.0	2.6	2.5	9.7	2.4	1.8	2.3

Total operating expenses	57.2	61.9	57.0	58.1	56.6	57.4	61.8	70.8	58.2	55.4	57.3

Pre-tax income	10.6	3.5	6.7	3.1	9.3	5.8	(0.4)	(10.0)	46.4	45.9	22.6
Income taxes	1.7	(57.4)	(1.5)	2.1	4.0	2.5	(1.0)	7.7	12.4	12.7	6.4

Net income (loss)	8.9%	60.8%	8.2%	1.1%	5.3%	3.3%	0.6%	(17.7)%	34.0%	33.2%	16.2%

*

The information for the first three quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes. For a detailed discussion of the impacts of this election, please see “Selected Consolidated Financial Data—Election of Fair Value Option.”

The following table shows our key metrics data for each of our ten most recently completed quarters. Refer to “—Non-GAAP Financial Measures” for a discussion of why we believe the non-GAAP financial measures are useful and some of their limitations as an analytical tool.

	Three Months Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,
	2016	2016	2016	2016	2017	2017	2017	2017	2018*	2018*	2018*
Aggregate originations (in thousands)	$194,907	$268,077	$298,155	$339,678	$243,221	$310,138	$370,011	$445,228	$355,880	$415,040	$457,755
Active customers	401,210	416,503	449,547	492,031	487,985	498,481	535,557	582,948	586,401	607,047	642,521
Customer acquisition cost	$88	$79	$80	$93	$120	$106	$113	$109	$122	$117	124
Average daily principal balance (in thousands)	$643,369	$670,267	$748,889	$834,995	$887,767	$898,856	$974,145	$1,064,421	$1,164,457	$1,210,716	1,320,747
Owned principal balance at end of period (in thousands)	$643,277	$705,657	$785,822	$882,815	$880,651	$927,264	$1,012,229	$1,136,174	$1,173,365	$1,257,801	1,365,058
Managed principal balance at end of period (in thousands)	$721,595	$804,989	$907,025	$1,027,011	$1,028,779	$1,087,055	$1,193,109	$1,344,927	$1,389,600	$1,488,884	1,617,463
30+ day delinquency rate	3.1%	2.9%	3.3%	3.7%	3.6%	3.2%	3.5%	3.6%	3.2%	3.1%	3.5%
Annualized net charge-off rate	7.0%	6.7%	6.4%	7.7%	8.1%	8.2%	7.4%	8.4%	7.4%	7.1%	6.9%

*

The information for the first three quarters of 2018 reflect our election of the fair value option for our Fair Value Loans and Fair Value Notes. For a detailed discussion of the impacts of this election, please see “Selected Consolidated Financial Data—Election of Fair Value Option.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The tables below set forth Adjusted EBITDA and Free Cash Flow, and their corresponding reconciliation to their most comparable GAAP financial measure, for each of our eleven most recently completed quarters. For information on our use of Non-GAAP financial measures and their limitations, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

	As of or for the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018
	(in thousands)
Adjusted EBITDA
Net income (loss)	$5,403	$38,702	$5,893	$860	$4,397	$2,802	$550	$(17,955)	$38,369	$38,913	$20,839
Adjustments:
Income tax provision (benefit)	1,049	(36,487)	(1,047)	1,683	3,305	2,085	(889)	7,774	14,041	14,877	8,242
Depreciation and amortization	1,833	1,994	2,206	2,345	2,503	2,597	2,704	2,785	2,850	2,858	2,990
Stock-based compensation expense	1,059	969	1,405	1,070	1,396	1,270	1,392	1,646	1,477	1,709	1,850
Litigation reserve	—	—	—	—	—	—	—	7,500	—	—	—
Origination fees for Fair Value Loans, net	—	—	—	—	—	—	—	—	(5,388)	(4,775)	(3,869)
Excess provision	2,334	4,129	6,564	6,665	1,967	4,204	8,285	7,178	(12,989)	(15,840)	(9,080)
Fair value mark-to-market adjustment	—	—	—	—	—	—	—	—	(24,108)	(17,900)	130

Adjusted EBITDA	$11,678	$9,307	$15,021	$12,623	$13,568	$12,958	$12,042	$8,928	$14,252	$19,842	$21,102

	As of or for the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2016	2016	2016	2016	2017	2017	2017	2017	2018	2018	2018
	(in thousands)
Free Cash Flow
Cash provided by operating activities	$27,764	$23,286	$30,561	$32,291	$40,019	$20,086	$40,319	$38,694	$34,668	$36,389	$29,377
Less:
Purchase of fixed assets	1,679	2,790	2,184	4,003	1,663	1,767	3,280	1,838	2,781	2,864	1,986
Capitalization of system development costs	824	814	939	965	842	867	900	864	834	744	567

Free Cash Flow	$25,261	$19,682	$27,438	$27,323	$37,514	$17,452	$36,139	$35,992	$31,053	$32,781	$26,824

Cash used in investing activities	$(19,582)	$(77,306)	$(95,394)	$(117,477)	$(19,696)	$(67,891)	$(107,341)	$(148,460)	$(61,802)	$(107,990)	$(131,520)
Cash provided by financing activities	$6,023	$45,980	$76,190	$93,720	$888	$24,446	$76,073	$129,281	$36,384	$59,262	$105,335

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Quarterly Trends

Our interest income has increased each quarter over the eleven quarters ended September 30, 2018. This growth has been primarily attributable to an increase in interest on loans, which has been driven by increases in loan originations, offset by a decline in yield as larger loans which generally have lower rates have become a larger outstanding percentage of our loan portfolio. The increase in loan originations has increased the average daily principal balance during the respective quarters.

As a result of our election of the fair value option effective January 1, 2018, interest income increased for each of the first three quarters of 2018. This increase is due to origination fees being recognized in interest income when the loan is disbursed to customers, rather than being amortized over the life of the loan. Over time, as the Fair Value Loans age and a higher percentage of our loan portfolio become Fair Value Loans, to the extent our loan portfolio continues to grow, we expect to record negative net changes in fair value of our Fair Value Loans, which will reduce our net revenue, as the impact of credit losses reflected in the fair value of our Fair Value Loans is expected to offset any gain in fair value that may occur due to interest rate changes or other market conditions. We expect that by the end of 2019 substantially all of our loans will be Fair Value Loans, and the impact of our election of the fair value option will be minimal.

Non-interest income includes gain on sale from whole loan sales and generally increases as our loan originations increase as we sell a percentage of our loan originations to institutional investors under our whole loan sale programs. Non-interest income also includes servicing fees charged to the whole loan buyers on the sold loan portfolio. We will continue to evaluate additional whole loan sale opportunities in the future and have not made any determinations regarding the percentage of loans we may sell. Non-interest income also includes income from our reloadable debit card which may fluctuate from quarter to quarter due to the growth in number of customers and utilization of the card, as well as rental income from subleasing a portion of our headquarters.

Our net revenue represents total income less interest expense and provision for loan losses plus net change in fair value. Interest expense as a percentage of total revenue has generally stayed within a similar range quarter-to-quarter as our declining cost of funds has offset growth in our debt balances to support growth in our portfolio. We have been able to lower our cost of debt by securing more favorable interest rates on our issuance of asset-backed notes and on our secured financing. The provision for loan losses for Loans Receivable at Amortized Cost has generally increased quarter to quarter in absolute dollars as our loans receivable have increased and as our annualized net charge-off rate has increased due to growth in loans to new customers and increasing average loan terms. As a percentage of total revenue, provision for loan losses has exhibited seasonality, dropping in the first quarter of each year when most of our customers receive tax refunds and steadily increasing in each subsequent quarter. Due to our election of the fair value option effective as of January 1, 2018, there is no provision for loan losses for Fair Value Loans, but there will continue to be a provision for loan losses for the Loans Receivable at Amortized Cost, which will decrease as the Loans Receivable at Amortized Cost run off, assuming losses remain constant.

Our operating expenses have generally increased quarter to quarter for the eleven quarters ended September 30, 2018, primarily due to increased salaries and benefits costs reflecting the increase in our headcount to support our growth in loan originations. Other increases in operating expenses were driven by an increase in outsourcing and other professional fees as a result of increased projects company-wide, particularly higher legal, finance, audit and human resource costs during the fourth quarter of 2017 and first nine months of 2018. Technology and facilities expense increased as we expanded our retail network, moved to our current headquarters location and continued to invest in fixed assets and system development costs. The higher general, administrative and other expense for the fourth quarter of 2017 reflects the $7.5 million litigation reserve.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources

Sources of liquidity

To date, we have funded our lending activities and operations primarily through private issuances of debt facilities, placements of convertible preferred stock, cash from operating activities and, since November 2014, the sale of loans to a third-party financial institution. We anticipate issuing additional securitizations, entering into additional secured financings, continuing whole loan sales and investing in new products and services in the future.

Current debt facilities

The following table summarizes our current debt facilities available for funding our lending activities and our operating expenditures as of September 30, 2018:

Debt Facility	Scheduled Amortization Period Commencement Date	Interest Rate	Principal Outstanding (in thousands)
Secured Financing	8/12/2020	LIBOR (minimum of 0.00%) + 2.75%	$217,731
Asset-Backed Securitization—Series 2018-B Notes	7/1/2021	4.09%	213,159
Asset-Backed Securitization—Series 2018-A Notes	3/1/2021	3.83%	200,004
Asset-Backed Securitization—Series 2017-B Notes	10/1/2020	3.51%	200,000
Asset-Backed Securitization—Series 2017-A Notes	6/1/2020	3.36%	160,001
Asset-Backed Securitization—Series 2016-C Notes	11/1/2018	3.56%	150,001

Total Debt			$1,140,896

The outstanding amounts set forth in the table above are consolidated on our balance sheet whereas loans sold to a third-party financial institution are not on our balance sheet once sold. We currently act as servicer in exchange for a servicing fee with respect to the loans purchased by the third-party financial institution.

Lenders do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Debt

Secured Financing. We obtain funding through an asset-backed revolving debt facility. The facility was initially sized at $150.0 million in August 2015 and increased to $200.0 million in November 2015. On July 31, 2017, the facility commitment increased to $300.0 million and the lenders committed for a three-year period to make loans to one of our wholly-owned subsidiaries, Oportun Funding V, LLC, or Funding V, the proceeds of which are used to finance Funding V’s purchase of unsecured consumer loans from us in a bankruptcy remote transaction. The revolving pool of unsecured consumer loans purchased by Funding V serves as collateral for the loans made to Funding V under the debt facility. Such transferred loans are accounted for and included in our consolidated financial statements. Funding V repays the borrowings from collections received on the loans.

The facility consists of a single class of revolving asset-backed notes pursuant to which Funding V may borrow up to two times per week subject to an 80% borrowing base advance rate and a $300.0 million borrowing limit. The notes bear interest at one-month LIBOR plus a spread of 2.75% with a LIBOR floor of 0.00%. As of September 30, 2018, the outstanding principal balance under the revolving debt facility was $217.7 million and the principal amount of loans pledged to secure the revolving debt facility was $296.7 million.

Our ability to utilize our asset-backed revolving debt facility as described herein is subject to compliance with various requirements, including:

•	Eligibility Criteria. In order for our loans to be eligible for purchase by Funding V, they must meet all applicable eligibility criteria;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Concentration Limits. The collateral pool is subject to certain concentration limits that, if exceeded, would reduce our borrowing base availability by the amount of such excess; and

•

Covenants and Other Requirements. The revolving debt facility contains several financial covenants, portfolio performance covenants and other covenants or requirements that, if not complied with, may result in an event of default and/or an early amortization event causing the accelerated repayment of amounts owed.

As of September 30, 2018, we were in compliance with all financial covenants required per the debt facility.

For more information regarding our current asset-backed revolving debt facility, including information regarding requirements that must be met in order to utilize such facility, see “Description of Indebtedness.”

Asset Backed Facility (Series 2018-B). In July 2018, we issued our eleventh asset-backed securitization, the Series 2018-B Notes, using Oportun Funding IX, LLC, or OF IX, a wholly-owned special purpose vehicle. The $225.0 million Series 2018-B Notes were issued by OF IX in four classes: Class A, in the initial principal amount of $165.8 million, Class B, in the initial principal amount of $35.5 million, Class C, in the initial principal amount of $11.8 million, and Class D, in the initial principal amount of $11.8 million. The Series 2018-B Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF IX. Loans transferred to OF IX are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2018-B Notes, the portfolio of loans held by OF IX and pledged to secure the Series 2018-B Notes was approximately $236.8 million. The Class D Notes were retained by PF Servicing, LLC, an affiliate OF IX. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 3.91%, 4.50%, 5.43% and 5.77% annually, respectively, and provide us with a blended cost of capital fixed at 4.18%. The Series 2018-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-B Notes is in July 2024. Monthly payments of interest on the Series 2018-B Notes began on August 8, 2018. As of September 30, 2018, the outstanding principal balance of the Series 2018-B Notes was $225.0 million and the principal amount of loans pledged to secure the Series 2018-B Notes was $236.9 million.

Asset Backed Securitization Facility (Series 2018-A). In March 2018, we issued our tenth asset-backed securitization, the Series 2018-A Notes, using Oportun Funding VIII, LLC, or OF VIII, a wholly-owned special purpose vehicle. The $200.0 million Series 2018-A Notes were issued in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2018-A Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF VIII. Loans transferred to OF VIII are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2018-A Notes, the portfolio of loans held by OF VIII and pledged to secure the Series 2018-A Notes was approximately $222.2 million. The Class A Notes, Class B Notes, and Class C Notes bear interest at 3.61%, 4.45%, and 5.09%, respectively, and provide us with a blended cost of capital fixed at 3.83%. The Series 2018-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-A Notes is in March 2024. Monthly payments of interest on the Series 2018-A Notes began on April 9, 2018. As of September 30, 2018, the outstanding principal balance of the Series 2018-A Notes was $200.0 million and the principal amount of loans pledged to secure the Series 2018-A Notes was $222.2 million.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Asset-Backed Securitization Facility (Series 2017-B). In October 2017, we issued our ninth asset-backed securitization, the Series 2017-B Notes, using Oportun Funding VII, LLC, or OF VII, a wholly-owned special purpose vehicle. The $200.0 million Series 2017-B Notes were issued by OF VII in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2017-B Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF VII. Loans transferred to OF VII are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2017-B Notes, the portfolio of loans held by OF VII and pledged to secure the Series 2017-B Notes was approximately $222.2 million. The Class A Notes, Class B Notes and Class C Notes bear interest at 3.22%, 4.26% and 5.29%, respectively, and provide us with a blended cost of capital fixed at 3.51%. The Series 2017-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A, Class B and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-B Notes is in October 2023. Monthly payments of interest on the Series 2017-B Notes began on November 8, 2017. As of September 30, 2018, the outstanding principal balance of the Series 2017-B Notes was $200.0 million and the principal amount of loans pledged to secure the Series 2017-B Notes was $222.2 million.

Asset-Backed Securitization Facility (Series 2017-A). In June 2017, we issued our eighth asset-backed securitization, the Series 2017-A Notes, using Oportun Funding VI, LLC, or OF VI, a wholly-owned special purpose vehicle. The $160.0 million Series 2017-A Notes were issued by OF VI in two classes: Class A, in the initial principal amount of $131.8 million, and Class B, in the initial principal amount of $28.2 million. The Series 2017-A Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF VI. Loans transferred to OF VI are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2017-A Notes, the portfolio of loans held by OF VI and pledged to secure the Series 2017-A Notes was approximately $188.2 million. The Class A Notes and Class B Notes bear interest at 3.23% and 3.97%, respectively, and provide us with a blended cost of capital fixed at 3.36%. The Series 2017-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A and Class B Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-A Notes is in June 2023. Monthly payments of interest on the Series 2017-A Notes began on July 10, 2017. As of September 30, 2018, the outstanding principal balance of the Series 2017-A Notes was $160.0 million and the principal amount of loans pledged to secure the Series 2017-A Notes was $188.2 million.

Asset-Backed Securitization Facility (Series 2016-C). In October 2016, we issued our seventh asset-backed securitization, the Series 2016-C Notes, using Oportun Funding IV, LLC, or OF IV, a wholly-owned special purpose vehicle. The $150.0 million Series 2016-C Notes were issued by OF IV in two classes: Class A, in the initial principal amount of $123.5 million, and Class B, in the initial principal amount of $26.5 million. The Series 2016-C Notes are secured and payable from a pool of unsecured consumer loans transferred from us to OF IV. Loans transferred to OF IV are accounted for and included in our consolidated financial statements. At the time of issuance of the Series 2016-C Notes, the portfolio of loans held by OF IV and pledged to secure the Series 2016-C Notes was approximately $176.5 million. The Class A Notes and Class B Notes bear interest at 3.28% and 4.85%, respectively, and provide us with a blended cost of capital fixed at 3.56%. The Series 2016-C Notes contain a two-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on any payment date on or after the scheduled amortization period commencement date. If the Series 2016-C Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A and Class B Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2016-C Notes is in November 2021. Monthly payments of interest on the Series 2016-C Notes began on December 8, 2016. As of

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 30, 2018, the outstanding principal balance of the Series 2016-C Notes was $150.0 million and the principal amount of loans pledged to secure the Series 2016-C Notes was $176.5 million.

Our ability to utilize our asset-backed securitization facilities as described herein is subject to compliance with various requirements including:

•	Eligibility Criteria. In order for our loans to be eligible for purchase by OF VIII, OF VII, OF VI, OF IV or OF III they must meet all applicable eligibility criteria; and

•

Covenants and Other Requirements. Our securitization facilities contain pool concentration limits, pool performance covenants and other covenants or requirements that, if not complied with, may result in an event of default, and/or an early amortization event causing the accelerated repayment of amounts owed.

As of September 30, 2018, we were in compliance with all covenants and requirements of all our asset-backed notes.

For more information regarding our asset-backed securitization facilities, including information regarding requirements that must be met in order to utilize such facilities, please see “Description of Indebtedness.”

Whole loan sales

In November 2014, we initially entered into a whole loan sale agreement with institutional investors and have renewed the agreement annually until the most recent renewal which was for a two year term. Pursuant to this agreement, we have committed to sell at least 10% of our loan originations, subject to certain eligibility criteria, over two years, with an option to sell an additional 5%. We are currently selling 15% of our loan originations to the institutional investors. We retain all rights and obligations involving the servicing of the loans and earn servicing revenue of 5% of the daily average principal balance of sold loans for the month. The loans are randomly selected and sold at a pre-determined purchase price above par and we recognize a gain on the loans. We sell loans on two days each week. We have not repurchased any loans sold in this facility and do not anticipate repurchasing loans sold in this facility in the future. We therefore do not record a reserve related to our repurchase obligations from the whole loan sale agreement.

In addition, in July 2017, under a pilot program, we entered into a separate whole loan sale arrangement with institutional investors with a commitment to sell 100% of our loans originated under our “access” loan program intended to make credit available to select borrowers who do not qualify for credit under our principal loan origination program. We recognize servicing revenue of 5% of the daily average principal balance of sold loans for the month. We will continue to evaluate additional whole loan sale opportunities in the future and have not made any determinations regarding the percentage of loans we may sell.

Cash, cash equivalents, restricted cash and cash flows

The following table summarizes our cash and cash equivalents, restricted cash and cash flows for the periods indicated:

	As of and for the Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
	(in thousands)
Cash, cash equivalents and restricted cash	$41,681	$67,737	$94,155	$74,640	$94,528
Cash provided by (used in)
Operating activities	75,648	113,902	139,118	100,424	100,434
Investing activities	(259,248)	(309,759)	(343,388)	(194,927)	(301,312)
Financing activities	203,365	221,913	230,688	101,406	200,981

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our cash is held for working capital purposes and originating loans. Our restricted cash represents collections held in our securitizations and is applied currently after month-end to pay interest expense with any excess amounts returned to us.

Cash flows

Operating Activities

Cash flows from operating activities primarily include net income or losses adjusted for (i) non-cash items included in net income or loss, including depreciation and amortization expense, amortization of deferred financing and loan costs, amortization of debt discount, fair value adjustments, net, origination fees for loans at fair value, net, gain on loan sales, stock-based compensation expense, provision for loan losses and deferred tax assets, (ii) originations of loans sold and held for sale, and proceeds from sale of loans and (iii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Our operating cash flows improved as we grew our business. As we grow our loans receivable, our net income is reduced by the provision for loan losses. The provision for loan losses includes a non-cash charge for future losses inherent in the loan portfolio at period end.

For the nine months ended September 30, 2018, our net cash provided by operating activities of $100.4 million consisted of net income of $98.1 million, $23.7 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, offset by $12.2 million in adjustments for non-cash items, and a decrease of $9.2 million in cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $19.6 million, amortization of deferred financing and loan costs of $5.0 million, depreciation and amortization of $8.7 million, stock-based compensation expense of $5.0 million and deferred tax assets of $20.9 million. This is offset by net fair value adjustments of $34.0 million, $23.4 million gain on loan sales and origination fees on loans at fair value, net of $14.0 million. The decrease in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in other assets of $6.2 million, primarily comprising receivables for whole loan sales, prepaid expenses, and tax and other receivables, an increase in interest and fees receivable of $3.8 million as a result of the growth of our business and a decrease in accounts payable of $1.3 million. This is offset by an increase in amount due to whole loan buyer of $1.7 million and $0.7 million in accrued compensation during the period.

For the nine months ended September 30, 2017, our net cash provided by operating activities of $100.4 million consisted of net income of $7.7 million, $74.9 million in adjustments for non-cash items, $14.3 million in proceeds from sale of loans in excess of originations of loans sold and held for sale and a $3.5 million increase resulting from changes in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $68.6 million, depreciation and amortization of $7.8 million, amortization of deferred financing and loan costs of $7.0 million, stock-based compensation expense of $4.1 million, and deferred tax assets of $1.9 million. This is offset by a gain on loan sales of $14.5 million. The increase in cash proceeds resulting from changes in balances of operating assets and liabilities was primarily due to an increase in amount due to whole loan buyer of $4.3 million, accounts payable of $3.0 million and accrued compensation of $1.7 million. This is offset by an increase in other assets of $4.1 million and interest and fees receivable of $2.2 million.

For 2017, our net cash provided by operating activities of $139.1 million consisted of a net loss of $10.2 million, $110.2 million in adjustments for non-cash items, $20.7 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, and $18.4 million of cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $98.3 million, amortization of deferred financing and loan costs of $9.5 million,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

depreciation and amortization of $10.6 million, deferred tax assets of $8.3 million, stock-based compensation expense of $5.7 million. This is offset by a $22.3 million gain on loan sales. The increase in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in other liabilities of $12.2 million, reflecting an increase in our legal reserve and legal costs relating to ongoing litigation, higher accrued liabilities and an increase in accrued tax payables, and an increase in amount due to whole loan buyer of $8.6 million during the period. This is partially offset by an increase in other assets of $6.0 million, primarily comprising receivables for whole loan sales, prepaid expenses, and tax and other receivables, and an increase in interest and fees receivable of $3.5 million as a result of the growth of our business.

For 2016, our net cash provided by operating activities of $113.9 million consisted of net income of $50.9 million, $40.7 million in adjustments for non-cash items, $15.1 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, and $7.3 million of cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $70.4 million, amortization of deferred financing and loan costs of $9.5 million, depreciation and amortization of $8.4 million and stock-based compensation expense of $4.5 million. This is offset by an increase in deferred tax assets of $36.4 million and gain on loan sales of $15.8 million. The increase in cash proceeds resulting from changes in balances of operating assets and liabilities was primarily due to an increase in other liabilities of $4.1 million, primarily comprising income tax payables, accrued liabilities, accrued interest payable and accrued liabilities and deferred revenue associated with debit cards and an increase in amount due to whole loan buyer of $7.1 million during the period. This is partially offset by an increase in other assets of $5.1 million, primarily reflecting receivables for whole loan sales and prepaid expenses.

For 2015, our net cash provided by operating activities of $75.6 million consisted of net income of $8.4 million, $56.4 million in adjustments of non-cash items, $8.0 million in proceeds from sale of loans in excess of originations of loans sold and held for sale, and $2.9 million of cash provided resulting from decreases in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $46.7 million, amortization of deferred financing and loan costs of $9.5 million and depreciation and amortization costs of $5.2 million. This is offset by $7.9 million gain on loan sales. The increase in cash proceeds resulting from changes in balances of operating assets and liabilities was primarily due to an increase in amount due to whole loan buyer of $6.4 million during the period. This is partially offset by an increase in interest and fees receivable of $3.0 million as a result of the growth of our business.

Investing Activities

Our investing activities consist primarily of loan originations and loan repayments. We currently do not own any real estate. We invest in purchases of property and equipment and incur system development costs. Purchases of property and equipment, and capitalization of system development costs may vary from period to period due to the timing of the expansion of our operations, the addition of employee headcount and the development cycles of our system development.

For the nine months ended September 30, 2018, net cash used to fund our investing activities was $301.3 million and consisted primarily of $291.5 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $9.8 million due to our continued investment in growing the business.

For the nine months ended September 30, 2017, net cash used to fund our investing activities was $194.9 million and consisted primarily of $185.6 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $9.3 million due to our continued investment in growing the business.

For 2017, net cash used to fund our investing activities was $343.4 million and consisted primarily of $331.4 million of loan originations in excess of loan repayments received. Purchases of property and equipment

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

and capitalization of system development costs increased by $12.0 million due to our continued investment in growing the business.

For 2016, net cash used to fund our investing activities was $309.8 million and consisted primarily of $295.6 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $14.2 million due to our continued investment in growing the business.

For 2015, net cash used to fund our investing activities was $259.2 million and consisted primarily of $247.9 million of loan originations in excess of loan repayments received. Purchases of property and equipment and capitalization of system development costs increased by $11.4 million due to our continued investment in growing the business.

Financing Activities

For the nine months ended September 30, 2018, net cash provided by financing activities was $201.0 million and consisted primarily of $620.2 million in borrowings under our secured financings and asset-backed notes, including Fair Value Notes. In addition, we repaid $419.9 million secured financings and asset-backed notes. Financing costs related to our issuance of Fair Value Notes during the period are now recorded as operating expenses as incurred and as such are included in net cash provided by operating activities due to our election of the fair value option for our asset-backed notes issued on or after January 1, 2018.

For the nine months ended September 30, 2017, net cash provided by financing activities was $101.4 million and consisted primarily of $368.0 million in borrowings under our asset-backed notes. In addition, we repaid $260.1 million secured financings and asset-backed notes and $3.6 million in deferred financing costs related to issuance of debt.

For 2017, net cash provided by financing activities was $230.7 million and consisted primarily of $801.2 million in borrowings under our secured financings and asset-backed notes. In addition, we repaid $561.0 million secured financings and asset-backed notes, and incurred $5.3 million in repurchasing common stock and common stock options and $5.9 million in deferred financing costs related to issuance of debt.

For 2016, net cash provided by financing activities was $221.9 million and consisted primarily of $592.8 million in borrowings under our secured financings and asset-backed notes. In addition, we repaid $363.9 million secured financings and asset-backed notes and incurred $5.8 million in deferred financing costs related to issuance of debt.

For 2015, net cash provided by financing activities was $203.4 million and consisted primarily of $369.5 million in borrowings under our secured financings and asset-backed notes and $86.2 million proceeds from the issuance of Series H convertible preferred stock. In addition, we repaid $247.9 million secured financings and asset-backed notes and incurred $6.0 million in deferred financing costs related to issuance of debt.

Operating and capital expenditure requirements

We believe that our existing cash balance, anticipated positive cash flows from operations and available borrowing capacity under our credit facilities will be sufficient to meet our anticipated cash operating expense and capital expenditure requirements through at least the next 12 months. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Contractual Obligations

Our principal commitments consist of obligations under our outstanding debt facilities and operating and capital leases for our retail locations, office space and contractual commitments for other support services. The following table summarizes the schedule of these contractual obligations as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Debt:
Principal(1)	$940,618	$424,837	$515,781	$—	$—
Other fees	1,139	573	566	—	—
Interest payments with fixed interest rates	43,230	22,301	20,929	—	—
Interest payments with variable interest rates(2)	19,638	7,442	12,196	—	—

Total debt	1,004,625	455,153	549,472	—	—

Capital leases	432	294	138	—	—
Operating leases	57,610	10,030	17,503	12,764	17,313

Total contractual obligations	$1,062,667	$465,477	$567,113	$12,764	$17,313

(1)	Assumes we repay our debt at the end of the revolving period, when applicable.
(2)	Interest payments on our debt facility with variable interest rates are calculated using the 1-month LIBOR interest rate as of December 29, 2017 +2.75% and also includes unused fees.

The amounts in the table above exclude $0.6 million of income tax liabilities as we are unable to reasonably estimate the timing of settlement.

Off-Balance Sheet Arrangements

We do not engage in off-balance sheet financing arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, total revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Fair Value of Loans Held for Investment

We have elected the fair value option for our Fair Value Loans. We primarily use a discounted cash flow model to estimate fair value based on the present value of estimated future cash flows. This model uses inputs that are not observable but reflect our best estimates of the assumptions a market participant would use to calculate fair value. The following describes the primary inputs that require significant judgment:

•

Remaining lifetime losses—Remaining lifetime losses are estimates of the principal payments that will not be repaid over the life of a loan held for investment. Remaining lifetime loss expectations are adjusted to reflect the expected principal recoveries on charged-off loans. Remaining lifetime loss expectations are primarily based on the historical performance of the loans but also incorporate adjustments based on our expectations of future credit performance, and are quantified by the remaining lifetime charge-off rate.

•

Average Life—Average life is the time weighted average of the estimated principal payments divided by the principal balance at the measurement date. The timing of estimated principal payments is impacted by scheduled amortization of loans and prepayments. Prepayments are estimates of the amount of principal payments that will occur before they are contractually required during the life of a loan held for investment. Prepayments reduce the projected principal balances, interest payments and expected time loans are outstanding. Prepayment expectations are primarily based on the historical performance of the loans but also incorporate discretionary adjustments based on our expectations of future loan performance, and are quantified by the average life in years.

•

Discount rates—The discount rates applied to the expected cash flows of loans held for investment reflect our estimates of the rates of return that investors would require when investing in financial instruments with similar risk and return characteristics. Discount rates are based on our estimate of the rate of return likely to be received on new loans. Discount rates for aged loans are adjusted to reflect the market relationship between interest rates and remaining time to maturity.

We developed an internal model to estimate the fair value of the fair value receivables portfolio. To generate future expected cash flows, the model combines receivable characteristics with assumptions about borrower behavior based on our historical loan performance. These cash flows are then discounted using a required rate of return that is likely to be used by a market participant.

We tested our internal fair value model using its historical data with validation checks to ensure that the model was complete, accurate and reasonable for our use. We engaged an independent third party to create an independent fair value model for the loans receivable that are fair valued and provide a set of fair value marks using our historical loan performance data to develop independent forecasts of borrower behavior. Their model used these assumptions to generate loan level cash flows which were then aggregated and compared to ours within an acceptable range.

Our internal valuation and loan loss allowance committee provides governance and oversight over the fair value pricing and loan loss allowance calculations and related financial statement disclosures. Additionally, this committee provides a credible challenge of the assumptions used and outputs of the model, including the appropriateness of such measures and periodically reviews the methodology and process to determine the fair value pricing and loan loss allowance. Any significant changes to the process must be approved by the valuation and loan loss allowance committee.

Allowance for loan losses

Our allowance for loan losses is an estimate of losses inherent in the held-for-investment loan portfolio at the balance sheet date. Loans are charged off against the allowance at the earlier of when loans are determined to be uncollectible or when loans are 120 days contractually past due. Loan recoveries are recorded when cash is received. The evaluation of the allowance for loan losses is inherently subjective, requiring significant

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

management judgment about future events. The allowance for loan losses is determined by analyzing historical charge-off rates for the loan portfolio and certain credit quality indicators. The allowance for loan losses is also adjusted for factors that may affect loan loss experience, including current economic conditions, credit quality of unsecured loans, recent trends in delinquencies and charge-offs, and loan seasoning. We set the estimated allowance for loan losses for Loans Receivable at Amortized Cost at the end of a quarter by analyzing the net charge-off rates for our loan portfolio as of the same quarter end of the prior year, and then applying adjustments based on our analysis of a number of factors, including macroeconomic trends, current and historical loan portfolio trends and one-time events such as natural disasters. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond management’s control. Any combination of these factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses which could impact future periods.

The allowance for loan losses methodology utilizes estimated loss rates for our loan portfolio. We identify credit quality indicators such as geographic region and delinquency status. Initial early performance under the terms of a loan is a positive indicator of the future repayment of the loan.

We have elected the fair value option for our Fair Value Loans and our Fair Value Notes. Accordingly, for all loans held for investment that were originated on or after January 1, 2018, there is no allowance for loan losses, as lifetime loan losses are incorporated in the measurement of fair value.

Income taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset.

We evaluate uncertain tax positions by reviewing against applicable tax law all positions we have taken with respect to tax years for which the statute of limitations is still open. A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of income tax expense.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices, credit performance of loans and interest rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Market Rate Sensitivity

The fair values of our Fair Value Loans are estimated using a discounted cash flow methodology, where the discount rate considers various inputs such as the price that we can sell loans to a third party in a non-public market, market conditions such as interest rates, credit risk, net charge-offs and customer payment rates. The discount rates may change due to expected loan performance. We recorded a net increase in fair value related to our Fair Value Loans and Fair Value Notes of approximately $34.0 million during the nine months ended September 30, 2018.

Interest Rate Sensitivity

Our cash and cash equivalents as of September 30, 2018 consisted of cash on deposit with banks which is held for working capital purposes and loan originations.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We charge fixed rates on our loans and the average duration of our loan portfolio is approximately one year. We are subject to interest rate risk in connection with borrowings under our secured financing which is subject to variable interest rates. As of December 31, 2017, we had $155.8 million of outstanding borrowings under our secured financing. The interest rate is LIBOR plus a spread of 2.75% with a LIBOR floor of 0.00% and the maximum borrowing amount is $300.0 million. The facility was initially sized at $150.0 million in August 2015 and increased to $200.0 million in November 2015. In July 2017, the facility commitment increased to $300.0 million. Any debt we incur in the future may also bear interest at variable rates. Any increase in interest rates in the future will likely affect our borrowing costs of all of our sources of capital for our lending activities.

In a strong economic climate, interest rates may rise, which will decrease the fair value of our Fair Value Loans, which reduces the net change in fair value and net revenue. Rising interest rates will also decrease the fair value of our Fair Value Notes, which increases the net change in fair value. Conversely, in a weak economic climate, interest rates may fall, which will increase the fair value of our Fair Value Loans, which increases the net change in fair value. Decreasing interest rates will also increase the fair value of our Fair Value Notes, which reduces the net change in fair value and net revenue. Because the duration and fair value of our loans and asset-backed notes are different, the respective changes in fair value will not fully offset each other. Changes in interest rates will not impact the carrying value of our loans held for investment and originated prior to January 1, 2018, or the Loans Receivable at Amortized Cost, as these loans are reported at their amortized cost, which is the outstanding principal balance, net of unamortized deferred origination fees and costs and the allowance for loan losses, so there will be no impact to net revenue related to these loans. A hypothetical 100 basis point increase in interest rates would decrease the fair value of our Fair Value Loans by 0.74% and decrease the fair value of our Fair Value Notes by 2.34%.

Foreign Currency Exchange Risk

All of our revenue and substantially all of our operating expenses are denominated in U.S. dollars. Our non-U.S. dollar operating expenses in Mexico made up 8.0% of total operating expenses in 2017. If a significant portion of our revenue and operating expenses were to become denominated in currencies other than U.S. dollars, we may not be able to effectively manage this risk, and our business, financial condition, results of operations and cash flows could be adversely affected by re-measurement and by transactional foreign currency adjustments. All of our interest income is denominated in U.S. dollars and is therefore not subject to foreign currency exchange risk.

Credit Performance Sensitivity

We own loans which are not pledged to any of our financing facilities and residual interests related to special purpose entities used for financing. The performance of these are dependent on the credit performance of loans we originated and service. To manage the risk, we monitor borrower payment performance and how it may impact the valuation of our investments.

Recently Issued Accounting Pronouncements

We do not meet the definition of an emerging growth company under the Jumpstart Our Business Startups Act (JOBS Act).

See Note 2 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements and future application of accounting standards.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Imagine that you earn $38,000 a year, support a family and are dealing with any of the following situations:

•	Your sister is in the hospital and she doesn’t have the money to pay for the treatment she needs;

•	You know you could make extra money working on weekends—you just need funds now for the necessary tools and supplies; or

•	The car you depend on to get to work won’t start and needs repairs.

It is unlikely that you’ve been able to build up the necessary savings for unexpected expenses, emergencies or larger purchases, especially since your income can fluctuate from week to week. You don’t have a credit card, and although you’ve reached out to friends and family, they also have low incomes and little savings.

You are a dedicated worker, have a steady job and are a responsible provider for your family, but you can’t get a loan from traditional financial institutions. The problem is that you have little or no credit history. You are aware of alternative lenders, but those providers’ rates seem high, the payment terms don’t feel realistic and the loans might not help you establish the credit history you now realize is so valuable.

This is the reality for tens of millions of people in the United States.

At Oportun, we are dedicated to providing inclusive, affordable financial services that empower our customers to build a better future. By lending money to hardworking, low-to-moderate income individuals, we help them move forward in their lives, demonstrate their creditworthiness and establish the credit history they need to open the door to new opportunities.

Since 2006, Oportun has disbursed more than $6.0 billion through more than 2.8 million loans to over 1.3 million customers. We have also helped over 650,000 customers who came to us without a FICO score begin establishing a credit history. At the same time, we have saved our customers more than an estimated $1.3 billion in aggregate interest and fees compared to the widely available alternatives that people with limited credit history typically turn to, such as payday and pawn loans.

We’ve succeeded in building a mission-driven, rapidly-growing and sustainable company because our business is designed with our customers’ interests in mind: we succeed when our customers succeed in paying us back on time. That’s why we:

•

Provide simple, unsecured installment loans ranging from $300 to $9,000 with fixed rates and payments designed to fit customer budgets, and with terms measured in months—not weeks—to increase the likelihood of repayment.

•

Offer loans at a fraction of the price of competing alternatives typically available to people with little or no credit history. Those alternatives are usually four times more expensive than Oportun loans but can be up to seven times more expensive.

•

Invest in our proprietary lending platform and our unique alternative data set, allowing us to evaluate individuals with little or no credit history or those with scores that do not accurately represent their creditworthiness.

•

Serve our customers how, where and when they want to be served, through mobile access, over the phone or at any of hundreds of convenient physical locations in the communities we serve, with staff who understand our customers and their needs.

•	Help our customers establish credit history by reporting their loan performance to nationwide credit bureaus.

•	Provide documentation and servicing in both English and Spanish over the phone, web, mobile, or in-person channels to better serve our customers’ needs.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•

Enhance our customers’ opportunities for financial resiliency and success by embedding credit education into the loan process and providing access to free financial coaching through a nonprofit partner.

Our faith in our customers is warranted: in over 12 years of serving our customers, over 92 percent of the dollars we lent have been repaid.

We understand that our long-term success as a company is linked to the success of our customers and the communities we serve. That’s why we:

•

Have been certified since 2009 by the U.S. Department of Treasury as a Community Development Financial Institution (CDFI), in recognition of our mission-based approach to promoting community development in low-income communities.

•	Give one percent of our net income annually through charitable contributions to nonprofit organizations and schools, and have done so since 2016.

•	Are establishing the Oportun Foundation to ensure our commitment to giving back is sustained over the long-term.

•	Encourage employees to dedicate one percent of their time to support qualified nonprofits in their communities through our paid volunteer time off program.

•

Have provided one million dollars in low interest loan funds for CDFIs that share our passion for serving underserved communities, but are struggling to gain access to low cost capital to fuel their lending.

We believe these community engagement initiatives are highly complementary to our mission and core business and will expand the positive social impact we’re making every day.

We have built a high-growth, profitable business that advances financial inclusion, which the Center for Financial Inclusion defines as, “A state in which all people who can use them have access to a suite of quality financial services, provided at affordable prices, in a convenient manner, and with dignity for the clients.” Though we are proud of the business we have built and the number of people we have been able to serve, we believe this is just the beginning.

The Bureau of Consumer Financial Protection estimates that there are approximately 45 million people in the United States today with little or no credit history, and we believe there are another 55 million people who are mis-scored by the traditional credit bureaus. Oportun’s decision to become a publicly-traded company is driven by the desire to extend our mission to serve those 100 million people, both through the personal installment loans for which we are already known and through other financial services we are working to develop.

Our future plans require capital, so becoming a public company will mark the beginning of the next chapter in our story. We believe that extending our mission to serve 100 million people can only be realized by delivering attractive returns to those who provide capital to us. We will remain committed to increasing revenue, and we seek investors who believe that our mission—serving our customers with access to inclusive, affordable financial services—can create long-term value.

Together, we believe we can give millions of people left out of the mainstream financial system the opportunity to build a better future for themselves and their families. We hope that you will join us.

Sincerely,

Raul Vazquez

CEO

Oportun Financial Corporation

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Our Mission

We provide inclusive, affordable financial services that empower our customers to build a better future.

Company Overview

We are a high-growth, technology-powered provider of inclusive, affordable financial services. Our proprietary lending platform and application of machine learning to our unique alternative data set enable us to provide loans at a fraction of the price of other providers to customers who do not have a credit score, known as credit invisibles, or who may have a limited credit history and are “mis-scored,” meaning that traditional credit scores do not properly reflect their credit worthiness. We estimate that there are 100 million credit invisibles or mis-scored consumers in the United States. In 12 years of serving our customers, we have originated more than 2.8 million loans, representing over $6.0 billion of credit extended, to more than 1.3 million unique customers. A study commissioned by us and conducted by the Center for Financial Services Innovation, or CFSI, estimated that our customers have saved more than $1.3 billion in aggregate interest and fees compared to alternative products available to them. We have been profitable on a pre-tax basis and have generated significant free cash flow for the past three years.

We pioneered the research and use of alternative data sources and application of innovative advanced data analytics and next-generation technology in the lending space to develop our proprietary, centralized platform. Our lending platform has the following key attributes:

•

Unique, large and growing data set—We leverage over one petabyte of data derived from our research and development of alternative data sources and our proprietary data accumulated from more than 6.2 million customer applications, 2.8 million loans and 54.8 million customer payments.

•

Serves customers that others cannot—Our use of alternative data allows us to score 100% of the applicants who come to us, enabling us to serve credit invisibles and mis-scored consumers that others cannot.

•

Virtuous cycle of risk model improvement—For more than a decade as our data set has grown, we have created over time a virtuous cycle of consistent enhancements to our proprietary risk models that has allowed us to increase both the number of customers for whom we can approve loans and the amount of credit we can responsibly lend as our risk models derive new insights from our growing customer base.

•

Scalable and rapidly evolving—Powered by machine learning, our automated model development workflows enable us to evaluate over 10,000 data variables and develop and deploy a new credit risk model in as little as 25 days. We use this platform to rapidly build and test strategies across the customer lifecycle, including through direct mail and digital marketing targeting, underwriting, pricing, fraud and customer management.

•

100% centralized and automated decision making—Fully automated and centralized decision making that does not allow any manual intervention enables us to achieve highly predictable credit performance and rapid, efficient scaling of our business.

•

Supports omni-channel network—Our digital loan application allows our customers to transact with us seamlessly through their preferred method: in person at one of over 300 retail locations, over the phone through contact centers, via our end-to-end mobile origination solution or online.

By applying our next-generation technology and advanced data analytics, we can offer our customers a superior value proposition through:

•	Designing products for customer success—Our core offering is a simple-to-understand, unsecured installment loan ranging in size from $300 to $9,000, which is fully amortizing with fixed payments

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

that are tailored to match each customer’s cash flow. As part of our responsible lending philosophy, we underwrite loans based on our determination of each customer’s ability to pay the loan in full and on schedule by the stated maturity, leading to better outcomes compared to alternative credit products available to our customers.

•

Simple application process with fast funding—Our centralized, model-driven and automated underwriting approach provides customers with a pre-approval in seconds once they have submitted an application. Our customers can receive their funds the same day, once the customer documentation is verified and the application is approved.

•

Significant savings compared to alternatives—A study commissioned by us and conducted by CFSI determined that alternative credit products that are readily available to our customers are on average more than four times the cost of our core product, with some options ranging up to seven times the cost of our core product, translating into an estimated average savings of approximately $1,000 per customer on their first loan with us. This estimate is based on average interest and fees paid on our loans by customers since 2008 compared to the average cost of alternative products available to them, as calculated by the model developed by CFSI in the commissioned study, which was last updated as of September 30, 2018.

•

Rewarding customers when they demonstrate successful repayment behavior—We help customers establish a credit history by reporting their loans to nationwide credit bureaus, and we reward customers who continue to demonstrate successful repayment behavior when they return by generally providing them with access to more capital at a lower cost.

Our superior customer value proposition leads to exceptional customer satisfaction and loyalty, as evidenced by our strong Net Promoter Score, or NPS, averaging over 80 since 2016, which ranks among the top consumer companies and is exceptional compared to other financial services companies. This high customer satisfaction and loyalty leads to high dollar-based net revenue retention rate, with a weighted average of 146% for customer cohorts acquired from 2012 through 2016, comparing favorably to companies with best-in-class recurring revenue models. To obtain our dollar-based net retention rate, we measure (i) net interest and fees billed for customers in the year of acquisition of such customers, or the Base Net Interest and Fees, and (ii) net interest and fees billed for those same customers in the next year, or the Subsequent Year Net Interest and Fees. We calculate dollar-based net retention rate as the Subsequent Year Net Interest and Fees divided by the Base Net Interest and Fees. Our net interest and fees billed includes interest billed and origination and other fees billed on our “core” managed loans, less net charge-offs on such loans, including loans sold, but excluding our “access” loans. Our “access” loan program is for borrowers who do not qualify for credit under our standard “core” loan program, and we sell 100% of the loans originated under this “access” loan program. Given our high customer satisfaction, we believe our dollar-based net retention rate will increase as we plan to expand beyond our core offering of unsecured installment loans into other financial services that a significant portion of our customers already use and have asked us to provide, such as credit cards and auto loans.

Our recurring revenue model has allowed us to achieve high revenue growth at scale, high operating margins and significant free cash flow. We generate revenue primarily through interest income which we receive when our customers make amortizing payments on their loans, which range from six to 46 months in term. In 2017, we originated $1.4 billion in loans and generated total revenue of $361.0 million, representing increases of 28% and 36% on a compounded annual growth rate, or CAGR, basis from 2015, respectively. We have been profitable on a pre-tax basis for the past three years: $9.5 million, $16.1 million and $2.1 million for 2015, 2016 and 2017, respectively. Our net income (loss) was $8.4 million, $50.9 million and $(10.2) million in 2015, 2016 and 2017, respectively. We had Adjusted EBITDA of $29.5 million, $48.6 million and $47.5 million for 2015, 2016 and 2017, respectively, representing a 27% CAGR relative to 2015. Free Cash Flow was $64.3 million, $99.7 million and $127.1 million for 2015, 2016 and 2017, respectively, representing a 41% CAGR relative to 2015. For more information about the non-GAAP financial measures discussed above, including Adjusted EBITDA and Free Cash Flow, and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our Market Opportunity

Our market is large, growing rapidly and not well served by other financial service providers. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by CFSI to be $188 billion, up from an estimate of $141 billion in 2016. People with low-to-moderate incomes generally lack significant savings and need access to affordable credit; the sources of credit they can access are often far more expensive and may not help them build a credit history. Since our inception, we have served more than 1.3 million customers and in recognition of our mission to support capital access for low-to-moderate income communities, we have been certified as a Community Development Financial Institution, or CDFI, by the U.S. Department of the Treasury since 2009.

Our goal is to serve the approximately 100 million low-to-moderate income consumers in the United States who are not well served by other financial service providers: the credit invisibles and mis-scored consumers. According to a December 2016 study by the Bureau of Consumer Financial Protection, or the BCFP, 45 million people in the United States are unable to access affordable credit options because they do not have credit scores. We estimate there are another 55 million people in the United States who are “mis-scored,” primarily because they have a limited credit history.

Our typical customers, many of whom are raising families, have average annual incomes of approximately $38,000, limited savings and live in low-to-moderate income communities. Approximately 50% of our new loan customers are “credit invisibles” by virtue of not having a FICO score when we first approve them for a loan.

When our customers need access to capital to meet both unexpected and planned expenses, the sources of credit they can easily access are often limited or very expensive because they do not have a credit score or are mis-scored. Banks typically rely on credit records maintained by nationwide credit bureaus and credit scores such as FICO when making credit decisions. Online marketplace lenders, which have emerged as alternatives to banks, often are focused on customers with credit scores and robust credit histories and generally require minimum FICO scores of 640 and up to 36 months of credit history. Online marketplace lenders that serve those without credit scores also may primarily target customers that have the potential for higher income in the future, rather than the low-to-moderate income customers we serve. Non-bank finance companies, including national and regional branch-based installment loan businesses, which may serve those with damaged credit, also place significant emphasis on credit scores and credit history. These lenders may also sell products such as credit insurance, which we believe may be ill-suited to meet the needs of our target customers.

Based on our research, lenders that do not rely on a credit report or a credit score from a nationwide credit bureau to underwrite loans typically charge much more for their products than we do for our products. These lenders include high-cost installment, auto title, payday and pawn lenders. According to the CFSI study that we commissioned, those products are on average more than four times, with some options ranging up to seven times, the cost of our offerings. These products may also be less transparent and structured with balloon repayments or carry fees that make the loan costly and difficult for the borrower to repay without rolling over into a subsequent loan. These lenders typically do not perform any ability-to-pay analysis to make sure that the borrower can repay the loan and often do not report the loans to the nationwide credit bureaus to help the customer establish credit. These lenders may be either online or retail-based, but typically do not offer the convenience of an omni-channel network.

We believe our opportunity for future growth is substantial as we estimate our market share in 2017 to be less than one percent. In 2017, the U.S. market for consumers underserved by mainstream financial services was estimated by CFSI to be $188 billion, as compared to our total revenue of $361.0 million for that year. To date we have served only 1.3 million of the estimated 100 million credit invisibles and mis-scored consumers in the United States.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our Solution

Consistent with our mission, we design our financial services to serve credit invisibles and mis-scored consumers. We offer simple-to-understand, affordable, unsecured, fully amortizing installment loans with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments and range in size from $300 to $9,000 with terms ranging from six to 46 months. As part of our commitment to be a responsible lender, we verify income for 100% of our customers, and we only make loans to customers that our ability-to-pay model indicates should be able to afford a loan after meeting their other regular obligations and living expenses. Additionally, we utilize data from third parties, including credit reporting agencies, as well as self-reported application data in our proprietary risk models to measure the customer’s ability and willingness to repay the loan. We determine the loan size and term based on our assessment of a customer’s ability to pay. To make sure a customer is comfortable with his or her repayment terms, the customer has the option to choose a lower loan amount or alternative repayment terms prior to the execution of the loan documents. We serve our customers through an omni-channel network, whereby customers may apply for a loan at one of our retail locations, over the phone, via our end-to-end mobile origination solution or online.

Our application of advanced data analytics has enabled us to successfully underwrite loans to credit invisibles and mis-scored consumers, while growing rapidly and maintaining consistent credit quality since 2009. We have built a proprietary lending platform that processes large amounts of alternative data along with traditional credit bureau data and leverages machine learning to assess creditworthiness.

For over the last decade, our risk model development has benefited from a virtuous cycle whereby we: (1) research and incorporate new alternative data sources and gather more performance data from our growing customer base, (2) apply advanced analytical techniques, such as machine learning, to derive new insights from our growing data set and improve our risk models, (3) continue to grow and successfully originate more loans based upon improvements in our risk models, and (4) generate more customer data and fund further research into new alternative data sources, starting the cycle all over again.

Data Analytics Decision Platform 1+ Petabyte of Data Machine Learning 17+ Data Sources 5.7M+ Applications Automated Model Builds Risk Engine 2.4M+ Loans Instant Deployment Fraud Engine 46M+ Payments 1,000's of Simulations Pricing Optimization 10,000+ Data Variables Identity Verification

Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development and implementation of alternative data sources and our proprietary

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

data accumulated from more than 6.2 million customer applications, 2.8 million loans and 54.8 million customer payments. Our platform is built for flexibility and rapid integration of third-party data sources, which allows us to quickly test new data sources and credit strategies. Examples of the types of alternative data sources we use include public records, alternative financial services usage data, utility information, transactional data and bank account information. By regularly researching and incorporating new data sources into our scoring and decisioning platform, we are able to continuously improve our risk models and deliver instantaneous risk decisions for our customers based on this information.

We built our platform with automated workflows to enable us to (1) evaluate over 10,000 data variables and run thousands of simulations to identify the most predictive variables, (2) produce final models and the supporting documentation needed for compliance approval, and then (3) instantly deploy the models into our production, scoring and decisioning platform. We can now develop and deploy a new credit model in approximately 25 days, which allows us to quickly incorporate new data sources into our models or to react to changes in consumer behavior or the macroeconomic environment. Our flexible decisioning platform allows our centralized risk team to adjust score cutoffs and assigned loan amounts in a matter of minutes. We use our advanced analytics and data science capabilities to enhance our direct mail and digital marketing targeting, approve/decline decisions, and loan amount, pricing, affordability and fraud detection models. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and decisioning platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions.

Superior Customer Value Proposition

Our mission is to provide inclusive, affordable financial services that empower our customers to build a better future. In keeping with our mission, we design our products and processes for customer success and aim to help our customers achieve their financial goals. We believe the following aspects of our business provide a differentiated customer value proposition:

•

Access to capital for credit invisibles and mis-scored consumers—Our innovative, alternative data-based credit models power our ability to successfully approve borrowers that other lenders, relying on traditional credit bureau-based underwriting, decline due to lack of a credit score or insufficient credit history to be accurately scored.

•

Lower cost alternative—We save our customers, who earn on average approximately $38,000 per year, an estimated average of approximately $1,000 on their first loan with us, according to a study commissioned by us and conducted by CFSI, which determined that typically available alternative credit products are on average more than four times the cost of our loans, and some options range up to more than seven times the cost of our loans.

•

Serve our customers how, where and when they want to be served—Our omni-channel network provides our customers with flexibility to apply for a loan at any of our retail locations, over the phone, via our end-to-end mobile origination solution or online. We offer superior, bilingual customer service to the communities we serve, and in addition to accepting payments via Automated Clearing House, or ACH, our customers can make their loan payments in cash at our retail locations or through our third-party payment services at more than 60,000 locations across the United States.

•

Simple application process with fast funding—Our centralized, model-driven automated underwriting approach provides customers with a pre-approval in seconds once they have submitted an application. Our customers can receive their funds the same day once the application is approved.

•

Responsibly structured, fully amortizing products—To provide manageable payments for our customers, our loan size and length of loan term are generally correlated. We only offer fixed rate, fixed payment loans, which makes it easy for our customers to understand the cost of credit and their payment obligations. Prior to the execution of their loan documents, our customers have the option to

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

choose a lower loan amount or alternative repayment terms to ensure they are comfortable with their repayment terms. Payments are scheduled based upon the customer’s pay period, generally either bi-weekly or semi-monthly, to align debt service to the customer’s cash flow.

•	Reward our customers for success

•

Larger, lower cost loans for returning customers—We generally are able to offer customers who repay their loan and return to us for a subsequent loan with a loan that is on average approximately $1,300 larger than their prior loan with us. After a full re-underwriting, we typically also offer returning customers a lower rate, with an average rate reduction between a customer’s first and second loan of approximately five percentage points.

•

Development of credit history—We report payment history on every loan we make to nationwide credit bureaus, helping our customers develop a credit history. Since inception, we have helped over 650,000 customers who came to us without a FICO score begin establishing a credit history.

•

Enhance customer experience through value-add services—We offer credit education at the time of loan disbursement to ensure customers, many of whom are new to credit, understand the terms and payment obligations of their loans and how timely and complete payment will help them build positive credit. We also offer customers access to free financial coaching by phone with a nonprofit partner and referrals to a variety of financial health resources. For example, we direct customers in need of assistance to our website, from which they can access a database containing nonprofit and governmental agencies providing a range of services.

Our customer value proposition drives high satisfaction as evidenced by our NPS averaging over 80 since 2016. This high rate of customer satisfaction drives significant customer life-time value, as demonstrated by our high dollar-based net retention rate. We believe our dollar-based net retention rate will increase as we expand beyond our core installment loan into other products such as credit cards and auto loans that our data have shown a significant portion of our customers use and that our customers have asked us to provide.

Our Business Model

Efficient customer acquisition—Our superior customer value proposition, which enhances the effectiveness of our marketing, combined with our centralized and automated lending platform, allows us to acquire customers at an efficient cost. We have automated the approval, loan size and pricing decisions, and no employee has discretion over underwriting decisions or loan terms. This automation and centralization also enables us to provide consistent service, apply best practices across geographies and channels and, importantly, achieve a lower customer acquisition cost to drive attractive unit economics. Our omni-channel network enabled us to have a customer acquisition cost of $112 in 2017, which we believe compares favorably to other lenders. For customers acquired during 2017, the average payback period, which refers to the number of months it takes for our net revenue to exceed our customer acquisition costs, was approximately four months.

Attractive recurring revenue streams—In 2017, 82% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed. We have increased net interest and fees billed by customer cohort through the careful evolution of our credit models which enables us to increase the average loan amount we can responsibly offer our customers. Our returning customers who generally qualify for larger loans also experience a lower default rate. We believe we can identify customers who can access larger loans without increasing defaults because we apply our credit algorithms to our large and expanding data set. This continuous evolution and rapid deployment of our credit models creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably. This has resulted in higher net interest and fees billed per customer in year two for each subsequent cohort. Our weighted average dollar-based net retention rate was 146% for customer cohorts acquired from 2012 through 2016, comparing favorably to companies with best-in-class recurring revenue models. Additionally, our new customers are generating higher revenue per customer earlier while our revenue per customer for existing customers typically increases over time.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Low-cost term funding—Our consistent and strong credit performance has enabled us to build a large, scalable and low-cost debt funding program to support the growth of our loan originations. To fund our growth at a low and efficient cost of funds, we have built a diversified and well-established capital markets funding program which allows us to partially hedge our exposure to rising interest rates by locking in our interest expense for up to three years. Over the past five years, we have executed thirteen bond offerings in the asset-backed securities market, the last ten of which include tranches that have been rated investment grade. We now consistently issue bonds in this market two to three times each year. We issue two- and three-year fixed rate bonds which provide us committed capital to fund future loan originations at a fixed cost of funds. We also have a committed three-year, $400.0 million secured line of credit, which funds our loan portfolio growth. Additionally, we sell up to 15% of our “core” loan originations to institutional investors under a two-year forward commitment at a fixed price to demonstrate the value of our loans, increase our liquidity and further diversify our sources of funding. For the year ended December 31, 2017 and the nine months ended September 30, 2018, our interest expense as a percentage of average daily debt balance was 4.8% and 4.4%, respectively, the latter of which takes into account the impact of the election of the fair value option, in particular, the reduction in interest expense due to the financing expenses associated with the Fair Value Notes being expensed as incurred in operating expenses, rather than being capitalized and amortized as interest expense. For information regarding our election of the fair value option, see “Selected Consolidated Financial Data—Election of Fair Value Option.” As of September 30, 2018, over 80% of our debt was at a fixed cost of funds.

Improving operating efficiency—To build our business, we have made, and will continue to make, significant investments in data science, our proprietary platform, technology infrastructure, compliance, and controls. We believe those investments will continue to enhance our operating efficiency and will improve our profit margins as we grow. We have achieved pre-tax profitability in each of 2015, 2016, 2017 and the nine months ended September 30, 2018. We have produced significant Free Cash Flow of $64.3 million, $99.7 million, $127.1 million and $90.7 million in 2015, 2016, 2017, and the nine months ended September 30, 2018, respectively. For more information about the non-GAAP financial measures discussed above, and a reconciliation of these non-GAAP financial measures to their corresponding GAAP financial measure, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”

Our Strengths and Competitive Advantages

We believe we will continue to be successful with our business and in fulfilling our mission because of the following strengths and competitive advantages:

Proprietary decisioning platform drives customer access and superior credit quality

For 12 years, we have used advanced data analytics to develop and consistently improve our credit underwriting models, enabling us to expand access to affordable credit for credit invisibles and mis-scored consumers while achieving superior credit quality. We are able to score 100% of the customers who come to us through the innovative application of alternative data in our platform; approximately 50% of our new loan customers do not have a valid FICO score when we first approve them for a loan. Our dynamic scoring models are developed by leveraging over one petabyte of data derived from the combination of our research and development, the implementation of alternative data sources and the accumulation of proprietary data from more than 6.2 million customer applications, 2.8 million loans and 54.8 million customer payments. Our automated machine learning workflows enable us to evaluate over 10,000 data variables and develop and deploy a new model in only 25 days. Our flexible decisioning platform allows our risk team to manage our business and make changes in our models in a matter of minutes. The speed at which we can incorporate new data sources, test, learn and implement changes into our scoring and underwriting platform allows for highly managed risk outcomes and timely adjustments to changes in consumer behavior or economic conditions. We have successfully maintained consistent credit quality since 2009 while rapidly growing our loan originations. Over the past eleven quarters, our 30+ day delinquency rate as of the end of the quarter has ranged between 2.9% and

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

3.7% and the annualized net charge-off rate for the quarters has ranged between 6.4% and 8.4%. Our 30+ day delinquency rate was 3.5% and 3.5% as of September 30, 2017 and 2018, respectively. The annualized net charge-off rate was 7.9% and 7.1% for the nine months ended September 30, 2017 and 2018, respectively.

Our purpose-built technology enables rapid evolution of our business across our omni-channel network

By combining our unique technology platform and our risk model development capabilities, we can quickly react to changes in consumer behavior or economic condition. We developed our proprietary, integrated platform with purpose-built technology to centralize our loan origination and servicing functions across our omni-channel network. This centralization enables us to provide consistent service, apply best practices across geographies and channels, and achieve a lower customer acquisition cost to drive attractive unit economics. For example, our fully digital credit application allows for a consistent customer experience with instant credit pre-approvals across these channels, and we have automated the approval, loan size and pricing decisions so that no employee has discretion over underwriting decisions or loan terms. We use our advanced analytics and data science capabilities to enhance our direct mail and digital marketing targeting, approve/decline decisions, and loan amount, pricing, affordability and fraud detection models. We also implement agile product development and continuously deliver new features to meet our customers’ needs. In 2017 we delivered, on average, more than one new release per week, which seamlessly integrated into our platform. This allows us to add new retail locations, expand our contact centers and further develop our mobile origination solution quickly and effectively.

Superior customer value proposition drives high customer adoption, loyalty and satisfaction

We design our products to attract new customers and encourage existing customers to return for subsequent loans when they have additional financial needs. Our loans are structured with fixed payments scheduled to coincide with customers’ paychecks, no prepayment penalties or balloon payments, and no hidden fees. We report loan performance for our customers to nationwide credit bureaus, now having helped over 650,000 people who came to us without a FICO score begin establishing a credit history. We reward customers who continue to demonstrate successful repayment behavior with increased access to capital and generally lower rates on subsequent loans. We typically offer returning customers a loan that is on average approximately $1,300 larger and has a lower rate than their prior loan with us. As a result of our product design and customer service, our NPS has averaged over 80 since 2016, a level well above the customer satisfaction ratings of traditional financial service firms. Further demonstrating satisfaction in our products and services, 38% of new customer acquisition in the 12 months ended September 30, 2018 was through word-of-mouth referrals. Due to our superior value proposition and customer service, customers choose to return to us for their additional credit needs, even when additional sources of credit may have become available to them. As a result, our weighted average dollar-based net retention rate was 146% for customer cohorts acquired from 2012 through 2016 comparing favorably to companies with best-in-class recurring revenue models. In 2017, 82% of our net interest and fees billed on our “core” managed loans was generated by customers acquired in prior years, giving us strong visibility into future net interest and fees billed.

Ability to disrupt a large and growing market that is not well served by others

We are disrupting a market made up of traditional lenders who have not served our customers well for decades. Banks and online lenders generally require a credit score which many of our customers do not have. In contrast, other lenders who do make loans to those without credit scores or with limited credit histories lend at a much higher cost to the consumer as compared to our rates. A study we commissioned that was conducted by CFSI determined that alternative credit products are on average more than four times the cost of our loans, and some options range up to seven times more, translating into an estimated average savings of approximately $1,000 per customer on their first loan with us. We believe that the market size for our products is 100 million credit invisibles and mis-scored consumers, of whom we have served only 1.3 million to date. In addition, in 2017, CFSI estimated that the U.S. market for consumers underserved by mainstream financial services was $188 billion, up from an estimate of $141 billion in 2016, as compared to our total revenue of $361.0 million in 2017. Given our 12 years of experience serving this market, we believe we are well positioned to become a market leader and continue to scale our business to serve more customers.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Mission drives customer focus, talent acquisition, and positive perception by influencers

Our mission—to provide inclusive, affordable financial services that empower our customers to build a better future—is at the core of our product offerings, business practices and brand. We believe that our business model and the responsible construction of our loan product is well received by regulators, advocates and legislators. In recognition of our mission to support low-to-moderate income communities, we have been certified as a CDFI by the U.S. Department of the Treasury since 2009. The consistency in our beliefs and actions, and the demonstrated value we have provided our customers, enables us to differentiate our employer brand from other financial technology companies to attract top performing talent who have a desire to contribute their skills to make a positive social impact in low-to-moderate income communities. We challenge and develop our employees through meaningful work as well as the pursuit of innovation to better serve our customers and expand the availability of our affordable and empowering financial services. Also, in acknowledgement of our shared sense of mission, purpose and community that inspires our entire team, we have been named one of San Francisco Bay Area’s “Best Places to Work” by the San Francisco Business Times and Silicon Valley Business Journal, and one of the 2018 American Banker’s Best Places to Work in Financial Technology.

Experienced management team with depth and breadth of expertise across products and industries

Our management team has a mix of financial services and technology industry experience as well as expertise in delivering omni-channel customer service. On average, our senior executives have over 20 years of experience at world-class organizations, including those that provide consumer lending, credit cards and auto lending products. By utilizing their diverse expertise, our management team has built a large, scalable organization with highly repeatable business processes, allowing us to seamlessly enter new markets. Under their leadership, we have grown total revenue at a 36% CAGR from 2015 to 2017 and been profitable on a pre-tax basis since 2015.

Our Strategy for Growth

We believe our opportunity for future growth is substantial. We estimate our market share in 2017 to be less than one percent, based upon the CFSI’s estimate that the U.S. market for consumers underserved by mainstream financial services was $188 billion, up from an estimate of $141 billion in 2016. To date we have served only 1.3 million of the estimated 100 million credit invisibles and mis-scored consumers in the United States. Our growth strategy is comprised of the following key elements:

Expand nationwide

We intend to expand our presence in existing states and enter new states. We currently operate in twelve states: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. We entered nine of these twelve states in just the last three years. Entering new markets is now a scalable and repeatable business process for us. Additionally, we are evaluating alternatives for offering uniform products nationwide, either through a bank partnership model or a nationwide charter, which would allow us to accelerate our nationwide expansion.

Increase brand awareness and expand our marketing channels

We believe we can drive additional customer growth through effective brand building campaigns and direct marketing. We operate a highly scalable business and we engage customers through multiple mediums. Our exceptional NPS and success with customer referrals, which have been responsible for 38% of loan application volume from new customers in the 12 months ended September 30, 2018, should help accelerate our brand recognition. We are expanding the use of our proprietary data, machine learning, advanced data and analytics to improve our marketing programs. Through the application of our data science capabilities and advanced analytics, we aim to increase our brand awareness, penetrate a greater percentage of our serviceable market and acquire customers at a low cost.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Continue to evolve our credit underwriting models

We expect to continue to invest significantly in our credit data and analytics capabilities. The evolution of our proprietary risk model will enable us to underwrite more customers and make more credit available to new and returning customers, while maintaining consistent credit quality. Improvements in our credit models enabled us to increase our average original principal balance from $2,405 as of December 31, 2015 to $3,474 as of September 30, 2018 without a material change in loss rates. The continuous evolution and rapid deployment of our credit models using machine learning creates a virtuous cycle that increases our customer base and our alternative data set, improving our underwriting tools and ability to grow profitably. Our dynamic model-building process will also be the cornerstone for future product expansions such as credit cards and auto loans.

Further improve strong customer loyalty

We believe our superior customer value proposition leads to customer loyalty as evidenced by our high dollar-based net retention rate. We seek to increase the percentage of returning customers as loans to these customers have attractive economics for us. Our strategy is to reward our returning customers by giving them a larger loan with a lower rate and longer term, since returning customers experience a lower default rate, are less expensive to service and have lower acquisition costs. We plan to invest in technology to further simplify the loan process for returning customers. We also expect that adding new products and services in the future will further improve customer loyalty and extend customer lifetime.

Expand product and service offerings to meet our customers’ needs

We plan to develop other credit products and financial services to offer to our customers. Our data indicates that approximately 50% of our customers who come to us initially without a credit score eventually take out a revolving credit card and approximately 30% take out an auto loan. Today, we do not offer those products, so our customers must seek them from other lenders. Given our high levels of customer satisfaction and expressed customer interest in our providing additional financial products and services, we believe our customers would often select us for their additional credit needs. To meet this demand, we are developing additional consumer financial services, including credit cards and auto loans, which represent an estimated $41.1 billion and $47.6 billion in opportunities, respectively, in our target market according to CFSI. In October 2018, we completed an acquisition of intellectual property from a direct online auto lending company, including its mobile origination platform and related intellectual property. As part of the transaction, we hired 22 of the company’s employees. Over time, we expect to continue to evaluate opportunities both organically and through acquisition to provide a broader suite of products and services that address our customers’ financial needs in a cost effective and transparent manner, leveraging the efficiency of our existing business model. For example, we have begun testing a new no-cost service, OportunPath, that we believe will help customers avoid the negative consequences of cash shortfalls in their bank accounts. OportunPath monitors a customer’s bank account balance and provides daily alerts so the customer is aware of low balances. In the event a customer’s bank account balance is low, we text them and offer a small deposit to top up their bank account, which we can recoup later when their account balance is higher. In consideration for this free service, customers allow us to market to them.

Our Loans

Our core product is a simple-to-understand, affordable, unsecured, fully amortizing installment loan with fixed payments and fixed interest rates throughout the life of the loan. Our loans do not have prepayment penalties or balloon payments, and range in size from $300 to $9,000 with terms between six and 46 months. Generally, loan payments are structured on a bi-weekly or semi-monthly basis to coincide with our customers’ receipt of their wages. As part of our underwriting process, we verify income for all applicants and only approve loans that meet our ability-to-pay criteria. We believe these product features offer a more transparent, responsible and easy-to-budget solution than many competing alternatives.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We charge fixed interest rates on our loans, which vary based on the amount disbursed and applicable state law. We structure our loans to ensure affordability and substantially even loan payments. For all active loans in our portfolio as of September 30, 2018, at the time of disbursement, the simple average original principal balance and weighted average term and annual percentage rate, or APR, at origination was $3,474, 30 months and 32.5%, respectively. The APR at the time of disbursement on our loans currently ranges from 20% to 67%. The lower end of the APR range generally corresponds to returning customers, who usually have larger loans with longer terms; the higher end of the APR range represents pricing for our highest risk new customers, who usually receive smaller loans with shorter terms.

We fully underwrite all loans, even subsequent loans to returning customers, and, except in certain limited situations, only provide loans to repeat customers who have successfully repaid their previous loans. For certain of our best performing, low-risk customers, we will extend a new loan prior to receiving full repayment of their existing loan under what we call the “Good Customer Program.” While a portion of the proceeds from repeat loans issued under the Good Customer Program are used to pay off existing loans, only contractually current customers may qualify for a new loan under this program. We do not use repeat loans to cure delinquencies in our loan portfolio. In recognition of their reliable performance and good payment behavior, we typically grant returning customers a lower rate on subsequent loans, with an average reduction of approximately five percentage points between the first and second loan.

Our current policy is to charge off delinquent loans at the end of the month in which these loans are 120 days past due or upon notification of borrower bankruptcy or death. For the full-year 2017 and the nine months ended September 30, 2018, our annualized net charge-off rate was 8.0% and 7.1%, respectively.

Integrated Sales and Marketing Efforts

Our sales and marketing strategy is executed through a variety of acquisition channels including our retail locations, direct mail, radio, television and digital marketing. We have a local presence in the communities we serve through our network of over 300 retail locations. We also conduct direct mail marketing, radio and television advertising, digital advertising, outbound telesales campaigns and have recently begun to test a variety of lead generation partnerships and other marketing vehicles. We also benefit significantly from word-of-mouth referrals, as 38% of new customers in the 12 months ended September 30, 2018 told us they heard about Oportun from a friend or family member. Over time, we expect to drive additional customer awareness through the development of our brand, which we expect to amplify the impact of our sales and marketing efforts.

We use 12 years of proprietary customer data to focus and maximize the impact of our marketing efforts to ensure our message reaches our target customer. We believe we will be able to continue to drive growth and further optimize our marketing efficiency as we continue to accumulate and apply new customer data into our marketing analytics tools. For customers acquired during 2017, the average payback period was approximately four months.

Retail locations

By having retail locations in the neighborhoods where our customers live and work, we best serve the needs of those who prefer face-to-face interactions when purchasing financial services. These locations also help to create a positive customer experience and relationship, leading to significant referrals by satisfied customers. We use detailed demographic data and statistical modeling to select locations where we believe we can most effectively attract customers and meaningfully grow our loan portfolio. Our retail locations also often have outreach events in their communities to attract customers. In order to conveniently serve our customers, our retail locations are typically open seven days a week, with weekday operating hours that extend until 6 or 7 p.m. We operate over 300 strategically located retail stand-alone locations and co-locations in California, Texas, Illinois, Utah, Nevada, Arizona, New Mexico, New Jersey and Florida. We plan to continue to expand our retail network in both existing states and new states that we plan to enter.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Direct mail

Direct mail campaigns leverage our advanced data analytics capabilities, which allow us to target credit invisibles or mis-scored consumers. Our direct mail targeting process leverages list sources from numerous credit bureaus, alternative data and machine learning models to drive response from potential credit qualified customers. We send direct mail to our potential customers when we enter a new territory. We use this strategy to accelerate the initial rate of loan production in new markets. Our direct mail campaigns are based on the following:

•	prescreened lists that are sourced from numerous credit bureaus based on our proprietary risk, response and profitability models;

•	internally-generated files from consumers we have interacted with on the phone or in one of our retail locations; and

•	lists sourced from third-party organizations that serve our target customers.

Direct mail recipients may choose to go to one of our retail locations, call our contact centers, access our mobile origination solution or go online. We believe our advanced data analytics, targeted marketing and strong, favorable reputation result in significantly higher direct mail response rates relative to other financial institutions. Based on the strong success of our direct mail program in recent years, we plan to continue expanding this program to serve more consumers.

Radio and television advertising

Our radio and television advertising encourages potential customers to visit our website on their mobile phones or call our toll-free number to speak to one of our agents in our contact centers. We use radio advertising in our major markets where it is cost effective. We have used television advertising on a limited basis, and we may expand its use in the future as our business continues to scale.

Digital advertising

We use digital advertising, which includes certain marketing vehicles, such as paid and unpaid search, e-mail marketing, and paid display advertisements.

Outbound telesales

We conduct outbound telesales campaigns from our contact centers located in Mexico to potential returning customers and new customers from lists purchased from third-party providers, and to supplement our direct mail efforts.

Future channel opportunities

We are actively testing additional marketing strategies and programs. We take a data-driven approach to these initiatives and will test new initiatives at a small scale to validate credit performance and marketing efficiency and effectiveness before growing the initiative.

Brand

Our brand marketing provides strategic clarity across our organization and drives consistency when communicating our message to customers. We believe our strong, favorable brand generally elicits positive, empowering emotions from our customers resulting from our affordable, credit-establishing product and a positive customer experience, which drives significant repeat business and word-of-mouth referrals.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our Omni-Channel Customer Experience

We have built a unique omni-channel customer experience that enables customers to respond to our marketing in the manner that is comfortable and convenient for them. Customers can apply by going online and filling out our mobile credit application, calling our contact centers or going into one of our retail locations. Customers can also choose to change from one channel to another during the lending process. Regardless of channel, all underwriting is automated and centralized, and employees have no discretion over loan approval, size or terms. This process ensures consistent underwriting and regulatory compliance, while allowing our employees to focus on customer service.

Retail locations

Customers are directed to our retail locations through our various marketing channels. Regardless of the marketing source, once customers enter the retail location, they are greeted by our Customer Loyalty Representative, or CLR, who provides them with information regarding our loan products and answers any questions they may have. Once the customer applies for a loan, the CLR will input loan application data, and, if necessary, scan verification documents. After loan approval, the CLR will also disburse loans, process loan payments, and provide general customer service for those who may have questions on their loans.

Contact centers

Contact center-based loan origination staff conduct inbound and outbound telesales, take customer applications over the phone, and conduct call campaigns to follow up on incomplete applications. The loan origination staff are primarily engaged in explaining our loans and assisting customers through the loan process, including application initiation, pre-approval, application follow-up, loan approval notification, and disclosure of terms and conditions. If the applicant is pre-approved, the remaining steps in the loan origination process (document verification, loan disbursement, and credit education) all take place at our retail locations or via our mobile website. For loans completed via mobile, the loan proceeds can be disbursed directly into the customer’s bank account. In addition, loan-origination staff execute specialized call campaigns targeting customer development, new product launches and customer surveys. We train all contact center staff to conduct activities with strict adherence to governing laws and regulations, and have a robust call monitoring program in place to ensure compliance.

Our contact center staffing model allows for efficient balancing of calls between our contact center sites in Mexico and our fully-outsourced contact centers in Colombia. In addition, staffing levels can be easily adjusted based on seasonal demand. Our balanced model featuring both internal staff and outsourced personnel offers many benefits including competitive pricing, demand driven resource pools, local recruiting, personnel management and business continuity. We also utilize campaign management tools, predictive dialing systems, and other analytical applications to enhance calling effectiveness.

Mobile

We offer an end-to-end mobile origination solution that provides convenience to prospective borrowers in all states in which we currently operate. Our customers can apply online via a mobile phone, tablet, or computer. Through our mobile origination solution, customers can complete a loan application, be notified in seconds if they are preapproved and take pictures of their documents for verification. If approved, customers can select their loan amount and term, e-sign their loan documents, and have their loan proceeds deposited directly into their bank account via ACH.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our Technology and Lending Process

Our proprietary lending platform and integrated workflow management system enable seamless low cost, end-to-end process management, from loan application through disbursement, to servicing and collections. We monitor and adjust the performance of our business on a daily basis utilizing our analytical data infrastructure across our enterprise. We have combined extensive internal data gathered from our customers, retail locations and operations over the past 12 years with external demographic, credit and behavioral data into our data platform. As a result, we are able to derive insights that continuously improve efficiency and effectiveness in our product management, marketing and operations and also provide increased monitoring for compliance purposes.

Oportun Technology Platform Loan Credit Notification & Servicing & Application Evaluation & Verification Disbursement Collections Decisioning Analytics & Business Intelligence Applied Throughout Our Lending Process

Step 1: Loan application

Loan applications are supported by our proprietary technology platform that feeds application information from various geographies and channels into a centralized processing system. Across all channels, loan applications are gathered and processed entirely digitally.

We have a two-step loan application process. We first gather basic information from the prospective customer and obtain a credit bureau report, if available. Applicants can provide their information in person, over the phone, or online via their mobile phone, tablet or computer. Applicants who pass the first application screen are then asked to complete a full application, which takes approximately five to eight minutes. Once the loan application is completed, the loan origination system applies our proprietary credit scoring model to automatically reach a credit decision on the loan application.

All underwriting is automated and centralized, and employees at our retail locations and contact centers have no discretion over loan approval, size or terms.

Step 2: Credit evaluation and decisioning

We use our proprietary risk model, now in its ninth version, to evaluate the creditworthiness of an applicant as well as his or her ability to pay the loan while meeting regular financial obligations and living expenses.

Upon completion of an application, we gather data about the applicant from credit bureaus, customer information collected throughout the application process, payment history on previous loans with us if it exists, and numerous other alternative data sources. We have invested heavily for more than a decade in analyzing which data sources are useful in assessing the creditworthiness of our unique customer base. The flexibility of our proprietary scoring and decisioning platform facilitates direct integration with numerous external alternative data sources enabling us to accurately assess the creditworthiness of prospective customers that have little or no credit history. Data sources include public records, alternative financial services usage data, utility information, and transactional data from banks and other sources, among others. Once the data are aggregated, our system calculates the scores used in the underwriting decision. The complete data aggregation and scoring process takes only a few seconds once an application has been submitted.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Our ability-to-pay framework helps us lend to prospective customers who are able to afford their loan payment, which is an integral part of our responsible lending philosophy. We estimate cash flow for each prospective customer based upon a customer’s verified income, living expenses, regular financial obligations and other debt obligations. Loan amounts are determined by the applicant’s cash flow and overall creditworthiness.

Customers who are pre-approved are asked to provide their documents for verification if we are not able to identify them electronically. Customers who we are not able to approve are mailed an adverse action letter explaining the reasons for having been declined.

Step 3: Verification

We verify income, address and identity through our technology platform, enabling centralized, consistent and effective fraud management measures.

We have a centralized review process for the customer’s identity, proof of income and address when this information cannot be verified automatically through one of our third-party databases. When customer verification information cannot be validated electronically, our application process requires applicants to submit or upload documents for verification by our centralized verification team. The team reviews the uploaded documents and answers a series of questions about the documents built into our proprietary system to determine whether the documents are acceptable or not. Verifying income is essential to ensuring that our ability-to-pay calculations are accurate and to maintaining our commitment as a responsible lender. Any updated income information is sent back to our risk engine for a new ability-to-pay calculation. If verification confirms the information in the loan application, the loan is approved.

Step 4: Notification and disbursement

Following approval, one of our contact center agents calls each customer to let him or her know their loan has been approved and to confirm their loan terms. During this initial call, we provide them with their offered loan terms, including amount, repayment schedule and rates. We also offer them various optional features such as requesting smaller loan amounts and different repayment terms, scheduling their payment to coincide with their pay period, establishing recurring ACH payments and receiving payment reminders by text message. We believe this personal touch-point enhances the strength of our relationship with our customers.

Our customers can elect to have their loan disbursed at the retail location through our prepaid debit card or printed check, or in the case of our end-to-end mobile origination solution, via ACH directly to their bank account once the customer’s bank account is confirmed. Disbursement is supported by our technology platform, providing for system generated loan disclosure documents to ensure uniform compliance and effectively tracking distribution of funds to customers across a broad network of retail locations and under our mobile origination solution. We also provide credit education at the time of loan disbursement.

Step 5: Servicing and collections

Servicing and collections are supported by our end-to-end workflow management system.

Our customers make their payments through the following collection options:

•	via recurring ACH or one-time ACH payments directly from a customer’s bank account, which can be set up at the customer’s request over the phone or in person at our retail location;

•	cash payments processed at our retail locations with the assistance of a CLR;

•	third-party bill payment services at over 60,000 locations nationwide such as MoneyGram outlets, 7-Eleven stores, CVS stores, Family Dollar stores, Kroger stores and Walmart stores; and

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	online, using the Bill-Pay feature from customers’ personal bank accounts.

Customer service is currently provided both in our retail locations and over the phone through our contact centers. Customer service through our contact centers is available seven days a week for extended hours. The primary function of customer service is to help resolve problems the customer has and provide the necessary information regarding our services and products. We provide customer service in both English and Spanish. Customer service agents update customer account information, enter updated billing information, handle disputes and complaints, and process payments in person at retail locations or over the phone using ACH.

Our collections strategy is designed to help customers successfully repay their loans. By providing customers their full amortization schedules with scheduled payment dates and amounts at the time of disbursement, we help our customers understand their payment obligations on their loans. Customers choose a payment due date that coincides with their paydays, either bi-weekly or semi-monthly. They can also sign up to receive payment reminders by text message. Customers are also always contacted by us before an impending late fee is billed, affording them an opportunity to avoid this fee by making a payment. We believe these practices help maintain a long-term relationship with the customer that results in low loss rates and drives overall customer satisfaction. We direct customers in need of additional assistance to our website, from which they can access a database containing nonprofit and governmental agencies providing a range of services.

Our collection activities are conducted by dedicated collection staff located in our three contact centers in Mexico and two fully outsourced contact centers in Colombia as well as regional centers located in Texas and California. Staff working in our retail locations are not involved in collection activities related to delinquent customers.

We employ a thorough collections strategy that is driven by the number of days a loan is past due with collection efforts increasing through the later stages of delinquency. Our collection efforts include manual and dialer-based calls, collection letters, text message campaigns (when the customer has agreed to receive SMS) and, in California and Texas, a legal staff that files small claims court cases for customers who are more than 60 days delinquent and who have not been confirmed to be unemployed. For customers that are willing but are unable to make a payment, we offer a rewrite under which the existing loan is rewritten as a new loan with a reduced interest rate and extended term that results in a reduced payment amount. The customer must make one full payment at original loan terms to qualify for a rewrite. Any rewritten loans that miss their first two full payments are charged off at the end of the month immediately upon reaching 30 days delinquent. This ensures that we comply with a true 120-day charge-off policy on all accounts, including rewrites. Performance of rewrites is tracked based upon original loan vintage, so minimal rewrite activity does not distort loan loss tracking.

As part of our commitment to assist customers in building financial stability, we provide a hardship program to help those who have been unable to keep their loan current due to circumstances beyond their control. These situations could be the result of localized weather events, natural, man-made or environmental disasters or social or economic factors. For customers who meet the qualifying criteria and demonstrate a willingness to work with us, we will temporarily halt collections activities on the loan, including phone calls, letters and legal activity. Late fees are waived during the program enrollment. For certain hardships, we may allow the customer to defer one to four payments. Normal delinquency aging and charge-off policies continue to apply for accounts in the hardship program.

Our Competition

We primarily compete with other consumer finance companies, credit card issuers, financial technology companies and financial institutions, as well as payday lenders and pawn shops focused on low-to-moderate income customers. We believe that competitors targeting borrowers with limited or no credit history generally are not pursuing responsible lending models, but the consumer lending market is competitive and evolving.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Payday and pawn lenders, for example, extend credit to credit invisibles and mis-scored consumers. Compared to our offerings, these products generally are more expensive, have shorter terms, are less transparent, and do not allow customers to build credit history. Few, if any, banks or traditional financial institutions lend to individuals who do not have a credit score. Those individuals that do have a credit score, but have a relatively limited credit history, also typically face constrained access and low approval rates for credit products. We also compete with non-traditional lenders, including online marketplace lenders, lending as a service or point-of-sale lending, and other non-bank consumer finance companies, but such lenders place significant emphasis on credit scores, and often require that consumers have a significant credit history. As a result, our loans provide a highly differentiated, responsibly structured, affordable solution for our customers.

Going forward, however, our competition could include large traditional financial institutions that have more substantial financial resources than we do and which can leverage established distribution and infrastructure channels. Additionally, new companies are continuing to enter the financial technology space and could deploy innovative solutions that compete for our customers. When and if we seek to offer new products, we may face competition from additional third parties. For example, if we enter in the credit card and auto secured loan markets, we may compete with non-prime credit card issuers, sub-prime and buy-here pay-here auto lenders. However, we believe our brand, strategic focus, responsibly structured loans and proprietary customer data and credit scoring model enable us to serve our customers more effectively than current and future competitors.

Regulations and Licensing

The U.S. consumer lending industry is highly regulated under state and federal law. We are subject to examination, supervision and regulation by each state in which we are licensed. We are also currently, and expect in the future, to be regulated by the BCFP.

State licensing requirements

We are separately licensed to make unsecured consumer loans under the laws of each state in which we operate: California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin, Idaho and New Jersey. Licenses granted by the regulatory agencies in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. We are also required to complete an annual report (or its equivalent) to each state’s regulator.

State laws regarding our loans impose a variety of requirements and restrictions, including but not limited to recordkeeping requirements; restrictions on loan origination and servicing practices, including limits on interest rates, loan amounts and fees; disclosure requirements; underwriting requirements; examination requirements; surety bond and minimum net worth requirements; financial reporting requirements; notification requirements for changes in principal officers, stock ownership or corporate control; restrictions on advertising; and review requirements for loan forms. In all states except Utah, we are subject to examination by the regulator to ensure compliance with these laws. These exams have generally taken place approximately every one to two years since we have started doing business in each state. The examinations principally involve the review of a sample of loan files for compliance with both state and federal law and a review of other materials such as advertising materials and customer complaints. Since our inception, we have never been cited by our regulators during these exams or at any other time for committing a serious infraction under any of the applicable regulations.

The Bureau of Consumer Financial Protection

The Bureau of Consumer Financial Protection, or BCFP, created by Congress in 2010 as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, has significant authority to implement and enforce federal consumer financial protection laws and regulations. The BCFP also engages in

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

consumer financial education, requests data and promotes the availability of financial services to underserved customers and communities. The BCFP also has the authority to identify and prohibit unfair, deceptive and abusive acts and practices. The BCFP has regulatory, supervisory, examination and enforcement powers over most providers of consumer financial products and services, including providers of small dollar installment loans and “larger participants” in certain financial services markets.

In addition to its regulatory, examination and supervisory powers, the BCFP has enforcement powers. The BCFP can impose monetary penalties, mandate restitution, require remediation of practices and/or pursue administrative proceedings or litigation for violations of consumer financial laws or regulations. The BCFP has actively used its enforcement authority against financial institutions and financial service providers for practices relating to unfair or deceptive advertising, inaccurate credit reporting, unfair debt collection practices, and other practices associated with the extension and servicing of credit, including the imposition of significant monetary penalties and orders for restitution and orders requiring mandatory changes to compliance policies and procedures, enhanced oversight and control over affiliate and third-party vendor agreements and services, and mandatory reviews of business practices, policies and procedures by third-party auditors and consultants.

Other federal laws and regulations

In addition to the Dodd-Frank Act and state and local laws and regulations, numerous other federal laws and regulations affect our lending operations. For example, some of the federal laws that we are subject to include, but are not limited to:

•

Under the Fair Credit Reporting Act, we must provide certain information to customers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency, promptly update any credit information reported to a credit reporting agency about a customer and have a process by which customers may inquire about credit information furnished by us to a consumer reporting agency.

•

Under the Gramm-Leach-Bliley Act, we must protect the confidentiality of our customers’ nonpublic personal information and disclose information on our privacy policy and practices, including with regard to the sharing of customers’ nonpublic personal information with third parties. This disclosure must be made to customers at the time the customer relationship is established and, in some cases, at least annually thereafter.

•

Under the Truth in Lending Act and Regulation Z promulgated thereunder, we must disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total number and amount of payments and payment due dates to repay the indebtedness.

•

Under the Equal Credit Opportunity Act and Regulation B promulgated thereunder, we cannot discriminate against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age. We are also required to disclose to customers who have been declined their rights and the reason for their having been declined.

•

Under the Military Lending Act, we are required to identify certain members of the armed forces serving on active duty and their dependents, and provide them with certain protections when becoming obligated on a consumer credit transaction. These protections include: a limit on the Military Annual Percentage Rate (which for us is the same as the APR) of 36%, certain required disclosures before origination, a prohibition on charging prepayment penalties and a prohibition on arbitration agreements.

•

Under the Servicemembers Civil Relief Act, there are limits on interest rates chargeable to military personnel and civil judicial proceedings against them, and there may be limitations on our ability to collect on a loan originated with an obligor who is on active duty status and up to nine months thereafter.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Under Section 5 of the Federal Trade Commission Act, we are prohibited from engaging in unfair and deceptive acts and practices.

•

Under the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, we are authorized to create legally binding and enforceable agreements utilizing electronic records and signatures and are required to obtain a consumer’s consent to receive electronically disclosures required under federal and state laws and regulations.

•	Under the Bank Secrecy Act, we are required to maintain anti-money laundering, customer due diligence and record-keeping policies and procedures.

•	Under the Bankruptcy Code, we are limited in seeking enforcement of debts against parties who have filed for bankruptcy protection.

•

Under the Federal CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing Sales Rule, we are limited in the ways in which we can market and service our loans or other products and services by use of email or telephone marketing.

•	Under the Electronic Fund Transfer Act, we must obtain consumer consents prior to receiving electronic transfer of funds from consumers’ bank accounts.

We are registered with Financial Crimes Enforcement Network, or FinCEN, as a Money Services Business, or MSB, in relation to the reloadable debit card issued by Metabank, for which we act as program manager. We have been registered as an MSB since March 2012. In connection with our role as program manager for the issuer of our reloadable debit cards, we are also required to be compliant with the USA PATRIOT Act, Office of Foreign Assets Control, Bank Secrecy Act, Anti-Money Laundering laws, and Know-Your-Customer requirements and certain state money transmitter laws. These laws create heightened liability and a duty to provide oversight by certain senior members of management; we have dedicated compliance and operational resources to help ensure these requirements are met. An independent third party is required to conduct an annual anti-money laundering audit of the company due to our status as a MSB.

We are also affected by laws and regulations that apply to businesses in general, as well as to consumer lending. This includes a range of laws, regulations and standards that address information security, data protection, privacy, wage and hour and other human resources issues, among other things.

Compliance

We review our consumer contracts, policies and procedures to ensure compliance with applicable regulatory laws and regulations. We have built our systems and processes with controls in place in order to permit our policies and procedures to be followed on a consistent basis. For example, loan pricing terms are programmed into our loan origination software and all loan documentation is computer generated, so there is no need or opportunity for manual intervention.

In addition, to ensure proper controls are in place to maintain compliance with the consumer protection related laws and regulations, we have a compliance management system that leverages four key control components:

•

Governance—We have established both internal and board level committees that provide oversight over our compliance management system, approve certain policies, and receive periodic updates on compliance related matters. Our General Counsel and Chief Compliance Officer reports directly to our Chief Executive Officer and reports on compliance-related items quarterly to the audit and risk committee of the board of directors.

•	Compliance Program—Our compliance program is designed to ensure we have tracking of, and adequate controls in place around regulatory requirements through a series of compliance risks

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

assessments. We also maintain a comprehensive suite of compliance related policies, and train our workforce on these policies upon new hire, and annually thereafter. Our compliance department also conducts regular monitoring and testing of the business units to ensure adherence to the regulations as well as to the compliance related policies.

•

Customer Complaints—We maintain protocols for the collection, escalation, response, and reporting of customer complaints. This includes all complaints from regulators, directed to executives or any complaint that may raise a compliance issue. Complaint trends are analyzed and reported regularly to management and to the board so corrective action can be taken to address potential customer issues.

•

Compliance Internal Audit—Internal Audit provides senior management and the board with independent, objective and timely assurance over the effectiveness of governance, risk management and controls which mitigate current and evolving risks, including compliance risks. Internal Audit includes regulatory requirements audits when appropriate and conducts periodic audits over the compliance management system.

While no compliance program can assure that there will not be violations, or alleged violations, of applicable laws, we believe that our compliance management system is reasonably designed and managed to minimize compliance related risks.

Information Technology, Infrastructure and Security

Our applications, including our proprietary work flow management system that handles loan application, document verification, loan disbursement and loan servicing, are architected to be highly available, resilient, scalable and secure. Supporting systems are deployed in a hybrid cloud environment hosted in industry-leading data center and cloud service providers that are N+1 compliant.

We deploy our information technology services and applications across multiple data centers using best of breed network, telephony, server, storage, database and end user services, hardware and operating systems. We design our infrastructure to be load balanced across multiple sites and automatically scale up and down to meet peaks in demand and maintain good application performance.

We have fully redundant data centers in place. Disaster recovery and business continuity plans and tests have been completed, which help to ensure our ability to recover in the event of a disaster or other unforeseen event. We back up our mission critical applications and production databases daily and retain them in compliance with our policies. In the event of a catastrophic disaster affecting one of our hosting facilities, we can restore production databases from a backup to minimize disruption of service. Furthermore, additional measures for operational recovery include real-time replication of production databases for quick failover. In the event of database restores, we perform data consistency checks to validate the integrity of the data recovery process.

We conduct enterprise growth planning analyses to ensure that our technology solutions are aligned with the needs of our business. We believe that we have enough physical capacity to support our operations for the foreseeable future.

We believe that operating a secure business must span people, process, and technology. We build security awareness into our corporate communications and training efforts, and we routinely hold security roundtables with our department leads.

We have deep experience with deploying secure environments and have partnered with industry-leading cloud service providers to host, manage and monitor our mission-critical systems. If required, sensitive data at rest is encrypted with industry standard advanced encryption standards, or AES, using keys that we manage. We ensure our network security with redundant multi-protocol label switching, or MPLS, circuits and site-to-site virtual private networks, or VPNs, that provide a secure, private cloud network and allow us to monitor our sites

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

behind our secure firewalls. Because we collect and store extensive amounts of customer personally identifiable information, we have invested in industry-proven methods of information security and we take our obligations to protect that information and avoid data breaches very seriously. These activities are supplemented with real-time monitoring and alerting for potential intrusions.

Our Intellectual Property

We protect our intellectual property through a combination of trademarks, trade dress, domain names, copyrights and trade secrets, as well as contractual provisions and restrictions on access to or use of our proprietary technology. We currently have no patent applications on our proprietary risk model, underwriting process or loan approval decision making process because applying for a patent would require us to publicly disclose such information, which we regard as trade secrets. We may pursue such protection in the future to the extent we believe it will be beneficial.

We have trademark rights in our name, our logo, and other brand indicia, and have trademark registrations for select marks in the United States and many other jurisdictions around the world. We will pursue additional trademark registrations to the extent we believe it will be beneficial. We also have registered domain names for websites that we use in our business. We may be subject to third party claims from time to time with respect to our intellectual property. See “—Legal Proceedings” below.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and intellectual property rights agreements with our employees, consultants, contractors and business partners. Under such agreements, our employees, consultants and contractors are subject to invention assignment provisions.

Our People

We had 2,215 full-time and 588 part-time employees worldwide as of September 30, 2018. This includes 408 corporate employees, including engineers, data scientists, analysts and employees in other corporate departments such as marketing, product, finance, compliance and legal. Additionally, we have 1,058 employees at our retail locations and 1,337 employees at our three contact centers in Mexico. We also utilize 512 full-time equivalent staff at two third-party contact centers in Colombia, who are employed by our workforce management vendors. Our contact center staff provides loan application processing, document verification, customer service, loan servicing and other related back-office services.

We consider our relationship with our employees to be positive, and we have not had any work stoppages. Additionally, none of our U.S. employees are represented by a labor union or covered by a collective bargaining agreement.

We are a mission and values-driven company that is focused on fostering a great place to work that gives our employees career development and leadership opportunities. The mission of our human resources group is to attract, develop, motivate and retain a diverse workforce that supports our company’s mission, values and principles. As with our customers, we are committed to continuously improving our employees’ experience and can point to the following achievements and programs that show our commitment to our employees:

•

Multiple workplace awards: For three years, we have been named one of the SF Bay Area’s “Best Places to Work” by the San Francisco Business Times and Silicon Valley Business Journal, and we were also named one of the 2018 American Banker’s Best Places to Work in Financial Technology.

•

Volunteer programs: Supported by our paid volunteer time off policy, employees are encouraged to donate one percent of their time to qualified nonprofits through volunteer activities in their communities.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•

Social impact initiative: Since 2016, we have donated, annually, one percent of our net income to our social impact initiative, including support for nonprofit organizations through funding grants, thereby infusing a portion of our earnings back into the communities where our employees and customers live and work.

Oportun Foundation

We understand that our long-term success is linked to the success of our customers and the communities we serve. That is why we annually dedicate one percent of our net profits to support charitable programs and nonprofit partnerships that help strengthen the communities in which we operate and our employees live and work. As part of our strategy to sustain this commitment over the long term, our board of directors has authorized us to establish the Oportun Foundation. We believe that the creation of the Oportun Foundation will support programs that improve the financial capability and economic well-being of people living in underserved communities, strengthen our community presence, foster employee morale and promote positive brand visibility. From time to time, we may fund the operations of Oportun Foundation in a variety of ways, including issuing shares of our capital stock, which we do not expect to exceed one percent of our outstanding capital stock in the aggregate.

Facilities

Our corporate headquarters is located in San Carlos, California, where we lease approximately 100,000 square feet of office space pursuant to a lease expiring in February 2026. We lease additional offices in Frisco, Texas; Los Angeles, California; and Modesto, California and also lease three contact center locations in Mexico. We operate over 300 retail locations and co-locations across California, Illinois, Texas, Utah, Nevada, Arizona, New Mexico, New Jersey and Florida. Our retail locations are co-located within other retail locations, such as grocery stores, or are standalone locations. We lease our locations pursuant to multiple lease agreements, including under month-to-month terms. In addition, we are currently subleasing a portion of our headquarters space to third parties. We plan to open additional retail locations each year as we continue to grow our business. See “Integrated Sales and Marketing Efforts—Retail locations” above for additional information. We believe that our facilities are sufficient for our current needs and that, should they be needed, additional facilities will be available to accommodate the expansion of our business.

Legal Proceedings

From time to time, we may bring or be subject to legal proceedings and claims in the ordinary course of business, including legal proceedings with third parties asserting infringement of their intellectual property rights and shareholder claims.

On June 26, 2015, a complaint, captioned Kerrigan Capital LLC and Kerrigan Family Trust v. David Strohm, et. al., CIV 534431, or the Kerrigan Lawsuit, was filed in the Superior Court of the State of California, County of San Mateo, against certain of our current and former directors, officers and certain of our stockholders. In general, the complaint alleges that the defendants breached their fiduciary duties to our common stockholders in their capacities as officers, directors and/or controlling stockholders by approving certain preferred stock financing rounds that diluted the ownership of our common stockholders and that certain defendants allegedly aided and abetted such breaches. Neither we nor any of our corporate affiliates have been named as a defendant. The complaint has been brought as a class action on behalf of all holders of our common stock and seeks unspecified monetary damages and other relief. In June 2017, the Court certified a class of our common stockholders. While we believe the claims in the Kerrigan Lawsuit are without merit, the cost to litigate is significant and the outcome is uncertain. Therefore the parties signed a Stipulation and Agreement of Settlement dated July 25, 2018, or the Settlement Agreement. We indemnify certain of our current and former directors and officers and stockholders to whom we have indemnification obligations for certain fees incurred in connection with this matter, and if such directors, officers and stockholders incur any losses in connection with this matter,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

we may be required to indemnify them for such losses. As a result of our indemnification obligations, pursuant to the Settlement Agreement, we have agreed to pay $7.5 million to settle the Kerrigan Lawsuit, and, as part of such settlement, have offered to purchase from certain eligible holders defined in the Settlement Agreement, up to an aggregate of 500,000 shares of our common stock at a purchase price of $2.69 per share in cash, subject to a tender offer which expired on September 4, 2018. Pursuant to the tender offer, an aggregate of 333,165 shares of our common stock were tendered for a total purchase price of $0.9 million, which was paid upon final approval of the Settlement Agreement by the Superior Court.

On June 13, 2017, a complaint, captioned Atinar Capital II, LLC and James Gutierrez v. David Strohm, et. al., CGC 17-559515, or the Atinar Lawsuit, was filed by plaintiffs James Gutierrez and Atinar Capital II, LLC (an LLC controlled by Gutierrez) in the Superior Court of the State of California, County of San Francisco, against certain of our current and former directors and officers, and certain of our stockholders. The complaint seeks unspecified monetary damages and other relief. Neither we nor any of our corporate affiliates have been named as a defendant. The plaintiffs originally were part of the putative class in the Kerrigan Lawsuit described above but were excluded from the class in the Court’s class certification ruling. The plaintiffs then filed suit arising out of the same allegations as the Kerrigan Lawsuit, but covering a more limited series of financings. We indemnify our current and former directors and officers and stockholders to whom we have indemnification obligations for fees incurred in connection with this matter, and if such directors, officers and stockholders incur any losses in connection with this matter, we may be required to indemnify them for such losses.

On January 2, 2018, a complaint, captioned Opportune LLP v. Oportun, Inc. and Oportun, LLC, Civil Action No. 4:18-cv-00007, or the Opportune Lawsuit, was filed by plaintiff Opportune LLP in the United States District Court for the Southern District of Texas, against us and our wholly-owned subsidiary, Oportun, LLC. The complaint alleges various claims for trademark infringement, unfair competition, trademark dilution and misappropriation against us and Oportun, LLC. The complaint calls for injunctive relief requiring us and Oportun, LLC to cease using our marks, but does not ask for monetary damages. In addition, on January 2, 2018, the plaintiff also initiated a cancellation proceeding, Proceeding No. 92067634, before the Trademark Trial and Appeal Board seeking to cancel certain of our trademarks, or the Cancellation Proceeding and, together with the Opportune Lawsuit, the Opportune Matter. On March 5, 2018, the Trademark Trial and Appeal Board granted our motion to suspend the Cancellation Proceeding pending final disposition of the Opportune Lawsuit. On April 24, 2018, the Court dismissed with prejudice the plaintiff’s misappropriation claim. No trial date has been set.

We believe that the Atinar Lawsuit and the Opportune Matter are without merit and we intend to vigorously defend the actions. These legal proceedings, as with any other litigation, are subject to uncertainty and there can be no assurance that this litigation will not have a material adverse effect on our business, results of operations, financial position or cash flows.

Except as provided above, we are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our current executive officers and directors as of                 , 2018:

Name	Age	Position(s)

Executive Officers:

Raul Vazquez	47	Chief Executive Officer and Director

Jonathan Coblentz	48	Chief Financial Officer and Chief Administrative Officer

Patrick Kirscht	51	Chief Credit Officer

Joan Aristei	59	General Counsel and Chief Compliance Officer

David Needham	37	Chief Technology Officer

Matthew Jenkins	50	Chief Operations Officer

Non-Employee Directors:

Aida M. Alvarez(1)(2)	68	Director

Jo Ann Barefoot(3)(4)	69	Director

Jules Maltz(1)	39	Director

Louis P. Miramontes(2)(3)	64	Director

Carl Pascarella(2)(4)(5)	75	Director

David Strohm(1)(2)	70	Director

R. Neil Williams(3)(4)	65	Director

(1)	Member of the compensation and leadership committee.
(2)	Member of the nominating, governance and social responsibility committee.
(3)	Member of the audit and risk committee.
(4)	Member of the credit risk and finance committee.
(5)	Lead director.

Executive Officers

Raul Vazquez has served as our Chief Executive Officer and as a member of our board of directors since April 2012. Prior to joining Oportun, Mr. Vazquez served in various positions since 2002 at Walmart.com and Wal-Mart Stores, Inc., including three years as Chief Executive Officer of Walmart.com. Mr. Vazquez has served as member of the board of directors of Intuit, Inc. since May 2016 and also serves on the board of directors of the National Association for Latino Community Asset Builders (NALCAB). He previously served as a director of Staples, Inc. from 2013 to 2016. In addition, Mr. Vazquez has served as a member of the Consumer Advisory Board of the BCFP and the Community Advisory Council of the Federal Reserve Board, where he also served as Chair. Mr. Vazquez received a B.S. and M.S. in Industrial Engineering from Stanford University and an M.B.A. from the Wharton Business School at the University of Pennsylvania. We believe Mr. Vazquez’ experience in our industry, his role as our Chief Executive Officer and his extensive insight into our company enable him to make valuable contributions to our board of directors.

Jonathan Coblentz has served as our Chief Financial Officer since July 2009 and our Chief Administrative Officer since September 2015. Prior to joining Oportun, Mr. Coblentz served as Chief Financial Officer and Treasurer of MRU Holdings, Inc., a publicly-traded student loan finance company, from April 2007 to February

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

2009. Prior to joining MRU Holdings, Mr. Coblentz was a Vice President at Fortress Investment Group, LLC, a global investment management company. Prior to his time at Fortress, Mr. Coblentz spent over seven years at Goldman, Sachs & Co. Mr. Coblentz began his career at Credit Suisse First Boston. Mr. Coblentz received a B.S., summa cum laude, in Applied Mathematics with a concentration in Economics from Yale University.

Patrick Kirscht has served as our Chief Credit Officer since October 2015, and previously served as our Vice President, Risk Management and Chief Risk Officer from October 2008 to October 2015 and our Senior Director, Risk Management from January 2008 to October 2008. Prior to joining Oportun, Mr. Kirscht was Senior Vice President of Risk Management for HSBC Card Services, Inc., the consumer credit card segment of HSBC Holdings, from 2007 to 2008. Mr. Kirscht joined HSBC Card Services in 2005 as part of HSBC’s acquisition of Metris Companies Inc., a start-up mono-line credit card company. Mr. Kirscht joined Metris Companies in 1995, where he served as Vice President of Planning and Analysis until he moved to Risk Management in 2004. Mr. Kirscht received a B.S. in Economics with a minor in Statistics, a B.S. in Business and an M.B.A. from the University of Minnesota.

Joan Aristei has served as our General Counsel and Chief Compliance Officer since March 2018, and previously served as our Chief Compliance Officer from March 2017 until March 2018. Ms. Aristei previously served as our Vice President, Compliance since May 2014. Prior to joining Oportun, Ms. Aristei was a Director at Citi Private Bank from October 2010 to May 2014, where she served as head of Banking and Lending Product Compliance. Ms. Aristei was also previously Assistant General Counsel and Chief Compliance Officer for JP Morgan Chase & Company, in its auto finance and student lending division, where she led the establishment of a compliance framework for JP Morgan’s auto finance business after its merger with Bank One. Ms. Aristei received a B.A. in Chemistry and in French Literature from the University of California, San Diego, an M.B.A. from the UCLA Anderson School of Management and a J.D. from Loyola Law School.

David Needham has served as our Chief Technology Officer since March 2017, and previously served as our Vice President, Engineering and IT from March 2014 to March 2017, and joined as our Vice President, Engineering in October 2012. Prior to joining Oportun, Mr. Needham was a Vice President at @WalmartLabs, Wal-Mart Store Inc.’s Silicon Valley technology innovation lab, from October 2011 to September 2012. Mr. Needham was also Vice President, Product Development at Samsclub.com, an online retail company, from May 2011 to October 2011, and Senior Director, Product Management for Walmart.com, an online retail company, from January 2010 to May 2011. Earlier in Mr. Needham’s career, he held various technical product management roles at Sycle.net, Tradami and UPS-Supply Chain Solutions, where he focused on the development of Software as a Service based business solutions. Mr. Needham received a B.S. in Business from the University of San Francisco.

Matthew Jenkins has served as our Chief Operations Officer since November 2016. Prior to joining Oportun, Mr. Jenkins was the Head of Global Consumer Operations Functions at Citigroup Inc., or Citi, from April 2015 to November 2016. In his prior role, Mr. Jenkins served as the Cards Chief Operations Officer at Citi from July 2011 to April 2015. From September 1999 to July 2011, Mr. Jenkins held various leadership roles of increasing scope and responsibility within consumer operations at Citi. Prior to Citi, Mr. Jenkins worked at First USA/Bank One’s Cardmember Service team from September 1995 to September of 1999 in various capacities, most recently as the Chief Finance Officer and Director of Business Analytics. Mr. Jenkins also served in the U.S. Army from 1988 to 1992, where he worked as an Intelligence Analyst and Spanish Linguist. Mr. Jenkins received a B.A. in Economics, summa cum laude, from the University of Texas at Austin.

Non-Employee Directors

The Honorable Aida M. Alvarez has served as a member of our board of directors since August 2011. In addition to serving on our board of directors, Ms. Alvarez has served as member of the board of directors of HP Inc. since 2016, K12 Inc. since 2017 and Zoosk, Inc. since 2014. Ms. Alvarez was the former Administrator of the U.S. Small Business Administration and was a member of President Clinton’s Cabinet from 1997 to 2001.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

From 1993 to 1997, Ms. Alvarez was the founding Director of the Office of Federal Housing Enterprise Oversight. Prior to 1993, she was a vice president in public finance at First Boston Corporation, an investment bank, and Bear Stearns & Co., Inc., an investment bank. She also previously served on the board of directors of Wal-Mart Stores, Inc., PacifiCare Health Systems, Union Bank, N.A. and UnionBanCal Corporation. Ms. Alvarez received a B.A. in English literature from Harvard College, as well as honorary doctorates from Bethany College, Iona College, Mercy College and the Inter-American University of Puerto Rico. Ms. Alvarez was elected to serve on the Harvard Board of Overseers. We believe Ms. Alvarez’s extensive experience in government and public service, investment banking and finance, and her knowledge of our company enables her to make valuable contributions to our board of directors.

Jo Ann Barefoot has served as a member of our board of directors since October 2016. Ms. Barefoot is the founder and CEO of Barefoot Innovation Group and has been the CEO since April 2012. Ms. Barefoot was a Senior Fellow at the John F. Kennedy School of Government’s Mossovar-Rahmani Center for Business & Government at Harvard University from July 2015 to June 2017. Ms. Barefoot also serves as a consultant to a number of private consumer finance companies, and invests and advises fintech startups. She served on the Consumer Advisory Board of the Bureau of Consumer Financial Protection, and currently serves as chair of the board of the Center for Financial Services Innovation and serves on the board of the National Foundation for Credit Counseling. Ms. Barefoot previously served as the Deputy Comptroller of the Currency, staff of the U.S. Senate Committee on Banking, Housing and Urban Affairs, as Co-Chair of the consulting firm Treliant Risk Advisors, as a Partner and Managing Director at KPMG Consulting and as Director of Mortgage Finance for the National Association of Realtors. Ms. Barefoot received a B.A. in English from the University of Michigan and an M.A. in economics from the George Washington University. We believe that Ms. Barefoot’s deep understanding of consumer finance and experience in government and community service provide her with a uniquely diverse perspective that benefits our board of directors.

Jules Maltz has served as a member of our board of directors since August 2013. Mr. Maltz is a General Partner at Institutional Venture Partners, or IVP, where he has worked since August 2008. At IVP, Mr. Maltz focuses on later-stage venture investments in rapidly growing internet and software companies. Mr. Maltz currently serves on the board of directors of Indiegogo, NerdWallet, Tala, and TuneIn. Mr. Maltz received a B.A., magna cum laude, in Economics from Yale University and an M.B.A. from Stanford University. We believe Mr. Maltz’s experience as an investor and board member in rapidly growing internet and software companies enables him to make valuable contributions to our board of directors.

Louis P. Miramontes has served as a member of our board of directors since October 2014. Mr. Miramontes is a CPA and financial executive. He was a senior partner at KPMG LLP, a public accounting firm, from 1986 to September 2014, where he served in leadership functions, including Managing Partner of the KPMG San Francisco office and Senior Partner KPMG’s Latin American Region. Mr. Miramontes was also an audit partner directly involved with providing audit services to public and private companies, which included working with client boards of directors and audit committees regarding financial reporting, auditing matters, SEC compliance and Sarbanes-Oxley regulations. Mr. Miramontes currently serves on the board of directors of Lithia Motors, Inc., and Rite Aid Corporation. Mr. Miramontes received a B.S. in Business Administration from California State University, East Bay, and he is a Certified Public Accountant in the State of California. We believe Mr. Miramontes is qualified to serve on our board of directors due to his professional experience and deep audit and financial reporting expertise.

Carl Pascarella has served as a member of our board of directors since March 2010. Mr. Pascarella is an Executive Advisor at TPG Capital, a leading global private equity firm, and has served in that capacity since August 2005. Mr. Pascarella joined TPG after retiring in 2005 from Visa U.S.A., Inc., a financial services company, where he served as the President and Chief Executive Officer for 12 years. Mr. Pascarella also served as President and CEO of Visa International’s Asia-Pacific Region and Director of the Asia-Pacific Regional Board. Prior to joining Visa International, Mr. Pascarella held positions as Vice President of the International Division of Crocker National Bank and Vice President, Metropolitan Banking, at Bankers Trust Company. We

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

believe Mr. Pascarella’s leadership background as well as his extensive management experience in our industry enable him to make valuable contributions to our company and our board of directors.

David Strohm has served as a member of our board of directors since February 2007. Mr. Strohm has been affiliated with Greylock Partners, a venture capital firm, since 1980, where he has served as a Partner since January 2001, and previously served as a General Partner from 1983 to 2001. Mr. Strohm currently serves as a director of several private companies. Mr. Strohm was previously also a director of DoubleClick, Inc. from 1997 to 2005, Internet Security Systems, Inc. from 1996 to 2006, SuccessFactors, Inc. from 2001 to 2010, EMC Corporation from 2003 to October 2015 and VMware, Inc. from 2007 to October 2015. Mr. Strohm received a B.A. from Dartmouth College and an M.B.A. from Harvard Business School. We believe that Mr. Strohm’s extensive experience as an investment professional in our industry and as a director of various companies, many of which are publicly traded, enables him to make valuable contributions to our company and our board of directors.

R. Neil Williams has served as a member of our board of directors since November 2017. Mr. Williams has served as Executive Vice President and Chief Financial Officer at Intuit Inc. from January 2008 to February 2018. Prior to joining Intuit, from April 2001 to September 2007, Mr. Williams served as Executive Vice President of Visa U.S.A., Inc. and from November 2004 to September 2007, he served as Chief Financial Officer. During the same period, Mr. Williams held the dual role of Chief Financial Officer for Inovant LLC, Visa’s global IT organization. He has been an independent director of RingCentral, Inc. since March 2012 and Amyris, Inc. since May 2013. His previous banking experience includes senior financial positions at commercial banks in the Southern and Midwestern regions of the United States. Mr. Williams, a certified public accountant, received his bachelor’s degree in business administration from the University of Southern Mississippi. We believe that Mr. Williams’s professional experience in the areas of finance, accounting and audit oversight enables him to make valuable contributions to our company and our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Jo Ann Barefoot and Jules Maltz and their terms will expire at the annual general meeting of stockholders to be held in 2019;

•	The Class II directors will be Aida Alvarez, David Strohm and Louis Miramontes and their terms will expire at the annual general meeting of stockholders to be held in 2020; and

•	The Class III directors will be Carl Pascarella, Neil Williams and Raul Vazquez and their terms will expire at the annual general meeting of stockholders to be held in 2021.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Our board of directors currently consists of eight directors. The members of our board of directors were elected in compliance with the provisions of our amended and restated certificate of incorporation and a voting agreement among certain of our stockholders. The voting agreement will terminate upon the closing of this offering and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors. Our amended and restated certificate of incorporation to become effective upon the closing of this offering will permit our board of directors to establish by resolution the authorized number of directors. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. At each annual meeting of stockholders, directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by a resolution of the board of directors.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the NASDAQ Global Market. Under the listing requirements and rules of the NASDAQ Stock Market, independent directors must comprise a majority of a listed company’s board of directors within twelve months after its initial public offering. In addition, the rules of the NASDAQ Stock Market require that, subject to specified exceptions and phase-in periods following its initial public offering, each member of a listed company’s audit committee, compensation and governance and nominating committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of the NASDAQ Stock Market, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of our audit committee, our board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors, except Raul Vazquez, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC, and the listing requirements and rules of the NASDAQ Stock Market. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors also determined that Jo Ann Barefoot, Louis P. Miramontes and R. Neil Williams, who are members of our audit and risk committee, upon the completion of this offering, satisfy the independence standards for the audit committee established by applicable SEC rules and the listing standards of the NASDAQ Stock Market and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each of Aida M. Alvarez, Jules Maltz and David Strohm, who are members of our compensation and leadership committee, upon the completion of this offering, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Each member of the compensation and leadership committee is independent within the meaning of the applicable listing standards, is a non-employee director and is free from any relationship that would interfere with the exercise of his or her independent judgment.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Board Committees

Our board of directors has established an audit and risk committee, a compensation and leadership committee, a nominating, governance and social responsibility committee and a credit risk and finance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit and Risk Committee

Our audit and risk committee consists of Jo Ann Barefoot, Louis P. Miramontes and R. Neil Williams. The chair of our audit and risk committee is Mr. Miramontes, who our board of directors has determined is an “audit committee financial expert” as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the listing standards of the NASDAQ Stock Market. Our board of directors has also determined that each member of our audit and risk committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit and risk committee member’s scope of experience and the nature of their experience in the corporate finance sector.

The primary purpose of the audit and risk committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our audit and risk committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for the receipt, retention and treatment of complaints received by us anonymously about questionable accounting or audit matters;

•	reviewing our financial statements and critical accounting policies, practices and estimates;

•	reviewing the scope, adequacy and effectiveness of our internal controls over financial reporting;

•	reviewing our policies on risk assessment and risk management;

•	considering and approving or disapproving any related-party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm that describes our internal quality-control procedures, any material issues with such procedures, as well as any steps taken to deal with the issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation and Leadership Committee

Our compensation and leadership committee, or the compensation committee, consists of Aida M. Alvarez, Jules Maltz and David Strohm. The chair of our compensation committee is Mr. Strohm.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving, or recommending that our board of directors approve, the compensatory arrangements with our executive officers and other senior management;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our equity award plans, compensation plans and similar programs;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisers;

•

planning for succession to the offices of our executive officers and making recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;

•	evaluating and approving compensation plans and programs and evaluating and approving the modification or termination of our existing plans and programs; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees and evaluating our overall compensation strategy.

Nominating, Governance and Social Responsibility Committee

Our nominating, governance and social responsibility committee consists of Aida M. Alvarez, Louis P. Miramontes, Carl Pascarella and David Strohm. The chair of our nominating, governance and social responsibility committee is Ms. Alvarez. Specific responsibilities of our nominating, governance and social responsibility committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	reviewing the performance of our board of directors, including committees of the board of directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	developing and making recommendations to our board of directors regarding corporate governance policies and matters; and

•

overseeing and reviewing our policies, processes, procedures and strategies with respect to matters of corporate social responsibility, responsible lending practices, government relations and environmental sustainability and other social and public matters of significance to the company.

Credit Risk and Finance Committee

Our credit risk and finance committee consists of Carl Pascarella, Jo Ann Barefoot and R. Neil Williams. The chair of our credit risk and finance committee is Mr. Pascarella. Specific responsibilities of our credit risk and finance committee include:

•

reviewing the quality of our credit portfolio and the trends affecting that portfolio through the review of selected measures of credit quality and trends and such other information as it deems appropriate;

•	overseeing the effectiveness and administration of, and compliance with, our credit, pricing and collections policies through the review of our processes and reports, as appropriate;

•	reviewing the adequacy of the allowance for credit losses;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	overseeing our credit and pricing risk and making recommendations to management and our board of directors regarding such risks;

•	reviewing periodically with management our historical and projected compliance with the covenants and restrictions arising under our financial obligations and commitments;

•	assess and make recommendations to our board of directors regarding funding acquisitions, borrowing and lending strategy to meet profitability objectives; and

•	reviewing and making recommendations to our board of directors regarding financial transactions and commitments, including equity and debt financings, capital expenditures and financing arrangements.

Role of the Board in Risk Oversight

The audit and risk committee of our board of directors is primarily responsible for overseeing our risk management processes on behalf of our board of directors. Going forward, we expect that the audit and risk committee and credit risk and finance committee will receive reports from management and our company’s internal risk committees on at least a quarterly basis regarding our assessment of risks. In addition, the audit and risk committee and credit risk and finance committee report regularly to our board of directors, which also considers our risk profile. The credit risk and finance committee, audit and risk committee and our board of directors focus on the most significant risks we face and our general risk management strategies. While our board of directors oversees our risk management, management is responsible for day-to-day risk management processes. Our board of directors expects management and our company’s internal risk committees to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by our credit risk and finance committee, audit and risk committee and board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that our board of directors’ leadership structure, which also emphasizes the independence of our board of directors in its oversight of its business and affairs, supports this approach.

Code of Business Conduct

Effective upon the closing of this offering, we have adopted a code of business conduct that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the closing of this offering, the code of business conduct will be available on our website at www.oportun.com. We intend to disclose any amendments to the code of business conduct, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements. The inclusion of our website address in this prospectus does not incorporate by reference the information on or accessible through our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been an officer or employee of our company. None of our executive officers serve, or have served during the last fiscal year, as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Non-Employee Director Compensation

Our board of directors has granted equity awards from time to time to our non-employee directors as compensation for their service as directors. During 2017, we did not pay any fees or pay any other non-equity compensation to our non-employee directors. Directors may be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as the certificate of incorporation and bylaws that will become effective immediately upon the completion of this offering. During 2017, one director, Raul Vazquez, our Chief Executive Officer, was an employee. Mr. Vazquez’s compensation is discussed in “Executive Compensation.”

On November 29, 2017, we granted R. Neil Williams, a member of our audit and risk committee, an early-exercisable option to purchase 200,000 shares of our common stock at an exercise price of $2.26 per share. Twenty-five percent of the shares subject to the option vest on November 5, 2018 and the balance of the shares vest in 36 equal monthly installments thereafter, subject to continued service through each vesting date. This option was granted in connection with Mr. Williams’s appointment to our board of directors. The approval of this option for Mr. Williams is consistent with our past practices regarding initial equity grants for our newly-appointed directors.

Equity Incentive Compensation

The following table sets forth information regarding non-cash compensation earned by or paid to our non-employee directors during 2017:

Name	Option Awards(1) ($)	Total ($)
R. Neil Williams	201,073	201,073

(1)

The amount reported does not reflect the actual economic value that may be realized by Mr. Williams. Instead, this column reflects the aggregate grant date fair value of the option granted to Mr. Williams during 2017, as computed in accordance with FASB ASC 718 without regard to forfeitures. Assumptions used in the calculation of this amount is included in Note 2 to our financial statements included in this prospectus.

The table below lists the aggregate number of shares and additional information with respect to outstanding option awards held by each of our non-employee directors as of December 31, 2017.

Director	Number of Shares Subject to Outstanding Stock Options
Aida M. Alvarez	280,000
Jo Ann Barefoot	200,000
Jules Maltz	—
Louis P. Miramontes	200,000
Carl Pascarella	193,750
David Strohm	—
R. Neil Williams	200,000

Outside Director Compensation Policy

On August 30, 2018, our board of directors adopted a new compensation policy for our non-employee directors that will become effective in connection with this offering. This policy was developed with input from FW Cook regarding practices and compensation level at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this director compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board meetings.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Cash Compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services:

•	$40,000 per year for service as a board member;

•	$20,000 per year for service as a lead independent director;

•	$20,000 per year for service as chair of the audit and risk committee;

•	$10,000 per year for service as a member of the audit and risk committee;

•	$20,000 per year for service as chair of the compensation committee;

•	$10,000 per year for service as a member of the compensation committee;

•	$15,000 per year for service as chair of any other committee; and

•	$7,500 per year for service as a member of any other committee.

Each non-employee director who serves as the chair of a committee will receive both the additional annual fee as the chair of the committee and the additional annual fee as a member of the committee. All cash payments to non-employee directors are paid quarterly in arrears on a prorated basis.

Equity Compensation

Each non-employee director automatically will receive, on the date of each annual meeting of the Company’s stockholders following the effective date of the policy, an annual award of RSUs, each of which we refer to as an Annual Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) of $125,000, rounded to the nearest whole share. The Annual Award will vest on the one-year anniversary of the grant date of the Annual Award or, if earlier, the day before our annual meeting of stockholders that follows the grant date of the Annual Award, subject to the non-employee director continuing to provide services to us through the applicable vesting date.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis addresses the material components of our executive compensation program for the fiscal year ended December 31, 2017 for our named executive officers, or NEOs.

Our NEOs for fiscal year 2017 are as follows:

Raul Vazquez, our Chief Executive Officer;

Jonathan Coblentz, our Chief Financial Officer and Chief Administrative Officer;

Patrick Kirscht, our Chief Credit Officer;

Joan Aristei, our General Counsel and Chief Compliance Officer; and

David Needham, our Chief Technology Officer.

We provide an overview of our compensation philosophy, the objectives of our executive compensation program and each compensation component that we provide our executive officers. Additionally, we explain the approach and rationale taken by our compensation committee to arrive at the compensation policies and decisions relating to executive officers during 2017.

Governance and Compensation Policies

We have adopted robust governance and compensation policies and practices, including those listed below.

What We Do	What We Don’t Do
✓ Maintain compensation committee independence	× No excessive executive fringe benefits or perquisites
✓ Solicit advice from an independent compensation consultant	× No special executive retirement program

✓  Use multi-year vesting for all executive officer equity awards

✓  Select peer companies that we compete with for executive talent, have a similar business or are of similar size as us, and review their pay practices

✓  Tie executive bonuses to meeting multiple key corporate objectives

✓  Provide compensation mix that emphasizes pay for performance

×   No hedging or pledging of Company stock

×   No multi-year pay guarantees within employment agreements

×   No single trigger change in control arrangements

×   No tax gross-ups or other reimbursements for any tax liability as a result of the application of Section 280G, 4999 or 409A of the Code

Oversight and Design of our Compensation Program

Compensation Philosophy and Objectives

We operate in a highly competitive and rapidly evolving market, and we expect competition among companies in our market to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to recruit, incentivize and retain talented individuals. In order to accomplish our compensation objectives, we are guided by certain overarching values:

•	Commitment to our mission;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Focus on superior corporate results with appropriate consideration of risk; and

•	Fostering a merit-based culture, where rewards are distributed based upon results-focused goals.

Consistent with our compensation philosophy, the primary goals of our executive compensation programs are to:

•	Attract, motivate and retain highly qualified and experienced executives who can execute our business plans in a fast-changing, competitive landscape;

•	Recognize and reward our executive officers fairly for achieving or exceeding rigorous corporate and individual objectives; and

•	Align the long-term interests of our executive officers with those of our customers and stockholders.

Role of the Compensation Committee

As described above, the compensation committee is responsible for overseeing our compensation programs and policies, including our equity incentive plans. Our compensation committee operates under a written charter adopted and approved by our board of directors, under which our board retains concurrent authority with our compensation committee to approve compensation-related matters.

Each year, the compensation committee reviews and approves compensation decisions as they relate to our NEOs and other senior executive officers, including our CEO. The compensation committee initially establishes a framework by engaging in a baseline review of our current compensation programs, together with its independent compensation consultant and management, to ensure that they remain consistent with our business requirements and growth objectives. In this review, the independent compensation consultant is also asked to provide perspective on changing market practices as to compensation programs, with a particular focus on our identified peer group and other companies with whom we compete directly for talent, as discussed below under “Role of Compensation Consultants” and “Use of Competitive Market Data.” Following this review, the compensation committee considers the recommendations of our CEO, as discussed below under “Role of Management.” The compensation committee also manages the annual review process of our CEO, in cooperation with our lead director, in which all members of the board are asked to participate and provide perspective, resulting in a compensation committee recommendation to the full board regarding individual compensation adjustments for our CEO. As part of this review, the compensation committee considers several factors, including:

•	our corporate growth and other elements of financial performance;

•	individual performance and contributions to our business objectives;

•	the executive officer’s experience and scope of duties;

•	the recommendations of our CEO and other members of our management team;

•	retention risk;

•	internal pay equity; and

•	an executive’s existing equity awards and stock holdings, and the potential dilutive effect of new equity awards on our stockholders.

Our compensation committee does not currently have any formal policies for allocating compensation among short-term and long-term compensation or among cash and non-cash compensation. Instead, our compensation committee members rely on their judgment and extensive experience serving on the boards of publicly traded companies to establish a target total direct compensation opportunity for each NEO that they believe will best achieve the goals of our executive compensation program and our business objectives in any given year. The compensation committee retains flexibility to review our compensation structure periodically as needed to focus on different business objectives.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Role of Management

Our CEO works closely with the compensation committee in determining the compensation of our NEOs (other than his own) and other executive officers. Each year, our CEO reviews the annual performance of our NEOs and other executive officers and makes recommendations to the compensation committee (except as it relates to his own performance and compensation) regarding individual compensation adjustments, promotions, bonus pool funding, level of achievement of corporate goals and annual incentive plan payouts. Our CEO also identifies and recommends corporate and individual performance objectives for our annual incentive plan for approval by the compensation committee based on our business plan and strategic objectives for the relevant fiscal year, and makes recommendations on the size, frequency and terms of equity incentive awards and new hire compensation packages. These recommendations from our CEO are often developed in consultation with members of his senior management team, including our CFO, Chief People Officer, and General Counsel and Chief Compliance Officer.

In certain situations, our compensation committee may elect to delegate a portion of its authority to our CEO or a subcommittee. In March 2017, our compensation committee delegated to our CEO the authority to make employment offers to executive officer candidates at the senior vice president level without seeking the approval of the compensation committee. In addition, our compensation committee has delegated to a subcommittee, made up of our CEO, CFO, Chief People Officer, and General Counsel and Chief Compliance Officer, the authority to approve certain option grants to employees at and below the senior vice president level.

At the request of the compensation committee, our CEO typically attends a portion of each compensation committee meeting, including meetings at which the compensation committee’s compensation consultant is present. From time to time, various members of management and other employees, as well as outside legal counsel and consultants retained by management, attend compensation committee meetings to make presentations and provide financial and other background information and advice relevant to compensation committee deliberations. Our CEO and other NEOs may not participate in, or be present during, any deliberations or determinations of our compensation committee regarding their compensation or individual performance objectives.

Role of Compensation Consultants

The compensation committee has the authority under its charter to retain the services of one or more external advisors, including compensation consultants, legal counsel, accounting, and other advisors, to assist it in performance of its duties and responsibilities. The compensation committee makes all determinations regarding the engagement, fees, and services of these external advisors, and any such external advisor reports directly to the compensation committee.

In 2016, the compensation committee retained Frederic W. Cook & Co., Inc., or FW Cook, as its independent compensation consultant to provide continued support and advisory services to the compensation committee as it relates to our compensation program. FW Cook complies with the definition of independence under the Dodd-Frank Act and other applicable SEC and exchange regulations. Since 2016, FW Cook has been retained primarily to review our compensation peer group and to provide a competitive assessment of our executive compensation program. FW Cook performs no other services for us other than its work for the compensation committee.

Separately, in mid-2018 our CEO engaged Willis Towers Watson, or WTW, to conduct a competitive assessment for our CEO and his direct reports, including our NEOs, develop long-term incentive compensation guidelines based on competitive market data, and recommend share reserve levels for our equity incentive plans. WTW’s recommendations were shared with the compensation committee to inform their deliberations concerning 2018 annual refresh equity grants.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Use of Competitive Market Data

We strive to attract and retain the most highly qualified executive officers in an extremely competitive market. Accordingly, our compensation committee believes that it is important when making its compensation decisions to be informed as to the competitive market for executive talent, including the current practices of comparable public companies. Consequently, our compensation committee periodically reviews market data for each executive officer’s position, as described below.

The compensation committee used a peer group of companies, developed with the assistance of FW Cook, as a reference point in making 2017 executive compensation decisions. Because we are uniquely situated in both the financial services and technology industries, the number of directly comparable companies in terms of business operations and scope are limited. This peer group was selected among publicly-traded companies (i) with comparable total revenue and market capitalization in related industries (i.e., consumer finance, software and services), (ii) that have similar product offerings, or (iii) with whom we compete for executive talent. In September 2016, the compensation committee approved the 11 companies set forth below as our peer group which were considered in setting 2017 executive compensation:

Bankrate	LendingClub	Q2 Holdings
Envestnet	LendingTree	Regional Management
Financial Engines	OnDeck	Santander Consumer
Green Dot	OneMain

The compensation analyzed from the peer group is also supplemented with data from multiple executive compensation industry surveys that cover companies with comparable revenue size to us.

For purposes of the equity refresh grants discussed below under the heading “Elements of Executive Compensation and 2017 Compensation Decisions—Long-Term Incentive Compensation,” our compensation committee considered compensation data from the above-listed companies (other than BankRate, which was acquired in 2017), and the following additional consumer finance, fintech and technology companies, which includes Bay Area companies with whom we compete for talent:

Box	Elevate Credit	Pivotal Software
Cloudera	Ellie Mae	Prosper Marketplace
Coupa Software	Enova	SLM Corporation
CURO Group Holdings	GreenSky	Square
DocuSign	Okta	Twilio

The compensation data from the peer group and surveys assist the compensation committee in calibrating the appropriate compensation levels and program design, but are not determinative factors in setting our executives’ compensation. Moreover, our compensation committee does not engage in benchmarking to a specific percentile in the range of comparative data for each individual or for each component of compensation. Instead, our compensation committee, taking into consideration the factors described above, relied on the business experience of its members and on the recommendations of FW Cook and management to craft compensation packages appropriate for our executives.

Elements of Executive Compensation and 2017 Compensation Decisions

The key components of total compensation opportunity for each executive officer set by the compensation committee annually are short-term cash compensation (annual base salary and annual incentive award) and long-term equity incentive compensation (stock options and RSUs). The compensation committee generally allocates between total cash compensation and equity compensation in a way that substantially links executive compensation to corporate performance and strikes a balance between our short-term and long-term strategic goals. A significant portion of our NEOs’ total direct compensation opportunity is comprised of “at-risk”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

compensation in the form of performance-based bonus opportunities and equity awards in order to align the NEOs’ incentives with the interests of our stockholders and our corporate goals. We also provide our NEOs with certain severance and change in control benefits, as well as other benefits generally available to all our employees, including retirement benefits under our 401(k) plan and participation in our employee benefit plans.

Base Salaries

Base salary is designed to be a competitive fixed component that establishes a guaranteed minimum level of cash compensation of our executive officers. Base salaries are initially set through arm’s-length negotiation at the time of hiring, taking into account level of responsibility, qualifications, experience, prior salary level and competitive market data. Base salaries are then reviewed on an annual basis by the compensation committee and salary adjustments may be made based on factors discussed above under “Oversight and Design of our Compensation Program.”

In March 2016, the compensation committee approved an increase to Mr. Needham’s base salary in connection with his promotion to Senior Vice President, Technology. Separately, the compensation committee approved salary increases for Ms. Aristei and Mr. Needham in March 2017 in connection with their promotions to Chief Compliance Officer and Chief Technology Officer, respectively, given their enhanced responsibility and direct reporting status to our CEO. Except for these promotion-related increases, the base salaries of our NEOs for 2017 remained unchanged from their 2016 levels.

The 2017 base salaries in effect as of March 2017 for our NEOs were as follows:

Name	2017 Base Salary ($)
Raul Vazquez	450,000
Jonathan Coblentz	322,000
Patrick Kirscht	378,000
Joan Aristei(1)	315,000
David Needham(2)	315,000

(1)	Ms. Aristei’s base salary in 2016 and through March 2017 as Vice President, Regulatory Legal and Compliance was $249,260.
(2)	Mr. Needham’s base salary as of March 2016 until March 2017 as Senior Vice President, Technology was $300,000.

Annual Incentive Plan

Each of our NEOs were eligible to participate in our annual incentive plan for 2017. This performance-based cash compensation was designed to reward the achievement of annual corporate performance relative to pre-established goals, as well as individual performance, contributions and strategic impact. The compensation committee established target bonuses for each executive officer, denominated as a percentage of base salary. For 2017, Mr. Vazquez had a target bonus equal to 100% of base salary and each of Ms. Aristei and Messrs. Coblentz, Kirscht and Needham had target bonuses equal to 65% of their respective base salaries. The annual incentive payouts were weighted 75% on corporate performance and 25% on attainment of individual goals for all of our NEOs other than our CEO, whose annual incentive plan bonus is based solely on the attainment of corporate performance goals. The compensation committee believes that linking our CEO’s bonus solely to financial and other objective corporate metrics is appropriate given his role, and more directly aligns his pay with the our company’s performance. These 2017 bonus targets and the allocation between corporate and individual performance were the same as in 2016 for Messrs. Vazquez, Coblentz, and Kirscht, and represented increases in the target bonuses for Ms. Aristei (up from 40% in 2016) and Mr. Needham (up from 50% in 2016) and a change to the relative weight (which was previously 65% corporate/35% individual for both) in light of their recent promotions to positions with enhanced responsibility and a direct reporting relationship to our CEO.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Periodically throughout the year, the compensation committee agrees upon, reviews and approves, and may revise corporate performance goals and weightings for annual incentive awards based on our business priorities and annual operating plan. In early 2017, the compensation committee established the corporate and individual performance goals for the 2017 fiscal year. Initially, these included the same four categories used by the compensation committee in 2016 (listed as the first four categories in the table below), plus “On-Time Control Improvements” as a new performance goal for 2017. The relative weight of each goal was also adjusted from 2016 levels to de-emphasize categories where we had previously exceeded targets, and the 2017 targets were set by our compensation committee at a significant increase from the prior years’ target and were intended to be difficult, but potentially attainable. Subsequently in August 2017, the compensation committee added “Percentage of New Applications from New Initiatives” as an additional new performance goal, and adjusted the weighting of “Growth in Loans from New Customers” from 30% to 15%, to align the performance goals with our focus on new strategic initiatives.

For 2017, the compensation committee approved the six corporate goals and the respective weightings for each goal set forth below. The table below also shows the level of achievement in 2017 for each goal.

Performance Goal	2017 Weight(1)	Percent of Target Attained
Managed Receivables (2)	20%	85.4%
Pre-Tax Net Revenue Margin (3)	20	54.1
Mobile Loans from New Customers	20	119.8
Growth in Loans from New Customers	15	77.3
Percentage of New Applications from New Initiatives	15	133.2
On-Time Control Improvements	10	88.5

Total	100%	92.3%

(1)

For fiscal year 2016, the relative weights of the corporate performance goals were as follows: 40% for Managed Receivables; 30% for Pre-Tax Net Revenue Margin; 10% for Mobile Loans from New Customers; and 20% for Growth in Loans from New Customers.

(2)	Represents total gross receivables under management as of year-end.
(3)	Represents pre-tax income divided by net revenue.

The actual annual incentive payouts for our executives may be adjusted up or down based on the compensation committee’s discretion, but no such discretionary adjustments were made in 2017. The resulting overall weighted achievement related to corporate performance goals was 92.3% of target.

Individual annual incentive bonus goals and achievement for our NEOs other than our CEO vary depending on our strategic corporate initiatives and each executive officer’s responsibilities. While not exhaustive, below are certain key factors that the compensation committee, in consultation with our CEO, considered when determining the individual component of the annual bonus.

•	Our ability to improve and maintain our favorable credit agency ratings;

•	Improvements to functional finance performance and budgeting processes, and increased organizational effectiveness and efficiency;

•	Developments to our proprietary risk model and refinement of our credit data and analytics capabilities;

•	Expansion of our mobile platform into new jurisdictions and other enhancements to our technology-enabled solutions;

•	Increased cross-functional partnerships between our business leaders and legal department, and enhanced regulatory support; and

•	Delay in implementing a company-wide integrated financial and human capital management system.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

As a result of the 2017 corporate and individual performance, the following cash bonuses were awarded in March 2018 to each of our executives:

Name	Target Bonus ($)	Corporate Achievement (% of Target)	Individual Achievement (% of Target)	Bonus Payout (% of Target)	Bonus Payout ($)
Raul Vazquez	450,000	92.3	—	92.3	415,350
Jonathan Coblentz	209,300	92.3	70.0	86.7	181,515
Patrick Kirscht	245,700	92.3	100.0	94.2	231,511
Joan Aristei(1)	184,892	92.3	100.0	94.2	174,214
David Needham(1)	202,907	92.3	88.0	91.2	185,102

(1)	Bonus target pro-rated for 2017 salary adjustments in connection with promotions.

Long-Term Incentive Compensation

We have historically provided long-term incentive compensation in the form of equity compensation, and primarily through stock options that vest over a four-year period, subject to the executive’s continued service, which is consistent with the practices of companies in the technology sector with whom we compete for talent. The compensation committee believes that stock options are inherently performance-based, and automatically link executive pay to stockholder return, as the value realized by the executive from an award of stock options is dependent upon and directly proportionate to appreciation in stock price. Regardless of reported value in the Summary Compensation Table below, our NEOs will only receive value from their stock option awards if the price of our common stock increases above the price at time of grant, and remains above such price as the stock options continue to vest. Stock options also do not have downside protection, and the awards will not provide value to the holder when the stock price is below the exercise price.

Beginning November 2016, we granted “refresh” equity grants to certain employees based on seniority and performance in order to reward and retain such employees as we set our sights on a potential future public offering of our stock. For NEOs and other employees at the director level and above, these refresh equity grants were awarded as a mix of options and restricted stock units, or RSUs. The mix of options and RSUs granted to each recipient was determined as follows: the target number of shares was divided 50/50 as between options and RSUs, and then the number of shares allocated to the RSU award was divided by 2.5 in recognition that RSUs are so-called “full value” awards. Our compensation committee chose to grant RSUs to this group of employees in light of evolving market practices for pre-IPO companies with comparable valuations and the desire to further align the interests of our NEOs and senior employees with those of our stockholders. These RSUs include both service-based and performance-based conditions to vest in the underlying shares of common stock, and require that the employee remains employed through the date upon which both vesting criteria are met. The service-based condition is satisfied over a four-year period, with 25% meeting the service condition on the 30th day of the month in which the first anniversary of the vesting commencement date occurs, and 1/16 of the RSUs meeting the service condition on a quarterly basis over the remaining twelve quarters. The performance-based condition is satisfied on the first to occur of: (1) a change in control event, such as a sale of all or substantially all of our assets or a merger involving the sale of a majority of the outstanding shares of our voting capital stock; or (2) the first trading day following the expiration of the 180 day post-offering lock-up period discussed elsewhere in this prospectus.

Consistent with the compensation committee’s determinations not to adjust base salary and target bonuses for fiscal year 2017, no new equity awards were granted in 2017 to Messrs. Vazquez, Coblentz, and Kirscht, but Ms. Aristei and Mr. Needham received new stock option and RSU grants in March 2017 in connection with their promotions to Chief Compliance Officer and Chief Technology Officer, respectively, which are reflected below in the table under the heading “Grants of Plan-Based Awards in Fiscal Year 2017.” In making these awards to Ms. Aristei and Mr. Needham, the compensation committee considered the equity holdings of each such executive relative to other NEOs and the expanded scope of their new responsibilities, among other factors. In

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

addition, the compensation committee used the same approach described above for the November 2016 refresh grants when determining the mix of options and RSUs granted to each such executive.

In August 2018, in connection with our 2017 annual review process and performance year-to-date, we granted refresh equity grants of RSUs to NEOs and certain other executives. Our compensation committee chose to grant RSUs to this group of employees in light of evolving market practices for pre-IPO companies with comparable valuations and the desire to further align the interests of our NEOs and senior employees with those of our stockholders. In determining the amount of such grants, the compensation committee considered compensation data with respect to the 2017 peer group, as well as an expanded group of consumer finance and fintech/technology companies identified above “Oversight and Design of our Compensation Program—Use of Competitive Market Data.” These RSUs include both service-based and performance-based conditions to vest in the underlying shares of common stock, and require that the employee remains employed through the date upon which both vesting criteria are met. The service-based condition is satisfied over a four-year period, with 25% vesting on each anniversary of the vesting commencement date. The performance-based condition of these RSUs are identical to those set forth above. The compensation committee believes that these RSU awards serve as an effective retention tool and also align with our pay-for-performance philosophy and encourage completion of our long-term objectives.

The compensation committee has not established a formal policy for equity award grants to our NEOs or other employees. Historically, equity awards have been granted in connection with an executive’s initial employment or promotion, and thereafter on a periodic basis (generally annually through 2016) in order to retain and reward our NEOs based on factors such as individual performance and strategic impact, retention goals and competitive pay practices. The compensation committee generally determines the size and mix of equity awards to our NEOs in consultation with our CEO (except with respect to his own awards) and based on factors discussed above under “Oversight and Design of our Compensation Program.” The compensation committee intends to continue to monitor the existing equity holdings of our NEOs, including the percentage of equity awards that are vested or will become vested as a result of our offering, as well as other factors, when considering advisability of future equity grants to our NEOs.

Employment and Change in Control Arrangements

Each of our NEOs has entered into a written, at-will employment offer letter with us. Each NEO is also entitled to certain accelerated vesting benefits for then-unvested equity awards on a qualifying termination in connection with a change in control. In addition, our CEO, CFO and Chief Credit Officer are also eligible to receive cash severance benefits on a qualifying termination under the terms of their offer letter agreements and our CEO is entitled to reduced accelerated vesting benefits on a qualifying termination unrelated to a change in control. For a summary of the material terms and conditions of these employment offer letters and change in control agreements, see the section titled “—Employment, Severance and Change in Control Agreements.”

Our compensation committee periodically reviews the severance and change in control payments and benefits that we provide, including by reference to competitive market data, to ensure they remain appropriately structured and at reasonable levels. The compensation committee generally believes that that severance protection payments and benefits we offer are necessary to provide stability among our executive officers, serve to focus our executive officers on our business operations, and avoid distractions in connection with a potential change in control transaction or period of uncertainty.

401(k) Plan and Employee Benefits

During 2017, all full-time employees in the United States, including the NEOs, were eligible to participate in the Company’s 401(k) plan, a tax qualified retirement plan (with an employer match up to 4%). Other than the 401(k) plan, we do not provide defined benefit pension plans or defined contribution retirement plans to the NEOs or other employees.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We also offer a number of benefit programs to our full-time employees, including our NEOs, in the United States. These benefits include medical, vision and dental insurance, health and dependent care flexible spending accounts, wellness programs, short-term and long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage and business travel insurance. Full-time and part-time employees (those that work less than 30 hours per week) in the United States are eligible to receive paid parental leave.

Accounting Considerations

We recognize a non-cash charge to earnings for accounting purposes for equity awards. We expect that our compensation committee will continue to review and consider the accounting impact of equity awards in addition to considering the impact for dilution and shares eligible for future sale when deciding the amounts and terms of equity grants.

Deductibility of Executive Compensation

Section 162(m) of the Code, or Section 162(m) may limit the amount that we may deduct from our federal income taxes for compensation paid to certain of our executive officers to one million dollars per executive officer per year, unless certain requirements are met. Until December 31, 2017, Section 162(m) provided an exception from this deduction limit for certain forms of qualified performance-based compensation. This exception from the limit on deductibility under Section 162(m) for performance-based compensation was repealed, effective for taxable years beginning after December 31, 2017. As a result, compensation paid to certain executive officers in excess of one million dollars per year generally will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017 that have not been subsequently materially modified, or potentially for certain types of arrangements by virtue of a separate exception for certain compensation paid during a transition period following a company’s initial public offering. The availability of both of these exceptions for our compensation arrangements is currently uncertain, and we expect to evaluate this further once the Internal Revenue Service issues additional guidance.

While they are mindful of the benefit of the full deductibility of compensation, our board of directors and compensation committee believe that we should not be constrained by the availability of tax deductions in a way that could impair our flexibility in compensating our executive officers in a manner that promotes our corporate objectives. Therefore, our board of directors and compensation committee consider the deductibility of compensation, but reserve the right to make compensation decisions based on other factors as well if, in their judgment, such payments are appropriate to attract and retain executive talent or meet other business objectives.

Taxation of Parachute Payments and Deferred Compensation

We do not provide, and have no obligation to provide, any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 280G, 4999, or 409A of the Code. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change of control that exceed certain limits prescribed by the Code, and that the employer may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also may impose significant taxes on a service provider in the event that he or she receives deferred compensation that does not comply with the requirements of Section 409A of the Code.

Hedging and Pledging Policies

We have established an insider trading policy, which, among other things, prohibits short sales, engaging in transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding our securities. In addition, our named executive officers are prohibited from pledging any of our securities as collateral for a loan and from holding any of our securities in a margin account.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Risk Assessment

The compensation committee has reviewed our compensation programs to assess whether they encourage our employees to take excessive or inappropriate risks. After reviewing and assessing our compensation philosophy, policies and practices, including the mix of fixed and variable, short-term and long-term incentives and overall pay, incentive plan structures, and the checks and balances built into, and oversight of, each plan and practice, the compensation committee has determined that any risks arising from our compensation programs are not reasonably likely to have a material adverse effect on our company as a whole for the following reasons:

•

The fixed (base salary) component of our compensation program is designed to provide income independent of our stock price performance so that our employees will not focus exclusively on short-term stock price performance to the detriment of other important business metrics and the creation of long-term stockholder value.

•

The variable (cash bonus and equity) components of compensation are designed to reward both short-term and long-term company performance, which we believe discourages employees from taking actions that focus only on our short-term success.

•	We regularly monitor short-term and long-term compensation practices to determine whether management’s objectives have been met.

•

Our use of multiple performance objectives in our incentive compensation plans and our use of a single incentive compensation plan for our management team together minimize the risk that might be posed by the short-term variable component of our program.

The compensation committee, with the assistance of FW Cook intends to continue, on an on-going basis, a process of thoroughly reviewing our compensation policies and programs and risk mitigation strategies to discourage imprudent risk-taking activities.

Summary Compensation Table

The following table provides information regarding all compensation awarded to, earned by or paid to our NEOs during 2017.

Name and principal position	Salary ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)
Raul Vazquez	450,000	—	—	415,350	10,794	876,144
Chief Executive Officer

Jonathan Coblentz	322,000	—	—	181,515	10,800	514,315
Chief Financial Officer and Chief Administrative Officer

Patrick Kirscht	378,000	—	—	231,511	10,794	620,305
Chief Credit Officer

Joan Aristei	302,358	280,120	313,826	174,214	6,676	1,077,194
General Counsel and Chief Compliance Officer

David Needham	312,116	37,600	42,125	185,102	9,123	586,066
Chief Technology Officer

(1)

These columns reflect the aggregate grant date fair value of options and RSUs measured pursuant to FASB ASC 718 without regard to forfeitures. The assumptions used in calculating the grant date fair value of these awards are set forth in Note 2 to our financial statements included in this prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

(2)	Bonuses represent amounts paid under our annual incentive plan.
(3)	Amounts included in column represent 401(k) employer matching contributions.

Grants of Plan-Based Awards in Fiscal Year 2017

The following table provides information about cash bonuses for which our NEOs were eligible in fiscal 2017 under our annual incentive plan, and stock options and RSUs granted under our 2015 Plan in fiscal 2017 to our NEOs.

Name	Type of Award	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards ($)(1)	All Other Stock Awards: Number of Shares or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant- Date Fair Value of Stock and Option Awards ($)(2)
Raul Vazquez	Annual Incentive	—	450,000		—	—	—
Jonathan Coblentz	Annual Incentive	—	209,300	—	—	—	—
Patrick Kirscht	Annual Incentive	—	245,700	—	—	—	—
Joan Aristei	Annual Incentive	—	184,892	—	—	—	—
	Option	3/3/2017	—	—	372,500	1.88	313,831
	RSU	3/3/2017	—	149,000	—	—	280,120
David Needham	Annual Incentive	—	202,907	—	—	—	—
	Option	3/3/2017	—	—	50,000	1.88	42,125
	RSU	3/3/2017	—	20,000	—	—	37,600

(1)	Represents the target amount of annual cash incentive compensation for which the executive was eligible to receive under our annual incentive plan. There are no minimum thresholds or maximums.
(2)

This column reflects the aggregate grant date fair value of the options and RSUs measured pursuant to FASB ASC 718, without regard to forfeitures. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in Note 2 to our consolidated financial statements included elsewhere in the prospectus. These amounts do not reflect the actual economic value that may be realized by the named executive officer.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2017 Fiscal Year End

The following table provides information with respect to all outstanding stock options and RSUs held by our NEOs as of December 31, 2017. See also the discussion under the headings “—Employment, Severance and Change in Control Agreements’’ and ‘‘—Potential Payments and Benefits Upon Termination or Change in Control’’ below for information regarding the impact of certain employment termination scenarios on outstanding equity awards.

		Option Awards				Stock Awards
Name	Vesting Commencement Date(1)	Number of Unvested Securities Underlying Unexercised Options (#)(2)	Number of Vested Securities Underlying Unexercised Options (#)(3)	Option Exercise Price ($/sh)	Option Expiration Date	Number of Shares or Units That Have Not Vested (#)(4)	Market Value of Shares or Units That Have Not Vested ($)(5)
Raul Vazquez	4/9/2012	—	8,704,500	0.12	8/1/2022	—
	7/25/2013	—	1,250,000	0.40	7/24/2023	—
	9/10/2014	281,250	1,218,750	0.93	9/9/2024	—
	7/31/2015	791,667	1,208,333	2.43	9/28/2025	—
	11/30/2016	1,166,667	433,333	1.79	11/29/2026	—
	11/30/2016	—	—	—	—	640,000	1,478,400
Jonathan Coblentz	7/20/2009	—	24,375	0.12	7/21/2019	—
	9/1/2010	—	12,667	0.12	7/13/2020	—
	9/1/2010	—	4,000	0.12	9/22/2020	—
	9/15/2011	—	30,209	0.12	10/11/2021	—
	7/2/2012	—	1,712,217	0.12	8/1/2022	—
	7/25/2013	—	300,000	0.40	7/24/2023	—
	9/24/2014	75,000	325,000	0.93	9/28/2024	—
	7/31/2015	261,250	398,750	2.43	9/28/2025	—
	11/30/2016	273,438	101,562	1.79	11/29/2026	—
	11/30/2016	—	—	—	—	150,000	346,500
Patrick Kirscht	3/1/2012	—	260,000	0.12	8/1/2022	—
	12/4/2012	—	163,669	0.17	12/3/2022	—
	7/25/2013	—	250,000	0.40	7/24/2023	—
	8/10/2013	—	500,000	0.40	8/9/2023	—
	9/24/2014	75,000	325,000	0.93	9/28/2024	—
	7/31/2015	237,500	362,500	2.43	9/28/2025	—
	11/30/2016	364,584	135,416	1.79	11/29/2026	—
	11/30/2016	—	—	—	—	200,000	462,000
Joan Aristei	5/19/2014	36,460	211,041	0.77	5/18/2024	—
	9/24/2014	9,375	40,265	0.93	9/28/2024	—
	7/31/2015	158,334	241,666	2.43	9/28/2025	—
	11/30/2016	91,146	33,854	1.79	11/29/2026	—
	11/30/2016	—	—	—	—	50,000	115,500
	3/3/2017	372,500	—	1.88	3/2/2027	—
	3/3/2017	—	—	—	—	149,000	344,190
David Needham	9/24/2012	—	444,600	0.12	9/26/2022	—
	7/25/2013	—	250,000	0.40	7/24/2023	—
	9/24/2014	46,875	203,125	0.93	9/28/2024	—
	7/31/2015	158,334	241,666	2.43	9/28/2025	—
	3/30/2016	253,125	196,875	1.76	3/29/2026	—
	11/30/2016	109,375	40,625	1.79	11/29/2026	—
	11/30/2016	—	—	—	—	60,000	138,600
	3/3/2017	50,000	—	1.88	3/2/2027	—
	3/3/2017	—	—	—	—	20,000	46,200

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)	Awards with a vesting commencement date on or prior to July 31, 2015 were granted under our 2005 Plan, and the remainder of the awards were granted under our 2015 Plan.
(2)

Except as noted below, each option grant provides for a four-year vesting schedule, with 25% vesting on the first anniversary of the vesting commencement date, and the balance vesting in equal monthly installments over the remaining 36 months, subject to the executive’s continued service on each such vesting date. Except as noted below, options are exercisable immediately following grant, also known as “early exercisable,” and unvested shares purchased on an early exercise are subject to a repurchase right in our favor on termination of employment that lapses along the same vesting schedule as contained in the option grant. This column reflects the number of unexercised options that were unvested as of December 31, 2017.

(3)	This column reflects the number of unexercised options that were vested as of December 31, 2017.
(4)

RSUs include both service-based and performance conditions to vest in the underlying shares of common stock, and require that the executive remains employed through the date upon which both vesting criteria are met. Except as noted below, the service-based condition is satisfied over a four-year period, with 25% meeting the service condition on the 30th day of the month in which the first anniversary of the vesting commencement date occurs, and 1/16 of the RSUs meeting the service condition on a quarterly basis over the remaining twelve quarters. The performance-based condition is satisfied on the first to occur of: (1) a change in control event, such as a sale of all or substantially all of our assets or a merger involving the sale of a majority of the outstanding shares of our voting capital stock; or (2) the first trading day following the expiration of 180 day post-offering lock-up period.

(5)	Represents the number of unvested shares underlying RSUs multiplied by the per share fair market value of our common stock as of December 31, 2017, which was $2.31.

Option Exercises and Stock Vested in Fiscal Year 2017

The following table presents information concerning the aggregate number of shares of our common stock for which options were exercised or cashed out during 2017 for each of the NEOs.

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Raul Vazquez	—	—
Jonathan Coblentz	—	—
Patrick Kirscht	290,000	523,100	(1)(2)
Joan Aristei	102,499	141,449	(1)
David Needham	255,400	518,462	(1)

(1)	Includes amounts paid in connection with the sale of vested stock options by the executive in the August 2017 Tender Offer. See “Certain Relationships and Related Party Transactions—Tender Offers.”
(2)

Includes an option exercise on December 29, 2017 for 40,000 shares with a $0.12 per share exercise price. The value realized on exercise was determined based on a fair market value of $2.26 as of the date of the exercise.

Employment, Severance and Change in Control Agreements

We have entered into offer letters with each of our NEOs. The offer letters generally provide for at-will employment and set forth the executive’s initial base salary, eligibility for an annual cash incentive award opportunity and employee benefits, the terms of initial equity grants, and in some cases accelerated vesting of equity awards or severance benefits on a qualifying termination. We have also entered into separate change in control agreements with certain of our executives. Each of our NEOs has also executed our standard form of proprietary information and invention assignment agreement. General provisions of these agreements are discussed below, and any potential payments and benefits due upon a termination of employment or a change in

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

control are further quantified below in “—Potential Payments and Benefits Upon Termination or Change in Control.” The terms “cause,” “good reason,” “change in control” and similar defined terms can be found in applicable agreement with such executive. All severance benefits described below are subject to such executive entering into an effective release of claims, returning all company property and continued compliance with all obligations under the proprietary information and inventions agreement entered into with us.

Raul Vazquez

In June 2015, we entered into an amended and restated offer letter and change in control agreement with Mr. Vazquez that replaced the terms and conditions set forth in prior agreements. The offer letter has no specific term and provides for at-will employment and eligibility to participate in our annual incentive plan. Mr. Vazquez’s offer letter also provides that if we terminate his employment without cause (other than as a result of death or disability) or he resigns for good reason, and subject to resigning from the board of directors and complying with his other obligations under the offer letter, then we will provide Mr. Vazquez with the following severance benefits: (1) a lump sum cash payment equal to (a) 150% of his then-current annual base salary, plus (b) his target annual bonus for the year of termination, prorated for the amount of time employed during the year, (2) continued monthly health care coverage for up to 12 months, and (3) accelerated vesting of all outstanding equity awards that would have vested had he continued his employment for one year after his termination date.

In addition, if Mr. Vazquez is terminated by us without cause or he resigns for good reason during the period beginning 90 days prior to and ending 12 months following a change in control, he will be entitled to the severance benefits above, plus immediate vesting and exercisability of all his outstanding equity awards.

Jonathan Coblentz

In May 2015, we entered into an amended and restated offer letter agreement with Mr. Coblentz that replaced the terms and conditions set forth in prior agreements. The offer letter has no specific term and provides for at-will employment and eligibility to participate in our annual incentive plan. Mr. Coblentz’s offer letter also provides that if we terminate his employment without cause (other than as a result of death or disability) or he resigns for good reason, then Mr. Coblentz will be entitled to receive severance equal to six months of his then-current annual salary, payable in installments in accordance with our normal payroll practices, and the post-termination exercise period applicable to his then-outstanding options will be extended for up to 18 months after his termination date.

In addition, we entered into a change in control agreement with Mr. Coblentz in August 2013. Under the terms of such agreement, if Mr. Coblentz is terminated without cause or he resigns for good reason during the period beginning 90 days prior to and ending 12 months following a change in control, he will be entitled to the severance benefits above, plus immediate vesting and exercisability of all his outstanding equity awards.

Patrick Kirscht

In June 2015, we entered into an amended and restated offer letter agreement with Mr. Kirscht that replaced the terms and conditions set forth in prior agreements. The offer letter has no specific term and provides for at-will employment and eligibility to participate in our annual incentive plan. Mr. Kirscht’s offer letter also provides that if we terminate his employment without cause (other than due to death or disability) or he resigns for good reason, then he will be entitled to receive severance equal to three months of his then current annual salary, payable in installments in accordance with our normal payroll practices.

In addition, we entered into a change in control agreement with Mr. Kirscht in April 2015. Under the terms of such agreement, if Mr. Kirscht is terminated without cause (other than as a result of death or disability) or he resigns for good reason during the period beginning 90 days prior to and ending 12 months following a change in control, he will be entitled to the severance benefits above, plus immediate vesting and exercisability of all his outstanding equity awards.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Joan Aristei

In May 2014, we entered into an offer letter agreement with Ms. Aristei. The offer letter has no specific term and provides for at-will employment and eligibility to participate in our annual incentive plan.

In addition, we entered into a change in control agreement with Ms. Aristei in September 2017. Under the terms of such agreement, if Ms. Aristei is terminated without cause (other than as a result of death or disability) or she resigns for good reason during the period beginning 90 days prior to and ending 12 months following a change in control, she will be entitled to immediate vesting and exercisability of all her outstanding equity awards.

David Needham

In September 2012, we entered into an offer letter agreement with Mr. Needham. The offer letter has no specific term and provides for at-will employment and eligibility to participate in our annual incentive plan. In addition, the offer letter provides that in the event of an acquisition of Oportun or certain other corporate transactions involving Oportun, if the surviving or acquiring company fails to assume or substitute his then-unvested equity awards, he will be entitled to full accelerated vesting as of the date immediately preceding the closing of such transaction. Mr. Needham’s offer letter also provides that if we terminate his employment without cause (other than as a result of death or disability) or he resigns for good reason within the period beginning 90 days prior to and ending 12 months following a change in control, he will be entitled to immediate vesting and exercisability of all his outstanding equity awards.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Potential Payments and Benefits Upon Termination or Change in Control

The following table sets forth the estimated payments and benefits that would be received by each of the executives upon a termination of employment without cause or following a resignation for good reason which we refer to below as an involuntary termination, or in the event of an involuntary termination in connection with a change in control of Oportun. This table reflects amounts payable to each NEO assuming his or her employment was terminated on December 31, 2017, and the change in control also occurred on that date. For additional discussion of the potential benefits and payments due in connection with a termination of employment or a change in control, please see “Employment, Severance and Change in Control Agreements” above.

	Involuntary Termination ($)(1)(2)(3)	Change in Control Involuntary Termination ($)(1)(2)
Raul Vazquez
Cash Severance	1,125,000	1,125,000
Continuation of Health Insurance Benefits	12,366	12,366
Accelerated Vesting of Equity Awards	596,125	2,473,192

Total	1,733,491	3,610,558

Jonathan Coblentz
Cash Severance	161,000	161,000
Continuation of Health Insurance Benefits	—	—
Accelerated Vesting of Equity Awards	—	592,188

Total	161,000	753,188

Patrick Kirscht
Cash Severance	94,500	94,500
Continuation of Health Insurance Benefits	—	—
Accelerated Vesting of Equity Awards	—	755,084

Total	94,500	849,584

Joan Aristei
Cash Severance	—	—
Continuation of Health Insurance Benefits	—	—
Accelerated Vesting of Equity Awards	—	736,347

Total	—	736,347

David Needham
Cash Severance	—	—
Continuation of Health Insurance Benefits	—	—
Accelerated Vesting of Equity Awards	—	467,081

Total	—	467,081

(1)	Based on salary and bonus targets as of December 31, 2017.
(2)

The estimated value of accelerated vesting of equity awards was calculated by multiplying the number of shares underlying the option or RSU award that would be accelerated by the per share fair market value of our common stock as of December 31, 2017, which was $2.31 minus the aggregate exercise price attributable to the accelerated shares in the case of an option. Options that have a per share exercise price above $2.31 are assumed to have no value.

(3)	No value is included in this column for accelerated service-based vesting of RSUs because the performance-based condition would not have been met.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Equity Compensation Plan Information

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2018 Equity Incentive Plan

We expect that our board of directors will adopt, and our stockholders will approve, our 2018 Equity Incentive Plan, or the 2018 Plan. The 2018 Plan will become effective on the date of the underwriting agreement between us and the underwriters for this offering, or the IPO Date. The 2018 Plan will be the successor to our 2015 Stock Option/Stock Issuance Plan, or the 2015 Plan, which is described below. Once the 2018 Plan becomes effective, no further grants will be made under the 2015 Plan.

Types of Awards. Our 2018 Plan provides for the grant of incentive stock options, or ISOs, nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based awards, and other awards, or collectively, awards. ISOs may be granted only to our employees, including our officers, and the employees of our affiliates. All other awards may be granted to our employees, including our officers, our non-employee directors and consultants and the employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2018 Plan is                 , which includes any shares reserved for future issuance under our 2015 Plan upon the effectiveness of the 2018 Plan, as well as any shares subject to stock options or other awards granted under either our 2015 Plan or our Amended and Restated 2005 Stock Option/Stock Issuance Plan, or 2005 Plan, that expire or terminate for any reason, are forfeited or are repurchased by us after the effectiveness of the 2018 Plan. The number of shares of our common stock reserved for issuance under our 2018 Plan will automatically increase on January 1 of each year, beginning on January 1, 2019, and continuing through and including January 1, 2029, by                % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board. The maximum number of shares that may be issued upon the exercise of ISOs under our 2018 Plan is                .

Shares issued under our 2018 Plan will be authorized but unissued or reacquired shares of our common stock. Shares subject to awards granted under our 2018 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, will not reduce the number of shares available for issuance under our 2018 Plan. Additionally, shares issued pursuant to awards under our 2018 Plan that we repurchase or that are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under our 2018 Plan.

Plan Administration. Our board, or a duly authorized committee of our board, may administer our 2018 Plan. Our board has delegated concurrent authority to administer our 2018 Plan to the compensation committee under the terms of the compensation committee’s charter. We sometimes refer to the board, or the applicable committee with the power to administer our equity incentive plans, as the administrator. The administrator may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified awards, and (2) determine the number of shares subject to such awards.

The administrator has the authority to determine the terms of awards, including recipients, the exercise, purchase or strike price of awards, if any, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of consideration, if any, payable upon exercise or settlement of the award and the terms of the award agreements for use under our 2018 Plan.

In addition, subject to the terms of the 2018 Plan, the administrator also has the power to modify outstanding awards under our 2018 Plan, including the authority to reprice any outstanding option or stock

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any materially adversely affected participant.

Stock Options. ISOs and NSOs are granted pursuant to stock option agreements adopted by the administrator. The administrator determines the exercise price for a stock option, within the terms and conditions of the 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2018 Plan vest at the rate specified by the administrator.

The administrator determines the term of stock options granted under the 2018 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, and (5) other legal consideration approved by the administrator.

Unless the administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder’s death.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the administrator. Restricted stock awards may be granted in consideration for cash, check, bank draft or money order, services rendered to us or our affiliates, or any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by us upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right grant agreements adopted by the administrator. The administrator determines the strike price for a stock appreciation

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2018 Plan vests at the rate specified in the stock appreciation right agreement as determined by the administrator.

The administrator determines the term of stock appreciation rights granted under the 2018 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provide otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2018 Plan permits the grant of performance-based stock and cash awards. The compensation committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of certain pre-established performance goals during a designated performance period.

The compensation committee may establish performance goals by selecting from one or more of the following performance criteria: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; and (32) other measures of performance selected by our board or our compensation committee.

The compensation committee may establish performance goals on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (i) in the award agreement at the time the award is granted or (ii) in such other document setting forth the performance goals at the time the goals are established, the compensation committee will appropriately make adjustments in the method of calculating the attainment of the performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2018 Plan; (2) the class and maximum number of shares by which the share reserve may increase automatically each year; (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options; and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding awards.

Corporate Transactions. Our 2018 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2018 Plan, each outstanding award will be treated as the administrator determines. The administrator may (1) arrange for the assumption, continuation or substitution of an award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting, in whole or in part, of the award and provide for its termination if not exercised by or prior to the transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; or (5) cancel or arrange for the cancellation of the award to the extent unvested or unexercised prior to the transaction in exchange for a cash payment, if any, determined by the board (which may be zero); or (6) make a payment in the form determined by the board, equal to the excess, if any, of (A) the per share amount (or value of property per share) payable to holders of our common stock in connection with the corporate transaction, over (B) the per share exercise price (if any) under the applicable award, multiplied by the number of vested shares subject to the award. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the holder of the award to the same extent and in the same manner as such provisions apply to the holders of our common stock. The board is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner.

In the event of a change in control, as defined under our 2018 Plan, awards granted under our 2018 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. A participant may not transfer awards under our 2018 Plan other than by will, the laws of descent and distribution or as otherwise provided under our 2018 Plan.

Plan Amendment or Termination. Our board has the authority to amend, suspend, or terminate our 2018 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board adopted our 2018 Plan. No awards may be granted under our 2018 Plan while it is suspended or after it is terminated.

2015 Stock Option / Stock Issuance Plan

Our board adopted the 2015 Stock Option / Stock Issuance Plan, or the 2015 Plan in October 2015, and it was approved by our stockholders in November 2015. The 2015 Plan is the successor to our 2005 Plan, which is

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

described below. The 2005 Plan terminated in October 2015 in accordance with its own terms. The 2015 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other awards to our employees, directors and consultants or our affiliates. ISOs may be granted only to our employees or employees of our affiliates.

The 2015 Plan will be terminated on the date the 2018 Plan becomes effective. However, any outstanding options granted under the 2015 Plan will remain outstanding, subject to the terms of our 2015 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares. Following the consummation of this offering, we will no longer grant awards under our 2015 Plan. As of September 30, 2018, options to purchase 21,913,158 shares and restricted stock units covering 5,035,037 shares were outstanding, and 11,283,414 shares of our common stock remained available for future issuance under our 2015 Plan. The options outstanding as of September 30, 2018 had a weighted-average exercise price of $2.11 per share.

Plan Administration. Our board or a duly authorized committee of our board administers our 2015 Plan and the awards granted under it. Our board has delegated concurrent authority to administer our 2015 Plan to the compensation committee under the terms of the compensation committee’s charter. The administrator has the power to modify outstanding awards under our 2015 Plan. The administrator has the authority to reprice any outstanding option with the consent of any adversely affected participant.

Corporate Transactions. Our 2015 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2015 Plan, our board may (1) arrange for the assumption, continuation or substitution of an award by a successor corporation, or the acquiring corporation’s parent company; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, or the acquiring corporation’s parent company; (3) accelerate the vesting, in whole or in part, of the award and provide for its termination prior to the transaction if not exercised prior to the effective time of the corporate transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment in such form as determined by the board of directors equal to the excess if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner.

In the event of a change in control, as defined under our 2015 Plan, awards granted under our 2015 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. Our board may impose limitations on the transferability of ISOs, NSOs and stock appreciation rights as the board will determine. Absent such limitations, a participant may not transfer awards under our 2015 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2015 Plan.

Plan Amendment or Termination. Our board has the authority to suspend or terminate our 2015 Plan at any time, provided that such action will not impair a participant’s rights under such participant’s outstanding award without his or her written consent. As described above, our 2015 Plan will be terminated upon the effective date of this offering and no future awards will be granted thereunder.

Amended and Restated 2005 Stock Option / Stock Issuance Plan

Our board adopted, and our stockholders approved the Amended and Restated 2005 Stock Option / Stock Issuance Plan, or the 2005 Plan, in October 2005. Our 2005 Plan was most recently amended in November 2015.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The 2005 Plan provides for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other awards to our employees, directors and consultants or our affiliates. ISOs may be granted only to our employees or employees of our affiliates.

The 2005 Plan terminated in October 2015 in accordance with its own terms. However, any outstanding options granted under the 2005 Plan will remain outstanding, subject to the terms of our 2005 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

Authorized Shares. As of September 30, 2018, options to purchase 26,743,878 shares of our common stock remained outstanding under the 2005 Plan. The options outstanding under the 2005 Plan as of September 30, 2018 had a weighted-average exercise price of $0.92 per share.

Plan Administration. Our board or a duly authorized committee of our board administers our 2005 Plan and the awards granted under it. Our board has delegated concurrent authority to administer our 2005 Plan to the compensation committee under the terms of the compensation committee’s charter. The administrator has the authority to reprice any outstanding option with the consent of any adversely affected participant.

Corporate Transactions. Our 2005 Plan provides that in the event of certain specified significant corporate transactions, as defined under our 2005 Plan, our board may (1) arrange for the assumption, continuation or substitution of an award by a successor corporation, or the acquiring corporation’s parent company; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation, or the acquiring corporation’s parent company; (3) accelerate the vesting, in whole or in part, of the award and provide for its termination prior to the transaction if not exercised prior to the effective time of the corporate transaction; (4) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us; (5) cancel or arrange for the cancellation of the award prior to the transaction in exchange for a cash payment, if any, determined by the board; or (6) make a payment in such form as determined by the board of directors equal to the excess if any, of the value of the property the participant would have received upon exercise of the awards prior to the transaction over any exercise price payable by the participant in connection with the exercise. The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner.

In the event of a change in control, as defined under our 2005 Plan, awards granted under our 2005 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement.

Transferability. Our board may impose limitations on the transferability of ISOs, NSOs and stock appreciation rights as the board will determine. Absent such limitations, a participant may not transfer awards under our 2005 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2005 Plan.

Plan Amendment or Termination. Our board has the authority to suspend or terminate our 2005 Plan at any time, provided that such action will not impair a participant’s rights under such participant’s outstanding award without his or her written consent. As described above, our 2005 Plan terminated in accordance with its own terms in October 2015.

2018 Employee Stock Purchase Plan

We expect that prior to this offering our board will adopt, and our stockholders will approve, our 2018 Employee Stock Purchase Plan, or the ESPP. The ESPP will become effective on the IPO Date. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Authorized Shares. The maximum aggregate number of shares of our common stock that may be issued under our ESPP is                shares. The number of shares of our common stock reserved for issuance under our ESPP will automatically increase on January 1 of each calendar year, beginning on January 1, 2019 and continuing through and including January 1, 2028, by the lesser of (1)         % of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, (2)                 shares, and (3) a number of shares determined by our board. Shares subject to purchase rights granted under our ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under our ESPP.

Plan Administration. Our board, or a duly authorized committee thereof, will administer our ESPP. Our board has delegated concurrent authority to administer our ESPP to the compensation committee under the terms of the compensation committee’s charter. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to       % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence upon the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the initial offering will be the price at which shares are first sold to the public.

Limitations. Our employees, including executive officers, or any of our designated affiliates may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year, or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our ESPP if such employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, or (2) holds rights to purchase stock under our ESPP that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain corporate transactions, as defined in the ESPP, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

ESPP Amendment or Termination. Our board has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitation on Liability and Indemnification

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•

any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board with discretion to indemnify our employees and other agents when determined appropriate by our board. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of this offering (subject to early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed above, when required, in “Management” and “Executive Compensation” and the registration rights described below in “Description of Capital Stock—Stockholder Registration Rights,” the following is a description of each transaction since January 1, 2015 and each currently proposed transaction, in which:

•	we have been or will be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or beneficial holders of more than 5% of any class of our voting stock, or any member of the immediate family of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of Preferred Stock

In February 2015, we issued and sold an aggregate of 31,696,695 shares of our Series H Preferred Stock for an aggregate purchase price of approximately $90.2 million. The following table summarizes purchases of shares of our preferred stock by our directors and holders of more than 5% of our capital stock since January 1, 2015.

Name	Series H Preferred Stock*	Aggregate Purchase Price
Institutional Venture Partners XIV, L.P.(1)	3,512,099	$9,999,999
Entities affiliated with Fidelity Funds(2)	18,763,781	$53,426,114
Entities affiliated with Putnam Investments(3)	9,333,013	$26,573,888

*

Our Series H preferred stock will convert into common stock immediately prior to the closing of this offering on a one-for-one basis. The price per share of common stock paid for our Series H preferred stock is $2.8473 per share of common stock.

(1)	Jules Maltz, a member of our board of directors, is affiliated with Institutional Venture Partners XIV, L.P.
(2)

Includes (a) 188,902 shares purchased by Pyramis Lifecycle Blue Chip Growth Commingled Pool, (b) 3,552,125 shares purchased by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (c) 1,527,120 shares purchased by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (d) 331,477 shares purchased by Fidelity Contrafund: Fidelity Advisor Series Opportunistic Insights Fund, (e) 2,372,991 shares purchased by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund and (f) 10,791,166 shares purchased by Fidelity Contrafund: Fidelity Advisor New Insights Fund.

(3)

Includes (a) 3,199,825 shares purchased by Putnam Equity Income Fund, (b) 5,674 shares purchased by Putnam Global Financials Fund, (c) 72,632 shares purchased by Putnam Investment Funds—Putnam Research Fund, (d) 2,096,000 shares purchased by Putnam Sustainable Leaders Fund, (e) 257,360 shares purchased by Putnam Variable Trust—Putnam VT Equity Income Fund, (f) 409,359 shares purchased by Putnam Variable Trust—Putnam VT Sustainable Leaders Fund, (g) 13,869 shares purchased by Putnam Variable Trust—Putnam VT Research Fund, (h) 25,555 shares purchased by Putnam Variable Trust—Putnam VT The George Putnam Balanced Fund, (i) 462,322 shares purchased by Putnam Variable Trust—Putnam VT Growth Opportunities Fund, (j) 2,255,601 shares purchased by Putnam Growth Opportunities Fund, (k) 222,546 shares purchased by The George Putnam Balanced Fund, (l) 300,220 shares purchased by Great-West Funds, Inc.—Great-West Putnam Equity Income Fund and (m) 12,050 shares purchased by The International Investment Fund—Putnam U.S. Research Equity Fund.

Tender Offers

In August 2017, we commenced a tender offer, or the 2017 Tender Offer, to purchase (i) shares of our common stock at $2.15 per share and (ii) vested stock options to purchase shares of our common stock at a price

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

per share equal to $2.15 less the applicable per share exercise price, or the 2017 Tender Shares, from our then-current employees and then-current consultants, or the 2017 Eligible Offerees, up to an aggregate of 5,900,786 shares, which represented up to 20% of the 2017 Eligible Offerees’ total holdings of the 2017 Tender Shares as of July 31, 2017. As a result of the 2017 Tender Offer, we purchased an aggregate of 1,813,350 shares of common stock and 841,351 of vested options for a total purchase price of $3.9 million and $1.5 million, respectively. Among other sellers, the following executive officers participated in the tender offer:

•	Raul Vazquez sold 1,000,000 shares of common stock purchased in May 2013 for a net purchase price of $2,150,000;

•	A trust affiliated with Jonathan Coblentz sold 713,226 shares of common stock purchased between November 2010 and May 2013 for a net purchase price of $1,533,436;

•	Patrick Kirscht sold 250,000 vested options received pursuant to a grant made in July 2013 for a net purchase price of $437,500;

•	Joan Aristei sold 102,499 vested options received pursuant to a grant made in May 2014 for a net purchase price of $141,449; and

•	David Needham sold 50,000 shares of common stock purchased in May 2015 and 255,400 vested options received pursuant to a grant made in September 2012 for a total net purchase price of $625,962.

In June 2016, we commenced a tender offer, or the 2016 Tender Offer, to purchase (i) shares of our common stock at $1.83 per share and (ii) vested stock options to purchase shares of our common stock at a price per share equal to $1.83 less the applicable per share exercise price, or the 2016 Tender Shares, from certain of our qualifying employees who were employed by us on or before June 30, 2012 and held vested stock options to purchase shares of our common stock granted on or before December 31, 2012 or held vested shares of our common stock issued upon exercise of such options, or the 2016 Eligible Offerees, up to an aggregate of 740,000 shares, which represented up to 15% of the 2016 Eligible Offerees’ total holdings of the 2016 Tender Shares as of June 30, 2016. As a result of the 2016 Tender Offer, we purchased an aggregate of 135,702 shares of common stock and 446,241 of vested options for a total purchase price of $248,000 and $759,000, respectively. Among other sellers, Patrick Kirscht, one of our executive officers, sold 30,000 shares of common stock and 206,331 vested options in the 2016 Tender Offer, for a total net purchase price of $403,759.

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, will contain provisions limiting the liability of our directors, and our amended and restated bylaws will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors. In addition, we have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. For more information regarding these agreements, see “Compensation Discussion and Analysis—Limitation on Liability and Indemnification.”

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain of our investors in connection with certain of our preferred stock financings and with certain of our warrant holders. These investors and warrant holders are entitled to rights with respect to the registration of their shares following the completion of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Stockholder Registration Rights.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Policies and Procedures for Related Party Transactions

All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by the audit and risk committee, or a similar committee consisting of entirely independent directors, according to the terms of our code of business conduct.

We believe that we have executed all the transactions described above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates are approved by the audit and risk committee, or a similar committee consisting of entirely independent directors, according to the terms of our code of business conduct, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of October 31, 2018, for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our current directors; and

•	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of October 31, 2018 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Percentage ownership of our common stock before this offering in the table is based on 221,356,868 shares of common stock issued and outstanding as of October 31, 2018, including shares of common stock resulting from the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the completion of this offering, as if this conversion had occurred as of October 31, 2018. Percentage ownership of our common stock after this offering in the table is based on                shares of common stock issued and outstanding after the completion of this offering, which includes                shares of common stock issued in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Oportun Financial Corporation, 2 Circle Star Way, San Carlos, California 94070.

	Shares Beneficially Owned(1)	Shares Exercisable Within 60 days	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned
				Before this Offering	After this Offering
5% Stockholders:
Entities affiliated with Fidelity Funds(2)	18,763,781	—	18,763,781	8.48%
Entities affiliated with Greylock Partners(3)	32,605,604	—	32,605,604	14.73%
Institutional Venture Partners XIV, L.P.(4)	29,714,160	—	29,714,160	13.42%
Madrone Partners, L.P.(5)	43,480,188	—	43,480,188	19.64%
Entities affiliated with Putnam Investments(6)	20,117,939	—	20,117,939	9.09%
Directors and Named Executive Officers:
Raul Vazquez(7)	1,901,499	15,054,500	16,955,999	7.17%
Jonathan Coblentz(8)	156,106	3,518,468	3,674,574	1.63%
Patrick Kirscht(9)	340,000	2,673,669	3,013,669	1.35%
Joan Aristei(10)	—	1,195,001	1,195,001	*
David Needham(11)	—	1,994,600	1,994,600	*
Aida M. Alvarez(12)	—	280,000	280,000	*
Jo Ann Barefoot(13)	—	200,000	200,000	*
Jules Maltz(14)	29,714,160	—	29,714,160	13.42%
Louis P. Miramontes(15)	—	200,000	200,000	*
Carl Pascarella(16)	5,099,734	193,750	5,293,484	2.39%
David Strohm(17)	5,500,290	—	5,500,290	2.48%
R. Neil Williams(18)	—	200,000	200,000	*
All directors and executive officers as a group (13 persons)	42,711,789	27,509,988	70,221,777	28.22%

*	Represents beneficial ownership of less than one percent of the outstanding common stock.
(1)

Represents shares of common stock beneficially owned by such individual or entity, and includes shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.

(2)

Consists of 18,763,781 shares, of which (a) 3,552,125 shares are held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (b) 1,527,120 shares are held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (c) 331,477 shares are held by Fidelity Contrafund: Fidelity Advisor Series Opportunistic Insights Fund, (d) 2,372,991 shares are held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, (e) 10,791,166 shares are held by Fidelity Contrafund: Fidelity Advisor New Insights Fund and (f) 188,902 shares are held by Pyramis Lifecycle Blue Chip Growth Commingled Pool. These entities are managed by direct or indirect subsidiaries of FMR LLC. Edward C. Johnson 3d is a Director and the Chairman of FMR LLC and Abigail P. Johnson is a Director, the Vice Chairman and the President of FMR LLC. Members of the family of Edward C. Johnson 3d, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for Fidelity Securities Fund: Fidelity Blue Chip Growth Fund is Ball & Co, C/o Citibank N.A/Custody, P.O. Box 7247-7057, Philadelphia, PA 19170-7057, Account #:849453. The address for each of Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund and Pyramis Lifecycle Blue Chip Growth Commingled Pool is State Street Bank & Trust, PO Box 5756, Boston, MA 02206. The address for each of Fidelity Contrafund: Fidelity Advisor Series Opportunistic Insights Fund, Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund and Fidelity Contrafund: Fidelity Advisor New Insights Fund is Brown Brothers Harriman & Co., 525 Washington Blvd, Jersey City, NJ 07310.
(3)

Consists of 32,605,604 shares, of which (a) 27,877,805 shares are held by Greylock XII Limited Partnership, (b) 1,630,272 shares are held by Greylock XII Principals, LLC and (c) 3,097,527 shares are held by Greylock XII-A Limited Partnership. William W. Helman and Aneel Bhussri are the Senior Managing Members of Greylock XII GP Limited Liability Company, the sole general partner of Greylock XII Limited Partnership and Greylock XII-A Limited Partnership and as such, each of them may be deemed to share voting power and investment control over the shares held by these entities. The shares held by Greylock XII Principals LLC are held in nominee form only and as a result, Greylock XII Principals LLC does not have voting power or investment control over these shares. Each of the beneficiaries for which Greylock XII Principals LLC acts as nominee retains sole voting power and investment control with respect to the shares held on their behalf. As such, Greylock XII Principals LLC disclaims beneficial ownership with respect to all such shares. The address for Greylock Partners is 2550 Sand Hill Road, Menlo Park, CA 94025.

(4)

Institutional Venture Management XIV LLC (“IVM XIV”) is the general partner of Institutional Venture Partners XIV, L.P. (“IVP XIV”). Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller, Dennis B. Phelps and Jules A. Maltz, as the managing directors of IVM XIV, share voting and dispositive power with respect to the shares held by IVP XIV. The address for each of these entities is c/o Institutional Venture Partners, 3000 Sand Hill Road, Suite 250, Menlo Park, CA 94025.

(5)

Madrone Capital Partners, LLC is the general partner of Madrone Partners, L.P. Greg Penner, Thomas Patterson and Jameson McJunkin are the Managers of Madrone Capital Partners, LLC and may be deemed to share voting and dispositive power over the shares held by Madrone Partners, L.P. The address for each of these entities is 3000 Sand Hill Circle, Building 1, Suite 150, Menlo Park, CA 94025.

(6)

Consists of 20,117,939 shares, of which (a) 6,781,370 shares are held by Putnam Equity Income Fund, (b) 13,425 shares are held by Putnam Global Financials Fund, (c) 244,117 shares are held by Putnam Investment Funds—Putnam Research Fund, (d) 4,454,282 shares are held by Putnam Sustainable Leaders Fund, (e) 544,821 shares are held by Putnam Variable Trust—Putnam VT Equity Income Fund, (f) 858,946 shares are held by Putnam Variable Trust—Putnam VT Sustainable Leaders Fund, (g) 45,064 shares are held by Putnam Variable Trust—Putnam VT Research Fund, (h) 80,122 shares are held by Putnam Variable Trust—Putnam VT George Putnam Balanced Fund, (i) 966,485 shares are held by Putnam Variable Trust—Putnam VT Growth Opportunities Fund, (j) 4,732,907 shares are held by Putnam Growth Opportunities Fund, (k) 720,915 shares are held by George Putnam Balanced Fund, (l) 634,849 shares are held by Great-West Funds, Inc.—Great-West Putnam Equity Income Fund and (m) 40,636 shares are held by The International Investment Fund—Putnam U.S. Research Equity Fund. Each of Putnam Equity Income Fund*, Putnam Global Financials Fund*, Putnam Investment Funds—Putnam Research Fund*, Putnam Sustainable Leaders Fund*, Putnam Variable Trust—Putnam VT Equity Income Fund*, Putnam Variable Trust—Putnam VT Sustainable Leaders Fund*, Putnam Variable Trust—Putnam VT Research Fund*, Putnam Variable Trust—Putnam VT George Putnam Balanced Fund*, Putnam Variable Trust—Putnam VT

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Growth Opportunities Fund*, Putnam Growth Opportunities Fund*, George Putnam Balanced Fund* and Great-West Funds, Inc.—Great-West Putnam Equity Income Fund is a mutual fund registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended, whose account is managed by Putnam Investment Management, LLC (“PIM”), including sole dispositive power over the shares. With respect to each Putnam mutual fund indicated with an “*” (the “Putnam Funds”), the board of trustees of the Putnam Funds has sole voting power over the shares held by the Putnam Funds. With respect to Great-West Funds, Inc.—Great-West Putnam Equity Income Fund, PIM has sole voting power over the shares held by such fund. The account of The International Investment Fund—Putnam U.S. Research Equity Fund is managed by The Putnam Advisory Company, LLC (“PAC”), including sole dispositive and voting power over the shares. PIM and PAC are owned through a series of holding companies by Great-West Lifeco Inc., a publicly traded company whose shares are listed on the Toronto Stock Exchange. The address for each of these entities is c/o Putnam Investment Management, LLC, One Post Office Square, Boston, MA 02109.
(7)	Consists of 16,955,999 shares, including (a) 1,901,499 shares and (b) 15,054,500 options exercisable within 60 days from October 31, 2018, of which 13,954,499 are vested as of such date.
(8)

Consists of 3,674,574 shares, of which (a) 156,106 shares are held in a trust for which Mr. Coblentz is trustee and (b) 3,518,468 options are held by Mr. Coblentz and are exercisable within 60 days from October 31, 2018, of which 3,228,780 are vested as of such date.

(9)	Consists of 3,013,669 shares, including (a) 340,000 shares and (b) 2,673,669 options exercisable within 60 days from October 31, 2018, of which 2,334,085 are vested as of such date.
(10)	Consists of 1,195,001 options exercisable within 60 days from October 31, 2018, of which 858,906 are vested as of such date.
(11)	Consists of 1,994,600 options exercisable within 60 days from October 31, 2018, of which 1,687,308 are vested as of such date.
(12)	Consists of 280,000 options exercisable within 60 days from October 31, 2018, of which 280,000 are vested as of such date.
(13)	Consists of 200,000 options exercisable within 60 days from October 31, 2018, of which 108,333 are vested as of such date.
(14)	Consists of 29,714,160 shares held by Institutional Venture Partners XIV, L.P., as disclosed in footnote (4) above.
(15)	Consists of 200,000 options exercisable within 60 days from October 31, 2018, of which 200,000 are vested as of such date.
(16)

Consists of 5,293,484 shares, of which (a) 4,893,484 shares are held by TPG Progress L.P., (b) 206,250 shares are held by Mr. Pascarella and (c) 193,750 options are held by Mr. Pascarella and are exercisable within 60 days from October 31, 2018, of which 193,750 are vested as of such date. Mr. Pascarella, one of our directors, is an advisor for TPG Growth, an affiliate of TPG Progress L.P. The general partner of TPG Progress L.P. is Tarrant Advisors Inc. David Bonderman and James Coulter are the managing directors of Tarrant Advisors Inc. and may be deemed to share voting and dispositive power with respect to the shares held by TPG Progress L.P. Mr. Pascarella disclaims beneficial ownership of the shares held by TPG Progress L.P., except to the extent of any proportionate pecuniary interest therein. The address for TPG Progress L.P. is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

(17)

Consists of 5,500,290 shares held by Mapache Investments L.P. Mr. Strohm, one of our directors, is a General Partner of Mapache Investments, L.P. and has voting and investment control over these shares.

(18)	Consists of 200,000 options exercisable within 60 days from October 31, 2018, of which 54,166 are vested as of such date.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they are in effect upon the completion of this offering. This description is only a summary and is qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws, which are or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

General

Upon the closing of this offering, our authorized capital stock will consist of                shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

Common Stock

As of September 30, 2018, after giving effect to the conversion of all outstanding shares of preferred stock into an aggregate of 189,219,953 shares of common stock immediately prior to the closing of this offering, we had outstanding 221,680,242 shares of common stock held of record by 275 stockholders.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders, except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of our shares of common stock can elect all of the directors then standing for election.

In accordance with our amended and restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Liquidation Rights

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Stock Options

As of September 30, 2018, options to purchase an aggregate of 26,743,878 shares of common stock were outstanding under our 2005 Plan, options to purchase an aggregate of 21,913,158 shares of common stock were outstanding under our 2015 Plan and 11,283,414 shares of common stock were available for future issuance under our 2015 Plan. For additional information regarding the terms of these plans, please see “Executive Compensation—Equity Compensation Plan Information.”

Restricted Stock Units (RSUs)

As of September 30, 2018, RSUs covering an aggregate of 5,035,037 shares of our common stock were outstanding under our 2015 Plan. For additional information regarding the terms of this plan, please see “Executive Compensation—Equity Compensation Plan Information.”

Preferred Stock

As of September 30, 2018, there were 154,484,881 shares of our preferred stock outstanding. Immediately prior to the closing of this offering, all outstanding shares of our preferred stock will convert into 189,219,953 shares of our common stock.

Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges and restrictions of up to an aggregate of                shares of preferred stock in one or more series and authorize their issuance. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that these holders of common stock will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of September 30, 2018, we had the following outstanding warrants:

•

Warrants to purchase an aggregate of 100,000 shares of our Series F-1 preferred stock outstanding with an exercise price of $0.77 per share. Upon the closing of this offering, the outstanding warrants to purchase our Series F-1 preferred stock will become exercisable for 100,000 shares of our common stock with an exercise price of $0.77 per share. Unless earlier exercised, these warrants will be automatically exercised for shares of our common stock on the date that is six months following the closing of this offering.

•

Warrants to purchase an aggregate of 174,563 shares of our Series G preferred stock outstanding with an exercise price of $1.09 per share. Upon the closing of this offering, the outstanding warrants to purchase Series G preferred stock will become exercisable for 174,563 shares of common stock with an exercise price of $1.09 per share. Unless earlier exercised, these warrants will expire on the earlier of July 2020 or three years following the closing of this offering.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Stockholder Registration Rights

We are party to an amended and restated investors’ rights agreement that provides that holders of our preferred stock, certain holders of common stock that received the common stock upon conversion of preferred stock and certain of our warrant holders have certain registration rights. The registration of shares of our common stock pursuant to the exercise of registration rights described below would enable the holders who have these rights to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the registration rights holders participating in any offering may include in any particular registration. The demand, piggyback and Form S-3 registration rights described below will expire on the earlier of (1) the date that is four years after the closing of this offering or (2) with respect to each stockholder following the closing of this offering and the expiration of applicable market stand-off provisions imposing restrictions on the ability of such stockholder to offer, sell or transfer our common stock or equity securities convertible into our common stock for a period of 180 days following the date of this prospectus, at such time as such stockholder holds in aggregate less than 1% of our common stock and such stockholder can sell all of its shares pursuant to Rule 144 of the Securities Act during any three month period.

Demand Registration Rights

The holders of at least 20% of the number of shares of our common stock that are then outstanding or issuable pursuant to the exercise or conversion of certain of the then outstanding options, warrants or convertible securities (including shares previously issued upon conversion of preferred stock, shares issuable upon conversion of outstanding preferred stock and shares issuable upon conversion of shares of preferred stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants) are entitled to certain demand registration rights. At any time beginning at the earlier of five years after February 6, 2015 and 180 days after the effective date of this registration statement, the holders of not less than 20% of these shares may, on not more than two occasions, request that we file a registration statement to register all of their shares, or a lesser percentage if the aggregate offering price to the public is less than $10 million dollars.

Piggyback Registration Rights

In connection with this offering, the holders of an aggregate of 189,494,516 shares of our common stock previously issued upon conversion of preferred stock and common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants, were entitled to, and the necessary percentage of holders waived, rights to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be titled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-3, S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

The holders of an aggregate of 189,494,516 shares of our common stock previously issued upon conversion of preferred stock and our common stock issuable upon conversion of outstanding preferred stock and shares of preferred stock issuable upon the exercise or, in certain cases, net exercise of outstanding warrants will be entitled to certain Form S-3 registration rights. Such holders may make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Anti-Takeover Provisions

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation, to become effective upon the closing of this offering, will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our whole board of directors, the chair of our board of directors, or our chief executive officer.

Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may also be amended by a simple majority vote of our board of directors.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. It is possible that a court of law could rule that the choice of forum provisions to be contained in our restated certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “OPRT.”

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF INDEBTEDNESS

We have available to us several funding alternatives to support the maintenance and growth of our business. The following is a summary of the material terms that are contained in our currently existing debt facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of our currently existing debt facilities.

Asset-Backed Securitization Facility (Series 2018-D)

In December 2018, we issued our thirteenth asset-backed securitization, the Series 2018-D Notes, using Oportun Funding XII, LLC, or OF XII, a wholly-owned special purpose vehicle. The $175.0 million Series 2018-D Notes were issued by OF XII in four classes: Class A, in the initial principal amount of $128.9 million, Class B, in the initial principal amount of $27.6 million, Class C, in the initial principal amount of $9.2 million, and Class D, in the initial principal amount of $9.2 million. The Series 2018-D Notes were issued pursuant to a Base Indenture and Series 2018-D Indenture Supplement, each dated December 7, 2018, by and between OF XII and Wilmington Trust, National Association, as trustee. The Series 2018-D Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF XII. At the time of issuance of the Series 2018-D Notes, the portfolio of loans held by OF XII and pledged to secure the Series 2018-D Notes was approximately $184.2 million. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 4.15%, 4.83%, 5.71% and 7.17% annually, respectively, and provide us with a blended cost of capital fixed at 4.5%. The proceeds from the issuance were paid to us in connection with OF XII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF XII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-D Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-D Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-D Notes is in December 9, 2024. Monthly payments of interest on the Series 2018-D Notes begin on January 8, 2018. For a discussion of covenants and events of default for the Series 2018-D Notes and OF XII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF XII are owned by OF XII, are pledged to secure the payment of notes issued by OF XII, are assets of OF XII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-C)

In October 2018, we issued our twelfth asset-backed securitization, the Series 2018-C Notes, using Oportun Funding X, LLC, or OF X, a wholly-owned special purpose vehicle. The $275.0 million Series 2018-C Notes were issued by OF X in four classes: Class A, in the initial principal amount of $202.6 million, Class B, in the initial principal amount of $43.4 million, Class C, in the initial principal amount of $14.5 million, and Class D, in the initial principal amount of $14.5 million. The Series 2018-C Notes were issued pursuant to a Base Indenture and Series 2018-C Indenture Supplement, each dated October 22, 2018, by and between OF X and Wilmington

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Trust, National Association, as trustee. The Series 2018-C Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF X. At the time of issuance of the Series 2018-C Notes, the portfolio of loans held by OF X and pledged to secure the Series 2018-C Notes was approximately $289.5 million. The Class D Notes were retained by PF Servicing, LLC, an affiliate OF X. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 4.10%, 4.59%, 5.52% and 6.79% annually, respectively, and provide us with a blended cost of capital fixed at 4.39%. The proceeds from the issuance were paid to us in connection with OF X’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF X. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-C Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-C Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-B Notes is in October 8, 2024. Monthly payments of interest on the Series 2018-C Notes begin on December 10, 2018. For a discussion of covenants and events of default for the Series 2018-C Notes and OF X, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF X are owned by OF X, are pledged to secure the payment of notes issued by OF X, are assets of OF X and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-B)

In July 2018, we issued our eleventh asset-backed securitization, the Series 2018-B Notes, using Oportun Funding IX, LLC, or OF IX, a wholly-owned special purpose vehicle. In connection with this transaction, we redeemed our Series 2016-B Notes, which had been issued in our sixth asset backed securitization in July 2016, in accordance with the terms of such notes and participating certificates. The $225.0 million Series 2018-B Notes were issued by OF IX in four classes: Class A, in the initial principal amount of $165.8 million, Class B, in the initial principal amount of $35.5 million, Class C, in the initial principal amount of $11.8 million, and Class D, in the initial principal amount of $11.8 million. The Series 2018-B Notes were issued pursuant to a Base Indenture and Series 2018-B Indenture Supplement, each dated July 9, 2018, by and between OF IX and Wilmington Trust, National Association, as trustee. The Series 2018-B Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business, and sold by us to OF IX. At the time of issuance of the Series 2018-B Notes, the portfolio of loans held by OF IX and pledged to secure the Series 2018-B Notes was approximately $236.8 million. The Class D Notes were retained by PF Servicing, LLC, an affiliate OF IX. The Class A Notes, Class B Notes, Class C Notes and Class D Notes bear interest at 3.91%, 4.50%, 5.43% and 5.77% annually, respectively, and provide us with a blended cost of capital fixed at 4.18%. The proceeds from the issuance were paid to us in connection with OF IX’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF IX. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes, Class C Notes and Class D Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-B Notes is in July 2024. Monthly payments of interest on the Series 2018-B Notes begin on August 8, 2018. For a discussion of covenants and events of default for the Series 2018-B Notes and OF IX, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF IX are owned by OF IX, are pledged to secure the payment of notes issued by OF IX, are assets of OF IX and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2018-A)

In March 2018, we issued our tenth asset-backed securitization, the Series 2018-A Notes, using Oportun Funding VIII, LLC, or OF VIII, a wholly-owned special purpose vehicle. In connection with this transaction, we redeemed our Series 2016-A Notes, which had been issued in our fifth asset backed securitization in February 2016, in accordance with the terms of such notes and participating certificates. The $200.0 million Series 2018-A Notes were issued by OF VIII in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2018-A Notes were issued pursuant to a Base Indenture and Series 2018-A Indenture Supplement, each dated March 8, 2018, by and between OF VIII and Wilmington Trust, National Association, as trustee. The Series 2018-A Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF VIII. At the time of issuance of the Series 2018-A Notes, the portfolio of loans held by OF VIII and pledged to secure the Series 2018-A Notes was approximately $222.2 million. The Class A Notes, Class B Notes and Class C Notes bear interest at 3.61%, 4.45% and 5.09% annually, respectively, and provide us with a blended cost of capital fixed at 3.83%. The proceeds from the issuance were paid to us in connection with OF VIII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF VIII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2018-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2018-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2018-A Notes is in March 2024. Monthly payments of interest on the Series 2018-A Notes began on April 9, 2018. The outstanding principal balance of the Series 2018-A Notes as of September 30, 2018 was $200.0 million. For a discussion of covenants and events of default for the Series 2018-A Notes and OF VIII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF VIII are owned by OF VIII, are pledged to secure

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

the payment of notes issued by OF VIII, are assets of OF VIII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2017-B)

In October 2017, we issued our ninth asset-backed securitization, the Series 2017-B Notes, using Oportun Funding VII, LLC, or OF VII, a wholly-owned special purpose vehicle. The $200.0 million Series 2017-B Notes were issued by OF VII in three classes: Class A, in the initial principal amount of $155.6 million, Class B, in the initial principal amount of $33.3 million, and Class C, in the initial principal amount of $11.1 million. The Series 2017-B Notes were issued pursuant to a Base Indenture and Series 2017-B Indenture Supplement, each dated October 11, 2017, by and between OF VII and Wilmington Trust, National Association, as trustee. The Series 2017-B Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF VII. At the time of issuance of the Series 2017-B Notes, the portfolio of loans held by OF VII and pledged to secure the Series 2017-B Notes was approximately $222.2 million. The Class A Notes, Class B Notes and Class C Notes bear interest at 3.22%, 4.26% and 5.29% annually, respectively, and provide us with a blended cost of capital fixed at 3.51%. The proceeds from the issuance were paid to us in connection with OF VII’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF VII. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2017-B Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-B Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes, Class B Notes and Class C Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-B Notes is in October 2023. Monthly payments of interest on the Series 2017-B Notes began on November 8, 2017. The outstanding principal balance of the Series 2017-B Notes as of September 30, 2018 was $200.0 million. For a discussion of covenants and events of default for the Series 2017-B Notes and OF VII, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF VII are owned by OF VII, are pledged to secure the payment of notes issued by OF VII, are assets of OF VII and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2017-A)

In June 2017, we issued our eighth asset-backed securitization, the Series 2017-A Notes, using Oportun Funding VI by OF VI, LLC, or OF VI, a wholly-owned special purpose vehicle. The $160.0 million Series 2017-A Notes were issued in two classes: Class A, in the initial principal amount of $131.8 million, and Class B, in the initial principal amount of $28.2 million. The Series 2017-A Notes were issued pursuant to a Base Indenture and Series 2017-A Indenture Supplement, each dated June 8, 2017, by and between OF VI and Wilmington Trust, National Association, as trustee. The Series 2017-A Notes are secured and payable from

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF VI. At the time of issuance of the Series 2017-A Notes, the portfolio of loans held by OF VI and pledged to secure the Series 2017-A Notes was approximately $188.2 million. The Class A Notes and Class B Notes bear interest at 3.23% and 3.97% annually, respectively, and provide us with a blended cost of capital fixed at 3.36%. The proceeds from the issuance were paid to us in connection with OF VI’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF VI. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2017-A Notes contain a three-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the third payment date immediately preceding the scheduled amortization period commencement date. If the Series 2017-A Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes and Class B Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2017-A Notes is in June 2023. Monthly payments of interest on the Series 2017-A Notes began on July 10, 2017. The outstanding principal balance of the Series 2017-A Notes as of September 30, 2018 was $160.0 million. For a discussion of covenants and events of default for the Series 2017-A Notes and OF VI, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF VI are owned by OF VI, are pledged to secure the payment of notes issued by OF VI, are assets of OF VI and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Securitization Facility (Series 2016-C)

In October 2016, we issued our sixth asset-backed securitization, the Series 2016-C Notes, using Oportun Funding IV, LLC, or OF IV, a wholly-owned special purpose vehicle. The $150.0 million Series 2016-C Notes were issued by OF IV in two classes: Class A, in the initial principal amount of $123.5 million, and Class B, in the initial principal amount of $26.5 million. The Series 2016-C Notes were issued pursuant to a Base Indenture and Series 2016-C Indenture Supplement, each dated October 19, 2016, by and between OF IV and Deutsche Bank Trust Company Americas, as trustee. The Series 2016-C Notes are secured and payable from collections on a revolving pool of unsecured consumer loans, which are generated by us in the ordinary course of our business and sold by us to OF IV. At the time of issuance of the Series 2016-C Notes, the portfolio of loans held by OF IV and pledged to secure the Series 2016-C Notes was approximately $176.5 million. The Class A Notes and Class B Notes bear interest at 3.28% and 4.85% annually, respectively, and provide us with a blended cost of capital fixed at 3.56%. The proceeds from the issuance were paid to us in connection with OF IV’s purchase of the original pool of loans. Subject to the satisfaction of certain conditions, we sell unsecured consumer loans that have satisfied all applicable eligibility criteria to OF IV. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded for three consecutive months, will cause an early amortization event to occur. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

The Series 2016-C Notes contain a two-year revolving period, unless earlier terminated upon the occurrence of a rapid amortization event, and are callable without penalty on or after the scheduled amortization period

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

commencement date. If the Series 2016-C Notes are not called, principal on the securities will be paid pari passu and pro rata to the Class A Notes and Class B Notes monthly from collections on the loans, unless a rapid amortization event occurs, in which case principal is repaid sequentially. The final maturity date of the Series 2016-C Notes is in November 2021. Monthly payments of interest on the Series 2016-C Notes began on December 8, 2016. The outstanding principal balance of the Series 2016-C Notes as of September 30, 2018 was $150.0 million. For a discussion of covenants and events of default for the Series 2016-C Notes and OF IV, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to OF IV are owned by OF IV, are pledged to secure the payment of notes issued by OF IV, are assets of OF IV and are not available to satisfy any of our obligations or available to our creditors.

Investors in our asset-backed securitization facilities do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Asset-Backed Revolving Debt Facility

We also obtain funding through an asset-backed revolving debt facility. With respect to such facility, the lenders commit for a three-year period to make loans to a wholly-owned subsidiary, Oportun Funding V, LLC, or Funding V, the proceeds of which are used to finance Funding V’s purchase of unsecured consumer loans from us in a bankruptcy remote transaction. The revolving pool of unsecured consumer loans purchased by Funding V serves as collateral for the loans made to Funding V under the revolving debt facility. Funding V repays the borrowings from collections received on the loans.

Funding V can voluntarily repay and re-borrow principal amounts under the revolving debt facility subject to satisfaction of borrowing conditions, including borrowing base requirements. In order for our loans to be eligible for purchase by Funding V under this facility, they must meet all applicable eligibility criteria. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, the outstanding principal balance did not exceed a certain amount at the time of sale, and such loan is a legal, valid and binding obligation of the obligor. The collateral pool is also subject to certain concentration limits that, if exceeded, will cause a reduction in the borrowing base by the amount of such excess. Concentration limitations may include, among others, interest rate, outstanding principal balance, original term and credit score concentration limits.

Funding V entered into a (1) base indenture and series supplement on August 4, 2015, with Deutsche Bank Trust Company Americas, as trustee, and (2) a note purchase agreement with the lenders party thereto. The revolving debt facility consists of a single class of revolving asset backed notes pursuant to which Funding V may borrow up to two times per week subject to an 80% borrowing base advance rate. Interest on the notes initially accrued at one-month LIBOR (minimum of 0.00%) plus 3.50%. The facility commitment was initially sized at $150.0 million on August 4, 2015, increased to $200.0 million on November 23, 2015 and increased further to $300.0 million on August 1, 2017. On December 10, 2018, the facility commitment increased to $400.0 million and the interest rate on the VFN was reduced to 1-month LIBOR plus a margin of 2.45%. The revolving period ends on October 1, 2021. The scheduled amortization period commencement date is October 1, 2021, after which the revolving period will end and principal on the notes will be paid to the lenders monthly from collections on the loans. The legal final payment date is 365 days after commencement of the amortization period. As of September 30, 2018, the outstanding principal balance under the revolving debt facility was $217.7 million.

For a discussion of covenants and events of default for Funding V, please see “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to Funding V are owned by Funding V, are pledged to secure the payment of the obligations incurred by Funding V, are assets of Funding V and are not available to satisfy any of Oportun, Inc.’s obligations. Lenders under our asset-backed revolving debt facility do not have direct recourse to Oportun Financial Corporation or Oportun, Inc.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Covenants and Events of Default for Debt Facilities

Our ability to utilize each of our debt facilities as described herein is subject to compliance with various covenants and other specified requirements. The failure to comply with such requirements may result in events of default and acceleration of our outstanding debt, the accelerated repayment of amounts owed under the applicable facility, often referred to as an early amortization event, and/or the termination of the facility. There are no events of default or early amortization events currently existing under any of our debt facilities.

Such requirements include:

•	Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio and minimum consolidated liquidity.

•

Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the pool not exceed certain stated maximum default rates, delinquency rates or minimum excess spread.

•

Other Events. Other events may include, among others, certain insolvency-related events, events constituting a servicer default, the inability or failure of us to transfer loans to the SPVs as required, failure to make required payments or deposits, ERISA related events, events related to the entry of an order decreeing dissolution that remains undischarged, events related to certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants.

•

Restrictive Covenants. Restrictive covenants may, among other things, impose limitations or restrictions on the ability of the respective borrowers thereunder to incur additional indebtedness, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business and create liens.

For each of the debt facilities, following an event of default or an early amortization event, collections on the collateral are applied to repay principal rather than being available on a revolving basis to fund the origination activities of our business. In the case of all our facilities, if an event of default occurs, the lenders (or the trustee, on their behalf) under our facilities will be entitled to take various actions, including the acceleration of amounts due under our facilities and all actions permitted to be taken by a secured creditor, if we were unable to obtain covenant relief or obtain a waiver from the lenders for specific non-compliance matters.

Moreover, we currently act as servicer with respect to the unsecured consumer loans held by the subsidiaries that have entered into our debt facilities. If we default in our servicing obligations or fail to meet certain financial covenants, an early amortization event or event of default could occur and/or we could be replaced by our backup servicer or another replacement servicer.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of                 , and after giving effect to the conversion of our outstanding preferred stock into shares of common stock upon the completion of this offering,                shares of common stock will be outstanding. All of the                shares sold in this offering will be freely tradable unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be “restricted securities” as that term is defined under Rule 144 of the Securities Act.

As a result of the lock-up agreements and the provisions of Rules 144 and 701 under the Securities Act, the shares of common stock that will be deemed restricted securities after this offering will be available for sale in the public market as follows:

•	shares will be available for sale until 180 days after the date of this prospectus, subject to certain limited exceptions provided for in the lock-up agreements; and

•	shares will be eligible for sale beginning more than 180 days after the date of this prospectus, subject, in the case of shares held by our affiliates, to the volume limitations under Rule 144.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least six months would be entitled to sell those securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and are current in filing our periodic reports. Persons who have beneficially owned restricted shares of common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be titled to sell within any three-month period only a number of securities that does not exceed 1% of the number of our common stock then outstanding, which will equal approximately                shares immediately after this offering, based on the number of shares of common stock outstanding as of                . Such sales by affiliates must also comply with the manner of sale and notice provisions of Rule 144 and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

We and all of our executive officers and directors, as well as the holders of                shares of our common stock immediately prior to the closing of this offering, agreed, with certain limited exceptions, that for a period of

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

180 days from the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Morgan Stanley & Co. LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time.

Morgan Stanley & Co. LLC has advised us that it has no present intent or arrangement to release any common stock subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares of common stock subject to a lock-up, Morgan Stanley & Co. LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares of common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our common stock requesting the release is an officer, director or other affiliate of ours.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the investors’ rights agreement and our standard form of option agreement under our 2005 Plan and our 2015 Plan, that contain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

We have entered into an amended and restated investors’ rights agreement with certain of our investors in connection with certain of our preferred stock financings and with certain of our warrant holders. These investors and warrant holders are entitled to rights with respect to the registration of their shares following the completion of this offering. For a more detailed description of these registration rights, see “Description of Capital Stock—Stockholder Registration Rights.”

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, governmental organizations, qualified foreign pension funds, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons that have a functional currency other than the U.S. dollar, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to Section 451(b) of the Code, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In the case of a holder of our common stock that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a person treated as a partner in such partnership for U.S. federal income tax purposes generally will depend on the status of the partner, the activities of the partner and the partnership and

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

certain determinations made at the partner level. A person treated as a partner in a partnership or who holds their stock through another transparent entity should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other transparent entity, as applicable.

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion below regarding foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, including a U.S. taxpayer identification number, or in certain circumstances, a foreign tax identifying number, and certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and you do not timely file the required certification, you may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that such holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net income basis at the regular graduated rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess, and taxed in the same manner as gain realized from a sale or other disposition of our common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period. In general, we would be a U.S. real property holding corporation if interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than five percent of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on your disposition is taxable because we are a United States real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons.

If you are a Non-U.S. Holder described in (a) above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though you are not considered a resident of the U.S.), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-ECI, or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on and the gross proceeds of a disposition of our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

The withholding provisions described above currently apply to payments of dividends, and will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2019.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Jefferies LLC
UBS Securities LLC
JMP Securities LLC
William Blair & Company, L.L.C.

Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                 . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                 .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply to list our common stock on the NASDAQ Global Market under the trading symbol “OPRT.”

We and all directors and officers and the holders of substantially all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to our directors, officers and other holders of substantially all of our outstanding securities with respect to:

(a)	transfers of shares of common stock acquired in this offering or in open market transactions on or after the completion of this offering, provided that no filing under Section 16 of the Exchange Act or any other public filing or disclosure, shall be required or shall be voluntarily made during the restricted period in connection with subsequent sales of such shares of common stock;

(b)	transfers of shares of common stock as a bona fide gift or gifts or for bona fide estate planning purposes;

(c)	transfers of shares of common stock to an immediate family member or to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, or if the stockholder is a trust, to any beneficiary (including such beneficiary’s estate) of the stockholder;

(d)	transfers of shares of common stock by a corporation, partnership, limited liability company, trust or other business entity as part of a distribution to its stockholders, affiliates (as defined in Rule 405 promulgated under the Securities Act), partners, members or managers, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, provided that it shall be a condition to such transfer that there shall be no further transfer of such shares of common stock except in accordance with the lock-up agreement;

(e)	transfers of shares of common stock by will or intestate succession upon the death of the stockholder;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

(f)	transfers of shares of common stock by operation of law pursuant to a qualified domestic order in connection with a divorce settlement, provided that no filing under Section 16 of the Exchange Act, or any other public filing or disclosure, shall be required or shall be voluntarily made by the stockholder or any other party during the restricted period in connection with such transfer;

(g)	transfers of shares of common stock to us pursuant to arrangements under which we have (i) the option to repurchase shares of common stock issued pursuant to an employee benefit plan disclosed in this prospectus at the lower of cost or fair market value in connection with the termination of employment or service of the stockholder with us or (ii) a right of first refusal with respect to transfers of such shares of common stock, provided that any filing under Section 16 of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership, shall clearly state that the transfer is in connection with a repurchase by us or the exercise of our right of first refusal, as the case may be;

(h)	transfers of shares of common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our capital stock involving a change of control after the completion of this offering; provided, that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the shares of common stock owned by such stockholders shall remain subject to the terms of the lock-up agreement;

(i)	transfers of shares of common stock with the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters;

(j)	the entering into of a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the sale of our securities, provided that (i) the securities subject to such plan may not be transferred, sold or otherwise disposed of during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the stockholder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of securities may be made under such plan during the restricted period;

(k)	the receipt of shares of common stock in connection with the exercise of any stock options issued pursuant to an employee benefit plan or warrants, provided that (i) such stock options or warrants are outstanding as of the completion of this offering, (ii) such stock options or warrants will expire during the restricted period and (iii) such employee benefit plans and warrants are described in this prospectus; provided, that no filing under Section 16 of the Exchange Act, or any other public filing or disclosure of such receipt or transfer by or on behalf of the stockholder shall be required or shall be voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above, (B) no shares of common stock were sold by the reporting person and (C) the shares of common stock received upon exercise of the stock option or warrant are subject to the terms of the lock-up agreement;

(l)	transfers of shares of common stock to us upon a vesting event of our securities or upon the exercise of stock options or warrants to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such stock options or warrants so long as such “cashless exercise” or “net exercise” is effected solely by the surrender of outstanding stock options or warrants to us and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax obligations, excluding all methods of exercise that would involve a sale of any shares relating to stock options or warrants, whether to cover the applicable exercise price, withholding tax obligations or otherwise; provided, that no filing under Section 16 of the Exchange Act, or any other public filing or disclosure of such receipt or transfer by or on behalf of the stockholder shall be required or shall be voluntarily made within 30 days after the date of this prospectus, and after such 30th day, any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no shares of common stock were sold by the reporting person; or

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

(m)	receipt of shares of common stock in connection with the conversion of our outstanding preferred stock into shares of common stock in connection with the consummation of this offering in accordance with our certificate of incorporation, provided that any such shares of common stock received upon such conversion shall remain subject to the terms of the lock-up agreement.

The lock-up restrictions described in the foregoing do not apply solely to us with respect to:

(a)	the filing of a registration statement on Form S-8 or any successor form thereto with respect to the registration of securities to be offered under any employment benefit or equity incentive plans described elsewhere in this prospectus;

(b)	the sale of shares to the underwriters;

(c)	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

(d)	the issuance by us of common stock or other securities convertible into or exercisable for shares of common stock, in each case pursuant to our stock plans, described elsewhere in this prospectus;

(e)	the entry into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition, and the issuance of any such securities pursuant to any such agreement; provided that, in the case of this clause (e) and clause (f) below, the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed % of the total number of shares of the common stock issued and outstanding immediately following the completion of this offering;

(f)	the entry into any agreement providing for the issuance of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with strategic transactions, and the issuance of any such securities pursuant to any such agreement; provided that, in the case of clause (e) above and this clause (f), the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue shall not exceed % of the total number of shares of the common stock issued and outstanding immediately following the completion of this offering; or

(g)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Morgan Stanley & Co. LLC and Jefferies LLC are arrangers, bookrunners, agents and lenders under our debt facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Each underwriter has represented and agreed that:

(a)	it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

(c)	shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

ii.	where no consideration is or will be given for the transfer; or

iii.	where the transfer is by operation of law.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities described herein. The securities may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the company nor the securities have been or will be filed with or approved by any Swiss regulatory authority. The securities are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA, and investors in the securities will not benefit from protection or supervision by such authority. The offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. As of the date of this prospectus, GC&H Investments, LLC, an entity comprised of partners and associates of Cooley LLP, beneficially owns 67,274 shares of our preferred stock, which will be converted into 104,841 shares of our common stock upon completion of this offering. Goodwin Procter LLP, Redwood City, California, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules filed with the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an Internet website that contains periodic reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We intend to furnish our stockholders with annual reports containing audited financial statements and to file with the SEC quarterly reports containing unaudited interim financial data for the first three quarters of each fiscal year. We also maintain an Internet website at www.oportun.com. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Oportun Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oportun Financial Corporation and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, CA

July 18, 2018

We have served as the Company’s auditor since 2010.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,		September 30,
	2016	2017	2018	2018
				Proforma
			(unaudited)	(unaudited)
Assets
Cash and cash equivalents	$35,581	$48,349	$42,163
Restricted cash	32,156	45,806	52,095
Loans receivable at fair value	—	—	923,511
Loans receivable at amortized cost, net	882,815	1,136,174	481,984
Less:
Unamortized deferred origination costs and fees, net	(11,876)	(13,193)	(3,061)
Allowance for loan losses	(59,943)	(81,577)	(42,944)

Loans receivable at amortized cost, net	810,996	1,041,404	435,979
Loans held for sale	896	2,400	2,064
Interest and fees receivable, net	7,224	8,719	10,826
Fixed assets, net	15,822	17,162	19,770
System development costs, net	5,182	5,656	5,454
Deferred tax assets	36,367	29,138	8,247
Other assets	10,371	16,407	22,597

Total assets	$954,595	$1,215,041	$1,522,706

Liabilities and stockholders’ equity
Liabilities:
Accounts payable	$905	$5,837	$4,484
Accrued compensation	9,481	12,221	12,933
Secured financing	37,346	154,326	216,697
Asset-backed notes at fair value	—	—	411,721
Asset-backed notes at amortized cost	657,414	779,662	507,268
Amount due to whole loan buyer	13,483	22,043	23,707
Other liabilities	12,402	24,225	25,129

Total liabilities	731,031	998,314	1,201,939

Stockholders’ Equity:
Convertible preferred stock, $0.0001 par value—182,060,000 shares authorized at December 31, 2016 and 2017 and September 30, 2018 (unaudited); 158,114,864,159,066,825 and 154,484,881 shares issued and outstanding (liquidation preference of $267,910, $270,811 and $261,343) at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively	16	16	16	$—
Convertible preferred stock, additional paid-in capital	265,073	267,974	257,887	—
Common stock, $0.0001 par value—310,000,000 shares authorized at December 31, 2016 and 2017 and September 30, 2018 (unaudited); 26,759,666 shares issued and 26,623,964 shares outstanding at December 31, 2016; 28,135,128 shares issued and 25,613,988 shares outstanding at December 31, 2017; 34,981,429 shares issued and 32,460,289 shares outstanding at September 30, 2018 (unaudited)	3	3	3	22
Common stock, additional paid-in capital	19,299	24,700	40,699	298,583
Convertible preferred stock warrants	1,031	130	130	130
Accumulated other comprehensive loss	(23)	(142)	(135)	(135)
Retained earnings (deficit)	(61,587)	(70,732)	27,389	27,389
Treasury stock at cost, 135,702, 2,521,140 and 2,521,140 shares at December 31, 2016 and 2017 and September 30, 2018 (unaudited), respectively	(248)	(5,222)	(5,222)	(5,222)

Total stockholders’ equity	223,564	216,727	320,767	$320,767

Total liabilities and stockholders’ equity	$954,595	$1,215,041	$1,522,706

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Revenue:
Interest income	$182,650	$254,151	$327,935	$237,399	$323,956
Non-interest income	12,579	23,374	33,019	22,140	34,611

Total revenue	195,229	277,525	360,954	259,539	358,567

Interest expense	(24,029)	(28,774)	(36,399)	(26,297)	(33,622)
Provision for loan losses	(46,743)	(70,363)	(98,315)	(68,598)	(19,597)
Net change in fair value	—	—	—	—	34,047

Net revenue	124,457	178,388	226,240	164,644	339,395

Operating expenses:
Technology and facilities	33,703	51,891	70,896	51,147	60,410
Sales and marketing	25,042	39,845	58,060	39,798	54,084
Personnel	27,460	38,180	47,186	33,501	45,997
Outsourcing and professional fees	18,953	21,967	31,171	20,911	35,920
General, administrative and other	9,780	10,449	16,858	7,037	7,703

Total operating expenses	114,938	162,332	224,171	152,394	204,114

Net income before taxes	9,519	16,056	2,069	12,250	135,281
Income tax provision (benefit)	1,124	(34,802)	12,275	4,501	37,160

Net income (loss)	$8,395	$50,858	$(10,206)	$7,749	$98,121

Net income (loss) attributable to common stockholders	$—	$4,419	$(10,206)	$—	$12,843
Net income (loss) per common share:
Basic	$0.00	$0.17	$(0.38)	$0.00	$0.47
Diluted	$0.00	$0.12	$(0.38)	$0.00	$0.31
Pro forma (unaudited):
Basic			$(0.05)		$0.44
Diluted			$(0.05)		$0.42
Weighted average shares of common stock used in computing net income per common share:
Basic	24,439,271	26,538,388	26,617,916	27,023,311	27,156,714
Diluted	24,439,271	37,997,937	26,617,916	27,023,311	41,258,465
Pro forma (unaudited):
Basic			219,880,883		220,726,697
Diluted			219,880,883		234,828,448

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Net income (loss)	$8,395	$50,858	$(10,206)	$7,749	$98,121
Change in post-termination benefit obligation	—	(23)	(119)	(3)	7

Total comprehensive income (loss)	$8,395	$50,835	$(10,325)	$7,746	$98,128

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share data)

	Convertible Preferred Stock			Preferred and Common Stock Warrants		Common Stock
	Shares	Par Value	Additional Paid-in Capital	Shares	Par Value	Shares	Par Value	Additional Paid-in Capital	Other Comprehensive Loss	Accumulated Deficit	Treasury Stock	Total Stockholders’ Equity
Balance—December 31, 2014	122,397,361	$12	$172,544	8,158,429	$4,264	22,248,134	$3	9,300	$—	$(120,840)	$—	$65,283
Issuance of common stock upon exercise of stock options	—	—	—	—	—	1,206,802	—	257	—	—	—	257
Repurchase of common stock	—	—	—	—	—	(5,449)	—	(1)	—	—	—	(1)
Issuance of convertible preferred stock— Series H	31,696,695	3	86,209	—	—	—	—	—	—	—	—	86,212
Issuance of preferred stock warrants—Series F-1 as compensation for advisory services	—	—	—	24,641	16	—	—	—	—	—	—	16
Issuance of convertible preferred and common stock upon exercise of warrants	4,020,808	1	6,320	(6,959,220)	(3,251)	2,938,412	—	3,278	—	—	—	6,348
Stock-based compensation expense	—	—	—	—	—	—	—	2,600	—	—	—	2,600
Net income	—	—	—	—	—	—	—	—	—	8,395	—	8,395

Balance—December 31, 2015	158,114,864	$16	$265,073	1,223,850	$1,029	26,387,899	$3	$15,434	$—	$(112,445)	$—	$169,110
Issuance of common stock upon exercise of stock options	—	—	—	—	—	371,767	—	121	—	—	—	121
Repurchase of common stock	—	—	—	—	—	(135,702)	—	—	—	—	(248)	(248)
Repurchase of stock options	—	—	—	—	—	—	—	(759)	—	—	—	(759)
Issuance of preferred stock warrants—Series F-1 as compensation for advisory services	—	—	—	2,674	2	—	—	—	—	—	—	2
Stock-based compensation expense	—	—	—	—	—	—	—	4,503	—	—	—	4,503
Change in post-termination benefit obligation	—	—	—	—	—	—	—	—	(23)	—	—	(23)
Net income	—	—	—	—	—	—	—	—		50,858	—	50,858

Balance—December 31, 2016	158,114,864	$16	$265,073	1,226,524	$1,031	26,623,964	$3	$19,299	$(23)	$(61,587)	$(248)	$223,564
Issuance of common stock upon exercise of stock options, net	—	—	—	—	—	1,791,216	—	705	—	—	—	705
Repurchase of common stock	—	—	—	—	—	(1,813,350)	—	—	—	—	(3,898)	(3,898)
Payment of employee tax obligation paid with equivalent shares	—	—	—	—	—	(415,754)	—	(769)	—	—	—	(769)
Repurchase of stock options	—	—	—	—	—	—	—	(1,447)	—	—	—	(1,447)
Issuance of convertible preferred and common stock upon exercise of warrants	951,961	—	2,901	(951,961)	(901)	—	—	—	—	—	—	2,000
Stock-based compensation expense	—	—	—	—	—	—	—	5,705	—	—	—	5,705
Cumulative adjustment due to new accounting standards update (ASU 2016-09)	—	—	—	—	—	—	—	—	—	1,061	—	1,061
Settlement of secured non-recourse affiliate note	—	—	—	—	—	(572,088)	—	1,207	—	—	(1,076)	131
Change in post-termination benefit obligation	—	—	—	—	—	—	—	—	(119)	—	—	(119)
Net loss	—	—	—	—	—	—	—	—	—	(10,206)	—	(10,206)

Balance—December 31, 2017	159,066,825	$16	$267,974	274,563	$130	25,613,988	$3	$24,700	$(142)	$(70,732)	$(5,222)	$216,727
Issuance of common stock upon exercise of stock options (unaudited)	—	—	—	—	—	1,959,226	—	876	—	—	—	876
Issuance of common stock upon conversion of preferred stock (unaudited)	(4,581,944)	—	(10,087)	—	—	4,887,075	—	10,087	—	—	—	—
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	5,036	—	—	—	5,036
Change in post-termination benefit obligation (unaudited)	—	—	—	—	—	—	—	—	7	—	—	7
Net income (unaudited)	—	—	—	—	—	—	—	—	—	98,121	—	98,121

Balance—September 30, 2018 (unaudited)	154,484,881	$16	$257,887	274,563	$130	32,460,289	$3	$40,699	$(135)	$27,389	$(5,222)	$320,767

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Cash flows from operating activities
Net income (loss)	$8,395	$50,858	$(10,206)	$7,749	$98,121
Adjustments to reconcile net income (loss) to net cash provided in operating activities:
Depreciation and amortization	5,203	8,378	10,589	7,804	8,698
Amortization of deferred financing costs	4,805	4,797	4,865	3,696	2,862
Amortization of deferred loan costs	4,729	4,688	4,603	3,333	2,171
Amortization of debt discount	16	2	—	—	—
Fair value adjustments, net	—	—	—	—	(34,047)
Origination fees for loans receivable at fair value, net	—	—	—	—	(14,032)
Gain on loan sales	(7,867)	(15,766)	(22,254)	(14,520)	(23,371)
Loss on disposal of fixed assets	128	62	91	48	38
Stock-based compensation expense	2,600	4,503	5,705	4,058	5,036
Provision for loan losses	46,743	70,363	98,315	65,598	19,597
Deferred tax provision	—	(36,367)	8,291	1,908	20,891
Originations of loans sold and held for sale	(89,427)	(161,734)	(220,529)	(145,732)	(201,271)
Proceeds from sale of loans	97,418	176,854	241,277	160,031	224,982
Changes in operating assets and liabilities:
Interest and fee receivable, net	(3,021)	(2,384)	(3,453)	(2,172)	(3,793)
Other assets	(1,035)	(5,053)	(6,036)	(4,104)	(6,191)
Accounts payable	(132)	73	4,529	3,040	(1,286)
Accrued compensation	(32)	3,424	2,621	1,655	720
Amount due to whole loan buyer	6,380	7,103	8,560	4,285	1,664
Other liabilities	745	4,101	12,150	747	(355)

Net cash provided by operating activities	75,648	113,902	139,118	100,424	100,434

Cash flows from investing activities
Originations of loans	(714,449)	(889,978)	(1,062,692)	(722,826)	(938,957)
Repayments of loan principal for loans	466,573	594,417	731,325	537,218	647,421
Purchase of fixed assets	(8,342)	(10,656)	(8,548)	(6,710)	(7,631)
Capitalization of system development costs	(3,030)	(3,542)	(3,473)	(2,609)	(2,145)

Net cash used in investing activities	(259,248)	(309,759)	(343,388)	(194,927)	(301,312)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock	86,212	—	—	—	—
Proceeds from issuance of common stock on exercise of options, net	257	121	705	264	876
Borrowings under secured financing	132,000	168,000	441,240	208,000	207,000
Borrowings under asset-backed notes	237,544	424,837	360,001	160,001	413,163
Repurchase of common stock	(1)	(248)	(3,898)	(3,898)	—
Repurchase of stock options	—	(759)	(1,447)	(1,447)	—
Settlement of secured non-recourse affiliate note	—	—	131	131	—
Exercise of warrants	6,348	—	2,000	2,000	—
Payments of secured financing	(110,500)	(262,000)	(323,460)	(22,540)	(145,049)
Repayment of asset-backed notes	(137,442)	(101,941)	(237,544)	(237,544)	(274,836)
Repayment of participating securities	(4,690)	—	—	—	—
Payment of employee tax obligation paid with equivalent shares	—	—	(769)	—	—
Repayments of capital lease obligations	(390)	(343)	(397)	63	(173)
Payments of deferred financing costs	(5,973)	(5,754)	(5,874)	(3,624)	—

Net cash provided by financing activities	203,365	221,913	230,688	101,406	200,981

Net increase (decrease) in cash and cash equivalents and restricted cash	19,765	26,056	26,418	6,903	103
Cash and cash equivalents and restricted cash beginning of period	21,916	41,681	67,737	67,737	94,155

Cash and cash equivalents and restricted cash end of period	$41,681	$67,737	$94,155	$74,640	$94,258

Supplemental disclosure of cash flow information
Cash and cash equivalents	$24,465	$35,581	$48,349	$39,432	$42,163
Restricted cash	17,216	32,156	45,806	35,208	52,095

Total cash and cash equivalents and restricted cash	$41,681	$67,737	$94,155	$74,640	$94,258

Cash paid for income taxes, net of refunds	$944	$1,449	$4,402	$2,864	$9,631
Cash paid for interest and prepayment fees	$19,186	$23,297	$31,064	$22,401	$30,149
Supplemental disclosures of non-cash investing and financing activities
Secured non-recourse affiliate note settled with common stock	$—	$—	$1,076	$1,076	$—
Acquisition of fixed assets under capital lease obligation	$603	$381	$—	$—	$—
System development costs included in accounts payable and accrued liabilities	$97	$29	$99	$41	$12
Purchases of fixed assets included in accounts payable and accrued liabilities	$267	$40	$444	$—	$311

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

OPORTUN FINANCIAL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Oportun Financial Corporation is the parent holding company of Oportun, Inc. Each are Delaware corporations and all business operations, other than equity financing, take place at Oportun, Inc. and its subsidiaries. Oportun, Inc. was incorporated in August 2005 as Progress Financial Corporation, and the parent holding company was incorporated in August 2011 as Progreso Financiero Holdings, Inc. In January 2015, the names of the two companies were changed to Oportun Financial Corporation and Oportun, Inc., respectively Oportun Financial Corporation and its subsidiaries are hereinafter referred to as the “Company.” The Company is headquartered in San Carlos, California.

Doing business under the brand name “Oportun,” the Company is a technology-powered and mission-driven provider of inclusive, affordable financial services to credit invisibles or mis-scored consumers. The Company provides small dollar, unsecured installment loans that are affordably priced and that help customers establish a credit history. The Company has developed a proprietary lending platform that enables the Company to underwrite the risk of low-to-moderate income customers that are credit invisible or mis-scored, leveraging data collected through the application process and data obtained from third-party data providers, and a technology platform for application processing, loan accounting and servicing. The Company has been certified by the United States Department of the Treasury as a Community Development Financial Institution (“CDFI”) since 2009.

The following wholly-owned subsidiaries of Oportun, Inc. in the United States have active operations as of September 30, 2018: PF Servicing, LLC, Oportun, LLC, Oportun Funding IV, LLC, Oportun Funding V, LLC, Oportun Funding VI, LLC, Oportun Funding VII, LLC, Oportun Funding VIII, LLC, Oportun Funding IX, LLC and Oportun Funding X, LLC. In addition, the Company also has the following wholly-owned subsidiaries which were inactive as of September 30, 2018: Progreso Receivables Funding I, LLC, Progreso Receivables Funding II, LLC, Progreso Receivables Funding III, LLC, Progreso Receivables VFN I, LLC, Oportun Funding AFS I, LLC, Oportun Funding A, LLC, Oportun Funding I, LLC, Oportun Funding II, LLC, Oportun Funding III, Oportun Funding XI, LLC, Oportun Funding XII, LLC, Oportun Funding XIII, LLC, Oportun Funding XIV, LLC and Oportun Funding XV, LLC.

Additionally, Oportun, Inc. has two wholly-owned subsidiaries in Mexico, PF Servicing, S. de R.L. de C.V and OPTNSVC Mexico, S. de R.L. de C.V. (formerly PF Controladora, S. de R.L. de C.V.). These entities were incorporated under Mexican law in December 2010 with the purpose of establishing customer contact centers (PF Servicing) and providing administrative, support and other services (OPTNSVC Mexico) to support operations in the United States. PF Servicing, S. de R.L. de C.V. commenced operations in August 2017.

As of September 30, 2018 the Company operated in California, Texas, Illinois, Utah, Nevada, Arizona, Missouri, New Mexico, Florida, Wisconsin and Idaho. The Company commenced operations in New Mexico in April 2017, Florida in December 2017 and Wisconsin and Idaho in May 2018. Each state has consumer lending statutes that establish permitted loan pricing, fees and terms. State agencies oversee the operations of licensees, including enforcement of applicable state statutes, compliance audits and annual reporting.

The Company uses securitization transactions, warehouse facilities and other forms of debt financing, as well as whole loan sales, to finance the principal amount of most of the loans it makes to its customers. As described in Note 9, some of the Company’s existing debt facilities contain debt covenants that require the Company not to exceed certain risk scores, and delinquency and loss ratios in its loan portfolio. Breach of such covenants could cause the respective facility to enter into early amortization. Additionally, some of the Company’s borrowing facilities pay interest expense based on variable rates and an increase in the underlying reference rate for such debt could increase the Company’s interest expense significantly. The Company monitors and is actively engaged in managing these risks. In order to continue to expand its operations and grow its loan portfolio, the Company anticipates issuing additional debt and equity funding. Additional funding is dependent

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

upon market conditions, financial institutions and other lenders making new or expanding existing debt commitments, and new or existing equity holders providing additional equity capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Effective January 1, 2018, the Company elected the fair value option for the following:

•	All loans held for investment that the Company originates on or after the effective date; and

•	Asset-backed notes issued on or after the effective date.

Loans that the Company designates for sale will continue to be accounted for as held for sale and recorded at the lower of cost or fair value until the loans are sold. Loans held for investment that were originated prior to January 1, 2018 are reported at their amortized cost, which is the outstanding principal balance, net of unamortized deferred origination costs and fees and the allowance for loan losses. Asset-backed notes issued prior to January 1, 2018 will continue to be recorded at the issue price net of capitalized deferred financing costs.

The fair value option for the above financial instruments allows for more closely aligned timing of the recognition of interest income and expense. Electing the fair value option for these financial instruments also reduces certain timing differences and better matches the change in the fair value of the loans receivable and asset-backed notes.

See Note 5, Note 6, Note 9, Note 12, and Note 14 to the Consolidated Financial Statements for additional disclosures regarding the fair value option election of the above financial instruments.

Financial data presented in these notes expressed as “,000” have been rounded to the nearest thousand dollars unless stated otherwise.

To conform to the current period presentation, certain items in prior periods have been reclassified.

Unaudited Pro Forma Stockholders’ Equity and Unaudited Pro Forma Net Income (Loss) Per Share—The unaudited pro forma stockholders’ equity as of September 30, 2018 has been prepared assuming that upon the closing of an initial public offering all of the Company’s outstanding shares of convertible preferred stock will automatically convert into shares of common stock. The September 30, 2018 unaudited pro forma stockholders’ equity reflects the automatic conversion of all 154,484,881 outstanding shares of convertible preferred stock into 189,219,953 shares of common stock. Unaudited pro forma net loss per share for fiscal 2017 and earnings per share for the nine months ended September 30, 2018 have been computed to give effect to the automatic conversion of the convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period.

Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from those estimates and assumptions.

Unaudited Interim Consolidated Financial Information—The accompanying interim consolidated balance sheet as of September 30, 2018 and the consolidated statements of operations, comprehensive income

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

(loss) and cash flows for the nine months ended September 30, 2017 and 2018, and the consolidated statement of changes in stockholder’s equity for the nine months ended September 30, 2018 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all regular recurring adjustments necessary to state fairly our financial position as of September 30, 2018 and the results of operations, comprehensive income (loss) and cash flows for the nine months ended September 30, 2017 and 2018. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these nine-month periods are unaudited. The results for the nine months ended September 30, 2018 are not necessarily indicative of the operating results expected for the full fiscal year ending December 31, 2018 or any future period.

Consolidation and Variable Interest Entities—The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s policy is to consolidate the financial statements of entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity or variable interest entity (“VIE”) and if the accounting guidance requires consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The Company determines whether it has a controlling financial interest in a VIE by considering whether its involvement with the VIE is significant and whether it is the primary beneficiary of the VIE based on the following:

•	The Company has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance;

•	The aggregate indirect and direct variable interests held by us have the obligation to absorb losses or the right to receive benefits from the entity that could be significant to the VIE; and

•	Qualitative and quantitative factors regarding the nature, size, and form of the Company’s involvement with the VIE.

Progreso Receivables Funding I, LLC, Progreso Receivables Funding II, LLC, Progreso Receivables Funding III, LLC, Progreso Receivables VFN I, LLC, Oportun Funding AFS I, LLC, Oportun Funding A, LLC, Oportun Funding I, LLC, Oportun Funding II, LLC, Oportun Funding III, LLC, Oportun Funding IV, LLC, Oportun Funding V, LLC, Oportun Funding VI, LLC, Oportun Funding VII, LLC, Oportun Funding VIII, LLC, Oportun Funding IX, LLC, Oportun Funding X, LLC, Oportun Funding XI, LLC, Oportun Funding XII, LLC, Oportun Funding XIII, LLC, Oportun Funding XIV, LLC and Oportun Funding XV, LLC are wholly-owned subsidiaries established to complete secured financing transactions. The Company consolidates the financial statements of these VIEs because the Company has determined it has the power to direct the activities that most significantly impact the economic performance of these entities. In addition, the Company has both the obligation to absorb the losses and the right to receive benefits from these entities that could potentially be significant to these entities.

Foreign Currency Translation—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities of these subsidiaries are re-measured into U.S. dollars from the local currency at rates in effect at period-end and nonmonetary assets and liabilities are re-measured at historical rates. Revenue and expenses are re-measured at average exchange rates in effect during each period. Foreign currency gains and losses from re-measurement and transaction gains and losses are recorded as other expense in the consolidated statements of operations. For the years ended December 31, 2015, 2016 and 2017, foreign currency losses were approximately $65,000, $254,000 and $346,000, respectively. For the nine months ended September 30, 2017 and 2018, foreign currency losses were approximately $225,000 and $74,000, respectively.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and loans receivable. The Company’s policy is to place its cash and cash equivalents and restricted cash with financial institutions which are highly rated. As part of the Company’s cash management process, the Company performs periodic evaluations of the relative credit standings of these financial institutions.

As of December 31, 2016, 74%, 19% and 4% of the owned principal balance related to customers from California, Texas and Illinois, respectively, and the owned principal balance related to customers from Utah, Arizona and Nevada were not material. As of December 31, 2017, 70%, 22%, 5%, 2% and 1% of the owned principal balance related to customers from California, Texas, Illinois, Nevada and Arizona, respectively, and the owned principal balance related to customers from Florida, Missouri, New Mexico and Utah were not material. As of September 30, 2018, 66%, 24% and 5% of the owned principal balance related to customers from California, Texas and Illinois, respectively.

Cash and Cash Equivalents—Cash and cash equivalents consist of unrestricted cash balances and short-term, liquid investments with an original maturity date of three months or less at the time of purchase.

Restricted Cash—Restricted cash represents cash held at a financial institution as part of the collateral for the Company’s secured financing, asset-backed notes and loans designated for sale.

Loans Receivable at Fair Value—Effective January 1, 2018, the Company elected the fair value option to account for new loan originations held for investment on or after the effective date. Under the fair value option, direct loan origination fees are taken into income immediately and direct loan origination costs are expensed in the period the loan originates. The Company estimates the fair value of the loans using a discounted cash flow model, which considers various inputs such as the price that the Company can sell loans to a third party in a non-public market, market conditions such as interest rates, credit risk, net charge-offs, and customer payment rates. The Company re-evaluates the fair value of loans receivable at the close of each measurement period. Changes in fair value are recorded in “Net change in fair value” in the Consolidated Statement of Operations in the period of the fair value changes.

Loans Receivable at Amortized Cost—Loans originated prior to January 1, 2018 are carried at amortized cost, which is the outstanding unpaid principal balance, net of deferred loan origination fees and costs and the allowance for loan losses.

The Company estimates direct loan origination costs associated with completed and successfully originated loans. The direct loan origination costs include employee compensation and independent third-party costs incurred to originate loans. Direct loan origination costs are offset against any loan origination fees and deferred and amortized over the life of the loan for loans originated before January 1, 2018.

Fair Value Measurements—The Company follows applicable guidance that establishes a fair value measurement framework, provides a single definition of fair value and requires expanded disclosure summarizing fair value measurements. Such guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

Fair value guidance establishes a three-level hierarchy for inputs used in measuring the fair value of a financial asset or financial liability.

Level 1 financial instruments are valued based on unadjusted quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2 financial instruments are valued using quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Level 3 financial instruments are valued using pricing inputs that are unobservable and reflect the Company’s own assumptions that market participants would use in pricing the asset or liability.

Loans Held for Sale—Loans held for sale are recorded at the lower of cost or fair value until the loans are sold. Loans held for sale are sold within four days of origination. Cost of loans held for sale is inclusive of unpaid principal plus net deferred origination costs.

Troubled Debt Restructuring (“TDR”)—In certain limited circumstances, the Company grants concessions to customers for economic or legal reasons related to a customer’s financial difficulties that would otherwise not have been considered. Financial difficulty is typically evidenced by a customer’s delinquency status and not having access to funds to pay the debt, participation in a credit counseling arrangement or bankruptcy proceedings, among others. The Company restructures a loan as a TDR only if the customer can demonstrate willingness to pay under the terms of a TDR for the foreseeable future. When a loan is restructured as a TDR, the Company may grant one or a combination of the following concessions:

•	Reduction of interest rate;

•	Extension of term, typically longer than the remaining term of the original loan; or

•	Forgiveness of a portion or all of the unpaid interest and late fees.

When a loan is restructured as a TDR, the customer signs a new loan document; however, the restructured loan is considered part of the Company’s ongoing effort to recover its investment in the original loan.

A loan that has been classified as a TDR remains so until the loan is paid off or charged off.

For loans recorded at amortized cost, when a loan is restructured as a TDR, the unamortized portion of deferred origination fees, net of origination costs, is amortized based on the term of the TDR, which is typically longer than the term of the un-restructured loan. When a TDR is charged off, the unamortized portion of deferred origination fees, net of origination costs, is also written off.

For loans recorded at fair value, when a loan is restructured as a TDR, any new loan origination fees and costs, if any, are recognized when the TDR documents are signed, and any changes in fair value of the original loan are recorded in “Net change in fair value” in the Consolidated Statement of Operations in the period of the fair value changes.

Loans under the Good Customer Program—The Company allows certain of its low-risk customers to refinance an existing loan before full repayment of the existing loan. A portion of the proceeds of the new loan is used to pay off the balance of the customer’s existing loan. The program is available only to contractually current customers who meet certain eligibility criteria. The amount of unpaid principal balance of existing loans paid off with the proceeds from new loans, excluding loans sold, was $56.7 million, $96.3 million and $100.9 million as of December 31, 2016 and 2017 and September 30, 2018, respectively.

Allowance for Loan Losses—The Company’s allowance for loan losses is an estimate of losses inherent in the loans receivable at amortized cost at the balance sheet date. Loans are charged off against the allowance at the earlier of when loans are determined to be uncollectible or when loans are 120 days contractually past due. Loan recoveries are recorded when cash is received.

The Company sets the allowance for loan losses on a total portfolio basis by analyzing historical charge-off rates for the loan portfolio, and certain credit quality indicators. The evaluation of the allowance for loan losses is inherently subjective, requiring significant management judgment about future events. In evaluating the sufficiency of the allowance for loan losses, management considers factors that affect loan loss experience, including current economic conditions, recent trends in delinquencies and loan seasoning, and the probability of recession forecasts that correlate to the improvement or deterioration of loan performance. Accordingly, the

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Company’s actual net charge-offs could differ materially from the Company’s estimate. The provision for loan loss reflects the activity for the applicable period and provides an allowance at a level that management believes is adequate to cover probable losses in the loan portfolio as of December 31, 2016 and 2017.

For loans receivable at amortized cost, TDRs are evaluated for loan losses separately during the period prior to the first two payments having been made. Afterwards, TDRs are evaluated for loan losses collectively with the total loan portfolio based on delinquency status.

Fixed Assets—Fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, which is generally three to five years. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss, if any, is included in the consolidated statement of operations. Maintenance and repairs are charged to the consolidated statement of operations as incurred.

The Company does not own any buildings or real estate. The Company enters into term leases for its headquarters, call center and store locations. Leasehold improvements are capitalized and depreciated over the lesser of their physical life or lease term of the building. Given the assigned useful life and the Company’s ability to move and repurpose computers, office equipment, furniture and vehicles, these assets are not typically subject to impairment. The Company did not record write-offs or any impairment charges for the years ended December 31, 2015 and 2016. During the year ended December 31, 2017, the Company recorded an immaterial amount of write offs from the impact of Hurricane Harvey that devastated certain parts of the country in August and September of 2017. Such impact consisted primarily of expenses recorded as a component of technology and facilities, outsourcing and professional fees, and general, administrative and other expenses in the consolidated statements of operations. The Company did not record write-offs or any impairment charges for the nine months ended September 30, 2017 and 2018.

Systems Development Costs—The Company capitalizes software developed or acquired for internal use in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC No. 350-40, Internal-Use Software. The Company has internally developed its proprietary Web-based technology platform, which consists of application processing, credit scoring, loan accounting, servicing and collections, debit card processing, and data and analytics.

The Company capitalizes its costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable the project will be completed and the software will be used as intended. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. When the software developed for internal use has reached its technological feasibility, such costs are amortized on a straight-line basis over the estimated useful life of the assets, which is generally three years. Costs incurred for upgrades and enhancements that are expected to result in additional functionality are capitalized and amortized over the estimated useful life of the upgrades.

Revenue Recognition—The Company’s primary sources of revenue consist of interest and non-interest income. Interest income is recognized based upon the amount the Company expects to collect from its customers.

Interest Income

Interest income includes interest on loans and fees on loans. Generally, the Company’s loans require semi-monthly or biweekly customer payments of interest and principal. Fees on loans include billed late fees offset by charged-off fees and provision for uncollectible fees. The Company charges customers a late fee if a scheduled installment payment becomes delinquent. Depending on the loan, late fees are assessed when the loan is eight to 16 days delinquent. Late fees are recognized when they are billed. When a loan is charged off, uncollected late fees are also written off. For Fair Value Loans, interest income includes (i) billed interest and late fees, plus (ii) origination fees recognized at loan disbursement, less (iii) charged-off interest and late fees, less (iv) provision

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

for uncollectable interest and late fees. Additionally, direct loan origination expenses are recognized in operating expenses as incurred. In comparison, for Loans Receivable at Amortized Cost, interest income includes: (a) billed interest and late fees, less (b) charged-off interest and late fees, less (c) provision for uncollectable interest and late fees, plus (d) amortized origination fees recognized over the life of the loan, less (e) amortized cost of direct loan origination expenses recognized over the life of the loan.

When a loan becomes delinquent for a period of 90 days or more, interest income continues to be recorded until the loan is charged off. Delinquent loans are charged off at month-end during the month it becomes 120 days’ delinquent. The Company mitigates the risk of income recorded for loans that are delinquent for 90 days or more by establishing a 100% reserve and the provision for uncollectable interest and late fees is offset against interest income. Previously accrued and unpaid interest is also charged off in the month the Company receives a notification of bankruptcy, a judgment or mediated agreement by the court, or loss of life, unless there is evidence that the principal and interest are collectible.

For loans receivable at fair value, loan origination fees and costs are recognized when incurred.

Non-Interest Income

Non-interest income includes gain on loan sales, servicing fees and debit card income.

Gain on Loan Sales—The Company recognizes a gain on sale from the difference between the proceeds received from the purchaser and the carrying value of the loans on the Company’s books. Loans are sold within four days of origination, therefore, the Company does not record any provision for loan losses on loans designated for sale. The Company sells a certain percentage of new loans twice weekly.

The Company accounts for loan sales in accordance with ASC No. 860, Transfers and Servicing. In accordance with this guidance, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

•	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors.

•	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets.

•	The transferor does not maintain effective control of the transferred assets.

For the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 all sales met the requirements for sale treatment. The Company records the gain on the sale of a loan at the sale date in an amount equal to the proceeds received less outstanding principal and net deferred origination costs.

Servicing Fees—The Company retains servicing rights on sold loans. Servicing fees comprise the 5.0% per annum servicing fee based upon the daily average principal balance of loans sold that the Company earns for servicing loans sold to a third-party financial institution. The servicing fee compensates the Company for the costs incurred in servicing the loans, including providing customer services, receiving customer payments and performing appropriate collection activities. Management believes the fee approximates a market rate and accordingly has not recognized a servicing asset or liability.

Debit Card Income—Debit card income comprises the revenue from interchange fees when customers who choose to have their loan proceeds disbursed on a reloadable debit card make purchases with the card. Card user fees and marketing incentives are paid directly to the Company by the merchant clearing company based on transaction volumes.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Interest Expense

Interest expense consists of interest expense associated with the Company’s asset-backed notes and secured financing, and includes origination costs as well as fees for unused portion of the secured financing facility. Asset-backed notes at amortized cost are borrowings that originated prior to January 1, 2018, and origination costs are amortized over the life of the borrowing using the effective interest rate method. As of January 1, 2018, the Company elected the fair value option for all new borrowings under asset-backed notes issued on or after that date. Accordingly, all origination costs for such asset-backed notes at fair value are expensed as incurred.

Net Change in Fair Value

Effective January 1, 2018, the Company elected the fair value option for certain of its financial instruments. Changes in fair value for such financial instruments are recorded in “Net change in fair value” in the Company’s Consolidated Statement of Operations in the period of the fair value change. For financial instruments that are assets of the Company, an increase in fair value would be recorded as income in the Consolidated Statement of Operations, and for financial instruments that are liabilities of the Company, an increase in fair value would be recorded as an expense in the Consolidated Statement of Operations.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

Under the provisions of ASC No. 740-10, Income Taxes, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open. ASC No. 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company recognizes interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying consolidated statements of operations.

Stock-Based Compensation—The Company applies the provisions of ASC No. 718-10, Stock Compensation. ASC 718-10 establishes accounting for stock-based employee awards based on the fair value of the award which is measured at grant date. Accordingly, stock-based compensation cost is recognized in operating expenses in the consolidated statements of operations over the requisite service period. The fair value of stock options granted or modified is estimated using the Black-Scholes option pricing model.

The Company granted restricted stock units (“RSUs”) to employees that vest upon the satisfaction of time-based criterion of up to four years and a performance criterion, a liquidity event in connection with an initial public offering or a change in control. These RSUs are not considered vested until both criteria have been met and provided that the participant is in continuous service on the vesting date. Compensation cost for these awards, measured on the grant date, will be recognized when both the service and performance conditions are probable of being achieved. To date, the Company has not recorded any expense associated with these awards. For grants and awards with just a service condition, the Company recognizes stock-based compensation expenses using the straight-line basis over the requisite service period net of forfeitures. For grants and awards with both service and performance conditions, the Company recognizes expenses using the accelerated attribution method, net of estimated forfeitures.

In certain circumstances, the Company also grants share-based awards to consultants in lieu of or in reduction of cash compensation for their services. For share-based awards granted to nonemployees, the Company recognizes expense at the fair value of the awards on the measurement date, and records expense related to nonemployee grants in the consolidated statements of operations. For nonemployee grants, the measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Treasury Stock—From time to time, the Company repurchases shares of its common stock in a tender offer. Treasury stock is reported at cost, and no gain or loss is recorded on stock repurchase transactions. Repurchased shares are held as treasury stock until they are retired or re-issued. The Company did not retire or re-issue any treasury stock for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018.

Deferred Offering Costs—Deferred offering costs, consisting of accounting and legal fees relating to the Company’s planned initial public offering (“IPO”) were capitalized within other assets in the consolidated balance sheet, and will be offset against the proceeds received upon the closing of the planned IPO. If the planned IPO is terminated, all of the deferred offering costs will be expensed within earnings from operations. As of September 30, 2018, $2,368,000 of deferred offering costs were recorded as other assets in the consolidated balance sheet. As of December 31, 2017, $64,000 of deferred offering costs were recorded as other assets in the consolidated balance sheet. There were no deferred offering costs incurred for the previous periods presented.

Comprehensive Income (Loss)—The Company’s comprehensive income (loss) represents all changes in stockholders’ equity except those resulting from investments or contributions by stockholders. The Company’s comprehensive income was equal to its net income for the year ended December 31, 2015. The Company’s unrealized losses from post-termination benefits liability adjustment is a component of comprehensive income excluded from the Company’s net income for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2017 and 2018.

Basic and Diluted Net Income (Loss) per Common Share—Basic net income (loss) per common share is computed by dividing net income (loss) per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. The Company computes net income (loss) per common share using the two-class method required for participating securities. The Company considers all series of convertible preferred stock to be participating securities due to their noncumulative dividend rights. As such, net income (loss) allocated to these participating securities which includes participation rights in undistributed earnings, are subtracted from net income (loss) to determine total undistributed net income (loss) to be allocated to common stockholders. All participating securities are excluded from basic weighted-average common shares outstanding.

Diluted net income per common share is computed by dividing net income attributable to common stockholders by the weighted-average common shares outstanding during the period using the treasury stock method or the two-class method, whichever is more dilutive. Due to net loss attributable to common stockholders for the year ended December 31, 2017, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Impact of New Accounting Standards

Income Taxes—In March 2018, the FASB issued Accounting Standards Update (“ASU”) No. 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 (“ASU 2018-05”). The purpose of ASU 2018-05 is to incorporate the guidance pronounced through Staff Accounting Bulletin No. 118 (“SAB 118”). SAB 118 addresses the application of US GAAP relating to the accounting for certain income tax effects of the Tax Cuts and Jobs Act. The Company has adopted all of the amendments of ASU 2018-05 on a prospective basis as of January 1, 2018. The adoption of ASU 2018-05 did not have a material impact on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other Than Inventory. This update requires entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. For public entities, ASU 2016-16 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of ASU 2016-16 did not have an impact on the Company’s consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Revenue Recognition—In May 2014, the FASB issued ASU 2014-09 (codified as ASC 606, Revenue from Contracts with Customers) (“Standard”). ASU 2014-09 requires revenue to be recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer and also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows from customer contracts. The FASB subsequently issued several amendments, including ASU 2016-08 - Principal versus Agent Considerations, ASU 2016-10 - Identifying Performance Obligations and Licensing, and ASU 2016-12 - Narrow-Scope Improvements and Practical Expedients. These amendments all have the same effective date and transition requirements as the Standard. Revenue that was historically recognized under ASC 860, Transfers and Servicing and ASC 310, Receivables is excluded from the scope of the Standard; as such, we have concluded that interest income and non-interest income recognition will not change under the Standard. The Company has also concluded that debit card income recognition is in scope of the Standard, however, that the timing and amount of revenue recognized was not significantly affected by adoption of the Standard. The Company adopted the Standard on a modified retrospective basis effective January 1, 2018. Adoption of the Standard did not result in a cumulative effect adjustment at the date of initial application, nor did it have a significant impact to net income before taxes.

Stock compensation—In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The purpose of ASU 2017-09 is to provide clarity and reduce both the diversity in practice and the cost and complexity when applying the guidance to a change to the terms or conditions of a share-based payment award. Under this new guidance, an entity should account for the effects of a modification unless all of the following are met: (1) The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification. (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified. (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company adopted all amendments of ASU 2017-09 on a prospective basis as of January 1, 2018. The adoption of ASU 2017-09 did not have an impact on the Company’s financial condition, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-09 (“ASU 2016-09”), Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 contains several amendments that simplify the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, statutory tax withholding requirements, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The changes in the new standard eliminate the accounting for excess tax benefits to be recognized in additional paid-in capital and tax deficiencies recognized either in the income tax provision or in additional paid-in capital. The Company adopted ASU 2016-09 effective January 1, 2017.

Statement of Cash Flows—In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash a consensus of the FASB Emerging Issues Task Force (“ASU 2016-18”). The purpose of ASU 2016-18 is to reduce diversity in practice related to the classification and presentation of changes in restricted cash on the statement of cash flows. Under this new guidance, the statement of cash flows during the reporting period must explain the change in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU 2016-18 is effective for public entities for fiscal years beginning after December 15, 2017 and for interim periods within those fiscal years. The Company elected to early adopt this ASU effective January 1, 2017 and presented this change on a retrospective basis for all periods presented. Upon adoption, the Company included any restricted cash balances as part of cash and cash equivalents in its condensed statements of cash flows and did not present the change in restricted cash balances as a separate line item under investing activities. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 is intended to reduce diversity in practice for certain cash receipts and cash payments that are presented and classified in the statement of cash flows. For public entities, ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted all amendments of ASU 2016-15 on a prospective basis as of January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments—In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This update requires equity investments to be measured at fair value with changes recognized in net income, eliminates the requirement to disclose the methods and assumptions to estimate fair value for financial liabilities, requires the use of exit price for disclosure purposes, requires the change in liability due to a change in credit risk to be presented in comprehensive income, requires separate presentation of financial assets and liabilities by measurement category and form of asset, and clarifies the need for a valuation allowance on a deferred tax asset related to available for sale securities. The amendments in this update will be effective for the Company on January 1, 2018. The amendments related to equity securities without readily determinable fair values shall be applied prospectively to equity investments that exist as of the date of adoption of this update. The adoption of this new guidance did not have a material impact on its consolidated financial statements.

Financial reporting—In February 2015, the FASB issued ASU No. 2015-02, Amendments to the Consolidation Analysis, to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The Company adopted this ASU effective January 1, 2017. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

Future Application of Accounting Standards

Comprehensive Income—In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). The purpose of ASU 2018-02 is to allow an entity to elect to reclassify the stranded tax effects related to the Act from Accumulated other comprehensive income into Retained earnings. The amendments in ASU 2018-02 are effective for all entities for fiscal years beginning after December 15, 2018, and for interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2018-02 is not expected to have a material impact on the Company’s consolidated financial statements.

Allowance for Loan Losses—In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. This new guidance significantly changes the way entities will be required to measure credit losses. Under the new standard, estimated credit loss will be based upon an expected credit loss approach rather than an incurred loss approach that is currently required. The new standard will require entities to measure all expected credit losses for financial assets based on historical experience, and current conditions and reasonable forecasts of collectability. The expected credit loss approach will require earlier recognition of credit loss than the incurred loss approach. The new standard requires qualitative and quantitative disclosures on the allowance for loan losses and the significant factors that influenced management’s estimate of the allowance. This new standard will be effective for all entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of ASU 2016-13 is not expected to have a material impact on the Company’s consolidated financial statements.

Leases—In February 2016, the FASB issued ASU No. 2016-02, Leases, which require lessees to recognize in the statement of financial position a right-of-use asset representing its right to use the underlying asset for the lease term and a liability to make payments on leases, and to disclose information about the amount, timing and uncertainty of cash flows arising from leases, including various qualitative and quantitative requirements. Lessees may elect to not recognize right-of-use asset and lease liabilities with terms of 12 months or less. The new standard will be effective for all public business entities for fiscal years beginning after December 15, 2018,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

including interim periods within those fiscal years. The Company expects to adopt the new standard in the first quarter of 2019. The Company’s leases primarily consist of its retail stores, office space, vehicles and office equipment. Management is currently in the process of evaluating available leasing systems that will allow it to better account for the leases in accordance with the new standard to ensure both qualitative and quantitative data requirements will be met at the time of adoption. While management is in the process of quantifying the expected impact on its financial position, results of operations, cash flows and related disclosures, the adoption of the new standard will result in an increase in the Company’s reported assets and liabilities on the consolidated balance sheet due to the recognition of the right-of-use asset and lease liability.

Fair Value Disclosures—In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820, Fair Value Measurement. This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The ASU is effective for all entities for fiscal years beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date.

Early adoption is permitted upon issuance of this ASU. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and disclosures.

3. NET INCOME (LOSS) PER COMMON SHARE

Basic and diluted net income (loss) per common share for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018, are calculated as follows (in thousands, except share and per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Net income (loss)	$8,395	$50,858	$(10,206)	$7,749	$98,121
Less: Net income allocated to participating securities(1)(2)	(8,395)	(46,439)	—	(7,749)	(85,278)

Net income (loss) attributable to common stockholders	$—	$4,419	$(10,206)	$—	$12,843

Basic weighted-average common shares outstanding	24,439,271	26,538,388	26,617,916	27,023,311	27,156,714
Weighted-average effect of dilutive securities:
Stock options	—	10,114,080	—	—	13,933,573
Restricted stock units(3)	—	—	—	—	—
Warrants	—	1,345,469	—	—	168,178
Convertible preferred stock	—	—	—	—	—

Diluted weighted-average common shares outstanding	24,439,271	37,997,937	26,617,916	27,023,311	41,258,465

Net income (loss) per common share:
Basic	$0.00	$0.17	$(0.38)	$0.00	$0.47

Diluted	$0.00	$0.12	$(0.38)	$0.00	$0.31

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)	In a period of net income, both earnings and dividends (if any) are allocated to participating securities. In a period of net loss, only dividends (if any) are allocated to participating securities.
(2)	See Note 11, Stockholders’ Equity, Dividends section for a description of the participating securities rights including Preferred and Junior Preferred securities.
(3)	Restricted stock units are excluded from the calculation of diluted EPS because their performance condition was not satisfied at the reporting period.

Due to net loss for the year ended December 31, 2017, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following common share equivalent securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Stock options	18,672,101	—	12,527,574	12,730,486	—
Restricted stock units	—	—	—	—	—
Warrants	1,385,775	—	186,126	147,660	—
Convertible preferred stock	183,874,740	191,539,543	193,262,967	192,978,430	193,569,983

Total anti-dilutive common share equivalents	203,932,616	191,539,543	205,976,667	205,856,576	193,569,983

Restricted stock units granted with performance criterion were not reflected in the computation of diluted earnings per share for the respective reporting years. Per the provisions of ASC Topic 260, Earnings Per Share, diluted EPS only reflects those shares that would be issued if the reporting period were the end of the contingency period. Accordingly, total outstanding restricted stock units of 0, 1,489,600 and 1,784,600 were not reflected in the denominator in the computation of diluted earnings per share as of December 31, 2015, 2016 and 2017, respectively. Total outstanding restricted stock units of 1,796,600 and 5,035,037 were not reflected in the denominator in the computation of diluted earnings per share as of September 30, 2017 and 2018, respectively.

The income available to common stockholders, which is the numerator in calculating diluted earnings per share, does not include any compensation cost related to these awards.

Pro Forma Net Income (Loss) Per Common Share (unaudited)

Pro forma basic and diluted net income (loss) per share were computed to give effect to the automatic conversion of all convertible preferred stock using the if converted method as though the conversion had occurred as of December 31, 2017 and September 30, 2018. Pro forma net income (loss) per share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table represents the calculation of pro forma basic and diluted net loss per common share for the year ended December 31, 2017 and the nine months ended September 30, 2018 (in thousands, except share and per share data):

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Net income (loss), as reported and available to common stockholders	$(10,206)	$98,121

Weighted-average shares of common stock outstanding used to compute net income (loss) per share, basic	26,617,916	27,156,714
Pro forma adjustments to reflect conversion of convertible preferred stock	193,262,967	193,569,983

Weighted-average shares to compute pro forma net loss per share available to common stockholders, basic	219,880,883	220,726,697

Dilutive effect of stock options	—	13,933,573
Dilutive effect of warrants	—	168,178

Weighted-average shares to compute pro forma net loss per share available to common stockholders, diluted	219,880,883	234,828,448

Pro forma net loss per common share:
Basic	$(0.05)	$0.44
Diluted	$(0.05)	$0.42

Due to net losses for the year ended December 31, 2017, pro forma basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive. The following common share equivalent securities have been excluded from the calculation of diluted weighted-average common shares outstanding because the effect is anti-dilutive for the period presented:

	Year Ended December 31, 2017	Nine Months Ended September 30, 2018
Stock options	12,527,574	—
Warrants	186,126	—

Total anti-dilutive common share equivalents	12,713,700	—

4. VARIABLE INTEREST ENTITIES

As part of the Company’s overall funding strategy, the Company transfers a pool of designated loan receivables to wholly-owned special-purpose subsidiaries, or VIEs, to collateralize certain asset-backed financing transactions. The Company has determined that it is the primary beneficiary of these VIEs because it has the power to direct the activities that most significantly impact the VIEs’ economic performance and the obligation to absorb the losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. Such power arises from the Company’s contractual right to service the loans receivable securing the VIEs’ asset-backed debt obligations. The Company has an obligation to absorb losses or the right to receive benefits that are potentially significant to the VIEs because it retains the residual interest of each asset-backed financing transaction either in the form of an asset-backed certificate or as an uncertificated residual interest. Accordingly, the Company includes the VIEs’ assets, including the assets securing the financing transactions, and related liabilities in its consolidated financial statements.

The financing transaction of each VIE involves the issuance of a series of asset-backed securities which are supported by the cash flows arising from the loans receivable securing such debt. Cash inflows arising from such loans receivable are distributed monthly to the transaction’s noteholders and related service providers in accordance with the transaction’s contractual priority of payments. Noteholders have no recourse to the Company

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

if the cash flows arising from the underlying loans receivable securing such debt are insufficient to satisfy all payment obligations. The Company retains the most subordinated economic interest in each financing transaction through its ownership of the respective residual interest in each VIE. The Company has no obligation to repurchase or replace loans receivable that initially satisfied the financing transaction’s eligibility criteria but subsequently became delinquent or defaulted loans receivable.

The following tables represent the assets and liabilities of consolidated VIEs recorded on the Company’s consolidated balance sheets at December 31, 2016 and 2017 and September 30, 2018 (in thousands):

		September 30, 2018 (unaudited)
		Consolidated Assets					Consolidated Liabilities
Variable Interest Entity		Restricted Cash	Loans Receivable at Fair Value	Loans Receivable at Amortized Cost	Interest and Fee Receivable	Total Assets	Liabilities	Liabilities at Fair Value	Total Liabilities
Oportun Funding V, LLC	Secured financing	$4,397	$258,783	$52,510	$2,465	$318,155	$216,697	$—	$216,697
Oportun Funding IX, LLC	Asset-backed notes (Series 2018-B)	6,428	165,473	78,155	1,923	251,979	—	212,881	212,881
Oportun Funding VIII, LLC	Asset-backed notes (Series 2018-A)	4,501	130,594	97,361	1,702	234,158	—	198,840	198,840
Oportun Funding VII, LLC	Asset-backed notes (Series 2017-B)	4,384	119,475	107,022	1,858	232,739	200,000	—	200,000
Oportun Funding VI, LLC	Asset-backed notes (Series 2017-A)	3,556	112,312	79,874	1,613	197,355	160,001	—	160,001
Oportun Funding IV, LLC	Asset-backed notes (Series 2016-C)	3,531	115,461	65,211	1,562	185,765	150,001	—	150,001

	Total consolidated VIEs	$26,797	$902,098	$480,133	$11,123	$1,420,151	$726,699	$411,721	$1,138,420

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

		December 31, 2017
		Consolidated Assets				Consolidated Liabilities
Variable Interest Entity		Restricted Cash	Loans Receivable	Interest and Fee Receivable	Total Assets	Total Liabilities
Oportun Funding V, LLC	Secured financing	$2,501	$198,958	$1,599	$203,058	$155,780
Oportun Funding VII, LLC	Asset-backed notes (Series 2017-B)	6,199	222,384	1,711	230,294	200,000
Oportun Funding VI, LLC	Asset-backed notes (Series 2017-A)	3,833	188,376	1,471	193,680	160,001
Oportun Funding IV, LLC	Asset-backed notes (Series 2016-C)	3,393	176,668	1,438	181,499	150,001
Oportun Funding III, LLC	Asset-backed notes (Series 2016-B)	3,288	176,695	1,474	181,457	150,000
Oportun Funding Il, LLC	Asset-backed notes (Series 2016-A)	2,840	147,070	1,243	151,153	124,836

	Total consolidated VIEs	$22,054	$1,110,151	$8,936	$1,141,141	$940,618

		December 31, 2016
		Consolidated Assets				Consolidated Liabilities
Variable Interest Entity		Restricted Cash	Loans Receivable	Interest and Fee Receivable	Total Assets	Total Liabilities
Oportun Funding V, LLC	Secured financing	$1,034	$47,613	$382	$49,029	$38,000
Oportun Funding IV, LLC	Asset-backed notes (Series 2016-C)	4,939	176,633	1,369	182,941	150,001
Oportun Funding III, LLC	Asset-backed notes (Series 2016-B)	3,765	176,665	1,461	181,891	150,000
Oportun Funding Il, LLC	Asset-backed notes (Series 2016-A)	3,161	147,051	1,197	151,409	124,836
Oportun Funding I, LLC	Asset-backed notes (Series 2015-B)	3,095	147,364	1,379	151,838	125,002
Progreso Receivables Funding III, LLC	Asset-backed notes (Series 2015-A)	2,673	132,652	1,219	136,544	112,542

	Total consolidated VIEs	$18,667	$827,978	$7,007	$853,652	$700,381

5. LOANS RECEIVABLE AT AMORTIZED COST, NET

At December 31, 2016 and 2017 and September 30, 2018, loans receivable at amortized cost, net, consisted of the following (in thousands):

	December 31,		September 30,
	2016	2017	2018
			(unaudited)
Loans receivable	$882,815	$1,136,174	$481,984
Deferred loan origination costs	2,362	2,708	533
Deferred origination fees	(14,238)	(15,901)	(3,594)
Allowance for loan losses	(59,943)	(81,577)	(42,944)

Loans receivable at amortized cost, net	$810,996	$1,041,404	$435,979

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Loans receivable at amortized cost are the unpaid principal balances of the loans. Accrued and unpaid interest and late fees on the loans estimated to be collected from customers are included in interest and fees receivable in the consolidated balance sheets. At December 31, 2016 and 2017 and September 30, 2018, accrued and unpaid interest on loans were $6.8 million, $8.3 million and $3.1 million, respectively, and accrued and unpaid late fees were $0.4 million, $0.4 million and $0.1 million, respectively.

Unfunded loan commitments at December 31, 2016 and 2017 and September 30, 2018 were not material.

Credit Quality Information—The Company uses a proprietary credit scoring algorithm to assess the creditworthiness of individuals who have no or limited credit profile. Data used in the algorithm is obtained from customers, alternative credit reporting agencies, as well as information from traditional credit bureaus.

The Company’s proprietary credit scoring platform determines the amount and duration of the loan. The amount of the loan is determined based on the credit risk and cash flow of the individual. Lower risk individuals with higher cash flows are eligible for larger loans. Higher risk individuals with lower cash flows are eligible for smaller loans. Larger loans typically have lower interest rates than smaller loans.

After the loan is disbursed, the Company monitors the credit quality of its loan receivables on an ongoing and a total portfolio basis. The following are credit quality indicators that the Company uses to monitor its exposure to credit risk, to evaluate allowance for loan losses and help set the Company’s strategy in granting future loans:

•

Delinquency Status—The delinquency status of the Company’s loan receivables reflects, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts and general economic conditions.

•

Geographic Region—Until the end of the second quarter in 2018, the Company calculated estimated loss rates for two geographic regions. For non-delinquent loans, the Company has established two geographic regions. Northern and Central California were considered as one region. Southern California, Texas and all other states, collectively, were considered as another region, and have higher estimated loss rates compared to the Northern and Central California region. The estimated loss rate for the geographic region covering Southern California, Texas and all other states for loans originated prior to January 1, 2018 and outstanding as of June 30, 2018 was approximately 105 basis points higher than the geographic region covering Northern and Central California. See Note 2, Summary of Significant Accounting Policies, for a discussion of concentrations of credit risk related to geographic regions. In July 2018, the Company stopped calculating estimated loss rates on a geographic region basis and began using the discounted cash flow model to project net charge-offs for the next 12 months for all vintages to calculate the estimated loss rate on a total portfolio basis.

The recorded investment in loan receivables at amortized cost based on credit quality indicators were as follows (in thousands):

Credit Quality Indicator	December 31, 2016	December 31, 2017	September 30, 2018
			(unaudited)
Geographic Region
Northern and Central California	$251,649	$316,616	$134,807
Southern California, Texas and all other states	631,166	819,558	347,177

	$882,815	$1,136,174	$481,984

Delinquency Status
30-59 days past due	$15,215	$18,652	$11,740
60-89 days past due	9,838	12,284	8,677
90-119 days past due	7,309	9,519	6,962

	$32,362	$40,455	$27,379

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Past Due Loan Receivables—In accordance with the Company’s policy, for loans recorded at amortized cost, income from interest and fees continues to be recorded for loans that are delinquent 90 days or more. The Company addresses the valuation risk on loans recorded at amortized cost that are delinquent 90 days or more by reserving them at 100%.

The recorded investment in loans receivable at amortized cost that are 90 or more days’ delinquent and still accruing income from interest and fees were as follows (in thousands):

	December 31, 2016	December 31, 2017	September 30, 2018
			(unaudited)
Non-TDRs	$6,621	$8,393	$5,502
TDRs	688	1,126	1,460

	$7,309	$9,519	$6,962

Troubled Loan Restructurings (“TDR”)—For the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, TDR restructurings were primarily related to concessions involving interest-rate reduction and extension of term.

As of December 31, 2016 and 2017 and September 30, 2018, TDRs comprised 1%, 2% and 4%, respectively, of the Company’s total loan portfolio at amortized cost that was held for investment.

The amount of unamortized origination fees, net of origination costs, that were written off as a result of TDR restructurings of loans recorded at amortized cost during the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 was not material.

The Company’s TDR loan receivables based on delinquency status were as follows (in thousands):

	December 31, 2016	December 31, 2017	September 30, 2018
			(unaudited)
TDRs current to 29 days delinquent	$9,285	$14,695	$15,514
TDRs 30 or more days delinquent	2,578	4,222	5,369

Total	$11,863	$18,917	20,883

A loan that has been classified as a TDR remains so until the loan is paid off or charged off. A TDR loan that misses its first two scheduled payments is charged off at the end of the month upon reaching 30 days’ delinquency. A TDR loan that makes the first two scheduled payments is charged off according to the Company’s normal charge-off policy at 120 days’ delinquency.

For loans recorded at amortized cost, previously accrued but unpaid interest and fees are also written off when the loan is charged off upon reaching 120 days’ delinquency or when collection is not deemed probable.

Information on TDRs that defaulted and were charged off during the periods indicated were as follows (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
				(unaudited)
Recorded investment in TDRs that subsequently defaulted and were charged off	$5,910	$9,204	$13,768	$9,498	$11,435
Unpaid interest and fees charged off	$831	$1,186	$1,684	$1,160	$1,431

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

When a loan recorded at amortized cost is restructured as a TDR, a portion of all of the accrued but unpaid interest and late fees may be forgiven. The following table shows the financial effects of TDRs that occurred during the periods indicated (in thousands):

	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
				(unaudited)
Contractual interest and fees forgiven	$168	$259	$255	$184	$157

Allowance for Loan Losses—For loans receivable at amortized cost, the Company sets the allowance for loan losses on a total portfolio for loans carried at lower of cost or fair value by analyzing historical charge-off rates for the loan portfolio and the credit quality indicators discussed earlier.

The provision for loan losses reflects the activity for the applicable period and provides an allowance at a level that management believes is adequate to cover probable loan losses at the balance sheet date. The Company estimates an allowance for loan losses only for loans receivable at amortized cost.

Activity in the allowance for loan losses was as follows (in thousands):

	December 31, 2016	December 31, 2017	Nine Months Ended September 30, 2017	Nine Months Ended September 30, 2018
			(unaudited)
Balance—beginning of period	$40,251	$59,943	$59,943	$81,577
Provision for loan losses	70,363	98,315	68,598	19,597
Loans charged off	(56,481)	(83,940)	(59,606)	(66,116)
Recoveries	5,810	7,259	5,464	7,886

Balance—end of period	$59,943	$81,577	$74,399	$42,944

6. LOANS HELD FOR SALE

The originations of loans sold and held for sale in 2015 was $89.4 million and the Company recorded a gain on loan sales of $7.9 million and servicing revenue of $1.9 million. The originations of loans sold and held for sale in 2016 was $161.7 million and the Company recorded a gain on sale of $15.8 million and servicing revenue of $5.0 million. The originations of loans sold and held for sale in 2017 was $220.5 million and the Company recorded a gain on sales of $22.3 million and servicing revenue of $8.3 million. The originations of loans sold and held for sale during the nine months ended September 30, 2017 was $160.0 million and the Company recorded a gain on sale of $14.5 million and servicing revenue of $5.8 million. The originations of loans sold and held for sale during the nine months ended September 30, 2018 was $225.0 million and the Company recorded a gain on sale of $23.4 million and servicing revenue of $8.5 million. The Company’s whole loan sale programs are described below.

Whole Loan Sale Program—In November 2014, the Company initially entered into a whole loan sale agreement with a third-party financial institution and has renewed the agreement annually under an amended and restated agreement. The Company has committed to sell at least 10% of the Company’s loan originations over twelve months, with an option to sell an additional 5%, subject to certain eligibility criteria. The Company is currently selling 15% of its loan originations to the third-party institution. The Company retains all rights and obligations involving the servicing of the loans and earns servicing revenue of 5% of the daily average principal balance of sold loans for the month. The Company sells loans on two days each week. Loans held for sale are comprised of loans originated from the last sale date in the month through month end.

Access Loan Whole Loan Sale Program—The Company recently began an “Access” Loan program, which intends to make responsible, affordable credit available to select customers who might turn to more

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

expensive alternatives because they would not typically qualify for credit under the Company’s current standard underwriting criteria. In July 2017, the Company entered into a whole loan sale transaction with a third-party financial institution with a commitment to sell 100% of its “Access” Loan originations and service the sold loans for a term through November 10, 2017 (the “Access Loan Whole Loan Sale Agreement”). The Company recognizes servicing revenue of 5% of the daily average principal balance of sold loans for the month. In November 2017, the Company amended the Access Loan Whole Loan Sale Agreement to extend the agreement term and to increase the price that the financial institution would pay pursuant to the Access Loan Whole Loan Sale Agreement. The Company further amended the Access Loan Whole Loan Sale Agreement in September 2018 to extend the agreement term through March 2019.

7. FIXED ASSETS

Fixed assets, net, as of December 31, 2016 and 2017 and September 30, 2018, consist of the following (in thousands):

	Estimated	December 31,		September 30,
	Useful Life	2016	2017	2018
				(unaudited)
Computer and office equipment	3 years	$10,663	$7,735	$8,295
Furniture and fixtures	3 years	5,645	6,952	8,897
Purchased software	3–5 years	1,476	1,450	1,500
Vehicles	3–5 years	702	902	907
Leasehold improvements	3–5 years	11,484	15,472	21,493

Total cost		29,970	32,511	41,092
Less accumulated depreciation		(14,148)	(15,349)	(21,322)

Fixed assets—net		$15,822	$17,162	$19,770

Depreciation and amortization expense for the years ended December 31, 2015, 2016 and 2017 was $3.2 million, $5.7 million, and $7.5 million, respectively. Depreciation and amortization expense for the nine months ended September 30, 2017 and 2018 was $5.5 million and $6.1 million, respectively. At December 31, 2016 and 2017 and September 30, 2018, included in fixed assets, net, were assets used under capital leases at a cost of $1.8 million, $1.4 million and $1.4 million, respectively, with accumulated depreciation of $1.1 million, $0.9 million and $1.1 million, respectively.

8. SYSTEM DEVELOPMENT COSTS

Systems development costs, net, as of December 31, 2016 and 2017 and September 30, 2018 consisted of the following (in thousands):

	Estimated	December 31,		September 30,
	Useful Life	2016	2017	2018
				(unaudited)
Systems development costs	3-5 years	$12,137	$15,680	$18,073
Less accumulated amortization		(6,955)	(10,024)	(12,619)

System development costs—net		$5,182	$5,656	$5,454

During the years ended December 31, 2015, 2016 and 2017, amounts amortized were $2.0 million, $2.7 million and $3.1 million, respectively. During the nine months ended September 30, 2017 and 2018, amounts amortized were $2.3 million and $2.6 million, respectively. For the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018, amounts capitalized were $3.5 million, $3.5 million and $2.4 million, respectively.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

9. BORROWINGS

The Company’s outstanding debt as of December 31, 2016 and 2017 and September 30, 2018 were as follows (in thousands):

	December 31,		September 30,
	2016	2017	2018
			(unaudited)
Secured financing:
Principal amount	$38,000	$155,780	$217,731
Less: unamortized deferred financing costs	(654)	(1,454)	(1,034)

Total secured financing	$37,346	154,326	$216,697

Asset-backed notes recorded at amortized cost:
Series 2017-B	$—	$200,000	$200,000
Series 2017-A	—	160,001	160,001
Series 2016-C	150,001	150,001	150,001
Series 2016-B	150,000	150,000	—
Series 2016-A	124,836	124,836	—
Series 2015-B	125,002	—	—
Series 2015-A	112,542	—	—
Less: unamortized deferred financing costs	(4,967)	(5,176)	(2,734)

Total asset-backed notes recorded at amortized cost	$657,414	$779,662	$507,268

Asset-backed notes recorded at fair value:
Series 2018-B asset-backed notes recorded at fair value	$—	$—	$212,881
Series 2018-A asset-backed notes recorded at fair value	—	—	198,840

Total asset-backed notes recorded at fair value	$—	$—	$411,721

Total outstanding debt	$—	$—	$1,135,686

The Company elected the fair value option for all asset-backed notes issued on or after January 1, 2018.

Secured Financing (2015)—On August 4, 2015, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding V, LLC”), issued a variable funding note (“VFN”) backed by a pool of designated loan receivables that features a two-year revolving period and a legal final payment date one year subsequent to the end of such revolving period. The VFN consists of a single class of revolving floating-rate notes pursuant to which the Company may borrow up to two times per week subject to an 80% borrowing base advance rate and a $150.0 million borrowing limit. In addition to overcollateralization, the revolving debt facility also initially required a cash reserve account with a minimum balance equal to one percent of the balance of the asset-backed notes. Interest on the VFN initially accrued at one-month LIBOR plus a margin of 3.5%. The facility commitment was initially sized at $150.0 million on August 4, 2015 and increased to $200.0 million on November 23, 2015. On July 31, 2017, the facility commitment increased to $300.0 million, the interest rate on the VFN was reduced to 1-month LIBOR plus a margin of 2.75%, and the one percent cash reserve account requirement was removed. The revolving period ends on August 12, 2020.

Proceeds from the issuances of asset backed notes were used to pay down these balances and advances from this facility were used to redeem asset-backed notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2016 and 2017 and September 30, 2018.

The terms of the secured financing require the Company to comply with certain covenants applicable to the loans in the loans receivable pool, including limits on the risk scores, loss ratio, delinquency ratio and certain

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

other loan characteristics. Other covenants include maximum leverage ratio of 6:1, minimum tangible net worth of $100.0 million and minimum liquidity of $10.0 million. As of December 31, 2017 and September 30, 2018, the Company was in compliance with all covenants and requirements of the secured financing facility.

Asset-Backed Notes (Series 2018-B)—On July 9, 2018, the Company, through a wholly-owned special- purpose subsidiary (“Oportun Funding IX, LLC” or “OF IX”), issued its eleventh term security backed by a pool of designated loan receivables (Series 2018-B). The security consists of four classes of fixed-rate notes, including $165.8 million Class A senior notes with a 3.91% coupon, $35.5 million Class B subordinated notes with a 4.50% coupon, $11.8 million Class C subordinated notes with 5.43% coupon and $11.8 million Class D subordinated notes with 5.77% coupon. The Class D notes were retained by PF Servicing, LLC, an affiliate of IX. The security, initially collateralized by $236.9 million of eligible loan receivables, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of September 30, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-B).

Asset-Backed Notes (Series 2018-A)—On March 8, 2018, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding VIII, LLC”), issued its tenth term security backed by a pool of designated loan receivables (Series 2018-A). The security consists of three classes of fixed-rate notes, including $155.5 million Class A senior notes with a 3.61% coupon, $33.3 million Class B subordinated notes with a 4.45% coupon and $11.1 million Class C subordinated notes with 5.09% coupon. The security, initially collateralized by $222.2 million of eligible loan receivables, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of September 30, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-A).

Asset-Backed Notes (Series 2017-B)—On October 11, 2017, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding VII, LLC”), issued its ninth term security (Series 2017-B) backed by a pool of designated loan receivables. The proceeds were used to pay down the balance from the Company’s Secured Financing (2015). The security consists of three classes of fixed-rate notes, including $155.6 million Class A senior notes with a 3.22% coupon, $33.3 million Class B subordinated notes with a 4.26% coupon and $11.1 million Class C subordinated notes with 5.29% coupon. The security, initially collateralized by $222.2 million of eligible loan receivables, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2017 and September 30, 2018.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017 and September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2017-B).

Asset-Backed Notes (Series 2017-A)—On June 8, 2017, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding VI, LLC”), issued its eighth term security (Series 2017-A) backed by a pool of designated loan receivables. The proceeds were used to pay down the balance from the Company’s Secured Financing (2015). The security consists of two classes of fixed-rate notes, including $131.8 million Class A senior notes with a 3.23% coupon and $28.2 million Class B subordinated notes with a 3.97% coupon. The security, initially collateralized by $188.2 million of eligible loan receivables, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2017 and September 30, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017 and September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2017-A).

Asset-Backed Notes (Series 2016-C)—On October 19, 2016, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding IV, LLC”), issued its seventh term security (Series 2016-C) backed by a pool of designated loan receivables. The security consists of two classes of fixed-rate notes, including $123.5 million Class A senior notes with a 3.28% coupon and $26.5 million Class B subordinated notes with a 4.85% coupon. The security, initially collateralized by $176.5 million of eligible loan receivables, has a two-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. The residual interest in the loans receivables pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2016 and 2017 and September 30, 2018.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017 and September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2016-C).

On November 8, 2018, the Company redeemed its asset-backed notes (Series 2016-C) and participating securities and an advance under the Company’s variable funding note (“VFN”) was the primary source of funds for the redemption.

Asset-Backed Notes (Series 2016-B)—On July 8, 2016, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding III, LLC”), issued its sixth term security (Series 2016-B) backed by a pool of designated loan receivables. The proceeds were used to redeem the Company’s Series 2014-A asset-backed notes and participating certificates, which had been issued in June 2014. The security consists of two classes of fixed-rate notes, including $123.5 million Class A senior notes with a 3.69% coupon and $26.5 million Class B subordinated notes with a 5.16% coupon. The security, initially collateralized by $176.5 million of eligible loan receivables, has a two-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called,

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. The residual interest in the loans receivables pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2016 and 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2016-B).

On July 9, 2018, the Company redeemed its asset-backed notes (Series 2016-B) and participating securities and an advance under the Company’s VFN was the primary source of funds for the redemption.

Asset-Backed Notes (Series 2016-A)—On February 19, 2016, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding II, LLC”), issued its fifth term security (Series 2016-A) backed by a pool of designated loan receivables. The security consists of two classes of fixed-rate notes, including $102.8 million Class A senior notes with a 4.70% coupon and $22.0 million Class B subordinated notes with a 6.41% coupon. The security, initially collateralized by $146.9 million of eligible loan receivables, has a two-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. The residual interest in the loans receivables pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2016 and 2017.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2017 and March 31, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2016-A).

On March 8, 2018, the Company redeemed its asset-backed notes (Series 2016-A) and participating securities and an advance under the Company’s VFN was the primary source of funds for the redemption.

Asset-Backed Notes (Series 2015-B)—On July 8, 2015, the Company, through a wholly owned special-purpose subsidiary (“Oportun Funding I, LLC”), issued its fourth term security (Series 2015-B) backed by a pool of designated loan receivables. The proceeds were used to redeem the Company’s Series 2013-A Notes and participating certificates, which had been issued in its first term security in June 2013. The security consists of two classes of fixed-rate notes, including $102.9 million Class A senior notes with a 3.00% coupon and $22.1 million Class B subordinated notes with a 5.00% coupon. The security, initially collateralized by $147.1 million of eligible loan receivables, has a two-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. The residual interest in the loans receivables pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2016.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2016, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2015-B).

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

On July 8, 2017, the Company redeemed its asset-backed notes (Series 2015-B) and participating securities and an advance under the Company’s VFN was the primary source of funds for the redemption.

Asset-Backed Notes (Series 2015-A)—On January 30, 2015, the Company, through a wholly owned special-purpose subsidiary (“Progreso Receivables Funding III, LLC”), issued its third term security (Series 2015-A) backed by a pool of designated loan receivables. A portion of the proceeds were used to repay the $110.5 million outstanding balance of the Company’s existing secured financing facility. The security consists of two classes of fixed-rate notes, including $92.7 million Class A senior notes with a 3.63% coupon and $19.9 million Class B subordinated notes with a 5.50% coupon. The security, initially collateralized by $132.4 million of eligible loan receivables, has a two-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty two years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes. The residual interest in the loans receivables pool is represented by a certificate entitling the Company to cash flows after payment of the Class A and Class B notes. Refer to Note 4, Variable Interest Entities, for the collateralized balance of loan receivables and restricted cash as of December 31, 2016.

The terms of the security required the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of December 31, 2016, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2015-A).

On February 8, 2017, the Company redeemed its asset-backed notes (Series 2015-A) and participating certificates and an advance under the Company’s VFN was the primary source of funds for the redemption.

10. WARRANTS

On June 22, 2015, the Company issued 1,797,986 shares of common stock, 8,023 shares of Series A-1 convertible preferred stock, 138,841 shares of Series B-1 convertible preferred stock, 201,801 shares of Series C-1 convertible preferred stock, 292,712 shares of Series D-1 convertible preferred stock, 152,186 shares of Series E-1 convertible preferred stock, 328,402 shares of Series F convertible preferred stock, 1,518,438 shares of Series F-1 convertible preferred stock and 1,380,405 shares of Series G convertible preferred stock in exchange for aggregate proceeds of $4.2 million upon exercise of related warrants.

In April 2017, holders of warrants to purchase shares of the Company’s Series F preferred stock exercised warrants to purchase 951,961 shares for a total price of $2.9 million.

11. STOCKHOLDERS’ EQUITY

Convertible Preferred Stock—In February 2015, the Company issued 31,696,695 shares of Series H convertible preferred stock at a price per share of $2.8473 for aggregate proceeds of $86.2 million, net of issuance costs. The Series H convertible preferred stock is senior in liquidation preference, dividend preference and hold certain voting right preferences to all other series of convertible preferred stock and common stock, but otherwise has the same rights and privileges as the other series of convertible preferred stock.

On August 30, 2018, a holder of the Company’s preferred stock delivered a notice to the Company electing to convert certain of their shares of preferred stock to common shares. Pursuant to the terms of each series of preferred stock, 4,581,944 shares of preferred stock were converted into 4,887,075 shares of common stock.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2016 and 2017 and September 30, 2018, the convertible preferred stock is designated as follows (in thousands, except share data):

	September 30, 2018 (unaudited)
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds—Net of Issuance Costs
A-1	260,000	252,473	$57	$45
B-1	4,600,000	4,369,277	2,760	3,878
C-1	6,700,000	6,350,589	13,505	19,184
D-1	9,500,000	9,211,522	19,588	27,950
E-1	5,000,000	4,789,240	14,090	20,037
F	11,000,000	10,334,690	43,425	22,794
F-1	50,000,000	47,418,190	36,426	36,756
G	63,000,000	42,780,128	48,981	48,785
H	32,000,000	28,978,772	82,511	78,474

	182,060,000	154,484,881	$261,343	$257,903

	December 31, 2017
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds—Net of Issuance Costs
A-1	260,000	254,691	$57	$46
B-1	4,600,000	4,407,658	2,760	3,913
C-1	6,700,000	6,406,377	13,505	19,356
D-1	9,500,000	9,292,442	19,588	28,200
E-1	5,000,000	4,831,311	14,090	20,217
F	11,000,000	10,425,475	42,574	22,985
F-1	50,000,000	48,104,374	37,548	37,283
G	63,000,000	43,647,802	50,439	49,778
H	32,000,000	31,696,695	90,250	86,212

	182,060,000	159,066,825	$270,811	$267,990

	December 31, 2016
Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Proceeds—Net of Issuance Costs
A-1	260,000	254,691	$57	$46
B-1	4,600,000	4,407,658	2,760	3,913
C-1	6,700,000	6,406,377	13,505	19,356
D-1	9,500,000	9,292,442	19,588	28,200
E-1	5,000,000	4,831,311	14,090	20,217
F	11,000,000	9,473,514	39,673	20,084
F-1	50,000,000	48,104,374	37,548	37,283
G	63,000,000	43,647,802	50,439	49,778
H	32,000,000	31,696,695	90,250	86,212

	182,060,000	158,114,864	$267,910	$265,089

The rights, preferences and privileges of the holders of Series A-1, B-1, C-1, D-1 and E-1 convertible preferred stock (collectively, the “Junior Preferred”) and the Series F convertible preferred stock, Series F-1 convertible preferred stock, Series G convertible preferred stock, and Series H convertible preferred stock (collectively, “Senior Preferred”) are as follows:

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Dividends—The holders of the Series H Preferred, shall be entitled to receive on a pari passu basis, in preference to the holders of the Series G convertible preferred stock, Series F-1 convertible preferred stock, Series F convertible preferred stock, the holders of the Junior Preferred and the holders of shares of common stock, noncumulative cash dividends when and if declared by the board of directors at the rate of 8% of the applicable original issue price per annum. The holders of the Series G convertible preferred stock, Series F-1 convertible preferred stock, Series F convertible preferred stock shall be entitled to receive on a pari passu basis, in preference to the holders of Junior Preferred and the holders of common stock, but after the payment to holders of Series H Preferred, noncumulative cash dividends when and if declared by the board of directors at the rate of 8% of the applicable original issue price per annum. The holders of Junior Preferred shall be entitled to receive on a pari passu basis in preference to the holders of common stock, but after the payment to holders of the Senior Preferred, when and if declared by the Board, noncumulative cash dividends at the rate of 8% of the applicable original issue price. To date, no dividends have been declared, and there are no dividends in arrears as of December 31, 2015, 2016 and 2017 and September 30, 2018.

Liquidation Rights—In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series H preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series G preferred stock, Series F-1 preferred stock, Series F preferred stock, Junior Preferred, and common stock, an amount per share equal to one times its original issue price per share, plus all declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of Series H preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series H preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. After payment in full of amounts owed to the holders of the Series H preferred stock as described above, holders of Series G preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Series F-1 preferred stock, Series F preferred stock, Junior Preferred, and common stock, an amount per share equal to one times its original issue price per share, plus all declared but unpaid dividends. After payment in full of amounts owed to the holders of the Series G preferred stock as described above, holders of Series F-1 preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the remaining Series F and Junior Preferred, an amount per share equal to one times its original issue price per share, plus all declared but unpaid dividends. After payment in full of amounts owed to the holders of the Series F-1 preferred stock as described above, holders of Series F preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Junior Preferred and common stock, an amount per share equal to two times its original issue price per share, plus all declared but unpaid dividends. After payment of Series H, Series G, Series F-1 and Series F preferred stock, the holders of Series E-1 shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the remaining Junior Preferred, an amount per share equal to its original issue price per share multiplied by a reduction percentage (“Reduction Percentage”), as defined in the Company’s Amended and Restated Certificate of Incorporation, as may be amended from time to time, plus all declared but unpaid dividends. After payment of Series H, Series G, Series F-1, Series F and Series E-1 preferred stock, the holders of Series D-1 preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the remaining Junior Preferred, an amount per share equal to its original issue price per share multiplied by the Reduction Percentage, plus all declared but unpaid dividends. After payment of Series H, Series G, Series F-1, Series F, Series E-1 and Series D-1 preferred stock, the holders of Series A-1, Series B-1 and Series C-1 preferred stock, shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the common stock an amount per share equal to its original issue price per share multiplied by the Reduction Percentage, plus all declared but unpaid dividends. The Junior Preferred liquidation preferences are capped at $50.0 million. After payment of all Junior Preferred liquidation preferences, the remaining assets or funds distributable upon such liquidation shall be divided pro rata among the holders of the common stock.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Conversion—Each share of Senior Preferred and Junior Preferred is convertible into shares of common stock at the then-effective conversion price at the option of the holder. Shares of Series H convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Series H convertible preferred stock or immediately upon (ii) the closing of the Company’s underwritten public offering with aggregate proceeds exceeding $50.0 million that results in the shares of the Company’s common stock being listed on a nationally recognized exchange (a “Qualified Public Offering”). Series G convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Series G convertible preferred stock or immediately upon (ii) a Qualified Public Offering, provided that, upon the closing of such Qualified Public Offering at an offering price per share of less than two times the original issue price of the Series G convertible preferred stock, each share of Series G convertible preferred stock shall automatically be converted into shares of common stock at a conversion price equal to the product of (x) (i) such offering price per share divided by (ii) two times the Series G convertible preferred stock original issue price and (y) the Series G convertible preferred stock original issue price. Series F-1 convertible preferred stock and Series F convertible preferred stock shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Series F-1 convertible preferred stock and Series F convertible preferred stock, voting together on an as converted to common stock basis, or immediately upon (ii) a Qualified Public Offering. Shares of Junior Preferred shall automatically be converted into shares of common stock at the then effective conversion price upon the earlier to occur of (i) the approval of holders of at least a majority of the outstanding shares of Junior Preferred, voting together on an as converted to common stock basis or (ii) upon the closing of a Qualified Public Offering.

Voting—The holders of all preferred stock are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is convertible.

Redemption—Junior Preferred and Senior Preferred are not redeemable, except as authorized by the board of directors pursuant to the Amended and Restated Certificate of Incorporation.

Common Stock—As of December 31, 2016 and 2017 and September 30, 2018 the Company was authorized to issue 310,000,000 shares of Common stock with a par value of $0.0001 per share. As of December 31 2016, 26,759,666 and 26,623,964 shares were issued and outstanding, respectively, and 135,702 shares were held in treasury stock. As of December 31 2017, 28,135,128 and 25,613,988 shares were issued and outstanding, respectively, and 2,521,140 shares were held in treasury stock. As of September 30, 2018, 34,981,429 and 32,460,289 shares were issued and outstanding, respectively, and 2,521,140 shares were held in treasury stock.

On June 21, 2016, the Company commenced a tender offer to purchase up to an aggregate of 740,000 shares of Company common stock and vested options from certain employees at a purchase price of $1.83 per share in cash. The shares sought represent approximately 15% of eligible holder’s holdings as of June 30, 2016, of vested common stock and vested options to purchase the Company’s common stock. The tender offer expired on July 20, 2016. As a result of the tender offer, the Company purchased 135,702 shares of common stock and 446,241 of vested options for a total purchase price of $248,000 and $759,000, respectively. Shares repurchased are reflected in the Treasury stock components of shareholder’s equity. Options repurchased were cancelled and returned to reserve shares under the 2015 Plan.

On August 23, 2017, the Company commenced a tender offer to purchase up to an aggregate of 5,900,786 shares of Company common stock and vested options from certain employees and consultants at a purchase price of $2.15 per share in cash which amount represent the fair value of the common stock at the date of repurchase. The shares sought represent approximately 20% of eligible holder’s total holdings as of July 31, 2017 of vested common stock and vested options to purchase the Company’s common stock. The tender offer expired on

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

September 21, 2017. As a result of the tender offer, the Company purchased 1,813,350 shares of common stock and 841,351 of vested options for a total purchase price of $3.9 million and $1.5 million, respectively. Shares repurchased are reflected in the Treasury stock components of shareholder’s equity. Options repurchased were cancelled and returned to reserve shares under the 2015 Plan.

On April 4, 2017, a $1.0 million secured non-recourse note receivable issued to a former officer and shareholder of the Company was settled. The Company issued the $1.0 million note receivable in March 2010 and accounted for this transaction as a repurchase of the former officer’s common stock and simultaneous granting of an option to purchase the common stock at an increasing exercise price in accordance with applicable accounting guidance for stock-based compensation. The option was net exercised during the year ended December 31, 2017.

Common Stock Reserved for Future Issuance—As of December 31, 2016 and 2017 and September 30, 2018, the Company has reserved the following shares of common stock for future issuances in connection with:

	December 31,		September 30,
	2016	2017	2018
			(unaudited)
Conversion of Series A-1 preferred stock	254,691	254,691	252,473
Conversion of Series B-1 preferred stock	4,873,119	4,873,119	4,830,686
Conversion of Series C-1 preferred stock	11,463,531	11,463,531	11,363,705
Conversion of Series D-1 preferred stock	16,627,847	16,627,847	16,483,050
Conversion of Series E-1 preferred stock	9,320,257	9,320,257	9,239,098
Conversion of Series F preferred stock	25,551,157	28,118,708	27,873,851
Conversion of Series F-1 preferred stock	48,104,374	48,104,374	47,418,190
Conversion of Series G preferred stock	43,647,802	43,647,802	42,780,128
Conversion of Series H preferred stock	31,696,695	31,696,695	28,978,772
Conversion of Series F preferred stock warrants	2,567,548	—	—
Conversion of Series F-1 preferred stock warrants	100,000	100,000	100,000
Conversion of Series G preferred stock warrants	174,563	174,563	174,563
Stock option plan:
Options issued and outstanding	44,144,332	45,808,427	48,657,036
RSUs outstanding	1,489,600	1,784,600	5,035,037
Options remaining in terminated 2005 Plan	—	—	—
Options available for future grants	5,512,396	5,678,339	11,283,414

Total	245,527,912	247,652,953	254,470,003

Stock-based Compensation Plans

2005 Plan—In July 2012, the board of directors approved and adopted the Amended and Restated 2005 Stock Option / Stock Issuance Plan (the “2005 Plan”) that provides for the grant of nonqualified or incentive stock options, as defined under current tax laws, of the Company’s common stock to eligible employees, directors and nonemployee consultants at the discretion of the board of directors. The term of an option may not exceed 10 years as determined by the Board, and each option generally vests over a four-year period with 25% vesting on the first anniversary date of the grant and 1/36th of the remaining amount vesting at monthly intervals thereafter. Option holders are allowed to exercise unvested options to acquire restricted shares. Upon termination of employment, option holders have a period of up to three months in which to exercise any remaining vested options. The Company has the right to repurchase at the original purchase price any unvested but issued common shares upon termination of service. Unexercised options granted to participants who separate from the Company are forfeited and returned to the pool of stock options available for grant.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

As of December 31, 2017 and September 30, 2018, options to purchase 29,266,720 and 26,743,878 shares, respectively, of the Company’s common stock granted from the 2005 Plan remained outstanding and, as a result of the adoptions of the 2015 Plan discussed below, zero shares of the Company’s common stock remained available for issuance under the 2005 Plan.

2015 Plan—In October 2015, the board of directors approved and adopted the 2015 Stock Option/Stock Issuance Plan (the “2015 Plan”) which is the successor plan to the 2005 Plan, which terminated in October 2015 in accordance with its own terms. The maximum number of shares of common stock that may be issued under the 2015 Plan is 55,109,196 shares, which includes any shares subject to stock options or other awards granted under the 2005 Plan that expire or terminate for any reason, are forfeited or are repurchased by the Company after the adoption of the 2015 Plan. The Company had 45,000 shares that were forfeited following the termination of the 2005 Plan, but prior to the adoption of the 2015 Plan. As a result, these 45,000 shares remain reserved under the 2005 Plan but are not available to be issued following the termination of the 2005 Plan. Subsequent to the effective date of the 2015 Equity Plan, an additional 6,990,911 shares that were forfeited and 504,260 shares that were repurchased under the 2005 Plan were added to the shares reserved for issuances under the 2015 Equity Plan. On February 12, 2016 and March 17, 2017 the Company’s board of directors approved to reserve an additional 13,672,064 and 3,500,000 shares respectively, of common stock for issuance under the 2015 Plan.

On August 30, 2018, the Company’s board of directors approved to reserve an additional 13,663,347 shares of common stock for issuance under the 2015 Plan.

As of December 31, 2017, options to purchase 16,541,707 shares of the Company’s common stock granted from the 2015 Plan were outstanding, 1,784,600 shares of common stock were subject to outstanding RSUs and 5,678,339 shares of the Company’s common stock remained available for future awards. In addition, as of September 30, 2018, options to purchase 21,913,158 shares of the Company’s common stock granted from the 2015 Plan were outstanding, 5,035,037 shares of common stock were subject to outstanding RSUs and 11,283,414 shares of the Company’s common stock remained available for future awards.

The Company granted shares of restricted stock unit awards (“RSUs”). These awards vests upon the satisfaction of time-based criterion of up to four years and a performance criterion, a liquidity event in connection with our initial public offering or a change in control. The service-based requirement will be satisfied in installments as follows: 25% of the total number of RSUs awarded will have the service-based requirement satisfied on the 30th day of the month in which the 12-month anniversary of the vesting commencement date occurs, and thereafter 1/16th of the total award in a series of 12 successive equal quarterly installments following the first anniversary of the initial service vest date. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of the following events prior to the expiration date: (1) the closing of a change in control; or (2) the first trading day following the expiration of the lock-up period. These RSUs are not considered vested until both criteria have been met and provided that participant is in continuous service on the vesting date. As such, no compensation cost have been recognized for these awards thus far and will remain so until both the service and performance conditions are probable of being achieved.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Stock Option Activity—A summary of the Company’s stock option activity under the 2005 Plan and the 2015 Plan at December 31, 2015, 2016 and 2017 and September 30, 2018, is as follows (in thousands, except share and per share data):

	Options Outstanding	Options Weighted- Average Exercise Price	Weighted- Average Remaining Life (In Years)	Aggregate Intrinsic Value (in thousands)
Balance—December 31, 2014	30,352,292	$0.41	8.30	$60,856

Increase in authorized shares	—	—
Common stock repurchased	—	—
Options granted	10,040,182	2.48
Options exercised	(1,206,802)	0.21
Options cancelled	(1,667,577)	1.27
Terminated 2005 Plan options	—	—

Balance—December 31, 2015	37,518,095	0.94	7.90	$37,858

Increase in authorized shares	—	—
Common stock repurchased	—	—
Options granted	11,188,250	1.80
Options exercised	(371,767)	0.32
Options cancelled	(4,190,246)	1.53
Terminated 2005 Plan options	—	—

Balance—December 31, 2016	44,144,332	1.12	7.60	$35,273

Increase in authorized shares	—	—
Common stock repurchased	—	—
Options granted	6,325,629	2.06
Options exercised	(1,879,722)	0.46
Options cancelled	(2,781,812)	1.38
Terminated 2005 Plan options	—	—

Balance—December 31, 2017	45,808,427	1.26	7.00	$47,192

Increase in authorized shares (unaudited)	—	—
Common stock repurchased (unaudited)	—	—
Options granted (unaudited)	8,032,876	2.48
Options exercised (unaudited)	(1,959,226)	0.45
Options cancelled (unaudited)	(3,225,041)	1.93
Terminated 2005 Plan options (unaudited)	—	—

Balance—September 30, 2018 (unaudited)	48,657,036	1.45	6.76	$61,193

Options vested and expected to vest—December 31, 2015	33,536,347	0.88	7.80	$35,187
Options vested and exercisable—December 31, 2015	19,048,687	0.30	7.00	27,911
Options vested and expected to vest—December 31, 2016	40,212,631	1.06	7.40	34,510
Options vested and exercisable—December 31, 2016	25,261,150	0.59	6.40	32,520
Options vested and expected to vest—December 31, 2017	45,808,427	1.26	7.00	47,192
Options vested and exercisable—December 31, 2017	28,785,031	0.85	5.96	41,599
Options vested and expected to vest—September 30, 2018 (unaudited)	48,657,036	1.45	6.76	61,193
Options vested and exercisable—September 30, 2018 (unaudited)	31,486,183	1.03	5.62	52,942

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Information on stock options granted, exercised and vested for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018, is as follows (in thousands, except share and per share data):

	December 31,			September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Weighted-average fair value per share of options granted	$1.08	$0.79	$0.92	$0.88	$1.12
Cash received from options exercised, net	257	121	705	263	876
Aggregate intrinsic value of options exercised	3,127	593	3,061	1,552	3,963
Fair value of shares vested	1,981	4,512	5,350	2,943	4,679

The following table summarizes the outstanding and vested stock options at September 30, 2018:

As of September 30, 2018 (unaudited)
Options Outstanding			Options Vested and Exercisable
Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
11,666,975	3.8273	$0.12	11,666,975	$0.12
171,169	4.1743	0.17	171,169	0.17
72,259	4.3935	0.30	72,259	0.30
2,971,834	4.8248	0.40	2,971,834	0.40
132,500	5.1580	0.45	132,500	0.45
170,550	5.4616	0.63	170,550	0.63
741,149	5.6636	0.77	741,149	0.77
3,490,055	5.9759	0.93	3,490,055	0.93
146,500	6.1409	1.25	140,989	1.25
1,065,091	7.4970	1.76	691,364	1.76
7,183,015	8.1864	1.79	3,272,809	1.79
502,004	7.7388	1.83	286,978	1.83
1,670,327	8.4732	1.88	906,981	1.88
366,795	7.9945	1.95	188,850	1.95
457,000	8.6920	2.12	151,177	2.12
752,986	8.9408	2.15	247,354	2.15
1,824,100	9.1743	2.26	189,837	2.26
112,125	7.0849	2.28	81,755	2.28
3,905,588	9.4986	2.31	—	2.31
180,000	3.0328	2.40	180,000	2.40
597,632	6.4625	2.42	530,184	2.42
6,016,755	7.0000	2.43	4,733,889	2.43
211,750	7.2493	2.44	148,775	2.44
1,671,859	9.7243	2.63	2,909	2.63
1,678,040	9.8356	2.69	—	2.69
566,478	9.9178	2.71	—	2.71
65,000	6.6410	2.92	55,207	2.92
80,000	6.8328	2.95	63,332	2.95
241,500	6.7479	3.08	197,362	3.08

48,657,036			31,486,183

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the outstanding and vested stock options at December 31, 2017:

As of December 31, 2017
Options Outstanding			Options Vested and Exercisable
Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
12,702,683	4.5752	$0.12	12,702,683	$0.12
207,169	4.9174	0.17	207,169	0.17
7,788	5.1068	0.25	7,788	0.25
79,259	5.1437	0.30	79,259	0.30
3,042,834	5.5723	0.40	3,042,834	0.40
508,750	5.8757	0.45	508,750	0.45
217,550	6.2146	0.63	205,394	0.63
901,929	6.3890	0.77	790,256	0.77
3,757,742	6.7238	0.93	3,085,454	0.93
243,359	6.9127	1.25	185,066	1.25
1,213,663	8.2448	1.76	564,919	1.76
7,480,000	8.9361	1.79	2,005,935	1.79
1,016,032	8.4899	1.83	371,254	1.83
2,684,000	9.2295	1.88	—	1.88
419,258	8.7424	1.95	138,661	1.95
527,000	9.4368	2.12	—	2.12
900,779	9.6859	2.15	—	2.15
1,939,600	9.9247	2.26	—	2.26
112,125	7.8328	2.28	60,732	2.28
180,000	3.7808	2.40	180,000	2.40
628,632	7.2094	2.42	441,929	2.42
6,323,025	7.7479	2.43	3,785,912	2.43
249,250	7.9972	2.44	127,822	2.44
69,500	7.3890	2.92	45,925	2.92
80,000	7.5808	2.95	48,332	2.95
316,500	7.4958	3.08	198,957	3.08

45,808,427			28,785,031

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the outstanding and vested stock options at December 31, 2016:

As of December 31, 2016
Options Outstanding			Options Vested and Exercisable
Number Outstanding	Weighted-Average Remaining Contractual Life (In years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
100,000	4.6273	$0.05	100,000	$0.05
13,858,867	5.5748	0.12	13,858,867	0.12
226,138	5.9158	0.17	226,138	0.17
20,000	6.1068	0.25	19,582	0.25
104,950	6.1688	0.30	100,219	0.30
3,623,398	6.5702	0.40	3,124,828	0.40
523,750	6.8750	0.45	469,622	0.45
268,528	7.2103	0.63	194,213	0.63
1,689,499	7.3905	0.77	1,311,938	0.77
3,941,826	7.7247	0.93	2,344,953	0.93
368,000	7.9104	1.25	190,206	1.25
1,295,625	9.2447	1.76	625	1.76
7,798,625	9.9379	1.79	—	1.79
1,154,625	9.4903	1.83	—	1.83
657,250	9.7424	1.95	—	1.95
135,000	8.8328	2.28	39,992	2.28
258,333	4.7808	2.40	258,333	2.40
730,507	8.2065	2.42	347,680	2.42
6,616,328	8.7479	2.43	2,409,856	2.43
306,250	8.9972	2.44	86,051	2.44
69,500	8.3890	2.92	28,550	2.92
81,333	8.5808	2.95	29,665	2.95
316,500	8.4958	3.08	119,832	3.08

44,144,832			25,261,150

Restricted Stock Units Activity—On August 30, 2018, the Company granted 3,357,937 shares of restricted stock unit awards (“RSUs”) to certain senior employees with a weighted-average service inception date fair value of $2.71 per share. These awards vest upon the satisfaction of time-based criterion of up to four years and a performance criterion, a liquidity event in connection with the Company’s initial public offering or a change in control. The service-based requirement will be satisfied in installments as follows: 25% of the total number of RSUs awarded will have the service-based requirement satisfied each year on the 12-month anniversary of the vesting commencement date, and thereafter in three equal 25% annual installments following the first anniversary of the initial service vest date. The liquidity event requirement will be satisfied as to any then-outstanding RSUs on the first to occur of the following events prior to the expiration date: (1) the closing of a change in control; or (2) the first trading day following the expiration of the lock-up period in connection with an initial public offering. These RSUs are not considered vested until both criteria have been met and provided that participant is in continuous service on the vesting date. As such, no compensation cost have been recognized for these awards thus far and will remain so until both the service and performance conditions are probable of being achieved.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

A summary of the Company’s RSU activity for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018 is as follows:

	RSU Outstanding	Weighted Average Grant- Date Fair Value
Balance—December 31, 2015
Awarded	1,489,600	$1.79
Vested	—	—
Forfeited	—	—
Balance—December 31, 2016	1,489,600	1.79
Expected to vest after December 31, 2016	1,203,032	1.79
Awarded	316,000	1.88
Vested	—	—
Forfeited	21,000	1.79
Balance—December 31, 2017	1,784,600	1.81
Expected to vest after December 31, 2017	1,784,600	1.81
Awarded (unaudited)	3,357,937	2.71
Vested (unaudited)	—	—
Forfeited (unaudited)	107,500	1.83
Balance—September 30, 2018 (unaudited)	5,035,037	2.41
Expected to vest after September 30, 2018 (unaudited)	5,035,037	2.41

Stock-based Compensation—Total stock-based compensation expense included in the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 is as follows (in thousands):

	Year Ended December 31,			September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Technology and facilities	$301	$710	$1,088	$781	$937
Sales and marketing	49	52	116	79	86
Personnel	2,193	3,741	4,501	3,198	4,013
Outsourcing and professional fees	57	—	—	—	—

Total stock-based compensation expense	$2,600	$4,503	$5,705	$4,058	$5,036

There were no option modifications in the year ended December 31, 2015. Employee stock-based compensation expense for the year ended December 31, 2016 included $0.4 million related to option modifications. As part of the separation agreements with four former senior employees, the Company agreed to extend the exercise period for certain grants in the year ended December 31, 2016. A second extension of the exercise period was granted for two of the agreements in the year ended December 31, 2017, the incremental expense associated with the modification was immaterial. In the nine months ended September 30, 2018, there was an option exercise extension and the incremental expense associated with the modification was immaterial.

As of December 31, 2016 and 2017 and September 30, 2018, the Company’s total unrecognized compensation cost related to nonvested stock-based option awards granted to employees was $11.8 million, $14.0 million and $15.6 million, respectively, which will be recognized over a weighted-average vesting period of approximately 3.3 years, 3.0 years and 2.8 years, respectively.

Determining Fair Value

Valuation and Amortization Method—The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing model. The fair value is then amortized ratably over the requisite service periods of the awards, which is generally the vesting period.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Common Stock— There is no public market for the Company’s common stock. The fair value underlying the Company’s common stock was determined by the Company’s board of directors. The valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public market, the Company relies upon contemporaneous valuations performed by an independent third-party valuation firm, the Company’s actual operating and financial performance, forecasts, including the current status of the technical and commercial success of the Company’s operations, the potential for an initial public offering, the macroeconomic environment, interest rates, market outlook, and competitive environment, among other factors.

In valuing the Company’s common stock, the fair value of the Company’s business, or enterprise value, was determined using a market approach. The enterprise value was adjusted to: (1) add cash back on hand and (2) add net loans receivable in order to determine equity value. The resulting equity value was then allocated to the common stock using a combination of the Option Pricing Method (“OPM”) and the Probability-Weighted Expected Return Method (“PWERM”). OPM uses the preferred stockholders’ liquidation preferences, participation rights, conversion rights, and dividend rights to determine the value of each share class in each potential future outcome considered in the OPM approach. The PWERM approach uses the most recent round of equity preferred financing in the calculation of the fair value of the Company’s common stock. The PWERM approach considers potential future liquidity events, which include an initial public offering, or continued operation as a private company, as a basis of value. The Company’s board of directors reviews and approves the valuation.

The fair value of stock option grants for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018, was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected Term—The option’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding.

Expected Volatility—Since the Company’s stock is not publicly traded, the option’s expected volatility is estimated based on historical volatility of a peer group’s common stock.

Expected Dividend—The Company has no plans to pay dividends.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero-coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

Estimated Forfeitures— Upon the adoption of ASU No. 2016-09 in January 1, 2017, the Company elected to change its policy to account for forfeitures as they occur. This accounting policy election only applies to the service condition of the awards, the likelihood of achieving performance conditions as the case of the RSU grants, will still need to be assessed each period.

Stock-based compensation cost for RSUs is measured based on the fair market value of the Company’s common stock on the date of grant. There is no public market for the Company’s common stock. The Company retains an independent third-party valuation firm to determine the fair value of its common stock. The Company’s board of directors reviews and approves the valuation.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The fair value of stock option grants for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018, was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
(unaudited)
Expected volatility (employee)	41.7% - 49.1%	43.1% - 44.2%	43.1% - 44.2%	43.5% - 44.2%	42.6% - 43.2%
Risk-free interest rate (employee)	1.4 - 2.0	1.1 - 2.2	1.9 - 2.3	1.9 - 2.2	2.6 - 2.9
Expected term—employees (in years)	5.2 - 6.1	5.5 - 6.1	5.7 - 6.1	5.7 - 6.1	5.7 - 6.1
Expected dividend	—	—	—	—	—

Cash flows from the tax benefits for tax deductions resulting from the exercise of stock options in excess of the compensation expense recorded for those options (excess tax benefits) are required to be classified as cash from financing activities. The Company had no realized excess tax benefits from stock options for the years ended December 31, 2016 and 2017 and the nine months ended September 30, 2018.

Other Comprehensive Loss

In the years ended 2016 and 2017, the Company recorded $23,000 and $119,000, respectively, as a component of Other Comprehensive Loss related to the unrealized losses on defined benefit plans. For the nine months ended September 30, 2018, the Company recorded $7,000 as a component of Other Comprehensive Income related to the unrealized losses on defined benefit plans. While the Company does not sponsor formal defined benefit pension plans, certain government-mandated employment benefits in Mexico take on the characteristics of and must be accounted for under the US GAAP principles of ASC 715, Accounting for Defined Benefit Pension and Other Postretirement Benefits. Following such principles, certain expenses associated with these benefits can be deferred to Other Comprehensive Loss and amortized to the Statement of Operations over time.

12. REVENUE

Interest Income—Total interest income included in the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Interest income:
Interest on loans	$176,132	$247,373	$320,516	$231,937	$317,627
Fees on loans	6,518	6,778	7,419	5,462	6,329

Total interest income	$182,650	$254,151	$327,935	$237,399	$323,956

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Non-Interest Income—Total non-interest income included in the consolidated statements of operations for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018 is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2015	2016	2017	2017	2018
				(unaudited)
Non-interest income:
Gain on loan sales	$7,867	$15,766	$22,254	$14,520	$23,371
Servicing fees	1,926	5,008	8,260	5,846	8,463
Debit card income	2,786	2,600	2,505	1,774	1,564
Sublease income	—	—	—	—	1,213

Total non-interest income	$12,579	$23,374	$33,019	$22,140	$34,611

13. INCOME TAXES

The following are the domestic and foreign components of the Company’s income (loss) before income taxes for the years ended December 31, 2015, 2016, and 2017 (in thousands):

	December 31,
	2015	2016	2017
Domestic	$9,454	$15,948	$2,162
International	65	108	(93)

Net income before income taxes	$9,519	$16,056	$2,069

The “Tax Cuts and Jobs Act” (the “Act”) was enacted December 22, 2017. The law includes significant changes to the U.S. corporate tax system, including a Federal corporate rate change reduction from 35% to 21%. Additionally, as a result of the Act, the Company is required to pay U.S. income taxes on accumulated foreign subsidiary earnings not previously subject to U.S. income tax. The Deemed Repatriation Transition Tax (“Transition Tax”) taxes earnings at a rate of 15.5% to the extent of foreign cash and certain other net current assets and 8% on the remaining returns.

In 2017, the Company applied this newly enacted corporate federal income tax rate of 21% and recorded a provisional amount related to the Transition Tax, resulting in approximately a $11.4 million increase in tax expense. The write down of the carrying value of the net deferred tax assets due to the lower corporate tax rate resulted in additional income tax expense of $11.2 million. The Company considered the historical earnings of its subsidiaries outside of the United States, and believes the unremitted earnings amount to approximately $6.0 million. As such, a transitional tax liability, net of foreign tax credit, of $0.2 million has been recorded.

The SEC issued guidance under Staff Accounting Bulletin No. 118, Income Tax Account Implications of the Tax Cuts and Jobs Act (“SAB 118”) directing taxpayers to consider the impact of the U.S. legislation as “provisional” when it does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete its accounting for the change in tax law. If estimated provisional amounts are recorded, or if no amounts are recorded because the impact cannot be reasonably estimated, SAB 118 provides a measurement period of no longer than one year during which companies should adjust those amounts as additional information becomes available. In accordance with SAB 118, the additional estimated income tax of $11,364 represents the Company’s best estimate based on interpretation of the U.S. legislation as the Company is still accumulating data to finalize underlying calculations, or in certain cases, the U.S. Treasury is expected to issue further guidance on the application of certain provisions of the U.S. legislation. Further, the Company is still analyzing the impact of the Global Intangible Low-taxed Income (“GILTI”) provisions and has not yet established an accounting policy.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The provision for income taxes for the years ended December 31, 2015, 2016 and 2017, consisted of the following (in thousands):

	December 31, 2017
	Federal	State	Foreign	Total
Current	$3,127	$724	$1,195	$5,046
Deferred	8,270	(874)	(167)	7,229

Total provision (benefit) for income taxes	$11,397	$(150)	$1,028	$12,275

	December 31, 2016
	Federal	State	Foreign	Total
Current	$673	$416	$476	$1,565
Deferred:
Deferred	4,690	323	(371)	4,642
Change in valuation allowance	(30,737)	(10,085)	(187)	(41,009)

Total deferred	(26,047)	(9,762)	(558)	(36,367)

Total benefit for income taxes	$(25,374)	$(9,346)	$(82)	$(34,802)

	December 31, 2015
	Federal	State	Foreign	Total
Current	$551	$468	$105	$1,124
Deferred:
Deferred	2,006	650	(187)	2,469
Change in valuation allowance	(2,006)	(650)	187	(2,469)

Total deferred	—	—	—	—

Total provision for income taxes	$551	$468	$105	$1,124

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating losses and tax credit carryforwards. The primary components of the Company’s net deferred tax assets as of December 31, 2016 and 2017 are composed of the following (in thousands):

	December 31,
	2016	2017
Deferred tax assets:
Deferred revenue	$145	$105
Accrued expenses and reserves	2,686	4,303
Net operating loss carryovers	6,615	—
Allowance for loan losses	24,728	22,965
Minimum tax credit	1,520	1,221
Stock-based compensation	1,842	2,196
State taxes	192	164
R&D Credit	2,213	948
Depreciation and amortization	—	555
Other	—	147

Total deferred tax assets	39,941	32,604
Deferred tax liabilities:
System development costs	(2,133)	(1,590)
Deferred loan costs	(973)	(761)
Depreciation and amortization	(468)	(729)
Prepaid expenses	—	(386)
Total deferred tax liabilities	(3,574)	(3,466)
Valuation allowance	—	—

Net deferred taxes	$36,367	$29,138

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

ASC 740 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that management assesses that realization is “more likely than not.” Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. As of each reporting date, the Company’s management considers new evidence, both positive and negative, that could impact management’s view with regard to the future realization of deferred tax assets.

Although realization is not assured, we believe that the realization of the recognized net deferred tax asset of $8.2 million as of September 30, 2018 is more likely than not based on forecasted future net earnings.

Income tax expense was $37.2 million for the nine months ended September 30, 2018 and represents an effective income tax rate of 27%, compared to income tax expense of $4.5 million for the nine months ended September 30, 2017, and represents an effective income tax rate of 37%.

As of December 31, 2015, the Company concluded that future tax benefit was not likely to be realized due to its historical operating losses, and accordingly, recognized a full valuation allowance. The valuation allowance decreased by approximately $2.5 million for the year ended December 31, 2015. As of December 31, 2016, due to cumulative earnings over the recent three-year period, and projected operating performance, management determined that sufficient positive evidence existed to support the conclusion that it is more likely than not that future taxable income is sufficient to realize the deferred tax benefit, and accordingly, released the full valuation allowance of $41.0 million.

During the year ended December 31, 2017, the Company utilized its remaining Federal and California net operating loss carryforwards. At December 31, 2017, the Company had California state research and development tax credit carryforwards of approximately $1.7 million, which carryforward indefinitely.

The Company’s ability to utilize net operating losses may be subject to an annual limitation due to ownership change limitations set forth in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and comparable state income tax provisions. Ownership change, as defined by Section 382 of the Code, results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than fifty percent of the capital of the Company.

The Company experienced multiple ownership changes and the NOLs generated prior to each change are subject to separate limitations. Pursuant to an analysis performed by the Company, the ability to utilize NOLs are not expected to be affected by the various section 382 limitations.

At December 31, 2017, the Company had approximately $931,000 and $367,000 in federal and California minimum tax credits, respectively. Under the Tax Cuts and Jobs Act, federal minimum tax credits that remain in 2021 will be refunded. California minimum tax credits carry forward indefinitely.

The Company adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting effective January 1, 2017, which requires the Company to record excess tax benefits resulting from the exercise of non-qualified stock options, the disqualifying disposition of incentive stock options and vesting of restricted stock awards as income tax benefits in the consolidated statements of comprehensive income with a corresponding decrease to current taxes payable. For the year ended December 31, 2017, the Company recognized $1.1 million in excess tax benefits recorded as a reduction to income tax expense related to these types of transactions. Further, as a result of the adoption of ASU No. 2016-09, the Company recorded an adjustment to opening retained earnings in the amount of $1.1 million, representing net operating losses previously tracked off-balance sheet resulting from excess tax benefits that are includible in the deferred tax asset under the new standard.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the activity related to the unrecognized tax benefits (in thousands):

	December 31,
	2015	2016	2017
Balance as of January 1,	$—	$—	$664
Increases related to current year tax positions	—	227	330
Increases related to prior year tax positions	—	437	73
Decreases related to prior year tax positions	—	—	—

Balance as of December 31,	$—	$664	$1,067

Interest and penalties related to the Company’s unrecognized tax benefits accrued at December 31, 2017 were not material. The Company’s policy is to recognize interest and penalties associated with income taxes in income tax expense.

Due to the net operating loss carryforwards, the Company’s United States federal and all of its state returns are open to examination by the Internal Revenue Service and state jurisdictions or all years since inception. For Mexico, all tax years remain open for examination by the Mexico taxing authorities. The Company is currently under examination by the Tax Authority of Mexico for the tax year ending December 31, 2017. The Company believes that adequate provisions have been made for all income tax uncertainties.

The Company does not expect its uncertain tax positions to have material impact on its consolidated financial statements within the next twelve months. Certain of the unrecognized tax benefits as of December 31, 2017 are accounted for as a reduction in the Company’s deferred tax assets. The total amount of unrecognized tax benefits, net of associated deferred tax benefit, that would impact the effective tax rate, if recognized, is $1.1 million.

A reconciliation of the provision for income taxes, with the amount computed by applying the statutory U.S. federal income tax rates to income before provision for income taxes is as follows (in thousands):

	December 31,
	2015	2016	2017
Income tax expense (benefit) computed at U.S. federal statutory rate	$3,332	$5,620	$724
State taxes—net of federal benefit	750	603	(34)
Foreign taxes impact on federal rate	(117)	67	279
Foreign taxes amended filings	—	—	782
Meals and entertainment	57	53	82
Federal tax credits	—	(1,484)	(875)
Share based compensation expense	395	1,199	(263)
Other	146	149	216
Change in federal rate	(970)	—	11,177
Impact of transition tax	—	—	187
Change in valuation allowance	(2,469)	(41,009)	—

Income tax expense (benefit)	$1,124	$(34,802)	$12,275

Effective tax rate	12%	(217)%	593%

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The three levels are defined as follows: level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; level 2 – inputs to the

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Effective January 1, 2018, the Company elected the fair value option for the Company’s portfolio of loans acquired on or after January 1, 2018. The Company’s Level 3 unobservable inputs reflect management’s own assumptions about the factors that market participants use in pricing similar receivables, and are based on the best information available in the circumstances. They include such inputs as estimated net charge-offs, timing of the amortization of the portfolio of loans receivable and discount rate.

Financial Instruments at Fair Value

The table below compares the fair value of loans receivable and asset-backed notes to their contractual balances for the periods shown (in thousands):

	September 30, 2018
	Unpaid Principal Balance	Fair Value
Assets
Loans receivable	$883,073	$923,511
Liabilities
Asset-backed notes	413,163	411,721

The Company primarily uses a model to estimate the fair value of Level 3 instruments based on the present value of estimated future cash flows. This model uses inputs that are inherently judgmental and reflect our best estimates of the assumptions a market participant would use to calculate fair value. The following tables present quantitative information about the significant unobservable inputs used for the Company’s Level 3 fair value measurements at September 30, 2018 (dollars in thousands):

	September 30, 2018
	Fair Value Level 3	Valuation Technique	Significant Unobservable Input	Inputs
Loans receivable at fair value	$923,511	Discounted Cash Flows	Cumulative remaining lifetime charge-off rate as a percentage of outstanding principal balance	11.08%
			Average life	0.88 years
			Discount rate	8.94%

Fair value adjustments are recorded through earnings related to Level 3 instruments for the period ended September 30, 2018. Certain unobservable inputs may (in isolation) have either a directionally consistent or opposite impact of the fair value of the financial instrument for a given change in that input. When multiple inputs are used within the valuation techniques for loans, a change in one input in a certain direction may be offset by an opposite change from another input. The Company’s loans have terms between six and 46 months.

The Company developed an internal model to estimate the fair value of loans receivable at fair value. To generate future expected cash flows, the model combines receivable characteristics with assumptions about borrower behavior based on the Company’s historical loan performance. These cash flows are then discounted using a required rate of return that is likely to be used by a market participant.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The Company tested the fair value model using its historical data with validation checks to ensure that the model was complete, accurate and reasonable for the Company’s use. The Company also engaged an independent third party to create an independent fair value model for the loans receivable that are fair valued, which provides a set of fair value marks using the Company’s historical loan performance data to develop independent forecasts of borrower behavior. Their model used these assumptions to generate loan level cash flows which were then aggregated and compared to the Company’s within an acceptable range.

The valuation and loan loss allowance committee provides governance and oversight over the fair value pricing and loan loss allowance calculations and related financial statement disclosures. Additionally, this committee provides a credible challenge of the assumptions used and outputs of the model, including the appropriateness of such measures and periodically reviews the methodology and process to determine the fair value pricing and loan loss allowance. Any significant changes to the process must be approved by the valuation and loan loss allowance committee.

The table below presents a reconciliation of loans receivable at fair value on a recurring basis using significant unobservable inputs:

Nine Months Ended September 30, 2018
(unaudited)
Balance—beginning of year	$—
Principal disbursements of loans receivable at fair value	1,056,564
Principal payments from customers	(165,629)
Charge-offs	(7,862)
Change in fair value	40,438

Balance—end of year	$923,511

As of September 30, 2018, the aggregate fair value of loans that are 90 days or more past due is $0.5 million, and the aggregate unpaid principal balance for loans that are 90 days or more past due is $4.2 million. The aggregate fair value of loans in non-accrual status is $0 at September 30, 2018 as such loans are charged-off.

Financial Instruments at Amortized Cost

The estimated fair values of financial assets and liabilities recorded at amortized cost at December 31, 2016 and 2017 and September 30, 2018 were as follows (in thousands):

	September 30, 2018 (unaudited)
		Estimated fair value	Estimated fair value
	Carrying value		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$42,163	$42,163	$42,163	$—	$—
Restricted cash	52,095	52,095	52,095	—	—
Loans receivable at amortized cost, net (Note 5)	435,979	456,800	—	—	456,800
Loans held for sale (Note 6)	2,064	2,064	—	—	2,064
Liabilities
Accounts payable	4,484	4,484	4,484	—	—
Secured financing (Note 9)	216,697	218,400	—	218,400	—
Asset-backed notes at amortized cost (Note 9)	507,268	506,260	—	506,260	—

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

	December 31, 2017
		Estimated fair value	Estimated fair value
	Carrying value		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$48,349	$48,349	$48,349	$—	$—
Restricted cash	45,806	45,806	45,806	—	—
Loans receivable at amortized cost, net (Note 5)	1,041,404	1,122,000	—	—	1,122,000
Loans held for sale (Note 6)	2,400	2,478	—	—	2,478
Liabilities
Accounts payable	5,837	5,837	5,837	—	—
Secured financing (Note 9)	155,780	156,600	—	156,600	—
Asset-backed notes at amortized cost (Note 9)	784,838	787,500	—	787,500	—

	December 31, 2016
		Estimated fair value	Estimated fair value
	Carrying value		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$35,581	$35,581	$35,581	$—	$—
Restricted cash	32,156	32,156	32,156	—	—
Loans receivable at amortized cost, net (Note 5)	810,996	882,200	—	—	882,200
Loans held for sale (Note 6)	896	970	—	—	970
Liabilities
Accounts payable	905	905	905	—	—
Secured financing (Note 9)	38,000	38,000	—	38,000	—
Asset-backed notes at amortized cost (Note 9)	662,381	662,400	—	662,400	—

The amortized cost of loans receivable is net of unamortized deferred origination costs and fees of $11.9 million and $13.2 million, respectively, and net of the allowance for loan losses of $59.9 million and $81.6 million respectively, as of December 31, 2016 and 2017.

These financial instruments do not trade in an active market with readily observable prices. The estimated fair value amounts have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts.

For Level 3 assets and liabilities measured at amortized cost value as of December 31, 2016 and 2017, the significant unobservable inputs used in the fair value measurements were as follows:

Cash, cash equivalents, restricted cash and accounts payable—The carrying values of certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash and accounts payable, approximate Level 1 fair values of these financial instruments due to their short-term nature.

Loans receivable—The fair values of loans receivable recorded at amortized cost were estimated by discounting the future cash flows, using a rate of return, which represents the cost of capital derived from selected comparable companies within the industry.

Loans held for sale—The fair values of loans held for sale recorded at amortized cost value are based on the carrying value as of the end of the reporting period, multiplied by the average ratio of receipts of loans sold in the last month of the reported periods over the existing principal at the time of their sale.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Secured financing and asset-backed notes—The fair values of secured financing and asset-backed notes recorded at carrying value have been calculated using discount rates equivalent to the weighted-average market yield of comparable debt securities. The fair values of asset-backed notes recorded at fair value have been calculated using quoted bond prices of similar notes, which is a Level 2 input measure.

There were no transfers in or out of Level 1, Level 2 or Level 3 assets and liabilities for the years ended December 31, 2015, 2016 and 2017 and the nine months ended September 30, 2017 and 2018.

15. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Plan (the “Plan”), which enables employees to make pre-tax or post-tax deferral contributions to the participating employees account. Employees may contribute a portion of their pay up to the annual amount as set periodically by the Internal Revenue Service. The Company provides for an employer 401(k) contribution match of up to 4% of an employee’s eligible compensation. The employer contribution match was effective for contributions made in 2016 and 2017. All employee and employer contributions will be invested according to participants’ individual elections. The Company remits employee contributions to plan with each bi-weekly payroll.

16. COMMITMENT AND CONTINGENCIES

Leases—The Company leases its corporate office, store facilities, call center, office equipment, and field vehicles under non-cancelable lease arrangements that expire at various dates through May 2028.

Future minimum lease payments under these non-cancelable leases having initial terms in excess of one year at September 30, 2018, were as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2018 (remaining three months)	$56	$3,497
2019	148	12,924
2020	38	12,367
2021	192	9,828
2022	—	7,404
Thereafter	—	19,000

Total minimum lease payments	434	$65,020

Less amount represented in interest	(19)

Present value of minimum lease payments	415
Less current portion	(149)

Capital lease obligations—net of current obligation	$266

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Future minimum lease payments under these non-cancelable leases having initial terms in excess of one year at December 31, 2017 were as follows (in thousands):

Year Ending December 31,	Capital Leases	Operating Leases
2018	$294	$10,030
2019	124	8,931
2020	14	8,572
2021	—	6,918
2022	—	5,846
Thereafter	—	17,313

Total minimum lease payments	432	$57,610

Less amount represented in interest	(35)

Present value of minimum lease payments	397
Less current portion	(294)

Capital lease obligations—net of current obligation	$103

Rental expenses under operating leases for the years ended December 31, 2015, 2016 and 2017, were $6.7 million, $9.0 million and $11.4 million, respectively. Rental expenses under operating leases for the nine months ended September 30, 2017 and 2018 were $7.9 million and $12.0 million, respectively.

Purchase Commitment—The Company has commitments to purchase information technology and communication services in the ordinary course of business, with various terms through 2023. These amounts are not reflective of the Company’s entire anticipated purchases under the related agreements, but are determined based on the non-cancelable amounts to which it is contractually obligated. The Company’s purchase obligations are $2.4 million in 2019, $2.7 million in 2020 and 2021 and $1.2 million in 2022 and 2023.

Whole Loan Sale Program—The Company has a commitment to sell to a third-party financial institution 10% of its loan originations that satisfy certain eligibility criteria, and an additional 5% at the Company’s sole option. For details regarding the whole loan sale program, refer to Note 6, Loans Held for Sale.

Access Loan Whole Loan Sale Program—In July 2017, the Company entered into a whole loan sale transaction with a financial institution with a commitment to sell 100% of the originations pursuant to the Company’s access loan program and service the sold loans. The Company recognizes servicing revenue of 5% of the daily average principal balance of sold loans for the month. For details regarding the Access Loan Whole Loan Sale Program, refer to Note 6, Loans Held for Sale.

Litigation—On June 26, 2015, a complaint, captioned Kerrigan Capital LLC and Kerrigan Family Trust v. David Strohm, et. al., CIV 534431, or the Kerrigan Lawsuit, was filed in the Superior Court of the State of California, County of San Mateo, against certain of the Company’s current and former directors, officers and certain of its stockholders. In general, the complaint alleges that the defendants breached their fiduciary duties to the Company’s common stockholders in their capacities as officers, directors and/or controlling stockholders by approving certain preferred stock financing rounds that diluted the ownership of its common stockholders and that certain defendants allegedly aided and abetted such breaches. Neither the Company nor any of its corporate affiliates have been named as a defendant. The complaint has been brought as a class action on behalf of all holders of the Company’s common stock and seeks unspecified monetary damages and other relief. In June 2017, the Court certified a class of the Company’s common stockholders. While the Company believes the claims in the Kerrigan Lawsuit are without merit, the cost to litigate is significant and the outcome is uncertain. Therefore, the parties signed a Stipulation and Agreement of Settlement dated July 25, 2018, or the Settlement Agreement. The Company indemnifies certain of its current and former directors and officers and stockholders to whom it has indemnification

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

obligations for certain fees incurred in connection with this matter, and if such directors, officers and stockholders incur any losses in connection with this matter, the Company may be required to indemnify them for such losses. As a result of its indemnification obligations, pursuant to the Settlement Agreement, the Company agreed to pay $7.5 million to settle the Kerrigan Lawsuit, and, as part of such settlement, have offered to purchase from certain eligible holders defined in the Settlement Agreement, up to an aggregate of 500,000 shares of Company common stock at a purchase price of $2.69 per share in cash, subject to a tender offer which expired on September 4, 2018. Pursuant to the tender offer, an aggregate of 333,165 shares of Company common stock were tendered for a total purchase price of $0.9 million, which was paid upon final approval of the Settlement Agreement by the Superior Court.

17. RELATED PARTY TRANSACTIONS

Settlement of Secured Non-Recourse Affiliate Note—On April 4, 2017, a $1.0 million secured non-recourse note receivable issued to a former officer and shareholder of the Company was settled. The Company issued the $1.0 million note receivable in March 2010 and accounted for this transaction as a repurchase of the former officer’s common stock and simultaneous granting of an option to purchase the common stock at an increasing exercise price in accordance with applicable accounting guidance for stock based compensation. This option was net exercised during the year ended December 31, 2017.

18. SEGMENT REPORTING

Operating segments are defined as components of an enterprise for which discrete financial information is available and evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s Chief Executive Officer, who is considered to be the CODM, reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

19. SUBSEQUENT EVENTS

The Company evaluated subsequent events from the balance sheet date of December 31, 2017, through the audited financial statement issuance date of July 18, 2018, and from the balance sheet date of September 30, 2018 through the unaudited interim financial statements issuance date of December 14, 2018 and determined there are no events requiring recognition or disclosure in the consolidated financial statements other than the following:

Upsize and Amendment of Secured Financing

On December 10, 2018, the Company increased the facility commitment of its VFN to $400.0 million and the interest rate on the VFN was reduced to 1-month LIBOR plus a margin of 2.45%. The revolving period ends on October 1, 2021.

Issuance of Asset-Backed Notes (Series 2018-D)

Asset-Backed Notes (Series 2018-D)—On December 7, 2018, the Company, through a wholly-owned special- purpose subsidiary (“Oportun Funding XII, LLC” or “OF XII”), issued its thirteenth term security backed by a pool of designated loan receivables (Series 2018-D). The security consists of four classes of fixed-rate notes, including $128.9 million Class A senior notes with a 4.15% coupon, $27.6 million Class B subordinated notes with a 4.83% coupon, $9.2 million Class C subordinated notes with a 5.71% coupon and $9.2 million Class D subordinated notes with a 7.17% coupon. The security, initially collateralized by $184.2 million of eligible loan receivables, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-D).

Issuance of Asset-Backed Notes (Series 2018-C)

Asset-Backed Notes (Series 2018-C)—On October 22, 2018, the Company, through a wholly-owned special- purpose subsidiary (“Oportun Funding X, LLC” or “OF X”), issued its twelfth term security backed by a pool of designated loan receivables (Series 2018-C). The security consists of four classes of fixed-rate notes, including $202.6 million Class A senior notes with a 4.10% coupon, $43.4 million Class B subordinated notes with a 4.59% coupon, $14.5 million Class C subordinated notes with a 5.52% coupon and $14.5 million Class D subordinated notes with a 6.79% coupon. The security, initially collateralized by $289.5 million of eligible loan receivables, has a three-year revolving period during which principal and certain finance charge collections from the loan receivables pool may be reinvested in eligible loan receivables newly originated by the Company. The notes are callable without penalty three years from the closing date. If the notes are not called, principal collections and certain finance charge collections from the loan receivables pool will be used to amortize the notes.

The terms of the security require the Company to comply with certain covenants applicable to the loans in the loan receivables pool, including limits on the risk scores, loss ratio and certain other loan characteristics. As of September 30, 2018, the Company was in compliance with all covenants and requirements of the asset-backed notes (Series 2018-C).

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

We provide inclusive, affordable financial services that empower our customers to build a better future

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than estimated underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the exchange listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect upon the completion of this offering authorize the indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law or other applicable law.

We have entered into indemnification agreements with our directors and officers whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of the Registrant, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interests of the Registrant.

The Registrant maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act and the Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such, and to the maximum extent permitted by the Delaware General Corporation Law.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify the Registrant against liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent Sales of Unregistered Securities.

Since October 31, 2015, we have made sales of the following unregistered securities:

(1) We issued and sold 4,149,656 shares of our common stock upon the exercise of options under our Amended and Restated 2005 Stock Option/Stock Issuance Plan.

(2) We granted to our employees, directors and consultants stock options under our 2015 Stock Option/Stock Issuance Plan, or 2015 Plan, to purchase an aggregate of 25,962,005 shares of our common stock at exercise prices ranging from $1.76 to $2.71 per share and restricted stock units covering 5,163,537 shares with a grant date fair market value ranging from $1.79 to $2.71 per share. Over that same period, we issued and sold 102,514 shares of our common stock upon the exercise of options under our 2015 Plan.

(3) In April 2017, five of our warrant holders exercised their warrants to purchase, and we issued, a total of 951,961 shares of our Series F preferred stock, for an aggregate cash consideration of approximately $2.0 million.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. Securities described in paragraphs (1) and (2) above were also issued in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation, as currently in effect.

3.2#	Bylaws, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect upon closing of this offering.

3.4#	Form of Amended and Restated Bylaws, to be in effect upon closing of this offering.

4.1*	Form of Common Stock Certificate.

4.2#	Amended and Restated Investors’ Rights Agreement, dated as of February 6, 2015, by and among the Registrant and certain of its stockholders.

4.3#	Form of Warrant Agreement to Purchase Shares of Preferred Stock by and between the Registrant and Hercules Technology Growth Capital, Inc.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

4.4#	Warrant to Purchase Series F-1 Preferred Stock by and between the Registrant and QED Fund II, LP.

5.1*	Opinion of Cooley LLP.

10.1+#	Form of Indemnity Agreement between the Registrant and its directors and officers.

10.2+#	Amended and Restated 2005 Stock Option/Stock Issuance Plan and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise.

10.3+#	2015 Stock Option/Stock Issuance Plan and Form of Stock Option Grant Notice, Option Agreement, Form of Notice of Exercise, Form of Restricted Stock Unit Award Grant Notice and Form of Restricted Stock Unit Award Agreement.

10.4+*	2018 Equity Incentive Plan and Forms of Award Notices and Agreements.

10.5+*	2018 Employee Stock Purchase Plan.

10.6+#	Amended and Restated Offer Letter and Change in Control Agreement by and between the Registrant and Raul Vazquez, dated as of June 3, 2015.

10.7+#	Amended and Restated Offer Letter by and between the Registrant and Jonathan Coblentz, dated as of May 27, 2015.

10.8+#	Amended and Restated Offer Letter by and between the Registrant and Patrick Kirscht, dated as of June 1, 2015.

10.9+#	Amended and Restated Offer Letter by and between the Registrant and Joan Aristei, dated as of May 19, 2014.

10.10+#	Amended and Restated Offer Letter by and between the Registrant and David Needham, dated as of September 7, 2012.

10.11+#	Offer Letter by and between the Registrant and Matthew Jenkins, dated as of August 21, 2016.

10.12+#	Form of Change in Control Agreement by and between the Registrant and certain of its officers.

10.13#	Sublease Agreement by and between Oportun, Inc. and TiVo Corporation, dated as of July 31, 2017.

10.14^#	Amended and Restated Purchase and Sale Agreement by and between Oportun, Inc. and ECL Funding LLC, dated as of June 29, 2018.

10.15.1#	Base Indenture by and between Oportun Funding IV, LLC and Deutsche Bank Trust Company Americas, dated as of October 19, 2016.

10.15.2#	Series 2016-C Supplement to Base Indenture by and between Oportun Funding IV, LLC and Deutsche Bank Trust Company Americas, dated as of October 19, 2016.

10.16.1#	Base Indenture by and between Oportun Funding VI, LLC and Wilmington Trust, National Association, dated as of June 8, 2017.

10.16.2#	Series 2017-A Supplement to Base Indenture by and between Oportun Funding VI, LLC and Wilmington Trust, National Association, dated as of June 8, 2017.

10.17.1#	Base Indenture by and between Oportun Funding VII, LLC and Wilmington Trust, National Association, dated as of October 11, 2017.

10.17.2#	Series 2017-B Supplement to Base Indenture by and between Oportun Funding VII, LLC and Wilmington Trust, National Association, dated as of October 11, 2017.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description

10.18.1#	Base Indenture by and between Oportun Funding VIII, LLC and Wilmington Trust, National Association, dated as of March 8, 2018.

10.18.2#	Series 2018-A Supplement to Base Indenture by and between Oportun Funding VIII, LLC and Wilmington Trust, National Association, dated as of March 8, 2018.

10.19.1#	Base Indenture by and between Oportun Funding IX, LLC and Wilmington Trust, National Association, dated as of July 9, 2018.

10.19.2#	Series 2018-B Supplement to Base Indenture by and between Oportun Funding IX, LLC and Wilmington Trust, National Association, dated as of July 9, 2018.

10.20.1#	Base Indenture by and between Oportun Funding V, LLC and Deutsche Bank Trust Company Americas, dated as of August 4, 2015.

10.20.2#	First Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of May 25, 2016.

10.20.3#	Second Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of June 7, 2016.

10.20.4#	Third Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of August 1, 2017.

10.20.5#	Fourth Amendment to Base Indenture by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of February 23, 2018.

10.20.6#	Series 2015 Supplement to Base Indenture by and between Oportun Funding V, LLC and Deutsche Bank Trust Company Americas, dated as of August 4, 2015.

10.20.7#	First Amendment to the Series 2015 Supplement by and between Oportun Funding V, LLC and Deutsche Bank Trust Company Americas, dated as of November 23, 2015.

10.20.8#	Second Amendment to the Series 2015 Supplement by and between Oportun Funding V, LLC and Wilmington Trust, National Association, dated as of August 1, 2017.

21.1	Subsidiaries of the Registrant.

23.1*	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Cooley LLP. Reference is made to Exhibit 5.1.

24.1*	Power of Attorney (see signature page hereto).

*	To be filed by amendment.
^	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
#	Previously filed.
+	Indicates a management contract or compensatory plan.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Registrant’s financial statements or notes thereto.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Carlos, California, on                 , 2018.

Oportun Financial Corporation

By:
Raul Vazquez Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raul Vazquez, Jonathan Coblentz, Joan Aristei and Kathleen Layton, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Raul Vazquez	Chief Executive Officer and Director (Principal Executive Officer)

Jonathan Coblentz	Chief Financial Officer and Chief Administrative Officer (Principal Financial and Accounting Officer)

Aida M. Alvarez	Director

Jo Ann Barefoot	Director

Jules Maltz	Director

Louis P. Miramontes	Director

Confidential Treatment Requested by Oportun Financial Corporation

Pursuant to 17 C.F.R. Section 200.83

Name	Title	Date
Carl Pascarella	Director

David Strohm	Director

R. Neil Williams	Director